    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 9, 1994


                                                       REGISTRATION NO. 33-50097
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 4

                                       TO

                              FORM S-3 ON FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                     KAISER ALUMINUM & CHEMICAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                                             3334                                           94-0928288
  (State of Incorporation)                         Primary Standard Industrial                             (I.R.S. Employer
                                                   Classification Code Number)                          Identification Number)

                           6177 SUNOL BOULEVARD                                     ANTHONY R. PIERNO
                    PLEASANTON, CALIFORNIA 94566-7769                       VICE PRESIDENT AND GENERAL COUNSEL
                              (510) 462-1122                              KAISER ALUMINUM & CHEMICAL CORPORATION
           (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,                 5847 SAN FELIPE, SUITE 2600
                                 INCLUDING                                      HOUSTON, TEXAS 77057-3010
         AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)                      (713) 267-3777
                                                                 (NAME, ADDRESS INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                                                                        INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                           ------------------------
                       Copies of all communications to:

                          HOWARD A. SOBEL, ESQ.                                   BETH R. NECKMAN, ESQ.
             KRAMER, LEVIN, NAFTALIS, NESSEN, KAMIN & FRANKEL                        LATHAM & WATKINS
                             919 THIRD AVENUE                                        885 THIRD AVENUE
                         NEW YORK, NEW YORK 10022                                NEW YORK, NEW YORK 10022
                              (212) 715-9100                                          (212) 906-1200

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. { }

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. { }
                            ------------------------
                        CALCULATION OF REGISTRATION FEE

- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED          PROPOSED
              TITLE OF EACH CLASS                   AMOUNT       MAXIMUM           MAXIMUM          AMOUNT OF
                 OF SECURITIES                       TO BE    OFFERING PRICE      AGGREGATE        REGISTRATION
                TO BE REGISTERED                  REGISTERED  PER SECURITY(1)  OFFERING PRICE(1)       FEE
- ---------------------------------------------------------------------------------------------------------------
  % Senior Notes due 2002....................... $225,000,000      100%          $225,000,000        $77,587
- ---------------------------------------------------------------------------------------------------------------
Senior Guarantees of Kaiser Alumina Australia
  Corporation, Kaiser Finance Corporation,
  Alpart Jamaica Inc. and Kaiser Jamaica
  Corporation...................................      --            --                --                --  (2)
- ---------------------------------------------------------------------------------------------------------------
Total........................................... $225,000,000      100%          $225,000,000        $77,587(3)
- ---------------------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------------------


(1) Estimated solely for the purpose of calculating the registration fee.
(2) Pursuant to Rule 457, no separate filing fee is required for such guarantees.

(3) An amount of $60,345 was previously paid. An additional fee of $17,242 is being paid herewith in connection with the filing of Amendment No. 4 to the Registration Statement.

                            ------------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             ADDITIONAL REGISTRANTS

                                                          PRIMARY                       ADDRESS, INCLUDING ZIP CODE,
  EXACT NAME                                             STANDARD                          AND TELEPHONE NUMBER,
 OF REGISTRANT                                          INDUSTRIAL     IRS EMPLOYER        INCLUDING AREA CODE,
AS SPECIFIED IN     STATE OR OTHER JURISDICTION OF    CLASSIFICATION  IDENTIFICATION    OF REGISTRANT'S PRINCIPAL
  ITS CHARTER        CORPORATION OR ORGANIZATION       CODE NUMBER        NUMBER             EXECUTIVE OFFICES
- ---------------     ------------------------------     -----------     ------------     ----------------------------
Kaiser                         Delaware                    3334         94-61022690     6177 Sunol Boulevard
Alumina                                                                                 Pleasanton, CA 94566-7769
Australia                                                                               (510) 462-1122
Corporation

Kaiser                         Delaware                    3334          94-3115934     6177 Sunol Boulevard
Finance                                                                                 Pleasanton, CA 94566-7769
Corporation                                                                             (510) 462-1122

Alpart                         Delaware                    3334          13-2569683     6177 Sunol Boulevard
Jamaica                                                                                 Pleasanton, CA 94566-7769
Inc.                                                                                    (510) 462-1122

Kaiser                         Delaware                    3334          94-1631721     6177 Sunol Boulevard
Jamaica                                                                                 Pleasanton, CA 94566-7769
Corporation                                                                             (510) 462-1122

                     KAISER ALUMINUM & CHEMICAL CORPORATION
                      KAISER ALUMINA AUSTRALIA CORPORATION
                           KAISER FINANCE CORPORATION
                              ALPART JAMAICA INC.
                           KAISER JAMAICA CORPORATION

                         ------------------------------

                             CROSS-REFERENCE SHEET
  SHOWING LOCATION IN PROSPECTUS OF INFORMATION REQUIRED BY ITEMS OF FORM S-2
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K


                        ITEMS OF FORM S-2                           CAPTION OR LOCATION
       ---------------------------------------------------  -----------------------------------
   1.  Forepart of the Registration Statement and Outside
         Front Cover Page of Prospectus...................  Outside Front Cover Page
   2.  Inside Front and Outside Back Cover Pages of
         Prospectus.......................................  Inside Front and Outside Back Cover
                                                              Pages; Available Information
   3.  Summary Information, Risk Factors and Ratio of
         Earnings to Fixed Charges........................  Summary; Risk Factors; Selected
                                                              Historical and Pro Forma
                                                              Consolidated Financial Data
   4.  Use of Proceeds....................................  Summary; Use of Proceeds
   5.  Determination of Offering Price....................  Outside Front Cover Page;
                                                              Underwriting
   6.  Dilution...........................................  Not Applicable
   7.  Selling Security Holders...........................  Not Applicable
   8.  Plan of Distribution...............................  Outside Front Cover Page;
                                                              Underwriting
   9.  Description of Securities to be Registered.........  Outside Front Cover Page; Summary;
                                                              Description of Notes; Certain
                                                              Federal Income Tax Consequences
  10.  Interests of Named Experts and Counsel.............  Legal Matters; Experts
  11.  Information with Respect to the Registrant.........  Incorporation of Certain Documents
                                                            by Reference; Summary; The Company;
                                                              Management's Discussion and
                                                              Analysis of Financial Condition
                                                              and Results of Operations;
                                                              Business
  12.  Incorporation of Certain Information by
         Reference........................................  Incorporation of Certain Documents
                                                            by Reference
  13.  Disclosure of Commission Position on
         Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
     NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER
     TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED FEBRUARY 9, 1994


PROSPECTUS

                                  $225,000,000


                                KAISER ALUMINUM &
                               CHEMICAL CORPORATION
                              % SENIOR NOTES DUE 2002
                              -----------------------

    Kaiser Aluminum & Chemical Corporation, a Delaware corporation (the
"Company"), is hereby offering $225.0 million of its   % Senior Notes due 2002
(the "Notes"). Interest on the Notes is payable semi-annually on February 15 and
August 15 of each year, commencing August 15, 1994, at the rate of   % per
annum.


    The Notes are redeemable at any time on or after February 15, 1998, at the option of the Company, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. The indenture governing the Notes (the "Indenture") limits the amount of additional Indebtedness (as defined) that the Company and its subsidiaries may incur. In the event of a Change of Control (as defined) of the Company, the Company is required to make an offer to purchase all or any part of a holders' Notes at 101% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase. See "Description of Notes."


    The Notes will represent senior, unsecured obligations of the Company, ranking senior in right and priority of payment to all Indebtedness of the Company that by its terms is expressly subordinated to the Notes. The Notes will also be guaranteed on a senior, unsecured basis by certain subsidiaries of the Company. The Notes, however, will be effectively subordinated to secured Indebtedness of the Company and its subsidiaries that are guarantors of the Notes with respect to the assets securing such Indebtedness. The Notes will also be effectively subordinated to claims of creditors of the Company's subsidiaries, except to the extent that the holders of Notes may be creditors of such subsidiaries pursuant to a subsidiary guarantee. See "Risk Factors." On a pro forma basis, after giving effect to the Refinancing Transactions (as defined), as of December 31, 1993, the Company's aggregate consolidated indebtedness would have been approximately $827.8 million (of which $461.9 million would have been expressly subordinated by its terms in right and priority of payment to the Notes). The foregoing does not give effect to $73.6 million of guaranteed unconsolidated joint venture indebtedness of the Company and $37.6 million of other guarantees and letters of credit outstanding as of December 31, 1993.


    In connection with the offering of Notes hereby, Kaiser Aluminum Corporation, the Company's parent, is concurrently offering, pursuant to a separate prospectus, 8,000,000 shares (subject to increase if the underwriters' 15% overallotment option is exercised) of its Preferred Redeemable Increased
Dividend Equity SecuritiesSM,   % PRIDES(SM), Convertible Preferred Stock (the
"PRIDES"). For a detailed description of the PRIDES, see "Description of the PRIDES." The Company is also replacing its existing Credit Agreement (as defined) with a new five-year, secured revolving line of credit in the amount of $250.0 million (the "New Credit Agreement"). The offering of the Notes, the offering of the PRIDES and the effectiveness of the New Credit Agreement will be conditioned upon the simultaneous closing of all such transactions.

    SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES.
                           ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
    THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
      COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                            CRIMINAL OFFENSE.

- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------
                                                     PRICE TO            UNDERWRITING          PROCEEDS TO
                                                    PUBLIC(1)            DISCOUNT(2)          COMPANY(1)(3)
- ----------------------------------------------------------------------------------------------------------------
Per Note......................................               %                     %                    %
- ----------------------------------------------------------------------------------------------------------------
Total.........................................     $                     $                    $
- ----------------------------------------------------------------------------------------------------------------
- ----------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from February   , 1994.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $750,000.
                            ------------------------
    The Notes are being offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York, on or about February
  , 1994.

(SM) Service mark of Merrill Lynch & Co., Inc.
                            ------------------------
MERRILL LYNCH & CO.

             BEAR, STEARNS & CO. INC.

                            DONALDSON, LUFKIN & JENRETTE
                               SECURITIES CORPORATION

                                            PAINEWEBBER INCORPORATED

                                                        SALOMON BROTHERS INC
                            ------------------------
               The date of this Prospectus is February   , 1994.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements, information statements and other information filed by the Company can be inspected and copied at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at 7 World Trade Center, New York, New York, 10048 and at Northwestern Atrium Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

     This Prospectus constitutes a part of a Registration Statement on Form S-2 filed by the Company and certain of the Company's subsidiaries with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and certain of the Company's subsidiaries and this offering. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

     The Company will distribute to holders of the Notes annual reports containing audited financial statements and an opinion thereon by the Company's independent public accountants, and quarterly reports containing unaudited summary financial information for each of the first three fiscal quarters of each fiscal year.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of any such documents are available upon request and without charge from Mr. Byron Wade, Vice President, Secretary and Deputy General Counsel, Kaiser Aluminum & Chemical Corporation, 5847 San Felipe, Suite 2600, Houston, Texas 77057-3010, telephone (713) 975-7600.

     The following documents filed by the Company with the Commission are hereby incorporated by reference into this Prospectus:

          (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992,

          (2) the Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 1993, June 30, 1993, and September 30, 1993, and

          (3) the Company's Proxy Statement, dated May 13, 1993.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or replaced for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. Any such statement so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.
                             ---------------------
     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AND THE 12 3/4% NOTES (AS DEFINED) AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements (including the Notes thereto) appearing elsewhere in this Prospectus. All references to tons in this Prospectus refer to metric tons of 2,204.6 pounds.

                                  THE COMPANY

     Kaiser Aluminum & Chemical Corporation, a Delaware corporation (the "Company"), is one of the world's leading producers of alumina, primary aluminum and fabricated (including semi-fabricated) aluminum products. The Company is a wholly owned subsidiary of Kaiser Aluminum Corporation, a Delaware corporation ("KAC"), and operates in all principal aspects of the aluminum industry -- the mining of bauxite, the refining of bauxite into alumina, the production of primary aluminum and the manufacture of fabricated aluminum products. In 1993, the Company produced 2,826,600 tons of alumina, of which approximately 71% was sold to third parties, produced 436,200 tons of primary aluminum, of which approximately 56% was sold to third parties, and shipped approximately 373,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic fabricated aluminum products shipments in 1993. The Company's share of total Western world alumina capacity and total Western world primary aluminum capacity was 8% and 3%, respectively, in 1993.

     The Company's strategy is to enhance its position as a leading producer of alumina, primary aluminum and fabricated aluminum products by:

     Increasing alumina production capacity. The Company has increased the capacity of its 65%-owned Alumina Partners of Jamaica ("Alpart") alumina refinery from 1,000,000 tons per year as of December 31, 1990, to 1,450,000 tons per year as of December 31, 1992. In addition, during the past several years the Company has increased production at its Gramercy, Louisiana alumina refinery and its 28.3%-owned Queensland Alumina Limited ("QAL") alumina refinery located in Australia. The percentage of the Company's alumina production sold to third parties increased to approximately 71% in 1993 from approximately 35% in 1987. Among alumina producers, the Company believes it is now the world's second largest seller of alumina to third parties. In light of the previously announced, and possible future, curtailments or permanent shutdowns of world-wide primary aluminum production, the Company anticipates that its alumina production and alumina sales to third parties will decline in 1994 from 1993 levels. See "-- Recent Trends and Developments."

     Improving the efficiency of its operations. From 1980 to 1993, on a per employee basis, alumina production increased by approximately 54% at the Company's Gramercy, Louisiana alumina refinery; fabricated products shipments increased by approximately 128% at the Company's Trentwood, Washington fabricating facility; and sales volume for aluminum operations as a whole increased by over 250%. Primary aluminum production at the Company's Mead and Tacoma smelters was curtailed in 1993 because of a power reduction imposed by the Bonneville Power Administration ("BPA") which reduced the operating rates for such smelters. From 1980 to 1992, prior to the BPA power reductions, on a per employee basis, primary aluminum production increased by approximately 72% and 39%, respectively, at the Mead and Tacoma smelters, and from 1980 to 1993, subsequent to the BPA power reductions, such primary aluminum production increased by approximately 36% and 15%, respectively, at such smelters. See "Risk Factors -- Recent Developments in Power Supply for Pacific Northwest Operations and Resultant Production Curtailments." The Company has also streamlined and decentralized its management structure to reduce corporate overhead and shift decision-making and accountability to its business units. The Company announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, which is expected to result in annual cost savings of approximately $50.0 million after the restructuring has been fully implemented. See "-- Recent Trends and Developments."

     The Company has developed and installed proprietary retrofit technology in all of its smelters, which has contributed to increased and more efficient production of primary aluminum. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ the Company's technical and managerial knowledge. Through continuing technological improvements, the Company's smelters have achieved improved energy efficiency and longer average life of reduction cells. From 1980 to 1993, the Company's average kilowatt hours of electricity utilized per ton of primary aluminum production was reduced by approximately 13% and the average life of reduction cells was increased by approximately 102%.

     Concentrating its fabricated aluminum products operations on the beverage container market and on high value-added transportation products. The Company operates a high-speed, wide-coil coating line which has reduced costs, improved quality and increased sales of aluminum to the beverage container industry. The Company believes that it is one of the highest quality producers of aluminum beverage can stock in the world. Over the past several years, the Company has also constructed four new fabrication facilities and modernized and expanded others to produce high value-added automotive (including air bag cannisters), truck (including truck wheels and hubs), trailer and aerospace products.

     Implementing a refinancing plan. The offering of the Notes, the concurrent offering by KAC of 8,000,000 shares of PRIDES and the replacement of the Company's existing Credit Agreement (the "Credit Agreement") are the final steps of a comprehensive refinancing plan which KAC began in January 1993. The plan is intended to extend the maturities of KAC's outstanding indebtedness, to enhance its liquidity and to raise new equity capital.


     As of December 31, 1992, the Company's long-term indebtedness consisted principally of $321.7 million aggregate amount of its 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes") and the Credit Agreement, which matures in November 1994. The Company refinanced the 14 1/4% Notes through the issuance in February 1993 of $400.0 million aggregate principal amount of its 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). In addition, the Company has received a commitment (the "Commitment Letter") to replace the Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit) with a $250.0 million secured, revolving line of credit, scheduled to mature in 1999 (the "New Credit Agreement"). Bank of America National Trust and Savings Association ("Bank of America") and BankAmerica Business Credit, Inc. ("BA") have committed, subject to certain terms and conditions, to provide the full $250.0 million of the New Credit Agreement.



     As of December 31, 1993, the Company's total consolidated indebtedness was $760.9 million, and $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. On a pro forma basis, after giving effect to the sale of the Notes, the sale of the shares of PRIDES and the effectiveness of the New Credit Agreement (collectively, the "Refinancing Transactions"), as of December 31, 1993, the Company's total consolidated indebtedness would have been $827.8 million, $182.5 million of borrowing capacity would have been available for use under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. See "Capitalization." The foregoing does not give effect to $73.6 million of guaranteed unconsolidated joint venture indebtedness of the Company and $37.6 million of other guarantees and letters of credit outstanding as of December 31, 1993.



     To increase its equity capital, KAC consummated a public offering of its $.65 Depositary Shares in June 1993 pursuant to which KAC realized net proceeds of approximately $119.3 million (a portion of which was used to make a capital contribution to the Company and a portion of which was loaned to the Company, see "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Financial Condition and Capital Spending"). KAC will realize additional net proceeds of approximately $88.6 million as a result of the sale of the PRIDES, a portion of which will be used to make a capital contribution to the Company and a portion of which will be used to make a loan or loans to the Company. See "Use of Proceeds."


     After giving effect to the Refinancing Transactions, the scheduled amortization of the Company's long-term indebtedness through 1998 will be substantially reduced, and the Company expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the New Credit Agreement. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Spending."

                         RECENT TRENDS AND DEVELOPMENTS

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum of Understanding (the "Memorandum") which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum. See "-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum." The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (the average Midwest U.S. transaction price (the "AMT Price") was 61.14c per pound for the week ended February 4, 1994, see
"Business -- Sensitivity to Prices"), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($76.0 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles,(b) the charges related to the restructuring of the Trentwood plant and certain other facilities (the "1993 Facilities Charges") and
(c) certain other charges principally related to a reduction in the carrying value of the Company's inventories ($19.4 million, which is included in cost of goods sold) and the establishment of additional litigation and environmental reserves (the "Other 1993 Charges"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Overview -- Recent Industry Trends" and "Business -- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum."

     The Company announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years). See "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business -- Production Operations -- Fabricated Products."

                      FOURTH QUARTER AND YEAR END RESULTS

     The Company's net sales totaled $415.9 million in the fourth quarter of 1993, compared with $496.0 million in the fourth quarter of 1992, and $1,719.1 million for the full year of 1993, compared with $1,909.1 million for the full year of 1992. Revenues decreased in the fourth quarter of 1993 as compared to the fourth quarter of 1992 due principally to lower average realized prices and shipments of primary aluminum and alumina and lower average realized prices of most fabricated products, partially offset by increased shipments of fabricated products during the 1993 period compared with the 1992 period. Revenues decreased for the full year of 1993 as compared to the full year of 1992 due principally to lower shipments of primary aluminum and lower average realized prices of primary aluminum and alumina and, to a lesser extent, of fabricated products, partially offset by increased shipments of most fabricated products during 1993 as compared to 1992.

     The Company will report a net loss before extraordinary loss and cumulative effect of changes in accounting principles of $117.6 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the full year of 1993, compared with net income of $29.6 million for the full year of 1992. The Company will report a net loss of $64.5 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the fourth quarter of 1993, compared with net income of $3.1 million for the fourth quarter of 1992. The Company recognized an after-tax loss relating to the cumulative effect of changes in accounting principles of $507.9 million and an after-tax extraordinary loss on early extinguishment of debt of $21.8 million in the first quarter of 1993. See Note
(1) of "Summary Historical and Pro Forma Consolidated Financial Data."

     The fourth quarter results include a pre-tax charge of $35.8 million ($22.6 million after-tax) related to the 1993 Facilities Charges and pre-tax charges of $30.2 million ($19.0 million after-tax) principally related to the Other 1993 Charges. The Company will also recognize an after-tax reduction of stockholders' equity of $14.9 million in the fourth quarter of 1993 to reflect the lowering of the discount rate used to calculate the Company's minimum pension liability. The Company recognized a pre-tax charge of $29.0 million ($24.2 million after-tax) related to a reduction in the carrying value of the Company's inventory, pre-tax income of $14.0 million ($11.7 million after-tax) for non-recurring adjustments to previously recorded liabilities and reserves and an after-tax reduction of stockholders' equity of $6.7 million in the fourth quarter of 1992.

                                  THE OFFERING


Securities Offered.......   $225,000,000 aggregate principal amount of   % Senior Notes due
                            2002 (the "Notes"). See "Description of Notes."
Maturity Date............   February   , 2002.
Interest Payment Dates...   February 15 and August 15, commencing August 15, 1994.
Optional Redemption......   The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after February 15, 1998, at the redemption prices set forth herein, plus accrued and unpaid interest to the redemption date.
Change of Control........   Upon a Change of Control (as defined), the Company is required to make an offer to purchase all or any part of a holder's Notes at
                            101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase. Any Change of Control would constitute an event of default under the New Credit Agreement.
Guarantee................   The obligations of the Company with respect to the Notes will be guaranteed, jointly and severally, on a senior, unsecured basis by certain subsidiaries of the Company. Any indebtedness that is incurred by the Company's subsidiaries will be effectively senior to the claims of the holders of the Notes with respect to the assets of such subsidiaries, except to the extent that the holders of the Notes may be creditors of a subsidiary pursuant to a subsidiary guarantee. Any such claim by the holders of the
                            Notes with respect to the assets of any subsidiary that is a guarantor of the Notes will be effectively subordinated to secured indebtedness of such subsidiary guarantor with respect to the assets securing such indebtedness.
Ranking..................   The Notes will represent senior, unsecured obligations of the
                            Company, ranking senior in right and priority of payment to all
                            Indebtedness of the

                            Company that by its terms is expressly subordinated to the Notes.
                            On a pro forma basis, after giving effect to the Refinancing
                            Transactions, as of December 31, 1993, the Company's total consolidated indebtedness would have been $827.8 million (of which $461.9 million would have been expressly subordinated in right and priority of payment to the Notes) and $182.5 million of borrowing capacity would have been available for use under the
                            New Credit Agreement. See "Capitalization." The Notes, however, will be effectively subordinated to secured Indebtedness of the
                            Company with respect to the assets securing such Indebtedness.
Certain Covenants........   The Indenture governing the Notes (the "Indenture") will contain certain covenants, including, but not limited to, covenants imposing limitations on: (i) Asset Sales, (ii) transactions with
                            Affiliates, (iii) Restricted Payments and Restricted Investments,
                            (iv) the Incurrence of Indebtedness and preferred stock, (v) the granting of Liens on U.S. Fixed Assets to secure Indebtedness,
                            (vi) the transfer of assets to entities that are not Subsidiary
                            Guarantors, (vii) mergers and consolidations and (viii) dividend and other payment restrictions affecting Subsidiaries. Each of the foregoing capitalized terms has the meaning assigned to it in the Indenture. See "Description of Notes."
Use of Proceeds..........   The net proceeds of this offering will be used to reduce
                            outstanding borrowings under the revolving credit facility of the
                            Credit Agreement immediately prior to the effectiveness of the
                            New Credit Agreement and for working capital and general
                            corporate purposes. As of February 7, 1994, there was $262.2 million of outstanding borrowings under the Credit Agreement, including $37.2 million in outstanding letters of credit. In connection with this offering, KAC is concurrently offering
                            8,000,000 shares of its PRIDES (subject to increase if the underwriters' 15% overallotment option is exercised). Borrowings and reborrowings under the New Credit Agreement will be used for working capital and general corporate purposes, including capital projects. See "Use of Proceeds."
Risk Factors.............   Prospective purchasers of the Notes should consider carefully the factors set forth under the section entitled "Risk Factors,"
                            including the factors discussed under "Ranking of the Notes;
                            Subordination," "Ability to Service Debt; Failure of Earnings to
                            Cover Fixed Charges; Anticipated 1994 Net Loss," "Sensitivity to
                            Prices; Current Primary Aluminum Prices Adversely Affect Net
                            Sales and Operating Income," "Recent Developments in Power Supply
                            for Pacific Northwest Operations and Resultant Production
                            Curtailments," "Increasing Worldwide Aluminum Inventories and
                            Adverse Effects on Market Prices," "Highly Leveraged
                            Transactions," "Environmental Litigation," "Controlling
                            Stockholder and Possible Effects; Change of Control" and "Absence
                            of Public Market."

          SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following summary historical and pro forma consolidated financial data are derived from the Selected Consolidated Financial Data appearing elsewhere in this Prospectus, and should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.


                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                 YEAR ENDED DECEMBER 31,
                                -------------------------   ---------------------------------------
                                   1993          1992          1992          1991          1990
                                -----------   -----------   -----------   -----------   -----------
                                              (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
Operating Data
  Net sales...................  $   1,303.2   $   1,413.1   $   1,909.1   $   2,000.8   $   2,095.0
  Cost of products sold.......      1,181.0       1,178.1       1,619.3       1,594.2       1,525.2
  Gross profit................        122.2         235.0         289.8         406.6         569.8
  Depreciation................         72.9          60.4          80.3          73.2          70.5
  Selling, administrative,
    research and development,
    and general...............         90.5          88.7         119.3         117.6         122.9
  Operating income (loss).....        (41.2)         85.9          90.2         215.8         376.4
  Interest expense............         63.8          58.4          78.7          82.7          96.6
  Income (loss) before income
    taxes, minority interests,
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (95.8)         29.5          28.4         149.5         290.8
  Income (loss) before
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (53.1)         26.5          29.6         124.7         220.7
  Net income (loss)...........       (582.8)(1)      26.5          29.6         124.7         220.7
  Ratio of earnings to fixed
    charges(2)................           -- (3)       1.4x          1.3x          2.7x          3.6x
Pro Forma(4):
  Interest expense............  $      65.8                 $      82.4
  Income (loss) before
    extraordinary loss and
    cumulative effect of
    changes in accounting
    principles................        (54.4)                       27.2
  Net income (loss)(5)........       (599.3)                        7.1
  Ratio of EBITDA to interest
    expense...................           .6x                        2.3x
Other Data:
  Capital expenditures........  $      36.4   $      79.8   $     114.4   $     118.1   $     115.1
  EBITDA(6)...................         40.9         148.3         187.4         305.4         457.9
  Ratio of EBITDA to interest
    expense...................           .6x          2.5x          2.4x          3.7x          4.7x



                                                                    SEPTEMBER 30, 1993
                                                                    -------------------              DECEMBER 31,
                                                                      PRO                  --------------------------------
                                                                    FORMA(4)    ACTUAL       1992        1991        1990
                                                                    --------   --------    --------    --------    --------
                                                                                   (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
  Working capital.................................................  $  439.5   $  313.1    $  320.8    $  242.4    $  280.9
  Total assets....................................................   2,601.0    2,483.1     2,100.0     2,138.7     2,127.0
  Long-term liabilities...........................................   1,141.4    1,141.4       217.9       212.9       314.6
  Long-term debt, less current portion............................     752.8      692.8       765.1       681.5       631.5
  Notes payable to parent, less current portion...................      44.8       22.0          --          --          --
  Minority interests..............................................      69.5       69.5        70.1        71.9        73.0
  Redeemable preference stock.....................................      32.3       32.3        32.8        34.8        47.8
  Total stockholders' equity......................................     128.0       77.5       568.4       562.9       517.1


- ---------------

(1) Includes extraordinary loss on early extinguishment of debt of $21.8, net of tax benefit of $11.2, and cumulative effect of changes in accounting principles of $507.9, net of tax benefit of $237.7. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

(2) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of the sum of (i) income (loss) before extraordinary loss and cumulative effect of changes in accounting principles of the Company and its consolidated subsidiaries, (ii) undistributed (earnings) losses of less-than-fifty-percent-owned companies, (iii) minority interest share of income (losses) of majority-owned subsidiaries that have fixed charges, (iv) consolidated provision for income taxes, (v) minority interest share of tax provision (credit) of majority-owned subsidiaries that have fixed charges,
    (vi) fixed charges, (vii) equity in losses of less-than-fifty-percent-owned companies where the Company has guaranteed the debt of such companies, and
    (viii) previously capitalized interest amortized during the period. Fixed charges consist of the sum of interest expense, amortization of deferred financing costs, the portion of rents representative of the interest factor, and interest expense related to the guaranteed debt of less-than-fifty-percent-owned companies incurring a loss.

(3) For the nine months ended September 30, 1993, earnings were inadequate to cover fixed charges by $94.5.


(4) The pro forma information assumes (a) the sale of $225.0 aggregate principal amount of the Notes, (b) the issuance and sale of 8,000,000 shares of PRIDES, (c) a capital contribution by KAC to the Company in the amount of $58.2, (d) a non-interest bearing loan from KAC to the Company in the principal amount of $30.4 evidenced by the Intercompany Note (as defined) and (e) the effectiveness of the New Credit Agreement (collectively, the "Pro Forma Adjustments"), as if such Pro Forma Adjustments had occurred at the beginning of the respective periods for operating data and on September 30, 1993, for the balance sheet data.


(5) Includes a pro forma extraordinary loss of $15.2 and $20.1 for the nine months ended September 30, 1993, and the year ended December 31, 1992, respectively, representing the deferred financing costs written off upon the refinancing of the Credit Agreement.

(6) "EBITDA" represents income from continuing operations before extraordinary loss and cumulative effect of changes in accounting principles, before giving effect to income tax expense, minority interests, interest expense (including amortization of deferred financing costs and original issue discount) and depreciation. EBITDA is not intended to represent cash flow, an alternative to net income, or any other measure of performance in accordance with generally accepted accounting principles. It is included because management believes that certain investors find such information useful for measuring the Company's ability to service debt.

                                  THE COMPANY

     The Company is one of the world's leading producers of alumina, primary aluminum and fabricated (including semi-fabricated) aluminum products, and is a major supplier of alumina and primary aluminum in the domestic and international markets. The Company operates in all principal aspects of the aluminum industry -- the mining of bauxite (the major aluminum-bearing ore), the refining of bauxite into alumina (the intermediate material), the production of primary aluminum, the manufacture of fabricated aluminum products, and the sale of bauxite, alumina, primary aluminum and fabricated aluminum products. In 1993, the Company produced 2,826,600 tons of alumina, of which approximately 71% was sold to third parties, produced 436,200 tons of primary aluminum, of which approximately 56% was sold to third parties, and shipped approximately 373,200 tons of fabricated aluminum products to third parties.

     The Company was organized in 1940 and maintains its principal executive offices at 6177 Sunol Boulevard, Pleasanton, California 94566-7769. Its telephone number is (510) 462-1122.

                                  RISK FACTORS

     Prospective investors should carefully consider the factors set forth below as well as the other information contained in this Prospectus.

RANKING OF THE NOTES; SUBORDINATION


     Ranking of the Notes. The Notes will represent senior, unsecured obligations of the Company, ranking senior in right and priority of payment to all Indebtedness of the Company that by its terms is expressly subordinated to the Notes. The Notes will, however, be effectively subordinated to secured Indebtedness of the Company with respect to the assets pledged as collateral therefor. The New Credit Agreement will be secured by, among other things, a pledge of the Company's stock by KAC and the stock of the Company's material subsidiaries and the grant of a lien on substantially all of the domestic assets of the Company and its subsidiaries (other than the Company's Gramercy alumina refinery). As of December 31, 1993, the Company's total consolidated indebtedness was $760.9 million (of which $431.5 million was expressly subordinated in right and priority of payment to the Notes). As of such date, $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement, and the Company had available to it, subject to certain restrictions, up to $15.0 million of uncommitted credit lines (of which $0.5 million was used). On a pro forma basis, after giving effect to the Refinancing Transactions, as of December 31, 1993, the Company's total consolidated indebtedness would have been $827.8 million (of which $461.9 million would have been expressly subordinated in right and priority of payment to the Notes), $182.5 million of borrowing capacity would have been available for use under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. See "Capitalization." The foregoing does not give effect to $73.6 million of guaranteed unconsolidated joint venture indebtedness of the Company and $37.6 million of other guarantees and letters of credit outstanding as of December 31, 1993. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Spending." For a description of the Company's long term debt, see "Description of Principal Indebtedness" and Note 4 of the Notes to the Consolidated Financial Statements. Although the Notes will not be secured by any assets of the Company, in the event the Company or any of its subsidiaries incurs Indebtedness that is secured by the Company's Gramercy alumina refinery or certain other domestic real property, plant or equipment that is acquired subsequent to the issuance of the Notes, the Company may be required by the Indenture, subject to certain exceptions (including for the New Credit Agreement, which will be secured by, among other things, substantially all of the domestic real property, plant and equipment of the Company and its subsidiaries other than the Gramercy alumina refinery), to equally and ratably secure the Notes. See "Description of Notes -- Limitations on Liens."


     Subordination. The obligations of the Company with respect to the Notes will be guaranteed, jointly and severally, on a senior, unsecured basis by certain Subsidiaries (as defined) of the Company. Any obligations of the Company's Subsidiaries will be effectively senior to the claims of the holders of the Notes with respect to the assets of such Subsidiaries, except to the extent that the holders of the Notes may be creditors of a Subsidiary pursuant to a subsidiary guarantee. Any such claim by the holders of the Notes with respect to the assets of any Subsidiary that is a guarantor of the Notes will be effectively subordinated to secured Indebtedness (including indebtedness under the New Credit Agreement) of such Subsidiary with respect to the assets securing such Indebtedness. The rights of the Company and its creditors, including holders of the Notes, to realize upon the assets of any Subsidiary upon such Subsidiary's liquidation or reorganization (and the consequent rights of holders of the Notes to participate in those assets) will be subject to the prior claims of such Subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against such Subsidiary or to the extent that the holders of the Notes may be creditors with recognized claims against such Subsidiary pursuant to the terms of a subsidiary guarantee (subject, however, to the prior claims of creditors holding secured Indebtedness of any such Subsidiary with respect to the assets securing such indebtedness). The New Credit Agreement will be secured by, among other things, the grant of a lien on all now existing and hereafter acquired receivables, inventory, intangibles and the existing principal domestic plants of the Company and its subsidiaries (other than the Company's Gramercy alumina refinery). See "Description of Principal Indebtedness -- The New Credit Agreement." In addition, the Indenture will restrict the amount of Indebtedness (as defined) that Subsidiaries are permitted to Incur (as defined). See "Description of Notes -- Covenants -- Limitation on Indebtedness and Preferred Stock."


ABILITY TO SERVICE DEBT; FAILURE OF EARNINGS TO COVER FIXED CHARGES; ANTICIPATED 1994 NET LOSS

     Debt Service. On January 24, 1994, the Company entered into the Commitment Letter with Bank of America and BA which contains the principal terms and conditions with respect to the New Credit Agreement. After giving effect to the Refinancing Transactions, the Company expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the New Credit Agreement. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Capital Spending -- Capital Structure" and "Description of Principal Indebtedness -- The New Credit Agreement."

     Failure of Earnings to Cover Fixed Charges; Anticipated Net Losses in 1994. The Company suffered a loss before extraordinary loss and cumulative effect of changes in accounting principles of $53.1 million in the first nine months of 1993, compared with income of $26.5 million in the first nine months of 1992. For the first nine months of 1993, the Company's earnings were inadequate to cover combined fixed charges and preferred stock dividends by $94.5 million. See Notes 4 and 5 of "Summary Historical and Pro Forma Consolidated Financial Data."

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($76.0 million) before
(a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Trends." The Company has attempted to lessen the adverse effect of declines in the price of primary aluminum. See "Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income" below.

SENSITIVITY TO PRICES; CURRENT PRIMARY ALUMINUM PRICES ADVERSELY AFFECT NET SALES AND OPERATING INCOME

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products and also depend to a significant degree upon the volume and mix of all products sold. The Company's average realized prices from sales of alumina and primary aluminum declined substantially in 1993, 1992, 1991 and 1990 from their high levels of 1989 and 1988.

     Although the Company has attempted to lessen the effect of the decline of primary aluminum and alumina prices through a variety of forward sales transactions and hedging programs, earnings have been, and are expected to remain, highly sensitive to changes in primary aluminum prices and revenues derived from the sale of alumina to third parties. Revenues from alumina sales to third parties declined in 1993 as a result of lower average realized prices for alumina. Revenues from primary aluminum sales declined as a result of reduced shipments and lower average realized prices for primary aluminum in 1993 than in 1992. In 1993, the Company's average realized price from sales of primary aluminum was approximately $0.56 per pound compared to the average Midwest U.S. transaction price of approximately $0.54 per pound for such year. Increased revenues from sales of fabricated aluminum products (as a result of higher shipments, partially offset by lower unit prices for some fabricated products) partially offset these decreases in 1993. See -- "Management's Discussion and Analysis of Results of Operation -- Fourth Quarter and Preliminary Year End Results."

     The Company has sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed the Company's estimated cash production costs, or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs.

     As of the date of this Prospectus, the Company has sold forward approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that approximate the current market price of primary aluminum. Hedging programs already in place would allow the Company to participate in certain higher market prices, should they materialize, for approximately 40% of the Company's excess primary aluminum sold forward in 1994, and 100% of the Company's excess primary aluminum sold forward in 1995.

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of the Company's fabricated product shipments consist of body, lid, and tab stock for the beverage container market. The Company may not be able to receive increases in primary aluminum prices from its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. Changes in the market price of primary aluminum also affect the Company's production costs of fabricated products because they influence the price of aluminum scrap purchased by the Company and the Company's labor costs, to the extent such costs are indexed to primary aluminum prices.

     While the Company continues to attempt to lessen the adverse effect of declines in the price of primary aluminum through its variable cost structures, forward sales and hedging programs, possible future declines in the market price of primary aluminum would have an adverse effect on the Company's financial performance. If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the expected loss in 1993 ($76.0 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Industry Overview" and
"Business -- Sensitivity to Prices and Hedging Programs."

RECENT DEVELOPMENTS IN POWER SUPPLY FOR PACIFIC NORTHWEST OPERATIONS AND RESULTANT PRODUCTION CURTAILMENTS

     Electrical power represents an important production cost for the Company at its domestic smelters in Mead and Tacoma, Washington, and a much smaller portion of the Company's production costs at its fabricating plant in Trentwood, Washington (collectively, the "Facilities"). The electricity supply contracts between the BPA and its direct service industry customers (which consist of 15 energy intensive companies, principally aluminum producers, including the Company) permit the BPA to interrupt up to 25% of the amount of power which it normally supplies to such customers.

     As a result of drought conditions, in January 1993 the BPA reduced the amount of power it normally supplies to its direct service industry customers, including the Company, with respect to the Facilities. In response to such reduction, the Company removed three reduction potlines from production (two at the Mead smelter and one at the Tacoma smelter), and purchased substitute power in the first quarter of 1993 at increased costs. The BPA has notified its direct service industry customers that it intends to maintain the interruption of 25% of the amount of power it normally provides to such customers through February 28, 1994. As a result of the BPA power reductions, the Company has operated its Mead and Tacoma smelters at the reduced operating rates introduced in January 1993, and has operated its Trentwood fabrication facility without any curtailment of its production. The Company currently anticipates that in 1994 it will operate the Mead and Tacoma smelters at rates which do not exceed the current operating rates of 75% of full capacity for such smelters. The Company cannot predict whether full power will be available from the BPA after February 28, 1994, or whether power will otherwise become available at a price acceptable to the Company. The Company will continue to assess its production levels at the Mead and Tacoma smelters in light of the availability and cost of such power and other production costs, the market price of primary aluminum, industry inventory levels and other industry-related and Company-related factors.

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year based on the Company's current operating rate of approximately 75% of full capacity). The rate increase generally is expected to remain in effect for two years.

     In the event that the BPA's revenues fall below certain levels prior to April 1994, the BPA may impose up to a 10% surcharge on the base rate it charges to its direct service industry customers, effective during the period from October 1994 through October 1995 (which would increase the Company's production costs at the Mead and Tacoma smelters by approximately $9.1 million per year based on the Company's current operating rate of approximately 75% of full capacity). In addition, in order to comply with certain federal laws and regulations applicable to endangered fish species, the BPA may be required in the future to reduce its power generation and to purchase substitute power (at greater expense) from other sources. The foregoing factors would increase the Company's operating expenses.

INCREASING WORLDWIDE ALUMINUM INVENTORIES AND ADVERSE EFFECTS ON MARKET PRICES

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future. The average price of primary aluminum was at historic lows in real terms for the year ended 1993, which significantly and adversely affected the Company's net sales and operating income for such period. See "Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income" and "Business -- Industry Overview -- Recent Industry Trends".

HIGHLY LEVERAGED TRANSACTIONS

     The Indenture does not contain any provisions specifically intended to protect the holders of the Notes in the event of a future highly leveraged transaction involving the Company. The Indenture will limit the Company's ability to incur additional Indebtedness and to grant Liens on U.S. Fixed Assets to secure Indebtedness, restrict transactions with Affiliates and require the Company to repurchase Notes upon a Change of Control or in the event of certain Asset Sales. These provisions could limit the ability of the Company to engage in a highly leveraged transaction (including a leveraged buy out initiated or supported by the Company, the management of the Company or an affiliate of the Company or its management). These provisions may not be waived or amended without the consent of holders of not less than a majority in aggregate principal amount of the Notes. See "Description of Notes -- Offer to Purchase the Notes" and
"-- Covenants."

ENVIRONMENTAL LITIGATION

     The Company is subject to a wide variety of international, state and local environmental laws and regulations (the "Environmental Laws"). From time to time, the Company is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental Laws and to claims and litigation based upon such laws. The Company is currently subject to a number of lawsuits under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986 ("CERCLA").

     Under CERCLA and other related laws, past disposal of wastes, whether on-site or at other locations, may result in the imposition of clean-up obligations by federal or state regulatory authorities. The Company, along with certain other entities has been named as a potentially responsible party for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA. In certain instances, the Company may be exposed to joint and several liability for remedial action or damages to natural resources, which could effectively expose the Company to liability for all costs associated with any such remedial actions irrespective of its degree of culpability for the environmental damages related thereto. While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation with respect to environmental and other related laws cannot be determined at this time, management currently believes that the resolution of the environmental and related litigation to which the Company is a party (even without giving effect to potential insurance recovery) should not have a material adverse effect on the Company's consolidated financial position or results of operations. For a discussion of the Company's environmental litigation, see "Business -- Environmental Matters" and "-- Legal Proceedings."

CONTROLLING STOCKHOLDER AND POSSIBLE EFFECTS; CHANGE OF CONTROL

     The Company is a wholly owned subsidiary of KAC. KAC became an indirect, wholly owned subsidiary of MAXXAM Inc. ("MAXXAM") on October 28, 1988, through the merger of a subsidiary of MAXXAM with and into KAC (the "Merger"). As of the date of this Prospectus, MAXXAM directly owns approximately 67% of KAC's common stock, par value $.01 per share (the "KAC Common Stock"), assuming the conversion of each outstanding $.65 Depositary Share into one share of KAC Common Stock (and after giving effect to the PRIDES Offering, MAXXAM will directly own approximately 61% of the KAC Common Stock, assuming the conversion of each share of PRIDES into one share of KAC Common Stock, and approximately 60% if the underwriters' over-allotment option is exercised in full), with public stockholders owning the balance. In the event that MAXXAM sells all of the 2,132,950 $.65 Depositary Shares which it owns to nonaffiliates, MAXXAM would own approximately 65% of the KAC Common Stock, assuming the conversion of each outstanding $.65 Depositary Share into one share of the KAC Common Stock (and after giving effect to the PRIDES Offering, MAXXAM would directly own approximately 58% of the KAC Common Stock assuming the conversion of each share of PRIDES into one share of KAC Common Stock, and approximately 58% if the Underwriters' over-allotment option is exercised in full), with public stockholders owning the balance. Accordingly, MAXXAM is able to determine the outcome of all matters required to be submitted to KAC's stockholders for approval, including decisions relating to the election of the directors of KAC, the determination of day-to-day corporate and management policies of KAC, the merger or acquisition of KAC, the sale of substantially all of the assets of KAC and other significant corporate transactions. MAXXAM's significant ownership interest in KAC may discourage third parties from seeking to acquire control of KAC which may adversely affect the market price of KAC's equity securities. Mr. Charles E. Hurwitz, Chairman of the Board, President and Chief Executive Officer of MAXXAM, together with Federated Development Company ("Federated"), a New York business trust that is wholly owned by Mr. Hurwitz, members of his immediate family and trusts for the benefit thereof, collectively own approximately 60.0% of the aggregate voting power of MAXXAM.

     The Indenture will provide that, upon the occurrence of any Change of Control (as defined), the Company will be required to make an offer (a "Change of Control Offer") to purchase all or any part of a holder's Notes at 101% of the principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase. Any Change of Control, and any repurchase of the Notes required under the Indenture upon a Change of Control, would constitute an event of default under the New Credit Agreement, with the result that the obligations of the Company thereunder could be declared due and payable. Any acceleration of the Company's obligations under the New Credit Agreement would make it unlikely that the Company would be able to purchase the Notes pursuant to the Change of Control Offer.

ABSENCE OF PUBLIC MARKET

     At the time of issuance, there will be no existing market for the Notes and there can be no assurance as to the liquidity of any markets that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which any such sales may be effected. Trading prices of the Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities. The Notes will not be listed on any securities exchange or authorized for trading on The Nasdaq Stock Market.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of the Notes offered hereby are estimated to be approximately $218.6 million. The Company intends to use the net proceeds from the offering to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement and for working capital and general corporate purposes. As of February 7, 1994, there was $262.2 million of outstanding borrowings under the Credit Agreement, including $37.2 million in outstanding letters of credit. The Credit Agreement currently bears interest at the rate of 6.2% per annum. In connection with this offering, KAC is concurrently offering 8,000,000 shares of PRIDES (subject to increase if the underwriters' 15% overallotment option is exercised). KAC intends to use a portion of the net proceeds from the offering of PRIDES to make a capital contribution to the Company and a portion of such net proceeds to make a loan or loans to the Company which will be evidenced by an intercompany note. Borrowings and reborrowings under the New Credit Agreement will be used for working capital and general corporate purposes, including capital projects. From time to time, the Company undertakes discussions with various parties relating to the creation of joint ventures or other business combinations, the acquisition of other businesses and other strategic matters which management believes may enhance the Company's competitive position. As of the date of this Prospectus, the Company has not entered into any material agreements relating to any of the foregoing.


     For information with respect to the New Credit Agreement and the Credit Agreement (including applicable interest rates and the maturity date thereof), see "Description of Principal Indebtedness."

                                 CAPITALIZATION

     The following table summarizes the historical consolidated capitalization of the Company at September 30, 1993, and as adjusted to give effect to the Pro Forma Adjustments (as defined in Note (4) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data"). This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto appearing elsewhere in this Prospectus.


                                                                        SEPTEMBER 30, 1993
                                                                    ---------------------------
                                                                                         AS
                                                                     ACTUAL           ADJUSTED
                                                                    ---------        ----------
                                                                     (IN MILLIONS OF DOLLARS)
Short-term debt (1)...............................................  $   39.6         $   28.7  (2)
                                                                    ---------        ----------
Long-term debt (1):
  Revolving Credit Facility.......................................     165.0 (3)           --
  New Credit Agreement............................................        --              0.0  (4)
    % Senior Notes................................................        --            225.0
  Pollution Control and Solid Waste Disposal Obligations (less
     current portion of $1.1).....................................      38.1             38.1
  Alpart CARIFA Loan..............................................      60.0             60.0
  Alpart Term Loan (less current portion of $6.2).................      18.8             18.8
  12 3/4% Senior Subordinated Notes...............................     400.0            400.0
  Other borrowings (less current portion of $1.2).................      10.9             10.9
                                                                    ---------        ----------
     Total long-term debt.........................................     692.8            752.8  (5)
                                                                    ---------        ----------
Note payable to parent (less current portion of $12.6, $20.2 as
  adjusted).......................................................      22.0             44.8
                                                                    ---------        ----------
Minority interests................................................      69.5             69.5
                                                                    ---------        ----------
Redeemable preference stock.......................................      32.3             32.3
                                                                    ---------        ----------
Stockholders' equity..............................................      77.5            128.0
                                                                    ---------        ----------
       Total capitalization.......................................  $  933.7         $1,056.1
                                                                    ---------        ----------
                                                                    ---------        ----------
       Total long-term debt as a percentage of total
        capitalization............................................      74.2 %           71.3  %


- ------------

 (1) Does not give effect to $72.7 million of guaranteed unconsolidated joint venture indebtedness of the Company and $36.5 million of other guarantees and letters of credit. For a description of the Company's long-term debt, see "Description of Principal Indebtedness" and Note 3 of the Notes to the Interim Consolidated Financial Statements.


 (2) Includes current portion of intercompany notes payable to KAC ($20.2 million).



 (3) As of September 30, 1993, $148.9 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. As of February 7, 1994, $262.2 million was outstanding under the Credit Agreement, including $37.2 million in outstanding letters of credit.



 (4) After giving effect to the Refinancing Transactions, $183.6 million of borrowing capacity would have been available for use under the New Credit Agreement ($66.4 million in letters of credit would have been outstanding) and the Company would have had additional cash available of $111.2 million ($58.9 million of additional cash would have been available as of February 7, 1993).



 (5) The scheduled maturity of the Company's long-term debt (including notes payable to KAC) through 1998 is as follows: 1994 - $28.7 million;
     1995 - $28.3 million; 1996 - $22.7 million; 1997 - $14.5 million; and
     1998 - $8.9 million.

         SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

     The following selected historical and pro forma consolidated financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto, appearing elsewhere in this Prospectus, and the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected historical consolidated financial data as of and for the years ended December 31, 1992, 1991, 1990 and 1989, as of and for the two months ended December 31, 1988, and for the ten months ended October 31, 1988 are derived from the Company's Consolidated Financial Statements which have been audited by independent public accountants. The selected historical consolidated financial data as of and for the nine months ended September 30, 1993, and for the nine months ended September 30, 1992, have not been audited, but in the opinion of management contain all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations of the Company as of such date and for such periods. The financial statements of Predecessor and Successor are not directly comparable for the reasons set forth in footnote (1) to the table below.


                                                                   SUCCESSOR(1)
                                 --------------------------------------------------------------------------------
                                                                                                                   PREDECESSOR(1)
                                     NINE MONTHS                                                                   --------------
                                        ENDED                                                       TWO MONTHS       TEN MONTHS
                                    SEPTEMBER 30,               YEAR ENDED DECEMBER 31,                ENDED           ENDED
                                 -------------------   -----------------------------------------   DECEMBER 31,     OCTOBER 31,
                                   1993       1992       1992       1991       1990       1989         1988             1988
                                 --------   --------   --------   --------   --------   --------  ---------------  --------------
                                                             (IN MILLIONS OF DOLLARS, EXCEPT RATIOS)
Operating Data:
  Net sales..................... $1,303.2   $1,413.1   $1,909.1   $2,000.8   $2,095.0   $2,192.7      $ 298.1         $1,921.4
  Cost of products sold.........  1,181.0    1,178.1    1,619.3    1,594.2    1,525.2    1,545.6        226.7          1,462.4
  Gross profit..................    122.2      235.0      289.8      406.6      569.8      647.1         71.4            459.0
  Depreciation..................     72.9       60.4       80.3       73.2       70.5       62.3          7.7             69.6
  Selling, administrative,
    research and development,
    and general.................     90.5       88.7      119.3      117.6      122.9      115.1         18.2            107.9
  Operating income (loss).......    (41.2)      85.9       90.2      215.8      376.4      469.7         45.5            281.5
  Interest expense..............     63.8       58.4       78.7       82.7       96.6       32.6          8.3             70.2
  Income (loss)before income
    taxes, minority interests,
    extraordinary loss and
    cumulative effect of changes
    in accounting principles....    (95.8)      29.5       28.4      149.5      290.8      483.7         47.5            252.7
  Income (loss) before
    extraordinary loss and
    cumulative effect of changes
    in accounting principles....    (53.1)      26.5       29.6      124.7      220.7      384.6         28.1            144.7
  Net income (loss).............   (582.8)(2)   26.5       29.6      124.7      220.7      384.6         28.1            175.7(3)
  Ratio of earnings to fixed
    charges(4)..................       --(5)     1.4x       1.3x       2.7x       3.6x      11.6x         6.1x             3.6x
Pro Forma(6):
  Interest expense.............. $   65.8              $   82.4
  Income (loss) before
    extraordinary loss and
    cumulative effect of changes
    in accounting principles....    (54.4)                 27.2
  Net income (loss)(7)..........   (599.3)                  7.1
  Ratio of EBITDA to interest
    expense.....................       .6x                  2.3x
Other Data:
  Capital expenditures.......... $   36.4   $   79.8   $  114.4   $  118.1   $  115.1   $  116.6      $  13.5         $   82.1
  EBITDA(8).....................     40.9      148.3      187.4      305.4      457.9      578.6         63.5            392.5
  Ratio of EBITDA to interest
    expense.....................       .6x       2.5x       2.4x       3.7x       4.7x      17.7x         7.7x             5.6x



                                            SEPTEMBER 30, 1993                              DECEMBER 31,
                                          ----------------------    -------------------------------------------------------------
                                             PRO
                                          FORMA(6)      ACTUAL        1992         1991         1990         1989         1988
                                          ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                                                         (IN MILLIONS OF DOLLARS)
Balance Sheet Data:
  Working capital.......................  $  439.5     $   313.1    $   320.8    $   242.4    $   280.9    $   200.2    $   617.6
  Total assets..........................   2,601.0       2,483.1      2,100.0      2,138.7      2,127.0      2,146.2      2,404.2
  Long-term liabilities.................   1,141.4       1,141.4        217.9        212.9        314.6        321.1        188.2
  Long-term debt, less current
    portion.............................     752.8         692.8        765.1        681.5        631.5        655.8        489.2
  Notes payable to parent, less current
    portion.............................      44.8          22.0           --           --           --           --           --
  Minority interests....................      69.5          69.5         70.1         71.9         73.0         71.4         12.0
  Redeemable preference stock...........      32.3          32.3         32.8         34.8         47.8         60.8         62.1
  Total stockholders' equity............     128.0          77.5        568.4        562.9        517.1        310.5        947.2


- ------------

(1) The acquisition of the Company in the Merger has been recorded as a purchase, with the Company's financial results reported through October 31, 1988 (Predecessor), and for periods subsequent thereto (Successor). In accounting for the acquisition, Successor recorded the assets and liabilities of Predecessor based upon estimated fair values. At the same time, Successor adopted the last-in, first-out (LIFO) method for financial reporting purposes for valuing substantially all product inventories. Operations of the Company's aluminum smelter and rolling mill at Ravenswood, West Virginia, its aluminum recycling facility at Bedford, Indiana, and its regional data center at Columbus, Ohio, are not included in the reported results of operations of Successor as they were accounted for as assets held for sale beginning November 1, 1988.

(2) See Note (1) of "Summary -- Summary Historical Consolidated Financial Data."

(3) Includes extraordinary tax benefits of $36.0 million from utilization of net operating loss carryforwards by domestic operations.

(4) See Note (2) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."

(5) See Note (3) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."

(6) See Note (4) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(7) See Note (5) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."
(8) See Note (6) of "Summary -- Summary Historical and Pro Forma Consolidated Financial Data."

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     The Company operates in two business segments: bauxite and alumina, and aluminum processing. The Company's operating results are sensitive to changes in prices of alumina, primary aluminum, and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. The following table provides selected operational and financial information on a consolidated basis with respect to the Company for the years ended December 31, 1992, 1991, and 1990, and for the nine months ended September 30, 1993 and 1992. As an integrated aluminum producer, the Company uses a portion of its bauxite, alumina, and primary aluminum production for additional processing at certain of its other facilities. Intracompany shipments and sales are excluded from the information set forth below.

                                          NINE MONTHS ENDED
                                            SEPTEMBER 30,            YEAR ENDED DECEMBER 31,
                                         -------------------     -------------------------------
                                          1993        1992        1992        1991        1990
                                         -------     -------     -------     -------     -------
                                          (IN MILLIONS OF DOLLARS, EXCEPT SHIPMENTS AND PRICES)
Shipments: (000 tons)
  Alumina..............................   1,508.5     1,436.2     2,001.3     1,945.9     1,758.2
  Aluminum products:
     Primary aluminum..................     183.4       261.0       355.4       340.6       344.2
     Fabricated products...............     280.0       257.5       343.6       314.2       307.5
                                         --------    --------    --------    --------    --------
          Total aluminum products......     463.4       518.5       699.0       654.8       651.7
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------
Average realized sales price:
  Alumina (per ton)....................  $    169    $    195    $    195    $    240    $    301
  Primary aluminum (per pound).........       .57         .66         .66         .72         .72
Net sales:
  Bauxite and alumina:
     Alumina...........................  $  255.5    $  280.7    $  390.8    $  466.5    $  529.2
     Other(1)(2).......................      64.1        56.9        75.7        84.3        80.2
                                         --------    --------    --------    --------    --------
          Total bauxite and alumina....     319.6       337.6       466.5       550.8       609.4
                                         --------    --------    --------    --------    --------
  Aluminum processing:
     Primary aluminum..................     229.3       381.3       515.0       538.5       549.2
     Fabricated products...............     744.6       683.9       913.7       898.9       917.0
     Other(2)..........................       9.7        10.3        13.9        12.6        19.4
                                         --------    --------    --------    --------    --------
          Total aluminum processing....     983.6     1,075.5     1,442.6     1,450.0     1,485.6
                                         --------    --------    --------    --------    --------
               Total net sales.........  $1,303.2    $1,413.1    $1,909.1    $2,000.8    $2,095.0
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------
Operating income (loss):
  Bauxite and alumina..................  $   (1.8)   $   46.2    $   62.6    $  150.0    $  241.4
  Aluminum processing..................      12.6       104.2       104.9       150.2       222.6
  Corporate............................     (52.0)      (64.5)      (77.3)      (84.4)      (87.6)
                                         --------    --------    --------    --------    --------
          Total operating income
            (loss).....................  $  (41.2)   $   85.9    $   90.2    $  215.8    $  376.4
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------
Income (loss) before income taxes,
  minority interests, extraordinary
  loss and cumulative effect of changes
  in accounting principles.............  $  (95.8)   $   29.5    $   28.4    $  149.5    $  290.8
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------
Income (loss) before extraordinary loss
  and cumulative effect of changes in
  accounting principles................  $  (53.1)   $   26.5    $   29.6    $  124.7    $  220.7
Extraordinary loss on early
  extinguishment of debt, net of tax
  benefit of $11.2.....................     (21.8)         --          --          --          --
Cumulative effect of changes in
  accounting principles, net of tax
  benefit of $237.7....................    (507.9)         --          --          --          --
                                         --------    --------    --------    --------    --------
Net income (loss)......................  $ (582.8)   $   26.5    $   29.6    $  124.7    $  220.7
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------
Capital expenditures...................  $   36.4    $   79.8    $  114.4    $  118.1    $  115.1
                                         --------    --------    --------    --------    --------
                                         --------    --------    --------    --------    --------

- ---------------
(1) Includes net sales of bauxite.

(2) Includes the portion of net sales attributable to minority interests in consolidated subsidiaries.

RECENT TRENDS

     Exports from the Commonwealth of Independent States, additions to smelter capacities during the past several years, continued high operating rates and other factors have contributed to a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels will increase further in 1994. The foregoing factors, among others, have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future.

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary aluminum. The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

     If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994) the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss in 1993 ($76.0 million) before
(a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and (c) the Other 1993 Charges.

     The Company announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant in the state of Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $11.3 million per year, based on the current operating rate of approximately 75% of full capacity). The rate increase is generally expected to remain in effect for two years.

  FOURTH QUARTER AND YEAR END RESULTS

     The Company's net sales totaled $415.9 million in the fourth quarter of 1993, compared with $496.0 million in the fourth quarter of 1992, and $1,719.1 million for the full year of 1993, compared with $1,909.1 million for the full year of 1992. Revenues decreased in the fourth quarter of 1993 as compared to the fourth quarter of 1992 due principally to lower average realized prices and shipments of primary aluminum and alumina and lower average realized prices of most fabricated products, partially offset by increased shipments of fabricated products during the 1993 period compared with the 1992 period. Revenues decreased for the full year of 1993 as compared to the full year of 1992 due principally to lower shipments of primary aluminum and lower average realized prices of primary aluminum and alumina and, to a lesser extent, of fabricated products, partially offset by increased shipments of most fabricated products during 1993 as compared to 1992.

     The Company will report a net loss before extraordinary loss and cumulative effect of changes in accounting principles of $117.6 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the full year of 1993, compared with net income of $29.6 million for the full year of 1992. The Company will report a net loss of $64.5 million (including the 1993 Facilities Charges and the Other 1993 Charges) for the fourth quarter of 1993, compared with net income of $3.1 million for the fourth quarter of 1992. The Company recognized an after-tax loss relating to the cumulative effect of changes in accounting principles of $507.9 million and an after-tax extraordinary loss on early extinguishment of debt of $21.8 million in the first quarter of 1993. See Note
(1) of "Summary Historical and Pro Forma Consolidated Financial Data."

     The fourth quarter results include a pre-tax charge of $35.8 million ($22.6 million after-tax) related to the 1993 Facilities Charges and pre-tax charges of $30.2 million ($19.0 million after-tax) principally related to the Other 1993 Charges. The Company will also recognize an after-tax reduction of stockholders' equity of $14.9 million in the fourth quarter of 1993 to reflect the lowering of the discount rate used to calculate the Company's minimum pension liability. The Company recognized a pre-tax charge of $29.0 million ($24.2 million after-tax) related to a reduction in the carrying value of the Company's inventory, pre-tax income of $14.0 million ($11.7 million after-tax) for non-recurring adjustments to previously recorded liabilities and reserves, and an after-tax reduction of stockholders' equity of $6.7 million in the fourth quarter of 1992.

  NINE MONTHS ENDED SEPTEMBER 30, 1993 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1992

     Net Sales

     Bauxite and Alumina -- Revenue from net sales of bauxite and alumina to third parties was $319.6 million in the first nine months of 1993, compared with $337.6 million in the first nine months of 1992. Revenue from alumina decreased 9% to $255.5 million in the first nine months of 1993 from $280.7 million in the first nine months of 1992 because lower average realized prices more than offset increased shipments.

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was $983.6 million in the first nine months of 1993, compared with $1,075.5 million in the first nine months of 1992. Revenue from primary aluminum decreased 40% to $229.3 million in the first nine months of 1993 from $381.3 million in the same period of 1992 because of lower shipments and lower average realized prices. Shipments of primary aluminum to third parties constituted approximately 40% of total aluminum products shipments in the first nine months of 1993, compared with approximately 50% in the first nine months of 1992. Revenue from fabricated aluminum products increased 9% to $744.6 million in the first nine months of 1993 from $683.9 million in the same period of 1992, principally due to an increase in shipments.

     Operating Income (Loss)

     The Company had an operating loss of $41.2 million in the first nine months of 1993, compared with operating income of $85.9 million in the first nine months of 1992.

     Bauxite and Alumina -- This segment's operating loss in the first nine months of 1993 was $1.8 million, compared with income of $46.2 million in the first nine months of 1992. The decline in earnings is principally due to a decrease in average realized prices for alumina, partially offset by increased shipments of alumina. In the first nine months of 1992, the Company realized above-market prices for significant quantities of alumina sold forward at fixed prices in prior periods under long-term contracts.

     Aluminum Processing -- This segment's operating income was $12.6 million in the first nine months of 1993, compared with $104.2 million in the same period of 1992. This decrease was caused principally by reduced shipments and lower average realized prices of primary aluminum. Other contributing factors were lower production at the Company's smelters in the Pacific Northwest in the first nine months of 1993 as a result of the removal of three reduction potlines from production at those smelters in January 1993 in response to the BPA's reduction in January 1993 of the amount of power it normally provides to the Company, and the increased cost of substitute power in the first quarter of 1993. In the first nine months of 1993, the Company's average realized price from sales of primary aluminum was approximately $.57 per pound, compared to the average Midwest U.S. transaction price of approximately $.55 per pound during such period. In both the 1993 and 1992 periods, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

     Corporate -- Corporate operating expenses of $52.0 million and $64.5 million in the first nine months of 1993 and 1992, respectively, represented corporate general and administrative expenses, which are not allocated to the Company's segments.

    Income (Loss) Before Extraordinary Loss and Cumulative Effect of Changes in Accounting Principles

     Loss before extraordinary loss and cumulative effect of changes in accounting principles was $53.1 million in the first nine months of 1993, compared with income of $26.5 million in the first nine months of 1992. This decrease resulted from the lower operating income previously described, partially offset by a higher credit for income taxes. See Note 5 of the Notes to Interim Consolidated Financial Statements.

     Extraordinary Loss on Early Extinguishment of Debt

     On February 1, 1993, the Company issued $400.0 million aggregate principal amount of its 12 3/4% Notes. The net proceeds from the sale of the 12 3/4% Notes were used to retire $321.7 million aggregate principal amount of, and pay premiums on, the 14 1/4% Notes, to prepay $18.0 million of the term loan under the Credit Agreement, and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 million in the first quarter of 1993 ($21.8 million after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes.

     Cumulative Effect of Changes in Accounting Principles

     As of January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"), and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112").

     The cumulative effect of the change in accounting principle for the adoption of SFAS 106 reduced results of operations by $497.7 million, net of a related income tax benefit of $234.2 million. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 reduced results of operations by $7.3 million, net of a related income tax benefit of $3.5 million. The new accounting methods have no effect on the Company's cash outlays for postretirement and postemployment benefits nor will the one-time charges affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits.

     The cumulative effect of the change in accounting principle for the adoption of SFAS 109 reduced results of operations by $2.9 million. The implementation of SFAS 109 required the Company to restate certain assets and liabilities to pre-tax amounts from net-of-tax amounts originally recorded in connection with the acquisition of the Company by MAXXAM.

     Net Income (Loss)

     The Company recorded a net loss of $582.8 million for the first nine months of 1993, compared with net income of $26.5 million in the same period of 1992. The principal reasons for the earnings decline were the cumulative effect of changes in accounting principles of $507.9 million, the extraordinary loss of $21.8 million, and the operating losses described above.

  THREE YEARS ENDED DECEMBER 31, 1992

     Net Sales

     Bauxite and Alumina -- This segment's revenue from net sales of bauxite and alumina to third parties was $466.5 million in 1992 compared with $550.8 million in 1991 and $609.4 million in 1990. Revenue from alumina decreased 16% to $390.8 million in 1992 from $466.5 million in 1991, as significantly lower average realized prices more than offset a 3% increase in alumina shipments.

     Revenue from alumina decreased 12% to $466.5 million in 1991 from $529.2 million in 1990 as significantly lower average realized prices more than offset an 11% increase in alumina shipments, which was principally attributable to increased production at all three of the Company's alumina refineries. The remainder of the segment's sales revenues were from sales of bauxite, which remained about the same throughout the three years, and the portion of sales of alumina attributable to the minority interest in Alpart.

     Aluminum Processing -- Revenue from net sales to third parties for the aluminum processing segment was $1,442.6 million in 1992 compared with $1,450.0 million in 1991 and $1,485.6 million in 1990. The bulk of the segment's sales represents the Company's primary aluminum and fabricated aluminum products, with the remainder attributable to the portion of sales of primary aluminum attributable to the minority interest in Volta Aluminium Company Limited ("Valco").

     Revenue from primary aluminum decreased 4% to $515.0 million in 1992 from $538.5 million in 1991, as an 8% decrease in average realized prices more than offset a 4% increase in primary aluminum shipments. Shipments of primary aluminum to third parties were approximately 51% of total aluminum products shipments in 1992 compared with approximately 52% in 1991. Revenue from primary aluminum decreased 2% to $538.5 million in 1991 from $549.2 million in 1990, primarily because of a 1% decline in shipments. Shipments of primary aluminum to third parties were approximately 52% of total aluminum products shipments in 1991 compared with approximately 53% in 1990.

     Revenue from fabricated aluminum products increased 2% to $913.7 million in 1992 compared with $898.9 million in 1991, primarily because lower average realized prices were more than offset by a 9% increase in shipments of fabricated aluminum products. Revenue from fabricated aluminum products decreased by 2% to $898.9 million in 1991 from $917.0 million in 1990 because of lower average realized prices.

     Operating Income

     The Company's operating income in 1992 was $90.2 million, compared with $215.8 million in 1991 and $376.4 million in 1990. The Company recorded a pre-tax charge of approximately $29.0 million in the fourth quarter of 1992 because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products of $18.8 million and a LIFO inventory liquidation of $10.2 million.

     Bauxite and Alumina -- This segment's operating income in 1992 was $62.6 million, a decrease of 58% from $150.0 million in 1991. Operating income in 1991 was $150.0 million, a decrease of 38% from $241.4 million in 1990. In both 1992 compared to 1991, and 1991 compared to 1990, operating income was adversely affected by a decrease in average realized prices for alumina which more than offset higher alumina shipments and above-market prices for significant quantities of alumina sold forward in prior periods under long-term contracts.

     Aluminum Processing -- Operating income for the aluminum processing segment was $104.9 million in 1992, a decrease of 30% from $150.2 million in 1991. Operating income in 1992 was adversely affected by a decrease in average realized prices for primary aluminum and most fabricated aluminum products, partially offset by increased shipments. In both 1992 and 1991, the Company realized above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts. Operating income for the aluminum processing segment was $150.2 million in 1991, a decrease of 33% from $222.6 million in 1990. Operating income in 1991 was adversely affected by a decrease in average realized prices for fabricated aluminum products and, to a lesser extent, by higher unit production costs for labor and raw materials. These decreases in operating income more than offset above-market prices for significant quantities of primary aluminum sold forward in prior periods under long-term contracts.

     Corporate -- Corporate operating expenses of $77.3 million, $84.4 million, and $87.6 million in 1992, 1991, and 1990, respectively, represented corporate general and administrative expenses which were not allocated to segments.

     Income Before Income Taxes and Minority Interests

     Income before income taxes and minority interests in 1992 was $28.4 million, a decrease of 81% from $149.5 million in 1991. This decrease resulted from the lower operating income previously described, partially offset by a decrease in interest expense. Other income remained about the same in 1992 and 1991 as approximately $14.0 million of income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter of 1992 approximately equaled the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart in consideration for the execution of an expansion agreement for the Alpart alumina refinery.

     Income before income taxes and minority interests in 1991 was $149.5 million, a decrease of 49% from $290.8 million in 1990. This decrease resulted from the lower operating income previously described, partially offset by an increase in other income principally due to the receipt of a $12.0 million fee in the first quarter of 1991 from the Company's minority partner in Alpart as explained above.

     Net Income

     The Company earned $29.6 million in 1992, compared with $124.7 million in 1991 and $220.7 million in 1990. The principal reason for the earnings decline in 1992 compared with 1991 was the decrease in average realized prices for alumina, primary aluminum, and most fabricated products, partially offset by an increase in shipments of such products.

     The principal reason for the earnings decline in 1991 compared with 1990 was the decrease in price realizations for alumina, primary aluminum, and fabricated products, partially offset by a significant increase in shipments of alumina and the Company's forward sales strategy for substantial quantities of alumina and primary aluminum which yielded better-than-market prices for these products.

FINANCIAL CONDITION AND CAPITAL SPENDING

     Cash Provided by Operations

     Cash used for operations was $2.0 million in the first nine months of 1993, compared with cash provided by operations of $22.4 million in the first nine months of 1992. Cash flow from operations was $28.0 million in 1992, compared with $143.7 million in 1991 and $194.1 million in 1990. The decrease in 1992 compared with 1991 was primarily because of the decline in net income and a $66.3 million decrease in previously withdrawn equity resulting from the excess of current market value over the premiums paid in certain option contracts. The decrease in 1991 compared with 1990 was mostly due to a lower level of net income in 1991, partially offset by the withdrawal of equity in certain option contracts. The equity withdrawal from these option contracts during 1991 increased by $52.9 million over 1990.

     Capital Expenditures

     The Company's capital expenditures of approximately $300.2 million (of which $42.6 million was funded by the Company's minority partners in certain joint ventures) during the three years ended December 31, 1993, were made primarily to improve production efficiency, reduce operating costs, expand capacity at existing facilities, and construct new facilities. Total consolidated capital expenditures were $67.7 million in 1993 compared with $114.4 million in 1992 and $118.1 million in 1991 (of which $9.4 million, $17.1 million and $16.1 million were funded by the minority partners in certain foreign joint ventures in 1993, 1992 and 1991, respectively). Total consolidated capital expenditures (of which approximately up to 5% is expected to be funded by the minority partners in certain foreign joint ventures) are expected to be in the range of $50 million to $75 million per year in the years 1994-1996.

     Capital Structure

     The offering of the Notes, the concurrent offering by KAC of 8,000,000 shares of PRIDES and the replacement of the Credit Agreement are the final steps of a comprehensive refinancing plan which KAC began in January 1993. The plan is intended to extend the maturities of KAC's outstanding indebtedness, to enhance its liquidity and to raise new equity capital.


     As of December 31, 1992, the Company's long-term indebtedness consisted principally of $321.7 million aggregate amount of the 14 1/4% Notes and the Credit Agreement. The Company refinanced the 14 1/4% Notes through the issuance in February 1993 of $400.0 million aggregate principal amount of the 12 3/4% Notes. In addition, on January 24, 1994, the Company entered into the Commitment Letter to replace the Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit) with the New Credit Agreement. Bank of America and BA have committed, subject to certain terms and conditions, to provide the full $250.0 million of the New Credit Agreement.



     As of December 31, 1993, the Company's total consolidated indebtedness was $760.9 million, and $113.6 million of borrowing capacity was unused under the revolving credit facility of the Credit Agreement. On a pro forma basis, after giving effect to the Refinancing Transactions, as of December 31, 1993, the Company's total consolidated indebtedness would have been $827.8 million, $182.5 million of borrowing capacity would have been unused under the New Credit Agreement and the Company would have had additional cash available of $106.1 million. See "Capitalization."



     To increase its equity capital, KAC consummated a public offering of its $.65 Depositary Shares in June 1993 pursuant to which KAC realized net proceeds of approximately $119.3 million. KAC will realize additional net proceeds of approximately $88.6 million as a result of the sale of the PRIDES. See "-- Debt Service and Capital Expenditure Requirements" below.


     After giving effect to the Refinancing Transactions, the scheduled maturity of the Company's long-term indebtedness through 1998 will be substantially reduced.


          Debt Service and Capital Expenditure Requirements. Under the terms of the Company's existing Credit Agreement ($262.2 million outstanding as of February 7, 1994, including $37.2 million in outstanding letters of credit), which is expected to be replaced by the New Credit Agreement, the Company expects to be able to satisfy its debt service and capital expenditures requirements through at least June 30, 1994, from cash flows generated by operations and, to the extent necessary, from borrowings under the revolving credit facility of the Credit Agreement. In the event the Credit Agreement is not replaced by the New Credit Agreement, there can be no assurance that the Company will be able to satisfy the covenants under the existing Credit Agreement on or after June 30, 1994. After giving effect to the Refinancing Transactions, the Company expects that it will be able to satisfy its debt service and capital expenditure requirements through at least December 31, 1995, from cash flows generated by operations and, to the extent necessary, from borrowings under the New Credit Agreement. See "Description of Principal Indebtedness -- The New Credit Agreement." The offering of the Notes, the offering of PRIDES and the effectiveness of the New Credit Agreement will be conditioned upon the simultaneous closing of all such transactions.


     In connection with the offering of the $.65 Depositary Shares in June 1993, KAC made a non-interest bearing loan to the Company in the principal amount of $37,796,753 (an amount equal to the aggregate dividends scheduled to accrue on the Series A Shares from the issuance date until the date on which the Series A Shares mandatorily convert into shares of KAC Common Stock). The loan is evidenced by an intercompany note which matures on June 29, 1996, and is payable in quarterly installments. As of December 31, 1993, the aggregate principal amount of such intercompany note was $31,497,294.

     In connection with the PRIDES Offering, KAC intends to use a portion of the net proceeds therefrom to make a capital contribution to the Company and a portion of such net proceeds to make a loan or loans to the Company. The loan or loans will be evidenced by an intercompany note in a principal amount equal to the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until the date on which the shares of PRIDES mandatorily convert into shares of KAC Common Stock.

          Dividends and Distributions. The declaration and payment of dividends by the Company on its shares of common stock will be subject to certain covenants contained in the Indenture and the 12 3/4% Note Indenture. The New Credit Agreement will not permit the Company or KAC to pay any dividends on their common stock. See "Description of Principal Indebtedness."

          Other Obligations. On February 1, 1993, the Company issued $400.0 million aggregate principal amount of its 12 3/4% Notes. The net proceeds from the sale of the 12 3/4% Notes were used to retire $321.7 million aggregate principal amount of, and pay premiums on, the 14 1/4% Notes, to prepay $18.0 million of the term loan under the Credit Agreement, and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of approximately $33.0 million in the first quarter of 1993 ($21.8 million after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes. The obligations of the Company with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of the Company. The 12 3/4% Note Indenture contains, among other things, restrictions on the ability of the Company and its subsidiaries to incur debt, undertake transactions with affiliates, and pay dividends. See "Description of Principal Indebtedness."

     In December 1992, the Company entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), in connection with which the Louisiana Parish issued $20.0 million aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Gramercy Bonds"), to finance the construction of certain solid waste disposal facilities at the Company's Gramercy plant. The proceeds from the sale of the Gramercy Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the indenture related thereto. At December 31, 1993, $10.8 million remained in the construction fund. The Sale Agreement requires the Company to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Gramercy Bonds.

     The Company has historically participated in various raw material joint ventures outside the United States. At December 31, 1993, the Company was unconditionally obligated for $73.6 million of indebtedness of one such joint venture affiliate.

ENVIRONMENTAL MATTERS

     For a discussion of certain environmental matters involving the Company, see "Business -- Environmental Matters" and "-- Legal Proceedings."

TAX ATTRIBUTE CARRYFORWARDS AND CARRYBACKS

     At December 31, 1992, the Company had certain tax attribute carryforwards. See Note 5 of the Notes to the Consolidated Financial Statements. For a discussion of the KACC Tax Allocation Agreement (as defined), the New Tax Allocation Agreement (as defined) and certain effects upon the Company's tax attribute carryforwards and carrybacks resulting from KAC's offering of $.65 Depositary Shares in June 1993, see "Certain Transactions."

                                     BUSINESS
INDUSTRY OVERVIEW

     Primary aluminum is produced by the refining of bauxite (the major aluminum-bearing ore) into alumina (the intermediate material) and the reduction of alumina into primary aluminum. Approximately two pounds of bauxite are required to produce one pound of alumina, and approximately two pounds of alumina are required to produce one pound of primary aluminum. Aluminum's valuable physical properties include its light weight, corrosion resistance, thermal and electrical conductivity and high tensile strength.

     Demand

     The packaging and transportation industries are the principal consumers of aluminum in the United States, Japan and Western Europe. In the packaging industry, which accounted for approximately 22% of consumption in 1992, aluminum's recyclability and weight advantages have enabled it to gain market share from steel and glass, primarily in the beverage container area. The aluminum packaging market in the United States, Japan and Western Europe grew at a rate of approximately 4.0% per year during the period 1982-1992, and total United States aluminum beverage can shipments increased at a rate of approximately 2.5% in 1993, 1.5% in 1992, 3.9% in 1991 and 6.0% in 1990. Nearly
all beer cans and approximately 95% of the soft drink cans manufactured for the United States market are made of aluminum. Despite the flat demand currently being experienced in the can stock market, growth in the packaging area is generally expected to continue in the 1990s due to general population increase and to further penetration of the beverage can market in Western Europe and Japan, where aluminum cans are a substantially lower percentage of the total beverage container market than in the United States.

     In the transportation industry, which accounted for approximately 28% of aluminum consumption in the United States, Japan and Western Europe in 1992, automotive manufacturers use aluminum instead of steel or copper for an increasing number of components, including radiators, wheels and engines, in order to meet more stringent environmental and fuel efficiency requirements through vehicle weight reduction. Management believes that sales of aluminum to the transportation industry have considerable growth potential due to projected increases in the use of aluminum in automobiles. According to industry sources, aluminum content in United States automobiles nearly doubled in the last fifteen years to an average of 191 pounds per vehicle and the amount of aluminum consumed in the manufacture of Japanese automobiles more than doubled from 1983 to 1990. Management believes that the use of aluminum in automobiles in the United States and Japan will approximately double between 1991 and 2006.

     Supply

     As of year-end 1993, Western world aluminum capacity from 109 smelting facilities was approximately 16.4 million tons per year. Net exports of aluminum from the Commonwealth of Independent States to the West increased substantially from 1990 levels during the period from 1991 through 1993, and have contributed to a significant increase in London Metal Exchange stocks of primary aluminum.

     Based upon information currently available, the Company believes that only moderate additions will be made during 1994-1995 to Western world alumina and primary aluminum production capacity; however, due to the decline of primary aluminum prices from January 1, 1991, through the date of this Prospectus, and other factors, curtailments or permanent shutdowns have been announced, to management's knowledge, with respect to approximately 2.6 million tons of primary aluminum production capacity. New alumina and primary aluminum facilities generally require a four to five year design, engineering and construction period.

     Historic Levels

     Certain data concerning the Western world aluminum industry are set forth in the following table:

                                                                  PRIMARY              PRIMARY           AVERAGE ANNUAL
                                             ALUMINA              ALUMINUM             ALUMINUM          MIDWEST INGOT
                                          PRODUCTION(1)        PRODUCTION(1)         INVENTORY(2)          PRICES(3)
                                          --------------       --------------       --------------       --------------
                                            (000 TONS)           (000 TONS)           (000 TONS)             (C/LB)
    1980...............................         29,315.6             12,771.7              2,078.0              76.1
    1981...............................         27,893.3             12,456.3              3,275.0              59.8
    1982...............................         23,515.6             10,759.8              3,655.7              46.8
    1983...............................         24,600.7             11,097.5              2,583.7              68.3
    1984...............................         27,860.8             12,765.6              3,138.5              61.1
    1985...............................         27,240.1             12,308.1              2,827.9              49.0
    1986...............................         27,808.9             12,234.5              2,171.5              56.5
    1987...............................         29,390.3             12,919.3              1,728.9              73.3
    1988...............................         31,342.2             13,909.5              1,858.7             112.3
    1989...............................         33,202.5             14,462.8              1,860.1              88.9
    1990...............................         34,529.2             14,623.9              2,067.4              75.0
    1991...............................         35,417.7             15,180.4              3,091.6              60.0
    1992...............................         34,455.1             14,923.5              3,551.3              58.0
    1993...............................               --                   --                   --              53.8

- ------------

(1) Source: American Bureau of Metal Statistics.

(2) Source: World Bureau of Metal Statistics, England.

(3) Source: Metals Week. From 1980 through 1984, Midwest U.S. Market Price; from 1985 through 1993, Midwest U.S. Transaction Price.

     Recent Industry Trends

     The aluminum industry has been cyclical and the market prices of alumina and primary aluminum have been volatile from time to time. During 1989, tight supply conditions for alumina and strong demand for primary aluminum resulted in unusually high spot prices for alumina. During 1990, a moderate surplus of alumina supply developed due to new alumina production from two facilities that had been restarted in prior years (including the Company's Alpart refinery) and increased production at other refineries. Furthermore, recent curtailments of primary aluminum production in response to declining ingot prices have increased the surplus of alumina supply. Since 1990, spot prices of alumina have declined substantially due to these factors and slow economic growth in major aluminum consuming countries. Contract prices for deliveries of alumina in 1993 were in a lower range than the ranges applicable during the past several years. As a result of expansions of alumina refineries during 1992-1993, the current surplus of alumina is expected to continue.

     During 1989 and 1990, primary aluminum smelters throughout the world operated at near capacity levels. This factor, combined with increased production from smelter capacity additions during 1989 and 1990, resulted in a reduction of the market price of primary aluminum from 1988 peak prices. Additions to smelter capacity in 1991, 1992 and 1993, continued high operating rates in the Western world and slow economic growth in major aluminum consuming countries as well as exports from the Commonwealth of Independent States have contributed to an oversupply of primary aluminum and a significant increase in primary aluminum inventories in the Western world. If Western world production and exports from the Commonwealth of Independent States continue at current levels, primary aluminum inventory levels are expected to increase further in 1994. The foregoing factors have contributed to a significant reduction in the market price of primary aluminum, and may continue to adversely affect the market price of primary aluminum in the future. The average price of primary aluminum was at historic lows in real terms for the year ended 1993. See
"-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum."

     Government officials from the European Union, the United States of America, Canada, Norway, Australia and the Russian Federation met in a multilateral conference in January 1994, to discuss the current excess global supply of primary aluminum. All six participating governments have ratified as a trade agreement the resulting Memorandum which provides, in part, for (i) a reduction in Russian Federation primary aluminum production by 300,000 tons per year within three months of the date of ratification of the Memorandum and an additional 200,000 tons within the following three months, (ii) improved availability of comprehensive data on Russian aluminum production and (iii) certain assistance to the Russian aluminum industry. A Russian Federation Trade Ministry official has publicly stated that the output reduction would remain in effect for 18 months to two years, provided that other worldwide production cutbacks occur, existing trade restrictions on aluminum are eliminated and no new trade restrictions on aluminum are imposed. The Memorandum does not require specific levels of production cutbacks by other producing nations. A further meeting of the participants is scheduled for the end of February 1994. There can be no assurance that the implementation of the Memorandum will adequately address the current oversupply of primary alumimum. See "-- Sensitivity to Prices and Hedging Programs -- Alumina and Primary Aluminum." The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future.

BUSINESS STRATEGY

     The Company has made significant changes in the mix of products sold to customers by disposing of selected assets, restarting and increasing its percentage ownership interest in the Alpart alumina refinery, and increasing production of alumina at Gramercy, Louisiana, and QAL in Australia. The percentage of the Company's alumina production sold to third parties increased from approximately 35% in 1987 to approximately 71% in 1993, and the percentage of its primary aluminum production sold to third parties increased from approximately 20% in 1987 to approximately 56% in 1993.

     The Company has concentrated its fabricated products operations on the beverage container market (which historically has been recession-resistant); high value-added, heat-treated sheet and plate products for the aerospace industry; hubs, wheels and other products for the truck, trailer and shipping container industry; parts for air bag canisters and other automotive components; and distributor markets for a variety of semi-fabricated aluminum products. Since January 1, 1989, the Company has constructed four new fabrication facilities and has modernized and expanded others, with the objective of reducing manufacturing costs and expanding sales in selected product markets in which the Company has production expertise, high quality capability, and geographic and other competitive advantages.

     The Company has taken steps to control and reduce costs, improved the efficiency and increased the capacity of its alumina and primary aluminum production and fabricating operations, modernized its facilities, and streamlined and decentralized its management structure to reduce corporate overhead and shift decision-making and accountability to its business units. In October 1993, the Company announced that it is restructuring its flat-rolled products operation at its Trentwood plant in Spokane, Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     From 1980 to 1993, on a per employee basis, alumina production increased by approximately 54% at the Company's Gramercy alumina refinery; fabricated product shipments increased by approximately 128% at the Trentwood fabricating facility; sales volume for aluminum operations as a whole increased by over 300% and the average life of reduction cells used to produce aluminum at the Company's smelters improved by approximately 102%. Primary aluminum production at the Company's Mead and Tacoma smelters was curtailed in 1993 because of a power reduction imposed by the BPA which reduced the operating rates for such smelters. From 1980 to 1992, prior to the BPA power reductions, on a per employee basis, primary aluminum production increased by approximately 72% and 39%, respectively, at the Mead and Tacoma smelters, and from 1980 to 1993, subsequent to the BPA power reductions, such primary aluminum production increased by approximately 36% and 15%, respectively, at such smelters. In addition, from 1985 to 1992, the Trentwood facility's recovery rate (the relative amount of fabricated product manufactured from a quantity of primary aluminum) improved by approximately 30% and its promise performance rate (a measure of ability to meet delivery dates) improved by approximately 23%. The Company's average kilowatt hours of electricity utilized per ton of primary aluminum production was also reduced by approximately 13% from 1980 to 1993 through process improvements.

     The Company has also attempted to lessen its exposure to possible future declines in the market prices of alumina and primary aluminum by entering into fixed and variable rate power and fuel supply contracts, and a labor contract with the United Steelworkers of America which provides for semi-variable compensation with respect to approximately 73% of the Company's domestic hourly work force. See "-- Production Operations" and "-- Employees."

SENSITIVITY TO PRICES AND HEDGING PROGRAMS

     The Company's earnings are sensitive to changes in the prices of alumina, primary aluminum and fabricated aluminum products, and also depend to a significant degree upon the volume and mix of all products sold. Consequently, the Company has developed strategies to mitigate its exposure to possible further declines in the market prices of alumina and primary aluminum while retaining the ability to participate in favorable pricing environments that may materialize. See "Risk Factors -- Sensitivity to Prices; Current Primary Aluminum Prices Adversely Affect Net Sales and Operating Income."

     Alumina and Primary Aluminum

     The Company's production capacity for alumina significantly exceeds the requirements of its aluminum smelters. As a result of the restart of, an increased percentage ownership interest in, and the increased capacity of, the Alpart refinery in Jamaica, increased production at the Company's other alumina refineries and the sale of its Ravenswood aluminum smelter, alumina production and sales to third parties increased further in 1992, 1991 and 1990 following a significant increase in 1989. These sales, combined with favorable contract sales prices during 1992, 1991 and 1990, and strong spot alumina prices during 1989, made a significant contribution to operating results during 1992, 1991, 1990 and 1989.

     The tight supply conditions and consequent high prices for alumina which existed in 1989 have been alleviated as a result of increased production and other factors, including reduced demand due to the economic recession. Average realized alumina prices for each of 1993, 1992, 1991 and 1990 declined significantly from the previous year and were significantly below their 1989 high levels. Although the Company has attempted to lessen the effect of such declines through forward sales transactions and hedging programs described below, earnings have been, and are expected to remain, significantly more sensitive to changes in primary aluminum prices and revenues derived from the sale of alumina to third parties. Revenues from alumina sales to third parties declined in 1993 as a result of lower average realized prices for alumina. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Recent Trends."

     The Company has also sold forward substantially all of the alumina available to it in excess of its projected internal smelting requirements for 1994, and a substantial portion of such excess alumina for 1995. Approximately 95% of 1994 sales and virtually all of 1995 sales were made at prices indexed to future prices of primary aluminum. Approximately 75% of 1994 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs. The remainder of 1994 sales were made either at fixed prices that exceed the Company's estimated cash production costs, or are subject to prices indexed to future prices of primary aluminum but without minimum prices. Approximately 85% of 1995 sales were made at prices indexed to future prices of primary aluminum, but with minimum prices that exceed the Company's estimated cash production costs.

     As of the date of this Prospectus, the Company has sold forward at fixed prices approximately 75% of its primary aluminum in excess of its projected internal fabrication requirements in 1994 and approximately 55% of such surplus in 1995 at fixed prices that approximate the current market price of primary aluminum.

Hedging programs already in place would allow the Company to participate in certain higher market prices, should they materialize, for approximately 40% of the Company's excess primary aluminum sold forward in 1994, and 100% of the Company's excess primary aluminum sold forward in 1995.

     Primary aluminum prices have historically been cyclical and, from time to time, volatile. During 1991, average realized prices from sales of primary aluminum remained about the same as in 1990, even though market prices declined significantly, as a result of the Company's forward sales and hedging programs that enabled the Company to sell significant quantities of primary aluminum at above market prices. In 1992, the Company realized an average price of $0.66 per pound while the average Midwest U.S. transaction price was approximately $0.58 per pound, as a result of the Company's forward sales and hedging programs that enabled the Company to sell significant quantities of primary aluminum at above market prices. In 1993, the Company's average realized price from sales of primary aluminum was approximately $0.56 per pound compared to the average Midwest U.S. transaction price of approximately $0.54 per pound during such period.

     In 1991 and 1990, the Company sold to third parties approximately two-thirds of the primary aluminum it produced, with the balance of the primary aluminum production used in the Company's fabrication operations. Approximately 70% of the Company's primary aluminum was sold to third parties in 1992, and approximately 56% in 1993 (primarily because of the curtailment of its production of primary aluminum in the Pacific Northwest caused by the BPA power reduction and increased use of the Company's primary aluminum in its fabrication operations).

     While the Company continues to attempt to lessen the adverse effect of declines in the price of primary aluminum through its variable cost structures, forward sales and hedging programs, possible future declines in the market price of primary aluminum would have an adverse effect on the Company's financial performance. If the Company's average realized sales prices in 1994 for substantial quantities of its primary aluminum and alumina were based on the current market price of primary aluminum (AMT Price of 61.14c per pound for the week ended February 4, 1994), the Company would continue to sustain net losses in 1994, which would be expected to approximate the loss from continuing operations in 1993 ($76.0 million) before (a) extraordinary loss and cumulative effect of changes in accounting principles, (b) the 1993 Facilities Charges and
(c) the Other 1993 Charges.

     The following table indicates the monthly average Midwest U.S. transaction price for primary aluminum (the "AMT Price") for each of the months from January 1989 through January 1994 as reported by Metals Week. The AMT Price for the week ended February 4, 1994, as reported by Metals Week, was 61.14 cents per pound.

                                            AVERAGE TRANSACTION PRICES (CENTS/POUND)
                                 ---------------------------------------------------------------
                                  1994       1993       1992       1991       1990        1989
                                 ------     ------     ------     ------     -------     -------
    January...................   57.019     56.479     54.387     69.376      69.862     108.894
    February..................              55.993     58.831     68.886      66.392     100.950
    March.....................              53.794     60.041     68.983      72.111      97.534
    April.....................              52.345     61.542     64.410      72.707      97.610
    May.......................              52.694     60.398     59.562      73.288      99.175
    June......................              54.673     58.875     58.555      73.727      89.297
    July......................              56.829     60.423     59.682      73.709      81.448
    August....................              55.516     60.076     57.825      81.203      82.340
    September.................              52.905     58.383     56.020      89.621      79.051
    October...................              51.660     54.066     53.230      83.422      80.301
    November..................              50.365     53.414     52.490      73.261      76.253
    December..................              53.902     55.846     50.613      70.654      74.223
                                 ------     ------     ------     ------     -------     -------
              Average.........   57.019     53.846     58.024     59.969      74.996      88.923
                                 ------     ------     ------     ------     -------     -------
                                 ------     ------     ------     ------     -------     -------

     In response to the low price of primary aluminum caused by the current surplus, a number of companies have closed smelting facilities. In addition, in response to certain power reductions undertaken by the BPA in the Pacific Northwest, a number of companies (including the Company) have curtailed or shutdown production capacities at their smelter facilities in the Pacific Northwest. The Company will continue to assess its production levels in light of market prices, industry inventory levels, production costs and user demand and, based on these and other factors, could determine to curtail production at certain of its facilities in the future. See also
"Business -- Industry Overview -- Recent Industry Trends."

     Fabricated Products

     Fabricated aluminum prices, which vary considerably among products, are heavily influenced by changes in the price of primary aluminum and generally lag behind primary aluminum prices for periods of up to six months. A significant portion of the Company's fabricated product shipments consist of body, lid and tab stock for the beverage container market. The Company may not be able to receive increases in primary aluminum prices to its can stock customers as promptly as in the recent past because of competition from other aluminum producers and because of excess supply in the industry. The Company also ships fabricated products to customers in the aerospace market. Aluminum demand in the aerospace market is decreasing as a result of the structural contraction of the defense industry caused by the end of the cold war. In addition, the commercial aerospace market is experiencing a cyclical downturn in business due to the recent economic recessions in the United States, Canada, Australia and the United Kingdom, and slow economic growth in other countries.

     Changes in the market price of primary aluminum also affect the Company's production costs of fabricated products because they influence the price of aluminum scrap purchased by the Company and the Company's labor costs, to the extent such costs are indexed to primary aluminum prices. Following significant increases in the price of primary aluminum, the prices realized for fabricated aluminum products were at relatively high levels throughout 1990, 1989 and 1988. The average realized prices for fabricated aluminum products declined during 1991, reflecting the lower primary aluminum prices prevailing during such year, and continued to decline during 1992 and 1993. Revenue from fabricated aluminum products increased 7% to $981.4 million in 1993 compared with $913.7 million in 1992, primarily because of an 8% increase in shipments of fabricated aluminum products.

PRODUCTION OPERATIONS

     The following table sets forth total shipments and intracompany transfers of the Company's alumina, primary aluminum and fabricated aluminum operations:

                                                                   YEAR ENDED DECEMBER 31,
                                                              ----------------------------------
                                                               1993         1992          1991
                                                              ------       -------       -------
                                                                    (IN THOUSANDS OF TONS)
ALUMINA:
  Shipments to Third Parties................................  1,997.5      2,001.3       1,945.9
  Intracompany Transfers....................................   807.5         878.2         884.2
PRIMARY ALUMINUM:
  Shipments to Third Parties................................   242.5         355.4         340.6
  Intracompany Transfers....................................   233.6         224.4         199.6
FABRICATED ALUMINUM PRODUCTS:
  Shipments to Third Parties................................   373.2         343.6         314.2

     The Company's operations are conducted through decentralized business units which compete throughout the aluminum industry:

     - The Alumina Business Unit, which mines bauxite and obtains additional bauxite tonnage under long-term contracts, produced approximately 9% of Western world alumina in 1992. During 1993, the Company utilized approximately 82% of its bauxite production at its alumina refineries and the remainder was either sold to third parties or tolled into alumina by a third party. In addition, during 1993 the Company utilized approximately 29% of its alumina for internal purposes and sold the remainder to third parties. The Company's share of total Western world alumina capacity was 8% in 1993.

     - The Primary Aluminum Products Business Unit operates two domestic smelters wholly owned by the Company and two foreign smelters in which the Company holds significant ownership interests. In 1993, the Company utilized approximately 44% of its primary aluminum for internal purposes and sold the remainder to third parties. The Company's share of total Western world primary aluminum capacity was 3% in 1993.

     - Fabricated products are manufactured by three Business
       Units -- Flat-Rolled Products, Extruded Products (including rod and bar), and Forgings and Castings -- which manufacture a variety of fabricated products (including body, lid and tab stock for beverage containers, sheet and plate products, screw machine stock, redraw rod, forging stock, truck wheels and hubs, air bag canisters and other forgings and castings and extruded products) and which operate plants located in principal marketing areas of the United States and Canada. Substantially all of the primary aluminum utilized in the Company's fabricated products operations is obtained through the Company, with the balance of the metal utilized in its fabricated products operations obtained from scrap metal purchases. In 1993, the Company shipped approximately 373,200 tons of fabricated aluminum products to third parties, which accounted for approximately 6% of the total tonnage of United States domestic fabricated shipments for such year.

     Alumina

     The following table lists the Company's bauxite mining and alumina refining facilities as of December 31, 1993:

                                                                                ANNUAL
                                                                              PRODUCTION         TOTAL
                                                                               CAPACITY          ANNUAL
                                                               COMPANY       AVAILABLE TO      PRODUCTION
           ACTIVITY                FACILITY        LOCATION   OWNERSHIP      THE COMPANY        CAPACITY
- -------------------------------  -------------    ----------  ----------     ------------     ------------
                                                                                (TONS)           (TONS)
Bauxite Mining.................  KJBC(1)          Jamaica            49%        4,500,000        4,500,000
                                 Alpart(2)        Jamaica            65%        2,275,000        3,500,000
                                                                             ------------     ------------
                                                                                6,775,000        8,000,000
                                                                             ------------     ------------
                                                                             ------------     ------------
Alumina Refining...............  Gramercy         Louisiana         100%        1,000,000        1,000,000
                                 Alpart           Jamaica            65%          943,000        1,450,000
                                 QAL              Australia        28.3%          934,000        3,300,000
                                                                             ------------     ------------
                                                                                2,877,000        5,750,000
                                                                             ------------     ------------
                                                                             ------------     ------------

- ------------

(1) Although the Company owns 49% of Kaiser Jamaica Bauxite Company, it has the right to receive all of such entity's output.

(2) Alpart bauxite is refined into alumina at the Alpart refinery.

     Bauxite mined in Jamaica by Kaiser Jamaica Bauxite Company ("KJBC") is refined into alumina at the Company's plant at Gramercy, Louisiana, or is sold to third parties. In 1979, the Government of Jamaica granted the Company a mining lease for the mining of bauxite sufficient to supply the Company's then-existing Louisiana alumina refineries at their annual capacities of 1,656,000 tons per year until January 31, 2020 (KJBC has announced that it intends to curtail production of bauxite by 500,000 tons per year). Alumina from the Gramercy plant is sold to third parties. The Company has entered into a series of medium-term contracts for the supply of natural gas to the Gramercy plant. The price of such gas varies based upon certain spot natural gas prices, with floor and ceiling prices applicable to approximately one-half of the delivered gas. The Company has, however, established a fixed price for a portion of the delivered gas through a hedging program.

     Alpart holds bauxite reserves and owns an alumina plant located in Jamaica. The Company has a 65% interest in Alpart and Hydro Aluminium a.s ("Hydro") owns the remaining 35% interest. The Company has management responsibility for the facility on a fee basis. The Company and Hydro have agreed to be responsible for their proportionate shares of Alpart's costs and expenses. Alpart is engaged in a program of modernization and expansion of its facilities. As a part of that program, the capacity of the Alpart alumina refinery has been increased to 1,450,000 tons per year as of December 31, 1992. In 1981, the Government of Jamaica granted Alpart a mining lease covering bauxite reserves sufficient to operate the Alpart plant until December 31, 2019. In connection with the expansion program, the Alpart partners have entered into an agreement with the Government of Jamaica designed to assure that sufficient reserves of bauxite will be available to Alpart to operate its refinery, as it has been expanded and as it may be expanded through the year 2024 (to a capacity of 2,000,000 tons per year).

     In mid-1990, Alpart entered into a five-year agreement for the supply of substantially all of its fuel oil, the refinery's primary energy source. In February 1992, this agreement was extended for one year and the quantity of fuel oil to be supplied was increased. The price for 80% of the initial quantity remains fixed at a price which prevailed in the fourth quarter of 1989; the price for 80% of the increased quantity is fixed at a negotiated price; and the price for the balance of the initial and increased quantities was based upon certain spot fuel oil prices plus transportation costs. Alpart has purchased all of the quantities of fuel oil which could be purchased based upon certain spot fuel oil prices under both the initial and extended agreements.

     The Company holds a 28.3% interest in QAL, which owns the largest and one of the most efficient alumina refineries in the world, located in Queensland, Australia. QAL refines bauxite into alumina, essentially on a cost basis, for the account of its stockholders pursuant to long-term tolling contracts. The stockholders, including the Company, purchase bauxite from another QAL stockholder pursuant to long-term supply contracts. The Company has contracted to take approximately 751,000 tons per year of capacity or pay standby charges. The Company is unconditionally obligated to pay amounts calculated to service its share ($73.6 million at December 31, 1993) of certain debt of QAL, as well as other QAL costs and expenses, including bauxite shipping costs. An expansion project, completed at the end of 1990, increased QAL's annual production capacity to approximately 3,300,000 tons, of which approximately 934,000 tons are available to the Company.

     The Company's principal customers for bauxite and alumina consist of large and small domestic and international aluminum producers that purchase bauxite and reduction-grade alumina for use in their internal refining and smelting operations and trading intermediaries who resell raw materials to end-users. In 1993, the Company sold all of its bauxite to one customer, and sold alumina to thirteen customers, the largest and top five of which accounted for approximately 22% and 79% of such sales, respectively. Among alumina producers, the Company believes it is now the world's second largest seller of alumina to third parties. The Company's strategy is to sell a substantial portion of the bauxite and alumina available to it in excess of its internal refining and smelting requirements pursuant to forward sales contracts. See " -- Sensitivity to Prices and Hedging Programs." Marketing and sales efforts are conducted by senior executives of the Alumina Business Unit and the Company.

     Primary Aluminum Products

     The following table lists the Company's primary aluminum smelting facilities as of December 31, 1993:

                                                                      ANNUAL
                                                                      RATED          TOTAL
                                                                     CAPACITY       ANNUAL         1993
                                                      COMPANY      AVAILABLE TO      RATED      OPERATING
              LOCATION                 FACILITY      OWNERSHIP     THE COMPANY     CAPACITY        RATE
- ------------------------------------- ----------     ----------    ------------    ---------    ----------
                                                                      (TONS)        (TONS)
Domestic
  Washington......................... Mead               100%         200,000       200,000          80%(1)
  Washington......................... Tacoma             100%          73,000        73,000          77%(1)
                                                                   ------------    ---------
          Subtotal...................                                 273,000       273,000
                                                                   ------------    ---------
International
  Ghana.............................. Valco               90%         180,000       200,000          88%
  Wales, U.K......................... Anglesey            49%          55,000       112,000         112%
                                                                   ------------    ---------
          Subtotal...................                                 235,000       312,000
                                                                   ------------    ---------
          Total......................                                 508,000       585,000
                                                                   ------------    ---------
                                                                   ------------    ---------

- ------------

(1) See "Risk Factors -- Recent Developments in Power Supply for Pacific Northwest Operations and Resultant Production Curtailments."

     The Company owns two smelters located at Mead and Tacoma, Washington, where alumina is processed into primary aluminum. The Mead facility uses pre-bake technology; the Tacoma plant uses Soderberg technology. Both smelters have achieved significant production efficiencies in recent years through retrofit technology, cost controls and semi-variable wage and power contracts, leading to increases in production volume and enhancing their ability to compete with newer smelters. At the Mead plant, the Company has converted to welded anode assemblies to increase energy efficiency, has reduced the number of anodes used in the smelting process, has changed from pencil to liquid pitch to produce carbon anodes which achieved environmental and operating savings, and is engaged in efforts to increase production through the use of improved, higher-efficiency reduction cells. In 1992, improved performance was achieved at Mead and Tacoma in the areas of energy efficiency and hot metal production. Both the Mead and Tacoma plants operated at approximately full rated capacity during 1991-1992, but operated at less than rated capacity throughout 1993, as a result of a power reduction imposed by the BPA, which is discussed below. The electricity supply contracts between the BPA and the Company expire in 2001. Through June 1996, the Company pays for power on a basis which varies, within certain limits, with the market price of primary aluminum, and thereafter the Company will pay for power at variable rates to be negotiated. During 1993, the Company paid for power under its power supply contract with the BPA at the floor rate. The Tacoma facility produces high grade, continuous cast, redraw rod, which currently commands a premium price in excess of primary aluminum prices. The Mead facility produces primary aluminum, almost all of which is used at the Company's Trentwood fabricating facility and the balance of which is sold to third parties.

     The Company manages, and holds a 90% interest in, the Valco aluminum smelter in Ghana. The Valco smelter uses pre-bake technology. The smelter processes alumina supplied by the Company and the other participant into primary aluminum under long-term tolling contracts which provide for proportionate payments by the participants in amounts intended to pay not less than all of Valco's operating and financing costs. The Company's share of the primary aluminum is sold to third parties.

     Power for the Valco smelter is supplied under an agreement which expires in 1997, subject to Valco's right to extend the agreement for 20 years. The agreement indexes the price of two-thirds of the contract quantity to the market price of primary aluminum and fixes the price for the remainder, and provides for a review and adjustment of the base power rate and the price index every five years. The Valco smelter restarted production early in 1985 after being closed for more than two years due to lack of rainfall and the resultant hydroelectricity shortage. The Company believes that there has been sufficient rainfall and water storage such that an adequate supply of electricity for the Valco plant at its current operating rate is probable for at least one year.

     The Company has a 49% interest in the Anglesey Aluminium Limited ("Anglesey") aluminum smelter and port facility at Holyhead, Wales. The Anglesey smelter uses pre-bake technology. The Company supplies 49% of Anglesey's alumina requirements and purchases 49% of Anglesey's aluminum output. The Company sells its share of Anglesey's output to third parties. Power for the Anglesey alumina smelter is supplied under an agreement which expires in 2001.

     Electrical power represents an important production cost for the Company at the Facilities. The electricity supply contracts between the BPA and its direct service industry customers (which consist of 15 energy intensive companies, principally aluminum producers, including the Company) permit the BPA to interrupt up to 25% of the amount of power which it normally supplies to such customers. As a result of drought conditions, in January 1993 the BPA reduced the amount of power it normally supplies to its direct service industry customers, including the Company with respect to the Facilities. In response to such reduction, the Company removed three reduction potlines from production (two at the Mead smelter and one at the Tacoma smelter) and purchased substitute power in the first quarter of 1993 at increased costs. The BPA has notified its direct service industry customers that it intends to maintain the interruption of 25% of the amount of power it normally provides to such customers through February 28, 1994. Despite the temporary availability of such power through July 1993, the Company has operated its Mead and Tacoma smelters at the reduced operating rates introduced in January 1993, and has operated its Trentwood fabrication facility without any curtailment of its production. The Company currently anticipates that in 1994 it will operate the Mead and Tacoma smelters at rates which do not exceed the current operating rates of 75% of full capacity for such smelters. The Company cannot predict whether full power will be provided by the BPA after February 28, 1994, or whether power will otherwise become available at a price acceptable to the Company. The Company will continue to assess its production levels at the Mead and Tacoma smelters in light of the availability and cost of such power and other production costs, the market price of primary aluminum, industry inventory levels and other industry-related and Company-related factors.

     Effective October 1, 1993, an increase in the base rate BPA charges to its direct service industry customers for electricity was adopted, which will increase the Company's production costs at the Mead and Tacoma smelters by approximately $15.0 million per year (approximately $9.1 million per year based on the Company's current operating rate of approximately 75% of full capacity). The rate increase generally is expected to remain in effect for two years.

     In the event that the BPA's revenues fall below certain levels prior to April 1994, the BPA may impose up to a 10% surcharge on the base rate it charges to its direct service industry customers, effective during the period from October 1994 through October 1995 (which would increase the Company's production costs at the Mead and Tacoma smelters by approximately $9.1 million per year based on the Company's current operating rate of approximately 75% of full capacity). In addition, in order to comply with certain federal laws and regulations applicable to endangered fish species, the BPA may be required in the future to reduce its power generation and to purchase substitute power (at greater expense) from other sources. The foregoing factors would increase the Company's operating expenses.

     The Company has developed and installed proprietary retrofit technology in all of its smelters. This technology -- which includes the redesign of the cathodes and anodes that conduct electricity through reduction cells, improved "feed" systems that add alumina to the cells, and a computerized system that controls energy flow in the cells -- enhances the Company's ability to compete more effectively with the industry's newer smelters. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide, and may participate in joint ventures or similar business partnerships which employ the Company's technical and managerial knowledge. Pursuant to various arrangements, the Company's technology has been installed in aluminum smelters located in West Virginia, Ohio, Missouri, Kentucky, Sweden, Germany, India, Australia, New Zealand, Ghana, the Commonwealth of Independent States and the United Kingdom. See "-- Research and Development."

     The Company's principal primary aluminum customers consist of large trading intermediaries and metal brokers, who resell primary aluminum to fabricated product manufacturers, and large and small international aluminum fabricators. In 1993, the Company sold approximately 56% of its primary aluminum production not utilized for internal purposes to approximately 50 customers, the largest and top five of which accounted for approximately 44% and 64% of such sales, respectively. Marketing and sales efforts are conducted by a small staff located at the business unit's headquarters in Pleasanton, California, and by senior executives of the Company who often participate in the structuring of major sales transactions. A majority of the business unit's sales are based upon long-term relationships with metal merchants and end-users.

     Fabricated Products

       Flat-Rolled Products

     The Flat-Rolled Products Business Unit, the largest of the Company's fabricated products businesses, operates the Trentwood sheet and plate mill at Trentwood, Washington. The Trentwood facility is the Company's largest fabricating plant and accounted for substantially more than one-half of the Company's 1993 fabricated products shipments. The business unit supplies the beverage container market (producing body, lid and tab stock), the aerospace market, and the tooling plate, heat-treated alloy and common alloy coil markets, both directly and through distributors. The Company announced in October 1993 that it is restructuring its flat-rolled products operation at its Trentwood plant to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have resulted in declining prices in Trentwood's key markets. The Trentwood restructuring is expected to result in annual cost savings of approximately $50.0 million after it has been fully implemented (which is expected to occur during the next two years).

     The Company's flat-rolled products are sold primarily to beverage container manufacturers located in the western United States where the Company has a transportation advantage. Quality of products for the beverage container industry, timeliness of delivery and price are the primary bases on which the Company competes. The Company believes that its capital improvements at Trentwood have enhanced the quality of its products for the beverage container industry and the capacity and efficiency of its manufacturing operations. The Company believes that it is one of the highest quality producers of aluminum beverage can stock in the world.

     In 1993, the Flat-Rolled Products Business Unit had twenty-two foreign and domestic can stock customers, the majority of which were beverage can manufacturers (including seven of the eight major domestic beverage can manufacturers) and the balance of which were brewers. The largest and top five of such customers accounted for approximately 25% and 56%, respectively, of the business unit's sales revenue. In 1993, the business unit shipped products to over 200 customers in the aerospace, transportation and industrial ("ATI") markets, most of which were distributors who sell to a variety of industrial end-users. The top five customers in the ATI markets for flat-rolled products accounted for approximately 10% of the business unit's sales revenue. The marketing staff for the Flat-Rolled Products Business Unit is headquartered in Pleasanton, California, and is also located at the Trentwood facility, and sales are made directly to customers (including distributors) from ten sales offices located throughout the United States. International customers are served by a sales office in the Netherlands and by independent sales agents in Asia and Latin America. See also "-- Sensitivity to Prices and Hedging
Programs -- Fabricated Products" for a discussion of demand for fabricated products in the aerospace market.

       Extruded Products

     The Extruded Products Business Unit is headquartered in Dallas, Texas, and operates soft alloy extrusion facilities in Los Angeles, California; Sherman, Texas; and London, Ontario, Canada; a cathodic protection business located in Tulsa, Oklahoma, that also extrudes both aluminum and magnesium; and rod and bar facilities in Newark, Ohio, and Jackson, Tennessee, which produces screw machine stock, redraw rod, forging stock and billet. Each of the soft alloy extrusion facilities has fabricating capabilities and provides finishing services. The Company began commercial operation of its London, Ontario, Canada facility in the second quarter of 1992, which is designed to produce more than 50 million pounds of extruded products annually.

     The Extruded Products Business Unit's major markets are in the transportation industry, to which it provides extruded shapes for automobiles, trucks, trailers, cabs and shipping containers, and distribution, durable goods, defense, building and construction, ordnance, and electrical markets. In 1993, the Extruded Products Business Unit had over 900 customers for its products, the largest and top five of which accounted for approximately 6% and 19%, respectively, of its sales revenue. Sales are made directly from plants as well as marketing locations across the United States.

       Forgings and Castings

     The Forgings and Castings Business Unit operates forging facilities at Erie, Pennsylvania; Oxnard, California; and Greenwood, South Carolina; and a machine shop at Greenwood, South Carolina. The Forgings and Castings Business Unit is one of the largest producers of aluminum forgings in the United States, and is a major supplier of high quality forged parts to customers in the automotive, commercial vehicle and ordinance markets. The high strength-to-weight properties of forged aluminum make it particularly well suited for automotive applications. During 1991, the Forgings and Castings Business Unit entered the castings business by purchasing the assets of Winters Industries, which supplies cast aluminum engine manifolds to the automobile, truck and marine markets. The casting production facilities include two foundries and a machining facility in Ohio.

     In 1993, the Forgings and Castings Business Unit had over 500 customers for its products, the largest and top five of which accounted for approximately 20% and 57%, respectively, of the Forgings and Casting Business Unit's sales revenue. The Forgings and Castings Business Unit's headquarters is located in Erie, Pennsylvania, and additional sales, marketing and engineering groups are located in the midwestern and western United States.

COMPETITION

     Aluminum products compete in many markets with steel, copper, glass, plastic and numerous other materials. Within the aluminum business, the Company competes with both domestic and foreign producers of bauxite, alumina and primary aluminum, and with domestic and foreign fabricators. The Company's principal competitors in the sale of alumina include Alcoa of Australia, Ltd., Billiton International Metals B.V., Clarendon Ltd. and Pechiney S.A. In addition to the foregoing, the Company competes with most aluminum producers in the production of primary aluminum. Many of the Company's competitors have greater financial resources than the Company. In addition, the Commonwealth of Independent States has been supplying large quantities of primary aluminum to the Western world.

     Primary aluminum and, to some degree, alumina are commodities with generally standard qualities, and competition in the sale of these commodities is based primarily upon price, quality and availability. The Company believes that, assuming the current relationship between worldwide supply and demand for alumina and primary aluminum does not change materially, the loss of any one of its customers, including intermediaries, would not have a material adverse effect on its business or operations.

     The Company also competes with a wide range of domestic and international fabricators in the sale of fabricated aluminum products. Competition in the sale of fabricated products is based upon quality, availability, price and service, including delivery performance. The Company concentrates its fabricating operations on selected products in which the Company has production expertise, high quality capability, and geographic and other competitive advantages.

RESEARCH AND DEVELOPMENT

     The Company conducts research and development activities principally at three facilities dedicated to that purpose -- the Center for Technology ("CFT") in Pleasanton, California; the Primary Aluminum Products Division Technology Center ("DTC") adjacent to the Mead smelter in Spokane, Washington; and the Alumina Development Laboratory ("ADL") at the Gramercy, Louisiana refinery. Net expenditures for Company-sponsored research and development activities were $18.5 million in 1993, $13.5 million in 1992, and $11.4 million in 1991. The Company's research staff totaled 160 at December 31, 1993. The Company estimates that research and development net expenditures will be in the range of approximately $17-$19 million per year in the 1994 period.

     CFT concentrates its research and development efforts on flat-rolled products while providing specialized services to the Company's other business units. Its activities include development of can stock products and aircraft sheet and plate products, and process improvements directed at efficiency and quality. In can stock, CFT works to optimize the product's metallurgy, surface characteristics, coatings and lubrication. CFT also offers research and development, technical services and selected proprietary technology for license or sale to third parties. CFT is currently providing technology and technical assistance to Samyang Metal Co. Ltd. in building an aluminum rolling mill in Yongju, Korea. CFT also is engaged in cooperative research and development projects with Furukawa Electric Co., Ltd., Pechiney Rhenalu and Kawasaki Steel Corporation of Japan, with respect to the ground transportation market.

     DTC maintains specialized laboratories and a miniature carbon plant where experiments with new anode and cathode technology are performed. DTC supports the Company's primary aluminum smelters, concentrating on the development of cost-effective technical innovations and equipment and process improvements. Energy savings of approximately 10% have been achieved at smelters utilizing proprietary DTC-developed technologies (which are employed in both retrofit and new construction applications), such as improved cathode and anode design and insulation, modified electrolyte chemistry, distributive microprocessor control and modified cell magnetics. Other proprietary DTC retrofit technologies, such as redesigned reduction cells, have helped the Company's older smelters achieve competitiveness with more recently constructed facilities. The Company is actively engaged in efforts to license this technology and sell technical and managerial assistance to other producers worldwide. Pursuant to various arrangements, the Company's technology has been installed in aluminum smelters located in West Virginia, Ohio, Missouri, Kentucky, Sweden, Germany, India, Australia, New Zealand, Ghana and the United Kingdom.

     The Company has entered into agreements with respect to the Krasnoyarsk smelter located in the Commonwealth of Independent States pursuant to which the Company has licensed certain of its technology for use in such facility and has agreed to provide purchasing services in obtaining western-sourced technology and equipment to be used in such facility. These agreements were entered into in November 1990, and the services under them are expected to be completed in 1994. In addition, the Company has entered into agreements with respect to the Nadvoitsky smelter located in the Commonwealth of Independent States and the Korba smelter of the Bharat Aluminum Co. Ltd. located in India pursuant to which the Company has licensed certain of its technology for use in such facilities. The agreements relating to the Nadvoitsky and Korba smelters were entered into in 1993, and the services under such agreements are expected to be completed in 1995 and 1994, respectively.

     ADL has developed technologies which have improved alumina refinery efficiency. These include a high-capacity thickener process used in the separation of alumina from bauxite slurry, plant conversion designs that enable alumina refineries to convert from the production of fine alumina to the preferred coarser "sandy" alumina, technology that enables refineries to process different qualities of bauxite, and computer-aided instrumentation systems to improve process efficiencies and energy use in alumina refineries. The Company is actively pursuing the licensing of alumina refinery technology worldwide. The Company's technology is in use in alumina refineries in the Americas, Australia, India and Europe.

     The Company's technology sales and revenue from technical assistance to third parties were $12.8 million in 1993, $14.1 million in 1992 and $10.9 million in 1991.

EMPLOYEES

     During 1993, the Company employed an average of 10,223 persons, compared with an average of 10,129 employees in 1992, and 9,967 employees in 1991. At December 31, 1993, the Company's workforce was approximately 10,029, including a domestic workforce of 5,930, of whom 4,146 were paid at an hourly rate. Most hourly paid domestic employees are covered by collective bargaining agreements with various labor unions. Approximately 73% of such employees are covered by a master agreement (the "Labor Contract") with the United Steelworkers of America (the "USWA") which expires on October 31, 1994. The Labor Contract covers the Company's plants in Spokane (Trentwood and Mead), Washington; Tacoma, Washington; Gramercy, Louisiana; and Newark, Ohio.

     The Labor Contract provides for floor level wages at all covered plants. In addition, for workers covered by the Labor Contract at the Mead and Newark plants, for any quarterly period when the average Midwest U.S. transaction price of primary aluminum is $.54 per pound or above, a bonus payment is made. The amount of the quarterly bonus payment changes incrementally with each full cent change in the price of primary aluminum between $.54 per pound and $.61 per pound, remains constant when the price is $.61 or more per pound but is below $.74 per pound, changes incrementally again with each full cent change in the price between $.74 per pound and $.81 per pound, and remains at the ceiling when the price is $.81 per pound or more. Workers covered by the Labor Contract at the Trentwood, Tacoma and Gramercy plants may receive quarterly bonus payments based on various indices of productivity, efficiency and other aspects of specific plant performance, as well as, in certain cases, the price of alumina or primary aluminum. The particular quarterly bonus variable compensation formula currently applicable at each plant will remain applicable for the remainder of the contract term.

     Pursuant to the Labor Contract, base wage rates were raised $.50 per hour in 1990 and were raised an additional $.50 per hour effective November 1, 1993. Each of the employees covered by the Labor Contract has received $2,000 in lump-sum signing and special bonuses. In addition, the Company acquired in the first quarter of 1991 up to $4,000 of preference stock held for the benefit of approximately 80% of the employees covered by the Labor Contract, and agreed to acquire in 1994 an additional $2,000 of such preference stock held for the benefit of substantially the same employees. The Company also acquired in the first quarter of 1991 up to $4,000 of preference stock which had been held for the benefit of each of certain salaried employees. The Company considers its employee relations to be satisfactory.

ENVIRONMENTAL MATTERS

     The Company is subject to a wide variety of Environmental Laws which continue to be adopted and amended. The Environmental Laws regulate, among other things, air and water emissions and discharges; the generation, storage, treatment, transportation and disposal of solid and hazardous waste; the release of hazardous or toxic substances, pollutants and contaminants into the environment; and, in certain instances, the environmental condition of industrial property prior to transfer or sale. In addition, the Company is subject to various federal, state and local workplace health and safety laws and regulations ("Health Laws").

     From time to time, the Company is subject, with respect to its current and former operations, to fines or penalties assessed for alleged breaches of the Environmental and Health Laws and to claims and litigation brought by federal, state or local agencies and by private parties seeking remedial or other enforcement action under the Environmental and Health Laws or damages related to alleged injuries to health or to the environment, including claims with respect to certain waste disposal sites and the remediation of sites presently or formerly operated by the Company. See "-- Legal Proceedings." The Company's Mead, Washington facility has been listed on the National Priorities List under CERCLA. In connection with certain of its asset sales, the Company has indemnified the purchasers of assets with respect to certain liabilities (and associated expenses) resulting from acts or omissions arising prior to such dispositions, including environmental liabilities.

     In certain instances, the Company may be exposed to joint and several liability for remedial action or damages to natural resources. The Company, along with several other entities, has been named as a Potentially Responsible Party ("PRP") for remedial costs at certain third-party sites listed on the National Priorities List under CERCLA.

     While the ultimate extent of the Company's liability for pending or potential fines, penalties, remedial costs, claims and litigation relating to environmental and health and safety matters cannot be determined at this time and, in light of evolving case law relating to insurance coverage for environmental claims, management is unable to determine definitively the extent of such coverage, management currently believes that the resolution of these matters (even without giving effect to potential insurance recovery) should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Environmental capital spending was $12.6 million in 1993, $13.1 million in 1992 and $11.2 million in 1991. Annual operating costs for pollution control, not including corporate overhead or depreciation, were approximately $22.4 million in 1993, $21.6 million in 1992, and $17.8 million in 1991. Legislative, regulatory and economic uncertainties make it difficult to project future spending for these purposes. However, the Company currently anticipates that in the 1994-1995 period, environmental capital spending will be within the range of approximately $7.0-$20.0 million per year, and operating costs for pollution control will be within the range of $20.0-$22.0 million per year. These expenditures will be made to assure compliance with applicable Environmental Laws and are expected to include, among other things, additional "red mud" disposal facilities and improved levees at the Gramercy, Louisiana refinery (which are being financed by the Gramercy Bonds), bath crushing improvements, baking furnace modernization, and improved calcining controls at the Mead, Washington facility; new and continuing environmental projects at the Trentwood, Washington facility; and environmental projects required under the Clean Air Act Amendments of 1990. In addition, $7.2 million in cash expenditures in 1993, $9.6 million in 1992 and $14.0 million in 1991 were charged to previously established reserves relating to environmental cost. Approximately $7.0 million is expected to be charged to such reserves in 1994.

LEGAL PROCEEDINGS

     Aberdeen Pesticide Dumps Site Matter

     The Aberdeen Pesticide Dumps Site, listed on the Superfund National Priorities List, is composed of five separate sites around the town of Aberdeen, North Carolina. These sites (in the aggregate, the "Sites") include the Farm Chemicals Site, Twin Sites, Fairway Six Site, McIver Dump Site and the Route 211 Site. The Sites are of concern to the United States Environmental Protection Agency (the "EPA") because of their past use as either pesticide formulation facilities or pesticide disposal areas from approximately the mid-1930's through the late 1980's.

     The United States originally filed a cost recovery complaint (as amended, the "Complaint") in the United States District Court for the Middle District of North Carolina, Rockingham Division, No. C-89-231-R, against five defendants on March 31, 1989, and subsequently amended its complaint to add another ten defendants on February 6, 1991, and another four defendants on August 1, 1991. The Company and KAC were not defendants named in the Complaint. The Complaint seeks reimbursement for past and future response costs and a determination of liability of the defendants under Section 107 of CERCLA.

     On or about October 2, 1991, the Company, along with approximately seventeen other parties, was served with third party complaints from four of the defendants named in the Complaint (the "Third Party Plaintiffs") alleging claims arising under various theories of contribution and indemnity. On October 22, 1992, the United States filed a motion for leave to file an amended complaint naming the Company as a first party defendant in its cost recovery action. On February 16, 1993, the court granted that motion.

     The EPA has performed a Remedial Investigation/Feasibility Study and issued a Record of Decision ("ROD") dated September 30, 1991, for the Sites. The major remedy selected for the five Sites in the ROD consisted of excavation of contaminated soil, treatment of the contaminated soil at a single location utilizing thermal treatment, and placement of the treated material back into the areas of excavation. The estimated cost of such remedy for the five Sites is approximately $32 million. Other possible remedies described in the ROD included on-site incineration and on-site ash disposal at an estimated cost of approximately $53 million, and off-site incineration and disposal at an estimated cost of approximately $222 million. The Company understands that the EPA is also investigating contamination of groundwater at the Sites. The EPA has stated that it has incurred past costs at the Sites in the range of $7.5-$8 million as of February 9, 1993, and alleges that response costs will continue to be incurred in the future.

     On May 20, 1993, the EPA issued three unilateral Administrative Orders under Section 106(a) of CERCLA ordering the Respondents, including the Company, to perform the remedial design and remedial action described in the ROD for the Farm Chemicals Site (EPA Docket No. 93-13-C), Twin Sites (EPA

Docket No. 93-14-C) and Fairway Six Site (EPA Docket No. 93-15-C). The estimated cost as set forth in the ROD for the remedial action at the three sites is approximately $27 million. In addition to the Company, Respondents named in the Administrative Orders for all three sites include J. M. Taylor, Grower Service Corporation, E. I. DuPont de Nemours & Co., Olin Corporation, UCI Holdings, Inc., PPG Industries, Inc., and Union Carbide Corporation. Ciba-Geigy Corporation, Hercules, Inc., Mobil Oil Corporation, Shell Oil Company, The Boots Company (USA), Inc., Nor-Am Chemical Co., George D. Anderson, Farm Chemicals, Inc., Partners In The Pits, Ltd., Dan F. Maples, Pits Management Corp., Maples Golf Construction, Inc., Yadco of Pinehurst, Inc. and Robert Trent Jones are named as Respondents for one or two of the Sites.

     KAC has entered into an Agreement in Principle with certain of the respondents to participate jointly in responding to the Administrative Orders, to share costs incurred on an interim basis, and to seek to reach a final allocation of costs through agreement or to allow such final allocation and determination of liability to be made by the United States District Court. A definitive PRP Participation Agreement is currently awaiting execution by the group. By letter dated July 6, 1993, KAC has notified the EPA of its ongoing participation with such group of respondents which, as a group, are intending to comply with the Administrative Orders to the extent consistent with applicable law.

     By letters dated December 30, 1993, the EPA notified the Company of its potential liability for, and requested that the Company, along with certain other companies, undertake or agree to finance, groundwater remediation at certain of the sites. With respect to the Farm Chemicals and Twin Sites, in addition to the Company, the EPA issued such letters to J.M. Taylor, Grower Services Corporation, Farm Chemicals, Inc., E.I. DuPont de Nemours and Company, Olin Corporation, UCI Holdings, Inc., Union Carbide Corporation, Miles, Inc., Mobil Oil Corporation, Shell Oil Company, Hercules, Inc., The Boots Company
(USA), Inc., Nor-Am Chemical Company, and Ciba-Geigy Corporation. With respect to the Fairway Six Site, in addition to the Company, the EPA issued such letters to J.M. Taylor, G.D. Anderson, Grower Service Corporation, Partners in Pits, Dan Maples, Pits Management Corporation, Maples Golf Construction, Inc., Yadco of Pinehurst, Inc., Robert Trent Jones, E.I. DuPont de Nemours and Company, Olin Corporation, UCI Holdings, Inc., Union Carbide Corporation, Miles, Inc., Ciba-Geigy Corporation and Hercules, Inc. The ROD-selected remedy for the groundwater remediation selected by EPA includes extraction, on-site treatment by coagulation/flocculation/precipitation, air stripping, GAC absorption, and discharge on site for the Farm Chemicals/Twin Sites and extraction, on-site treatment by GAC absorption and discharge on-site for the Fairway Six Site. The EPA has estimated the total present worth cost, including thirty years of operation and maintenance, at $11,849,757.

     The Company, along with other notified parties, plans to meet with representatives of the EPA to discuss whether an agreement to perform this remediation is possible.

     Based upon the information presently available to it, the Company is unable to determine whether it has any liability with respect to any of the Sites or, if there is any liability, the amount thereof. Two Government witnesses have testified that the Company acquired pesticide products from the operator of the formulation site over a two to three year period. The Company has been unable to confirm the accuracy of this testimony.

     United States of America v. Kaiser Aluminum & Chemical Corporation

     On February 8, 1989, a civil action was filed by the United States Department of Justice at the request of the EPA against the Company in the United States District Court for the Eastern District of Washington, Case Number C-89-106-CLQ. The complaint alleged that emissions from certain stacks at the Company's Trentwood facility in Spokane, Washington intermittently violated the opacity standard contained in the Washington State Implementation Plan ("SIP"), approved by the EPA under the federal Clean Air Act. The complaint sought injunctive relief, including an order that the Company take all necessary action to achieve compliance with the Washington SIP opacity limit and the assessment of civil penalties of not more than $25,000 per day.

     In the course of the litigation, questions arose as to whether the observers who recorded the alleged exceedances were qualified under the Washington SIP to read opacity. In July 1990, the Company and the Department of Justice agreed to a voluntary dismissal of the action. At that time, however, the EPA had arranged for increased surveillance of the Trentwood facility by consultants and the EPA's personnel. From May 1990 through May 1991, these observers recorded approximately 130 alleged exceedances of the SIP opacity rule. Justice Department representatives have stated their intent to file a second lawsuit against the Company based on the opacity observations recorded during that period.

     The second lawsuit has not yet been filed. Instead, the Company has entered into negotiations with the EPA to resolve the claims against the Company through a consent decree. Although the EPA and the Company have made substantial progress in negotiating the terms of the consent decree, key issues remain to be resolved. Anticipated elements of any settlement would include a commitment by the Company to improve the emission control equipment at the Trentwood facility and a civil penalty assessment against the Company, in an amount to be determined.

     As of the date of this Prospectus, the Company cannot predict the likelihood that the EPA and the Company will reach agreement upon the terms of a consent decree. In the event that the negotiations are not successful, the matter likely would be resolved in federal court.

     Catellus Development Corporation v. Kaiser Aluminum & Chemical Corporation and James L. Ferry & Son, Inc.

     On January 7, 1991, the City of Richmond, et al. (the "Plaintiffs") filed a Second Amended Complaint for Damages and Declaratory Relief against the United States of America, the United States Maritime Administration and Santa Fe Land Corporation (now known as Catellus Development Corporation ("Catellus")) (collectively, the "Defendants") alleging, among other things, that the Defendants caused or allowed hazardous substances, pollutants, contaminants, debris and other solid wastes to be discharged, deposited, disposed of or released on certain property located in Richmond, California (the "Property") formerly owned by Catellus and leased to (i) the Company for the purpose of shipbuilding activities conducted by the Company on behalf of the United States during World War II, and (ii) subsequent tenants thereafter. Plaintiffs allege, among other things, that (i) the Defendants are jointly and severally liable for response costs and natural resources damages under CERCLA, (ii) Defendant United States of America is liable on grounds of negligence for damages under the Federal Tort Claims Act, and (iii) Defendant Catellus is strictly liable and on grounds of negligence for such discharge, deposit, disposal or release. Certain of the Plaintiffs have alleged that they had incurred or expect to incur costs and damages in the amount of approximately $49 million, in the aggregate.

     On or about September 23, 1992, the Plaintiffs filed a Third Amended Complaint, alleging, among other things, that (i) the Defendants are jointly and severally liable for response costs, declaratory relief and natural resources damages under CERCLA; (ii) Defendant United States of America is liable on grounds of negligence, continuing trespass and continuing nuisance for damages under the Federal Tort Claims Act; (iii) Defendant Catellus is strictly liable on grounds of continuing nuisance, continuing trespass and negligence for such discharge, deposit, disposal or release; (iv) Catellus is liable to indemnify Plaintiffs; and (v) Catellus is liable for fraudulent concealment of the alleged contamination.

     On February 20, 1991, Catellus filed a third party complaint (the "Third Party Complaint") against the Company and James L. Ferry & Son, Inc. ("Ferry") in the United States District Court for the Northern District of California, Case No. C-89-2935 DLJ. The Third Party Complaint was served on the Company as of April 12, 1991. The Third Party Complaint alleges that, if the allegations of the Plaintiffs are true, then the Company and Ferry (which is alleged to have performed certain excavation activities on the Property and, as a result thereof, to have released contaminants on the Property and to have arranged for the transportation, treatment and disposal of such contaminants) are liable for Catellus' response costs and damages under CERCLA and damages under other theories of negligence and nuisance and, in the case of the Company, waste. Catellus seeks (i) contribution from the Company and Ferry, jointly and severally, for its costs and damages pursuant to CERCLA, (ii) indemnity from the Company and Ferry for any liability or judgment imposed upon it, (iii) indemnity from the Company and Ferry for reasonable attorneys' fees and costs incurred by it, (iv) damages for the injury to its interest in the Property, and (v) treble damages from the Company pursuant to California Code of Civil Procedure Section
732. On June 4, 1991, Catellus served on the Company a first amended third party complaint which alleges, in addition to the allegations of the Third Party Complaint, that the Company and/or a predecessor in interest to the Company is also liable for Catellus' damages, if any, on the basis of alleged contractual indemnities contained in certain former leases of the Property.

     The Third Party Complaint was amended on or about October 26, 1992. The amended Third Party Complaint alleges that, if the allegations of the Plaintiffs are true, then the Company and Ferry (which is alleged to have performed certain excavation activities on the Property and, as a result thereof, to have released contaminants on the Property and to have arranged for the transportation, treatment and disposal of such contaminants) are liable for (i) Catellus' response costs and natural resources damage under CERCLA; (ii) damages under theories of negligence, trespass and nuisance; (iii) indemnity (equitable and contractual); and (iv) attorneys fees under California Code of Civil Procedure
Section 1021.6.

     By letter dated October 26, 1992, counsel for certain underwriters at Lloyd's London and certain London Market insurance companies ("London Insurers") advised that the London Insurers agreed to reimburse the Company for defense expenses in the third party action filed by Catellus, subject to a full reservation of rights.

     The Plaintiffs filed a motion for leave to file a Third Amended Complaint which would have added the Company as a first party defendant. This motion was denied. On October 26, 1992, the Plaintiffs served a separate Complaint against the Company for damages and declaratory relief. The claims asserted by the Plaintiffs are for (i) recovery of costs, natural resources damages and declaratory relief under CERCLA; (ii) damages for injury to the Property arising from negligence; (iii) damages under a theory of strict liability; (iv) continuing nuisance and continuing trespass; (v) equitable indemnity; (vi) response costs incurred by the Richmond Redevelopment Agency under California Health & Safety Code Section 33459.4; and (vii) declaratory relief on the state claims. This matter has been tendered to the London Insurers.

     Picketville Road Landfill Matter

     On July 1, 1991, the EPA served on the Company and thirteen other PRPs a Unilateral Administrative Order For Remedial Design and Remedial Action (the "Order") at the Picketville Road Landfill site in Jacksonville, Florida. The EPA seeks remedial design and remedial action pursuant to CERCLA from some, but apparently not all, PRPs based upon a Record of Decision outlining remedial cleanup measures to be undertaken at the site adopted by the EPA on September 28, 1990. The site was operated as a municipal and industrial waste landfill from 1968 to 1977 by the City of Jacksonville. The Company was first notified by the EPA on January 17, 1991, that wastes from one of the Company's plants may have been transported to and deposited in the site. In its Record of Decision, the EPA estimated that the total capital, operations and maintenance costs of its elected remedy for the site would be approximately $9.9 million. There can be no assurance that such costs will not exceed such estimated amount. In addition, the EPA has reserved the right to seek recovery of its costs incurred relating to the Order, including, but not limited to, reimbursement of the EPA's cost of response. Through negotiations with the EPA and other PRPs, the Company has reached an agreement with such PRPs under which the Company will fund $146,700 of the cost of the remedial action (unless remedial costs exceed $19 million in which event the settlement agreement will be re-opened). The implementation of the foregoing agreement is subject to continuing discussions among the EPA, the other PRPs and the Company.

     Asbestos-related Litigation

     The Company is a defendant in a number of lawsuits in which the plaintiffs allege that certain of their injuries were caused by exposure to asbestos during, and as a result of, their employment with the Company or to products containing asbestos produced or sold by the Company. The number of such lawsuits instituted against the Company increased substantially in 1993 and management believes the number of such lawsuits will continue to increase at a greater annualized rate than in prior years. In connection with such litigation, the Company made cash payments (for settlement and other related costs) during 1993, 1992 and 1991, in the amounts of $7.0 million, $7.1 million and $6.1 million, respectively. Based upon prior experience, the Company estimates future cash payments in connection with such litigation of approximately $8.0 million to

$12.0 million per year for the years 1994 through 1998, and an aggregate of approximately $85.0 million thereafter (through 2007). While the ultimate extent of the Company's liability for asbestos-related claims cannot be determined at this time, management currently believes that potential insurance recoveries should be adequate to pay substantially all of such claims, and that, as a result thereof, the resolution of these matters should not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Various other lawsuits and claims are pending against the Company. Management believes that resolution of the lawsuits and claims made against the Company, including the matters discussed above, will not have a material adverse effect on the Company's consolidated financial position.

PROPERTIES

     The Company owns in fee or leases all the real estate and facilities used in connection with its business. Plants and equipment and other facilities are generally in good condition and suitable for their intended uses, subject to changing environmental requirements. Although the Company's domestic aluminum smelters and alumina facility were initially designed early in the Company's history, they have been modified frequently over the years to incorporate technological advances in order to improve efficiency, increase capacity and achieve energy savings. The Company believes that its domestic plants are cost competitive on an international basis. Due to the Company's variable cost structure, the plants' operating costs are relatively lower in periods of low primary aluminum prices and relatively higher in periods of high primary aluminum prices.

     Obligations under the Credit Agreement are secured by, among other things, mortgages on the Company's plants located in Spokane (the Trentwood and Mead plants) and Tacoma, Washington; Gramercy, Louisiana; Erie, Pennsylvania; Newark, Ohio; and Sherman, Texas. The New Credit Agreement will not be secured by the Company's Gramercy, Louisiana Plant.

OTHER MATTERS

     On February 7, 1989, the Company sold aluminum production facilities at Ravenswood, West Virginia (the "Ravenswood Works") and Bedford, Indiana and a data center at Columbus, Ohio. The sales price for the three facilities was approximately $256 million, including approximately $168 million in cash and the assumption by the buyer of certain liabilities. Among the liabilities the buyer and its pension plan assumed were pension liabilities relating to former employees of the Company represented by the USWA who were employed by the buyer at the Ravenswood Works and the Bedford facility at the sale date (the "Former Employees"). The projected benefit obligation relating to such assumed pension liabilities was calculated at such time to be approximately $77.6 million. The buyer agreed to certain restrictions on its activities designed to help assure that it would meet its assumed obligations. The Company retained liability for pension, retiree health and life insurance coverage with respect to Ravenswood Works employees who retired from the Company prior to the sale date.

     The Company agreed with the USWA that in the event of a permanent shutdown of the Ravenswood Works prior to February 7, 1994, the Former Employees would receive from the owner of the Ravenswood Works, the Pension Benefit Guaranty Corporation, the Company and/or a pension plan maintained by the Company, the pension benefits accrued as of the sale date subject to certain limited exceptions. The Company also agreed with the USWA that in the event of such a shutdown, such Former Employees, if otherwise eligible, would receive retiree health coverage, subject to a monthly premium, and a portion of their life insurance coverage. The Company has not calculated the costs which would be necessary to provide the retiree health and life insurance coverage, but such costs are believed to be smaller than the amount of the pension liabilities assumed by the buyer.

     The Department of Labor ("DOL"), which has enforcement powers under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), in October 1991, initiated a review of the transfer of the pension liabilities and the related assets from the Company plan to the buyer and its pension plan. The Company has assisted the DOL with its review and believes that its agreements and actions in connection with the sale and the actions of the Company plan fiduciaries were in full compliance with ERISA.

                                   MANAGEMENT
EXECUTIVE OFFICERS AND DIRECTORS

     The table below sets forth certain information, as of February 4, 1994, with respect to the executive officers and directors of the Company, and certain officers of KAC who perform services for the Company. All officers and directors hold office until their respective successors are elected and qualified or until their earlier resignation or removal.

                      NAMES                     POSITIONS AND OFFICES WITH THE COMPANY
        ---------------------------------  ------------------------------------------------
        George T. Haymaker, Jr...........  Chairman of the Board, Chief Executive Officer
                                             and Director
        Joseph A. Bonn...................  Vice President -- Planning and Administration
        John T. La Duc...................  Vice President and Chief Financial Officer
        Anthony R. Pierno................  Vice President and General Counsel
        Byron L. Wade....................  Vice President, Secretary and Deputy General
                                             Counsel
        Charlie Alongi...................  Controller
        Kris S. Vasan....................  Treasurer
        Robert E. Cole...................  Vice President, Government Affairs
        John E. Daniel...................  Vice President, Primary Aluminum
        Richard B. Evans.................  Vice President, Flat-Rolled Products
        Robert W. Irelan.................  Vice President, Public Relations
        Geoffrey W. Smith................  Vice President, Alumina
        Lawrence L. Watts................  Vice President, Alumina
        Robert J. Cruikshank.............  Director
        Charles E. Hurwitz...............  Director
        Ezra G. Levin....................  Director
        Robert Marcus....................  Director
        Paul D. Rusen....................  Director

     George T. Haymaker, Jr. Mr. Haymaker, age 56, assumed the positions of Chairman of the Board and Chief Executive Officer of the Company and KAC effective January 1, 1994. From May 1993 to December 1993 Mr. Haymaker served as President and Chief Operating Officer of the Company and KAC. Mr. Haymaker was elected as a director of KAC at KAC's Annual Meeting of Stockholders on May 19, 1993, and was also elected as a director of the Company at the Company's Annual Meeting of Stockholders held on June 15, 1993. From 1987 to April 1993, Mr. Haymaker had been a partner in a partnership which acquires, redirects and operates small to medium sized companies in the metals industry. He served as President from February 1992 to March 30, 1993, and has been a director since July 1987 of Metalmark Corporation, which is in the business of semi-fabrication of aluminum specialty foils and extrusions. From May 1986 until February 1993, he also served as President of West Coast Sales Corp., which provides management and acquisition services. Mr. Haymaker also served as Chief Executive Officer and a director of Amarlite Architectural Products, Inc. ("Amarlite"), a producer of architectural curtain wall and entrance products, from August 1990 to April 1992 and from April 1989 to February 1993, respectively. He was a director of American Powdered Metals Company, engaged in the manufacture of powdered metal components, from August 1988 to March 1993, and Hayken Metals Asia Limited, which represents manufacturers of aluminum and metal products, from January 1988 to April 10, 1993. During 1984 to 1986, Mr. Haymaker served as Executive Vice President -- Aluminum Operations of Alumax Incorporated, responsible for all primary aluminum and semi-fabricating activities. Mr. Haymaker has extensive experience in the management of businesses engaged in the production and sale of aluminum and aluminum products, including 25 years of experience in a variety of executive and managerial positions with Aluminum Company of America and its subsidiaries.

     Joseph A. Bonn. Mr. Bonn, age 50, has been Vice President -- Planning and Administration of the Company and KAC since July 1989 and February 1992, respectively. Mr. Bonn has served as a Vice President of the Company since April 1987, and served as Senior Vice President -- Administration of MAXXAM from September 1991 through December 31, 1992. He was also the Company's Director of Strategic Planning from April 1987 until July 1989.

     John T. La Duc. Mr. La Duc, age 50, has been Chief Financial Officer of the Company since January 1990 and a Vice President of the Company since June 1989. He has been Vice President and Chief Financial Officer of KAC since June 1989 and May 1990, respectively. From January 1, 1993 until April 5, 1993, Mr. La Duc served as Treasurer of the Company and KAC, having previously served as Treasurer of KAC from September 1987 to May 1990 and Assistant Treasurer of KAC from February 1987 to September 1987. Mr. La Duc also previously served as Treasurer of the Company from September 1987 until January 1990. He was an Assistant Treasurer and Treasurer, International Operations of the Company from 1981 until 1987. In September 1990, Mr. La Duc was elected Senior Vice President and Chief Financial Officer of MAXXAM. Mr. La Duc also serves as a Vice President and Chief Financial Officer of MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MAXXAM engaged through its subsidiaries in forest products operations, The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM engaged in forest products operations, and Pacific Lumber's subsidiary, Scotia Pacific Holding Company ("Scotia Pacific"). He also serves as a director of Pacific Lumber and Scotia Pacific.

     Anthony R. Pierno. Mr. Pierno, age 61, has served as Vice President and General Counsel of the Company and KAC since January 1992. He also serves as Senior Vice President and General Counsel of MAXXAM, positions he has held since February 1989. Mr. Pierno also serves as Vice President and General Counsel of MAXXAM Group, Pacific Lumber and Scotia Pacific. Immediately prior to joining MAXXAM, Mr. Pierno served as partner in charge of the business practice group in the Los Angeles office of the law firm of Pillsbury, Madison & Sutro. He has served as the Commissioner of Corporations of the State of California and as Chair of several committees of the State Bar of California. Mr. Pierno is Vice Chairman of the Board of Trustees of Whittier College, and a member and past Chairman of the Board of Trustees of Marymount College.

     Byron L. Wade. Mr. Wade, age 46, has served as Vice President and Secretary of the Company and KAC since January 1992, and Deputy General Counsel of the Company and KAC since June 1992 and May 1992, respectively. Mr. Wade has also served as Vice President and Deputy General Counsel of MAXXAM since May 1990, and Secretary of MAXXAM since October 1988. He previously served as Assistant Secretary and Assistant General Counsel of MAXXAM from November 1987 to October 1988 and May 1990, respectively. Mr. Wade has served as Vice President, Secretary and Deputy General Counsel of Pacific Lumber and Scotia Pacific since June 1990 and November 1992, respectively, and as a Vice President of MAXXAM Group since July 1990. He had previously served since 1983 as Vice President, Secretary and General Counsel of MCO Resources, Inc., a publicly-traded oil and gas company, which was majority owned by MAXXAM. Since July 1993, Mr. Wade has served as a director, Vice President and Secretary of SHRP, Inc. ("SHRP"), the sole general partner of Sam Houston Race Park, Ltd., a Texas limited partnership, which has been granted a license to operate a horse racing facility in Houston, Texas.

     Charlie Alongi. Mr. Alongi, age 63, has been the Controller of the Company and KAC since July 1989, and was the Assistant Controller of the Company from February 1982 until July 1989.

     Kris S. Vasan. Mr. Vasan, age 44, became Treasurer of the Company and KAC on April 6, 1993. Mr. Vasan previously served the Company and KAC as Corporate Director of Financial Planning and Analysis from June 1990 until April 1993. From October 1987 until June 1990, he served as Associate Director of Financial Planning and Analysis. He was Associate Director of Energy Planning of the Company from 1980 until 1987, and prior thereto, Manager of Energy Planning from 1978. Mr. Vasan joined the Company in 1974 as Senior Operations Research Analyst, a position he held until 1978.

     Robert E. Cole. Mr. Cole, age 47, has been a Vice President of the Company since March 1981. Mr. Cole also has served as Vice President -- Federal Government Affairs of MAXXAM, MGI and Pacific Lumber since September 1990.

     John E. Daniel. Mr. Daniel, age 58, has been a Vice President of the Company since January 1992, and has been the General Manager of the Company's primary aluminum products business unit since November 1990. From November 1990 to January 1992, he was Divisional Vice President of the Company's primary aluminum products business unit. From December 1989 to November 1990, Mr. Daniel was Reduction Plant Manager of the Tacoma smelter plant. From July 1986 to December 1989, he was Reduction Plant Manager of the Company's formerly owned Ravenswood, West Virginia plant.

     Richard B. Evans. Mr. Evans, age 46, has been a Vice President of the Company since January 1992, and has been the General Manager of the Company's flat-rolled products business unit since January 1989. From July 1986 to January 1992, he was Divisional Vice President of the Company's flat-rolled products business unit. From March 1985 to June 1986, Mr. Evans was Divisional Vice President and manager of the Company's formerly-owned Ravenswood, West Virginia plant. From July 1982 to February 1985, he was General Manager for Die Formed Products.

     Robert W. Irelan. Mr. Irelan, age 56, has been Vice President -- Public Relations of the Company since February 1988. From June 1985 to February 1988, Mr. Irelan served as Divisional Vice President -- Corporate Public Relations of the Company, and from 1968 to June 1985, he served the Company and certain affiliated companies in a variety of positions. Mr. Irelan also has served as Vice President -- Public Relations of MAXXAM, MGI and Pacific Lumber since September 1990.

     Geoffrey W. Smith. Mr. Smith, age 47, has been a Vice President of the Company since January 1992, and has been Co-General Manager of the Company's alumina business unit since September 1991. From September 1990 to January 1992, Mr. Smith was Divisional Vice President of the Company's alumina business unit. From August 1988 to August 1990, Mr. Smith was Director of Business Development for the alumina business unit, and from 1982 to August 1988 was Operations/Technical Manager for the Gramercy refinery.

     Lawrence L. Watts. Mr. Watts, age 47, has been a Vice President of the Company since January 1992, and has been Co-General Manager of the Company's alumina business unit since September 1991. From June 1989 to January 1992, Mr. Watts was Divisional Vice President, Governmental Affairs and Human Resources for the alumina business unit, and from July 1988 to June 1989, he was Divisional Vice President, Public Relations and Governmental Relations for the same business unit. From September 1984 to July 1988, Mr. Watts was Manager, Human Resources for the alumina business unit.

     Robert J. Cruikshank. Mr. Cruikshank, age 63, was appointed as a director of the Company and KAC on January 26, 1994. In addition, he has been a director of MAXXAM since May 1993. Mr. Cruikshank was a Senior Partner in the international public accounting firm of Deloitte & Touche from December 1989 until his retirement in March 1993. Prior to its merger with Touche Ross & Co. in December 1989, Mr. Cruikshank served as Managing Partner of Deloitte Haskins & Sells from June 1974 until the merger, and served on such firm's board of directors from 1981 to 1985. Mr. Cruikshank also serves as a director of Houston Industries Incorporated, a public utility holding company with interests in electric utilities, cable television, coal and transportation businesses.

     Charles E. Hurwitz. Mr. Hurwitz, age 53, has served as a director of the Company since November 1988 and of KAC since October 1988. Mr. Hurwitz has also served as a member of the Board of Directors and the Executive Committee of MAXXAM since August 1978 and was elected as Chairman of the Board and Chief Executive Officer of MAXXAM in March 1980. Since May 1982, Mr. Hurwitz has been Chairman of the Board and Chief Executive Officer of MAXXAM Group. Since January 1, 1993, Mr. Hurwitz has also served MAXXAM and MGI as President. Mr. Hurwitz has also served as a director and Chairman of the Board of SHRP since July 1993. From May 1986 until February 1993, Mr. Hurwitz served as a director of Pacific Lumber, and from December 31, 1992 until February 1993, he served as Chairman of the Board of Pacific Lumber. Mr. Hurwitz has been, since January 1974, Chairman of the Board and Chief Executive

Officer of Federated Development Company ("Federated"), a New York business trust primarily engaged in the management of real estate investments.

     Ezra G. Levin. Mr. Levin, age 59, has been a director of the Company since November 1988. He has been a director of KAC since July 1991, and a director of MAXXAM since May 1978. Mr. Levin also served as a director of the Company from April 1988 to May 1990. Mr. Levin is a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel. He serves as a trustee of Federated and as a director of MGI, Pacific Lumber, Scotia Pacific and UMB Bank and Trust Company.

     Robert Marcus. Mr. Marcus, age 68, has been a director of the Company and KAC since September 1991. From 1987 to January 1992, Mr. Marcus was a partner in American Industrial Partners, a San Francisco and New York based firm specializing in private equity investments in industrial companies. From 1983 to 1991, Mr. Marcus was a director of Domtar Inc., a Canadian resource-based multi-business corporation. From 1982 to 1987, Mr. Marcus served as President and Chief Executive Officer of Alumax Inc., an integrated aluminum company.

     Paul D. Rusen. Mr. Rusen, age 58, has been a director of the Company since April 1986. Mr. Rusen has served as a director of KAC since July 1991. Mr. Rusen previously served as a director of KAC from May 1987 to May 1990. He is President of Employee Ownership, Inc., an investment banking firm, Chairman of Bliss/Salem Corporation, a rolling mill manufacturing company, former Chairman and Chief Executive Officer of Pittsburgh Forgings Company, a former director of Wheeling-Pittsburgh Steel Corporation and a former principal of Working Equity, Inc., an investment banking firm.

     In February 1992, Pittsburgh Forgings Company filed a voluntary corporate petition under Chapter 11, Title 11, of the United States Code in the United States Bankruptcy Court for the Western District of Pennsylvania. Mr. Rusen was the Chairman, President and Chief Executive Officer of Pittsburgh Forgings Company at such time.

     In October 1990, Amarlite filed a voluntary corporate petition under Chapter 11, Title 11, of the United States Code in the United States Bankruptcy Court for the Northern District of Georgia. In December 1991, Amarlite obtained approval of its reorganization plan, which was funded and substantially consummated on January 14, 1992. Mr. Haymaker was Chief Executive Officer and a director of Amarlite during such period.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

     The Board of Directors of the Company has several standing committees, including Executive, Audit and Compensation Committees.

     The Executive Committee, which currently consists of two members, meets on call and has authority to act on most matters during the intervals between meetings of the entire Board of Directors. Its current members are Messrs. Hurwitz (Chairman) and Haymaker.

     The Audit Committee presently consists of Messrs. Levin, Marcus (Chairman) and Rusen. The Audit Committee meets with appropriate Company financial and legal personnel, internal auditors and independent public accountants and reviews the internal controls of the Company and the objectivity of its financial reporting. This Committee recommends to the Board the appointment of the independent public accountants to serve as auditors in examining the corporate accounts of the Company. The independent public accountants periodically meet privately with the Audit Committee and have access to the Committee at any time.

     The Compensation Committee reviews and advises management, makes recommendations to the Board, and reviews and approves proposals regarding the establishment or change of benefit plans, salaries or compensation afforded the executive officers and other employees of the Company. Messrs. Levin (Chairman) and Marcus currently serve as members of this Committee.

     The Board of Directors of the Company does not have a standing nominating committee nor does it have any committee performing a similar function.

DIRECTOR COMPENSATION

     Directors who were not employees of the Company received a retainer of $30,000 for the 1992 calendar year. During 1992, directors of the Company who were also directors of MAXXAM did not receive any additional director or committee fees for serving as a director of the Company. Directors could also be paid additional ad hoc fees for extraordinary services. Mr. Marcus was paid an additional fee of $10,000 for extraordinary services performed in 1992. Directors were reimbursed for travel and other disbursements relating to Board and Committee meetings. Fees to directors who were also employees of the Company were deemed to be included in their salary. Directors of the Company were also directors of KAC and received the foregoing compensation for acting in both capacities. In addition to the compensation payable as a director for 1992, the Chairman of each of the Executive, Audit and Compensation Committees was paid a fee of $1,500 per committee meeting held on a date other than a Board of Directors meeting date. Other members of such Committees received no additional compensation for attending such Committee meetings.

     In November 1988, MGI entered into a one-year consulting agreement with one of the Company's former directors, John B. Connally, under which Mr. Connally received $250,000. The agreement was subsequently renewed each year on the same terms and was effective until June 1993.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following tables contain information with respect to persons known to the Company to be the beneficial owners of more than 5% of the Common Stock, the 1985 Series A Stock and the 1985 Series B Stock as of December 31, 1993. For the purposes of these disclosures and the disclosure of ownership of shares by officers and directors below, shares are considered to be "beneficially" owned if the person has or shares the power to vote or direct the voting for the securities, the power to dispose of or direct the disposition of the securities, or the right to acquire beneficial ownership within 60 days.

  Ownership of Certain Beneficial Owners Common Stock

                      NAME AND ADDRESS OF                     AMOUNT AND NATURE OF    PERCENT OF
                       BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP     CLASS(1)
    -------------------------------------------------------   --------------------    ----------
    Kaiser Aluminum Corporation                                 46,171,365 shares         100%
      5847 San Felipe, Suite 2600
      Houston, Texas 77057

  Ownership of Certain Beneficial Owners Cumulative (1985 Series A) Preference Stock

                      NAME AND ADDRESS OF                     AMOUNT AND NATURE OF    PERCENT OF
                       BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP     CLASS(1)
    -------------------------------------------------------   --------------------    ----------
    Kaiser Aluminum USWA                                           869,693 shares        93.9%
      Employee Stock Ownership Plan(2)
      c/o Mellon Bank, N.A.
      Pittsburgh, Pennsylvania

  Ownership of Certain Beneficial Owners Cumulative (1985 Series B) Preference Stock

                      NAME AND ADDRESS OF                     AMOUNT AND NATURE OF    PERCENT OF
                       BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP     CLASS(1)
    -------------------------------------------------------   --------------------    ----------
    Kaiser Aluminum Salaried                                        87,006 shares        56.0%
      Employee Stock Ownership Plan(2)
      c/o Mellon Bank, N.A.
      Pittsburgh, Pennsylvania

- ---------------
(1) The "Percent of Class" is computed using the shares outstanding on December 31, 1993.

(2) Individual participants in the Plan may direct the Plan's Trustee how to vote their shares; undirected shares are voted by the Trustee in the same proportion as shares voted upon participant direction.

  Ownership of Management Cumulative (1985 Series B) Preference Stock


                      NAME AND ADDRESS OF                     AMOUNT AND NATURE OF    PERCENT OF
                       BENEFICIAL OWNER                       BENEFICIAL OWNERSHIP     CLASS(1)
    -------------------------------------------------------   --------------------    ----------
    All directors and officers of the Company                     157.1135 shares           *


- ---------------
 *  Less than 1%

(1) The "Percent of Class" is computed using the shares outstanding on April 21, 1993.

  Ownership of KAC Parent

     MAXXAM owns approximately 67% of the Common Stock of KAC. The following table sets forth, as of December 31, 1993, the beneficial ownership of the Common Stock and Class A $.05 Non-Cumulative Participating Convertible Preferred Stock ("Class A Preferred Stock") of MAXXAM by the directors and nominees for director of the Company, and by the Company's directors and officers as a group:

                                                                                       PERCENT
                                                                                       OF
                                                                            PERCENT    COMBINED
                                            AMOUNT AND NATURE OF             OF        VOTING
         BENEFICIAL OWNER                 BENEFICIAL OWNERSHIP(1)           CLASS      POWER(2)
- ----------------------------------   ----------------------------------     -----      -----
Charles E. Hurwitz................   Common Stock -- 2,746,642(3)(4)        31.2%
                                     Class A Preferred Stock --                        59.9%
                                     (3)(4)                                 97.0%
Ezra G. Levin.....................   Common Stock -- 1,000(3)(5)              *          *
All directors and officers of KAC
  as a group (18).................   Common Stock -- 2,771,792              31.6%
                                     Class A Preferred Stock --
                                     657,917                                96.6%      60.0%

- ---------------
 *  Less than 1%.

(1) Except as may otherwise be indicated, beneficial owners have sole voting and investment power with respect to the shares listed in the table.

(2) MAXXAM's Class A Preferred Stock is generally entitled to ten votes per share on matters presented to a vote of that company's stockholders.

(3) Messrs. Hurwitz and Levin serve as trustees of Federated, and Mr. Hurwitz, together with members of his immediate family and trusts for the benefit thereof, owns all of the shares of beneficial interest in Federated. In addition, Federated, Messrs. Hurwitz and Levin, and Mr. James H. Paulin, Jr., Secretary and Treasurer of Federated, are a "group" (the "Stockholder Group") within the meaning of Section 13(d) of the Exchange Act. As of December 31, 1993, in the aggregate, the Stockholder Group beneficially owned 2,762,994 shares of MAXXAM's Common Stock and 658,050 shares of MAXXAM's Class A Preferred Stock, aggregating approximately 59.9% of the total voting power of MAXXAM. By reason of the foregoing and their relationship with the members of the Stockholder Group, Messrs. Hurwitz and Levin may be deemed to possess shared voting and investment power with respect to the shares held by the Stockholder Group.

(4) Includes as of December 31, 1993 (a) 1,669,451 shares of MAXXAM's Common Stock and 656,853 shares of MAXXAM's Class A Preferred Stock, respectively, owned by Federated as to which Mr. Hurwitz possesses voting and investment power, (b) 1,526 shares of MAXXAM's Common Stock is owned by Mr. Hurwitz's spouse as separate property, (c) 46,500 shares of MAXXAM's Common Stock owned by a limited partnership controlled by Mr. Hurwitz and his spouse, 23,250 of which shares were separately owned by Mr. Hurwitz's spouse prior to their transfer to such limited partnership and as to which Mr. Hurwitz disclaims beneficial ownership, (d) 158,564 shares of MAXXAM's Common Stock owned by 1992 Hurwitz Investment Partnership, L.P., of which 79,282 shares are owned by Mr. Hurwitz's spouse as separate property, and (e) 71,175 shares of MAXXAM's Common Stock which could be acquired upon exchange of 7% Cumulative Exchangeable Preferred Stock of MCOP owned by Federated. Does not include shares owned by other members of the Stockholder Group.

(5) Does not include shares owned by other members of the Stockholder Group.

     At December 31, 1993, 28,000,000 shares of KAC's Common Stock owned by MAXXAM were pledged as security for two MGI debt issues consisting of $100.0 million aggregate principal amount of 11 1/4% Senior Secured Notes due 2003 and $126.7 million aggregate principal amount of 12 1/4% Senior Discount Notes due 2003.

EXECUTIVE COMPENSATION

  The Kaiser 1993 Omnibus Stock Incentive Plan

     On April 2, 1993, the Compensation Committee recommended to the Board of Directors the adoption of the Kaiser 1993 Omnibus Stock Incentive Plan (the "Plan"). On April 6, 1993, the Board of Directors adopted the Plan, subject to approval by the stockholders of the Company and KAC. The stockholders of both the Company and KAC approved the Plan at their 1993 Annual Meetings.

     The Company and KAC currently have identical Boards of Directors and identical Compensation Committee memberships. Accordingly, their respective Compensation Committees are referred to jointly in this section as the "Committee." The Plan is the Company's first stock-based incentive plan since the Company's 1979 Stock Option Plan, which expired on December 31, 1988. The Plan is jointly sponsored by the Company and KAC.

     The description of the Plan herein is qualified in its entirety by the provisions of the Plan, a copy of which has been filed with the Commission.

  Long-Term Incentive Compensation Background

     Effective as of January 1, 1989, the Company and KAC adopted an unfunded long-term incentive plan (as amended, the "LTIP"). Effective as of January 1, 1990, the Company adopted an unfunded middle management long-term incentive plan (the "Mid-Management Plan"). No employee participates in both plans. Both plans are linked to certain measurements of corporate net income.

     During 1992, the senior managements of the Company and KAC and the Committee determined that the continued utilization of the LTIP and Mid-Management Plan might not be in the best interest of the corporations. They observed that virtually all benefits under the LTIP had been earned and that the Mid-Management Plan was being viewed as an annual, rather than longer term, incentive. Moreover, they observed that KAC's stock had become publicly traded since those plans were adopted. For these and other reasons the Committee determined that it would be appropriate to design a new stock-based long-term incentive plan.

  Compensation Committee Initiation of the Plan and Initial Grants

     At its meeting held on December 2, 1992, the Committee directed the preparation of a flexible but stock-based incentive plan for joint sponsorship by the Company and KAC. The Committee determined not to make year-end 1992 grants to participants under either the LTIP or the Mid-Management Plan and indicated that, although such plans were not being terminated, they expected to make future long-term incentive grants to certain employees under a stock-based plan.

     In addition, the Committee determined to provide a one-time opportunity for participants in the LTIP to elect to receive payment of their LTIP account balances, as of December 31, 1992, as follows:

          (i) Amounts earned and vested would be paid half in cash and half in restricted shares of common stock of KAC. Ninety-five percent of the earned and vested amounts would be paid on or prior to December 31, 1992, with the remainder to be paid on or about April 10, 1993. The portion payable in restricted shares of common stock of KAC would be divided by the average closing price for the stock for December 1992 through the latest practical date to determine the number of shares granted. As implemented, the average December price of $8.539 per share (through December 28, 1992) was utilized. The portion payable in cash would be reduced by 1992 bonuses paid to recipients and by appropriate tax withholdings.

          (ii) Amounts earned and unvested as of December 31, 1992 under the LTIP would be paid in options or shares of restricted stock under the Plan following its implementation. Restrictions would be removed or options would vest at the rate of 25% each December for four (4) years.

          (iii) Amounts unearned and unvested as of December 31, 1992 under the LTIP would be paid in options or shares of restricted stock under the Plan following its implementation. Restrictions would be removed or options would vest as to 50% thereof in each of December 1995 and December 1996.

     The payments made in accordance with item (i) above were separate and apart from the Plan and are reflected in column (h) of the Summary Compensation Table. The grants made in accordance with items (ii) and (iii) above are referred to in the Plan as the Initial Grants and are reflected in column (f) of the Summary Compensation Table.

     Six participants in the LTIP, constituting all of the participants in the LTIP then employed by the Company other than Messrs. John M. Seidl (former Chairman of the Board of Directors and Chief Executive Officer of the Company until December 31, 1992) and Hutchcraft (former Chairman of the Board of Directors and Chief Executive Officers of the Company until December 31, 1993), timely made elections to receive the December 1992 restricted stock and cash distribution and the Initial Grants under the Plan in lieu of the LTIP benefits attributable to their accounts at year end 1992. As a result of their elections, Messrs. La Duc and Bonn each received as to their 95% payment described in item
(i) above, 13,145 shares of restricted common stock of KAC. Mr. La Duc received cash in the amount of $13,159, and Mr. Bonn's cash account was a negative $1,489 which he paid to KAC. The remaining in lieu distributions were made to these individuals on or about April 10, 1993 and amounted to $1,384 and 772 shares to Mr. La Duc and $690 and 772 shares to Mr. Bonn. The Initial Grants relating to items (ii) and (iii) above are an integral part of the Plan. The information shown below in the New Plan Benefits Table, except with respect to Mr. Haymaker, represents the Initial Grants. An aggregate of 764,096 shares of KAC restricted common stock were awarded as the Initial Grants, including 167,346 shares each to Messrs. La Duc and Bonn.

  New Plan Benefits Table

     The following table sets out the determinable number of shares of KAC Common Stock that were issued or allocated during 1993 to each of the named executive officers and the following groups under the Plan:

                                                                    1993 KAISER OMNIBUS STOCK
                                                                          INCENTIVE PLAN
                                                                    --------------------------
                                                                    DOLLAR VALUE      NUMBER
                          NAME AND POSITION                            ($)(1)        OF SHARES
    --------------------------------------------------------------  ------------     ---------
    John M. Seidl,
      former Chairman of the Board and Chief Executive Officer....   $       -0-          -0-
    A. Stephens Hutchcraft, Jr.,
      former Chairman of the Board, Chief Executive Officer and
      President...................................................           -0-          -0-
    George T. Haymaker, Jr.,
      Chairman of the Board and Chief Executive Officer...........       712,500      100,000
    Anthony R. Pierno,
      Vice President and General Counsel..........................           -0-          -0-
    John T. La Duc,
      Vice President and Chief Financial Officer..................     1,428,967      167,346
    Joseph A. Bonn,
      Vice President, Planning and Administration.................     1,428,967      167,346
    Executive Group...............................................     6,127,333      749,195
    Non-Executive Director Group..................................           -0-          -0-
    Non-Executive Officer Employee Group..........................     5,345,957      699,201

- ---------------
(1) Valuation based on the average price per share during the month such awards were granted.

  General Provisions

     The Plan is administered by the Committee. It is the intention of the Board of Directors that the Plan be formulated, adopted and administered in a manner which allows for transactions under it to be exempt employee benefit transactions under Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, no person shall serve on the Committee who has received any grant or award under the Plan within one year prior to his or her appointment nor shall any person receive a grant or award under the Plan while a member of the Committee. The Committee may select participants for awards, in addition to the Initial Grants under the Plan, from among those employees of the Company recommended by the Chief Executive Officer of the Company who are, in the opinion of the Committee, key employees in a position to contribute materially to the Company's continued growth and development and to its long-term success. It is expected that approximately 80 employees will participate in the Plan within the first two (2) years of its duration, but such participation has not been determined and is subject to the discretion of the Committee.

     The Committee will have discretion to make awards under the Plan. In making awards, the Committee has flexibility in choosing from a variety of stock-based incentive alternatives. The Plan allows for the grant of incentive stock options ("ISOs"), nonstatutory stock options, stock appreciation rights ("SARs"), performance units, performance shares, restricted stock and unrestricted stock; however, it is not contemplated that any participant will receive awards from all categories available under the Plan. Up to 2,500,000 shares of Common Stock of KAC (hereafter "KAC Common Stock") are reserved for awards or for payment of rights granted under the Plan (subject to adjustment in the event of certain changes in the capitalization of KAC). Of that amount, the Initial Grants comprise 764,096 shares. Payments under the Plan for other than direct awards of stock may be made in cash, in stock or partly in each, at the discretion of the Committee. If any award terminates or lapses prior to the expiration or earlier termination of the Plan, the shares of KAC Common Stock subject to the award will be available again for award under the Plan (except in the case of a stock option as to which a related SAR has been exercised).

     The Plan became effective as of December 1992 upon stockholder approval and will expire on December 31, 2002. Awards made under the Plan prior to its termination shall remain in effect until they shall have been exercised, satisfied or terminated as set forth in the Plan. The Board of Directors may suspend or terminate the Plan at any time prior to its expiration. Any amendment increasing the aggregate number of shares of stock which may be issued pursuant to ISOs or making certain other material changes shall require stockholder approval. However, no plan amendment may adversely impact a previously granted award made under the Plan without consent of the grantee.

     Awards under the Plan (other than direct grants of stock or stock obtained as payment through exercise of a Plan award) may not be transferred except by will or the laws of descent and distribution. Stock obtained under the Plan may be subject to restrictions and recipients will be subject to reporting and disposition restrictions under Section 16 of the Exchange Act and related insider trading laws.

  Stock Options

     The Committee may grant options to purchase shares of KAC Common Stock. Such options may be nonstatutory or nonqualified stock options and ISOs pursuant to Section 422 of the Internal Revenue Code of 1986, as amended (the "Code").

     The option price for any option may not be less than the par value of KAC Common Stock and ISOs granted under the Plan may not utilize an exercise price which is less than the fair market value of KAC Common Stock on the date of the grant. The option price may be paid in cash, in previously acquired KAC Common Stock held for at least six (6) months and with a fair market value on the date of exercise equal to the option price, or by a combination of cash and KAC Common Stock. The Committee may also approve other forms of payment. Options may not be exercised sooner than one year or more than ten years from the date of grant.

  Stock Appreciation Rights

     The Committee may grant stock appreciation rights in conjunction with, or apart from, stock options. An SAR entitles the grantee to receive a payment from KAC equal to the excess of the fair market value of a share of KAC Common Stock at the date of exercise over a specified price fixed by the Committee. The Committee may establish a maximum appreciation value when granting SARs. Payment for SARs may be made in cash, KAC Common Stock, or a combination of both, at the discretion of the Committee. SARs may not be exercised sooner than one year or more than ten years from the date of grant.

  Restricted Stock

     The Committee may grant shares of restricted KAC Common Stock under the Plan. The Committee may make the grant of restricted stock subject to various conditions including the participant remaining employed by the Company for a number of years. Participants holding shares of restricted stock may exercise full voting rights with respect to those shares but shall not be entitled to receive dividends and other distributions paid, if any, with respect to those shares during the period of restriction. A holder of restricted stock may not sell or otherwise transfer the KAC Common Stock until the restrictions have lapsed or have been removed.

  Performance Units and Performance Shares

     The Committee may grant performance units and performance shares under the Plan. In such event, the Committee will establish a performance period over which corporate, business unit, or individual performance goals set by the Committee will be measured. At the end of the performance period, the performance units or performance shares will be paid out at their initial established values, increased or decreased, as the case may be, based upon performance above or below target levels. Payment may be made in cash, KAC Common Stock or a combination thereof as determined by the Committee. Payment may be made in a lump sum or in installments at the Committee's discretion. In the event payment is deferred, interest or dividend equivalents may be paid to participants.

  Unrestricted Stock

     Unrestricted shares of KAC Common Stock also may be awarded under the Plan as well as upon the exercise of stock options, in connection with distributions due on the exercise of stock appreciation rights or as payment on performance units or performance shares.

  Rights to Grants Upon Termination of Employment

     In the event a participant's employment is terminated by reason of death, disability, or retirement, vested options or other vested rights under the Plan may be exercised within twelve months of termination (three years in the event of retirement), or the remaining term of the option or right, whichever is shorter. If employment is terminated for any other reason, options or rights may be exercised for three months, or the remaining term of the option or right, whichever is shorter, except that participants who are terminated for cause immediately forfeit all exercise rights. In the event a participant dies, becomes disabled or retires after having reached normal retirement age for pension purposes, a portion of such person's granted shares of restricted stock will become free of restrictions, and a portion of such person's granted stock options, SARs, performance units or performance shares shall vest. Such portion shall be equal to the number of shares subject to such grants multiplied by the number of full months elapsed between the date of grant and the date of death, disability or retirement, divided by the number of full months of the period for which such grants were to have been restricted or to have remained unvested. The remaining portion of such grants shall be forfeited. In the event of retirement before normal retirement age, all such grants shall continue to be subject to their respective conditions, vesting schedules and restrictions, including any requiring continued employment. In the event a participant's employment is terminated involuntarily, other than for cause, the Committee may, in its discretion, waive any applicable forfeiture, vesting requirements or restrictions as it deems appropriate.

  Summary Compensation Table

     The following table sets forth compensation information, cash and non-cash, for each of the Company's last three completed fiscal years with respect to the Chief Executive Officer and the four most highly compensated executive officers of the Company (collectively referred to as the "named executive officers") for the fiscal year ended December 31, 1992:


                                                                                LONG-TERM COMPENSATION
                                                                      ------------------------------------------
                                      ANNUAL COMPENSATION                       AWARDS                 PAYOUTS
                             --------------------------------------   ---------------------------     ----------
        (A)            (B)      (C)         (D)            (E)          (F)               (G)           (H)             (I)
                                                          OTHER      RESTRICTED
                                                          ANNUAL       STOCK            OPTIONS/        LTIP         ALL OTHER
      NAME AND                SALARY       BONUS       COMPENSATION   AWARD(S)            SARS        PAYOUTS       COMPENSATION
 PRINCIPAL POSITION   YEAR      ($)         ($)         ($)(1)(2)       ($)               (#)           ($)            ($)(1)
- --------------------  -----  ---------    --------     ------------  ----------         --------     ----------     ------------
John M. Seidl,        1992   $533,077(3)  $ 99,000       $    -0-    $     -0-              -0-      $1,653,385       $ 35,822(4)(5)
 former Chairman and  1991     450,000      90,000
   Chief                                                       --          -0-              -0-       4,877,648(6)          --
 Executive Officer    1990     450,000      90,000             --          -0-              -0-             -0-             --
A. Stephens           1992     400,000         -0-
 Hutchcraft, Jr.,                                             -0-          -0-              -0-       1,376,874         11,423(5)
 former President     1991     365,000      73,000
   and Chief                                                   --          -0-              -0-       3,832,437(6)          --
 Operating Officer    1990     365,000     133,000             --          -0-              -0-             -0-             --
Anthony R. Pierno,    1992     302,275     265,000(8)         -0-          -0-              -0-             -0-         50,123(9)
 Vice President and   1991          --          --             --           --               --              --             --
 General Counsel(7)   1990          --          --             --           --               --              --             --
John T. La Duc,       1992     225,000      45,000            -0-    1,428,967 (10)(11)  10,000(12)     192,698(13)      8,469(4)(5)
 Vice President and   1991     195,000      53,500             --          -0-              -0-       1,000,000(6)          --
 Chief Financial      1990     186,250      38,000
   Officer                                                     --          -0-              -0-             -0-             --
Joseph A. Bonn,       1992     210,000      42,000            -0-    1,428,967 (10)(11)     -0-         195,697(13)     96,248(4)(5)
 Vice President,      1991     197,500      47,000
   Planning                                                    --          -0-              -0-       1,000,000(6)          --
 and Administration   1990     185,000      37,000             --          -0-              -0-             -0-             --

- ---------------
 (1) Pursuant to the transition rules effective October 21, 1992, these amounts are excluded for the Company's 1991 and 1990 fiscal years.

 (2) Excludes perquisites and other personal benefits because the aggregate amount of such compensation is the lesser of either $50,000 or 10% of the total of annual salary and bonus reported for the named executive officer.

 (3) Includes payment of $38,077 representing accrued vacation not taken upon his resignation on December 31, 1992 in addition to his base salary of $495,000.

 (4) Includes moving related items of $30,111, $3,969 and $76,684 for Messrs. Seidl, La Duc and Bonn, respectively.

 (5) Includes $5,711, $8,000, $4,500 and $4,200 under the Kaiser Savings Plan (as defined below) to Messrs. Seidl, Hutchcraft, La Duc and Bonn, respectively. Also includes $3,423 credited to Mr. Hutchcraft under the Kaiser Supplemental Benefits Plan described below. Includes $15,364 loan forgiveness granted to Mr. Bonn in March 1992.

 (6) Pursuant to 1991 amendments, LTIP participants were permitted to elect an accelerated payment option pursuant to which they could receive in December 1991 and April 1992 amounts approximating 95% and 5%, respectively, of the vested portion of their LTIP account balances (excluding bonuses previously paid), subject to certain maximum dollar limitations. Without such accelerated payment option and subject to certain reductions and limitations, participants were generally entitled to receive the vested portion of their LTIP account balances on the earlier to occur of (a) termination of their employment, (b) termination of the LTIP if prior to December 31, 1993, or (c) April 10, 1994.

 (7) Mr. Pierno receives his compensation from MAXXAM; however the Company reimburses MAXXAM for certain allocable costs associated with the performance of services for the Company by such executive officer. The table reflects such officer's total compensation rather than an allocated part of such compensation. Mr. Pierno's compensation for 1991 and 1990 is not included since he was not an executive officer of the Company at any time during such years.

 (8) Pursuant to Mr. Pierno's employment agreement, his personal loans from MAXXAM outstanding on the date of such agreement are forgiven at the rate of $15,000 per year. This amount is included as part of his bonus compensation. See "Certain Transactions" for a discussion of such personal loans.

 (9) Represent matching contributions by MAXXAM under the MAXXAM 401-K savings plan of $4,782, and $45,341 accrued in respect of MAXXAM's revised capital accumulation plan pursuant to which, in general, benefits vesting 10% annually are payable upon termination of employment with MAXXAM.

(10) Represents restricted stock granted under the Plan effective December 1992. The Plan was approved by the stockholders of the Company and KACC in May and June 1993, respectively. See "-- New Plan Benefits Table."

(11) At the end of fiscal year 1992, Messrs. Bonn and La Duc each owned 13,145 shares of restricted common stock of the Company valued at approximately $112,245.

(12) Represents SARs Mr. La Duc received from MAXXAM with respect to MAXXAM's common stock.

(13) See, "-- The Kaiser 1993 Omnibus Stock Incentive Plan" regarding the election by LTIP participants to receive payment of their LTIP account balances. Without such election opportunity and subject to certain reductions and limitations, participants were generally entitled to receive the vested portion of their LTIP account balances on the earlier to occur of (a) termination of their employment, (b) termination of the LTIP if prior to December 31, 1996, or (c) April 10, 1997. Pursuant to such election, these amounts were paid half in cash and half in restricted shares of Common Stock of the Company.

  Option/SAR Grants Table

     The following table sets forth certain information concerning options to purchase Common Stock granted in fiscal year 1992 to any of the named executive officers:


                                                                                     POTENTIAL REALIZABLE
                                                                                       VALUE AT ASSUMED
                                                                                     ANNUAL RATES OF STOCK
                                                                                      PRICE APPRECIATION
                                INDIVIDUAL GRANTS                                       FOR OPTION TERM
- ---------------------------------------------------------------------------------    ---------------------
           (A)                (B)           (C)             (D)           (E)           (F)         (G)
                                         % OF TOTAL
                                          OPTIONS/
                            OPTIONS/        SARS
                              SARS       GRANTED TO     EXERCISE OR
                             GRANTS      EMPLOYEES      BASE PRICE     EXPIRATION       5%          10%
           NAME               (#)         IN 1992        ($/SHARE)        DATE          ($)         ($)
- --------------------------  --------    ------------    -----------    ----------    ---------   ---------
John T. La Duc............   10,000         12.5%         $ 28.00        12/02/02    $ 176,090   $ 446,248

     The SARs set forth in the above table were granted on December 2, 1992 to Mr. La Duc under MAXXAM's 1984 Phantom Share Plan. The SARs are exercisable for cash only and vest with respect to 20% on the anniversary date of the grant and an additional 20% on each anniversary date thereafter until fully vested.

  Option/SAR Exercises and Fiscal Year End Value Table

     The table below provides information on an aggregated basis concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the fiscal year ended December 31, 1992 by each of the named executive officers, of which there was only one, and the 1992 fiscal year-end value of unexercised options and SARs.

             (A)                    (B)         (C)                  (D)                           (E)
                                                                                        VALUE OF UNEXERCISED IN-
                                                            NUMBER OF UNEXERCISED       THE-MONEY OPTIONS/SARS AT
                                  SHARES                  OPTIONS/SARS AT YEAR END           FISCAL YEAR-END
                                ACQUIRED ON    VALUE                 (#)                           ($)
                                 EXERCISE     REALIZED   ---------------------------   ---------------------------
             NAME                 (#)(1)        ($)      EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ------------------------------  -----------   --------   -----------   -------------   -----------   -------------
John T. La Duc................         --           --          --         10,000            -0-            -0-
Anthony R. Pierno.............         --           --      14,000         19,000            -0-            -0-

- ---------------
(1) If no shares received, the number of securities with respect to which options/SARs were exercised is reflected.

  Pension Plan Table

     The Company maintains a qualified, defined-benefit Retirement Plan (the "Kaiser Retirement Plan") for salaried employees of the Company and co-sponsoring subsidiaries who meet certain eligibility requirements.

                                                        YEARS OF SERVICE
              ANNUAL              -------------------------------------------------------------
           REMUNERATION              15           20           25           30           35
         ---------------          ---------    ---------    ---------    ---------    ---------
    $125,000..................    $  28,125    $  37,500    $  46,875    $  56,250    $  65,625
     150,000..................       33,750       45,000       56,250       67,500       78,750
     175,000..................       39,375       52,500       65,625       78,750       91,875
     200,000..................       45,000       60,000       75,000       90,000      105,000
     225,000..................       50,625       67,500       84,375      101,250      118,125
     250,000..................       56,250       75,000       93,750      112,500      131,250
     300,000..................       67,500       90,000      112,500      135,000      157,500
     400,000..................       90,000      120,000      150,000      180,000      210,000
     450,000..................      101,250      135,000      168,750      202,500      236,250
     500,000..................      112,500      150,000      187,500      225,000      262,500
     600,000..................      135,000      180,000      225,000      270,000      315,000
     720,000..................      162,000      216,000      270,000      324,000      378,000

     The foregoing table shows estimated annual retirement benefits payable under the terms of the Kaiser Retirement Plan to participants with the indicated years of credited service without reduction for the limitations imposed by the Internal Revenue Code on qualified plans and before adjustment for the Social Security offset. The Company has adopted a Supplemental Benefits Plan under which certain participants in the Kaiser Retirement Plan will receive the benefits described in the summary of the Supplemental Benefits Plan set forth below. The estimated annual retirement benefits shown are based upon the assumptions that current Kaiser Retirement Plan provisions remain in effect, that the participant retires at age 65, and that the retiree receives payments based on a straight life annuity for his lifetime.

     Messrs. Seidl, Hutchcraft, La Duc and Bonn had 3.9, 36.8, 23.3 and 25.5 years of credited service, respectively, on December 31, 1992. Monthly retirement benefits, except for certain minimum benefits, are determined by multiplying years of credited service (not in excess of 40) by the difference between 1.50% of average monthly compensation for the highest base period (of 36, 48 or 60 consecutive months, depending upon compensation level) in the last 10 years of employment and 1.25% of monthly primary Social Security benefits.

     The compensation covered by the Kaiser Retirement Plan includes base salary and bonus payments. No named executive officer had compensation covered by the Kaiser Retirement Plan which differed by more than 10% from that set forth in the Summary Compensation Table (column (c) plus column (d) thereof).

     Participants are entitled to retire and receive pension benefits, unreduced for age, upon reaching age 62 or after 30 years of credited service. Full early pension benefits (without adjustment for Social Security offset prior to age 62) are payable to participants who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total 70) and who have been terminated by the Company or an affiliate for reasons of job elimination or partial disability. Participants electing to retire prior to age 62 who are at least 55 years of age and have completed 10 or more years of pension service (or whose age and years of pension service total at least 70) may receive pension benefits, unreduced for age, payable at age 62 or reduced benefits payable earlier. Participants who terminate their employment after five years or more of pension service, or after age 55 but prior to age 62, are entitled to pension benefits, unreduced for age, commencing at age 62 or actuarially reduced benefits payable earlier. For participants with five or more years of pension service or who have reached age 55 and who die, the Kaiser Retirement Plan provides a pension to their eligible surviving spouses. Upon retirement, participants may elect among several payment alternatives including, for most types of retirement, a lump-sum payment.

     Kaiser Supplemental Benefits Plan

     The Company maintains an unfunded, non-qualified Supplemental Benefits Plan (the "Kaiser Supplemental Benefits Plan"), the purpose of which is to restore benefits which would otherwise be paid from the Kaiser Retirement Plan or the Supplemental Savings and Retirement Plan, a qualified Section 401(k) plan (the "Kaiser Savings Plan"), were it not for the limitations imposed by the Internal Revenue Code. Participation in the Kaiser Supplemental Benefits Plan includes all employees of the Company and its subsidiaries whose benefits under the Kaiser Retirement Plan and Kaiser Savings Plan are likely to exceed the maximum dollar limitations imposed by the Internal Revenue Code. Eligible participants are entitled to receive the equivalent of the Kaiser Retirement Plan and Kaiser Savings Plan benefits which they may be prevented from receiving under those plans because of Internal Revenue Code limitations.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

     Until his resignation on December 31, 1992, Mr. Seidl held the positions of Chairman and Chief Executive Officer of the Company and KAC. He was employed pursuant to an employment agreement which commenced February 1, 1989 and provided for an annual salary of $450,000, or such higher rate as might be mutually agreed to by Mr. Seidl, the Company and KAC. Mr. Seidl was eligible to participate in the employee benefit plans and fringe benefit programs maintained by the Company and KAC as from time to time in effect applicable to senior executives of the Company and KAC; provided that Mr. Seidl was eligible to participate in any bonus program maintained by the Company or KAC only to the extent participants in the LTIP were also eligible for such bonus program participation. In general, Mr. Seidl was entitled to participate in the LTIP in accordance with the terms of the LTIP. In light of his resignation, Mr. Seidl and the Company entered into an agreement on December 23, 1992, pursuant to which, Mr. Seidl received $1,000,000 on or before December 31, 1992 (the "December Payment") in payment of benefits otherwise due him on or before April 10, 1993. In consideration thereof, Mr. Seidl agreed that the payment of benefits otherwise due him on or before April 10, 1993 would be reduced by $1,000,000 plus an amount equal to interest on $1,000,000 from the date of the December Payment to April 10, 1993 at the greater of (i) 6.125% or (ii) the rate of interest applicable on April 1, 1992 to borrowings under the Credit Agreement (as defined below under "Certain Transactions").

     In June 1990, Mr. Seidl also entered into an agreement with MAXXAM related to his move to Houston, Texas, which was amended as of February 1991 and May 1991, and subsequently assigned to the Company. The agreement provided for reimbursement to Mr. Seidl for certain expenses incurred in connection with such move. This reimbursement amount for 1992 is reflected in the Summary Compensation Table.

     Mr. Hutchcraft retired from the Company effective December 31, 1993. Mr. Hutchcraft's prior employment agreement provided for a 1993 base salary of $450,000 and for termination of his participation in the LTIP as of December 31, 1992, with payment of his estimated account balance thereunder as of December 31, 1992, with any adjustment from estimated to actual balance determined after preparation of audited financial statements for 1992, to be made on or about April 10, 1993. Pursuant to this agreement, Mr. Hutchcraft was paid $1,358,000 on December 31, 1992 and $18,874 on April 8, 1993, on account of his LTIP account balance. In light of other compensation provisions in his agreement, Mr. Hutchcraft received no bonus in 1992. Prior to the time of his election as Chairman of the Board and Chief Executive Officer of the Company, Mr. Hutchcraft served as Chief Operating Officer in addition to President of the Company and his compensation was established pursuant to the base salary program and bonus plan for executives and managers of the Company generally and based on those same performance factors. The compensation set forth in Mr. Hutchcraft's agreement was also established in recognition of his previous compensation history, in anticipation of his additional responsibilities as Chairman of the Board, and his personal leadership qualities and industry expertise widely recognized in the Company and in the aluminum industry and also as an incentive to Mr. Hutchcraft to continue in the employ of the Company.

     On April 1, 1993 the Company and KAC entered into an employment agreement with Mr. George T. Haymaker, Jr. pursuant to which Mr. Haymaker joined the Company and KAC in May 1993 as President and Chief Operating Officer. Mr. Haymaker's agreement has a term of five (5) years. Pursuant to the agreement, Mr. Haymaker was named Chairman of the Board of Directors and Chief Executive Officer of the Company and KAC upon Mr. Hutchcraft's retirement on December 31, 1993. Mr. Haymaker's employment agreement provides for a base salary of $450,000 per annum commencing upon his joining the Company and KAC, and a bonus target of 50% of his salary beginning fiscal year 1994. The agreement further provides that Mr. Haymaker will not be paid a bonus for calendar year 1993. Any bonus actually awarded for 1994 or thereafter could be less or greater than the target level, depending upon corporate performance as compared to corporate plan objectives usually established in January of each year, as well as individual performance. Under the agreement, Mr. Haymaker received an initial award under the Plan of options to purchase up to 100,000 shares of KAC Common Stock at its fair market value on the date of the award. Such options are to vest 20% per year for a period of five (5) years. See "-- New Plan Benefits Table" above.

     In the event of a change of control of the Company or KAC which within one year thereafter adversely affects Mr. Haymaker's title, position, duties, responsibilities or compensation, Mr. Haymaker's employment agreement provides that he may elect to be deemed terminated without cause, and therefore, entitled to a severance payment equal to two times his base annual salary. Additionally, in the event of such termination, Mr. Haymaker's options for 100,000 shares of KAC Common Stock shall fully vest.

     Mr. Pierno and MAXXAM entered into a five-year employment agreement effective as of March 8, 1990. Pursuant to the terms of the agreement, Mr. Pierno was entitled during the first six months of 1993 to a base salary of $321,232 per year, which amount is increased each July by an amount not less than the increase in the Consumer Price Index for that year. The agreement provided for a bonus for the year 1992 in an amount not less than 75% and not more than 125% of Mr. Pierno's then base salary. Although the agreement specifies no bonus percentage for the years 1993 and 1994, in the agreement MAXXAM expresses an intent to pay a bonus in the same percentage range. The agreement also entitles Mr. Pierno to participate in employee benefit plans and programs applicable to senior executives of MAXXAM.

     Mr. La Duc held the positions of Vice President and Chief Financial Officer of KAC and the Company and Senior Vice President and Chief Financial Officer of MAXXAM pursuant to an employment agreement among MAXXAM, the Company and Mr. La Duc, which commenced September 26, 1990, and expired December 31, 1993. The employment agreement provides for a base salary of $225,000 with any increases at the discretion of the Company and MAXXAM. Currently, Mr. La Duc continues in his employment in such positions with MAXXAM, KAC and the Company. Subject to limitations pursuant to the LTIP, an annual bonus may be paid under the terms of KACC's bonus plan. Mr. La Duc is eligible to participate in the employee benefit plans and programs maintained by the Company, as from time to time in effect, applicable to senior executives of the Company, including, but not limited to, the LTIP and, if approved by the stockholders, the Plan.

     Mr. La Duc is entitled to reimbursement by the Company of certain moving expenses incurred in connection with his relocation to Houston, Texas, and to other benefits under the Company's executive relocation policy. The amount reimbursed during 1992 pursuant to this arrangement is related in the Summary Compensation Table.

     The Company and MAXXAM entered into an employment agreement with Mr. Joseph
A. Bonn, Vice President, Planning and Administration of KAC and a Vice President of the Company. The employment agreement has a term of three years ending June 30, 1994, and provides for a base salary of $210,000, which may increase at the discretion of the Company and MAXXAM. Subject to limitations pursuant to the LTIP, an annual bonus may be paid under the terms of the KACC bonus plan. Any annual bonus amounts payable under the employment agreement will be reduced by the amount of any directorship fees (during the year for which the annual bonus is paid) received by Mr. Bonn in respect of board memberships held at the request of the Company or MAXXAM. Mr. Bonn is eligible to participate in the employee benefit plans and programs maintained by the Company, as from time to time in effect, applicable to senior executives of the Company, including, but not limited to, the LTIP and, if approved by stockholders, the Plan.

     Mr. Bonn subsequently relocated to Oakland, California. Pursuant to an agreement dated December 20, 1991, KAC agreed to reimburse Mr. Bonn for reasonable and necessary moving expenses from Texas to California (including the expense of moving property, travel costs, and temporary living expenses) in accordance with KAC's relocation policy; to reimburse Mr. Bonn for the reasonable amount of net out-of-pocket loss, if any, incurred in the termination of construction work in process in connection with Mr. Bonn's Texas residence and incurred in the resale of the land upon which the residence was being constructed (including reasonable transaction costs and expenses in connection with the purchase and sale of the land and improvements, construction termination fees, architectural, engineering and drafting fees and expenses, lot clearing costs, and the like); and to reimburse Mr. Bonn for the reasonable amount of the net out-of-pocket loss, if any, incurred on the sale, cancellation or forfeiture of a country club membership acquired in Texas. This reimbursement amount for 1992 is reflected in the Summary Compensation Table.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No member of the Compensation Committee of the Board of Directors of the Company was, during the 1992 fiscal year, an officer or employee of the Company or any of its subsidiaries, or was formerly an officer of the Company or any of its subsidiaries or, other than Mr. Levin, had any relationships requiring disclosure by the Company under Item 404 of Regulation S-K. Mr. Levin served on the Compensation Committee and Board of both the Company and KAC during 1992. Mr. Levin is also a partner in the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provided legal services for the Company and its subsidiaries during 1992.

     During the Company's 1992 fiscal year, no executive officer of the Company served as (i) a member of the Committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served on the Company's Compensation Committee, (ii) a director of another entity, one of whose executive officers served on the Company's Compensation Committee, or
(iii) a member of the compensation committee (or other board committee performing equivalent functions) of another entity, one of whose executive officers served as a director of the Company.

                              CERTAIN TRANSACTIONS

     For periods through June 30, 1993, KAC, the Company and its subsidiaries were members of an affiliated group of corporations (an "Affiliated Group") within the meaning of Section 1504 of the Internal Revenue Code of 1986, as amended (the "Code"), of which MAXXAM is the common parent corporation (the "MAXXAM Tax Group"). As a result, KAC, the Company and its subsidiaries were included in the consolidated Federal income tax return filed for the MAXXAM Tax Group. Effective July 1, 1993, KAC and its subsidiaries, including the Company and its subsidiaries, are no longer members of the MAXXAM Tax Group (the "Deconsolidation") but are members of a new Affiliated Group of which KAC is the common parent corporation (the "New Kaiser Tax Group"). The taxable income and loss and tax credits for KAC, the Company and its subsidiaries for the period January 1, 1993 through June 30, 1993, will be included in the 1993 MAXXAM Tax Group consolidated Federal income tax return (the "MAXXAM 1993 Tax Return"). For periods beginning on and after July 1, 1993 (the "Post Deconsolidation Periods"), the taxable income and loss and tax credits for KAC, the Company and its subsidiaries will be included in the consolidated Federal income tax returns to be filed for the New Kaiser Tax Group. KAC obtained the approval of the Secretary of the Treasury in order to file a consolidated Federal income tax return for the New Kaiser Tax Group for the period ended December 31, 1993.

     As a consequence of the Deconsolidation, the KACC Tax Allocation Agreement (as defined) terminated pursuant to its terms, effective with respect to Post Deconsolidation Periods. The provisions of the KACC Tax Allocation Agreement will continue to govern periods ending before the date of the Deconsolidation (the "Pre Deconsolidation Periods"). Therefore, payments or refunds may still be required by or payable to the Company under the KACC Tax Allocation Agreement for Pre Deconsolidation Periods due to the final resolution of audits, amended returns and related matters with respect to such Pre Deconsolidation Periods. To the extent the Company and its subsidiaries generate unused tax losses or tax credits in Post Deconsolidation Periods, such amounts will not be available to obtain refunds of amounts paid by the Company to MAXXAM for Pre Deconsolidation Periods pursuant to the KACC Tax Allocation Agreement. It is anticipated that such losses and credits will be carried forward to offset future Federal income taxes payable by the Company under the New Tax Allocation Agreement (as defined).

     Any unused tax attribute carryforwards existing as of the date of the Deconsolidation under the terms of the KACC Tax Allocation Agreement will be eliminated and will not be available to offset Federal income tax liabilities of the Company and its subsidiaries for Post Deconsolidation Periods. Upon the filing of the MAXXAM 1993 Tax Return, the tax attribute carryforwards of the MAXXAM Tax Group as of December 31, 1993 will be apportioned in part to the Company and its subsidiaries, based upon the provisions of the relevant consolidated return regulations. It is anticipated that the amounts of such tax attribute carryforwards apportioned to the Company and its subsidiaries will approximate or exceed the amounts of tax attribute carryforwards eliminated under the KACC Tax Allocation Agreement. Although the amounts of tax attribute carryforwards apportioned to the Company and its subsidiaries will be determined as of December 31, 1993, they will be available as of the date of the Deconsolidation, subject to certain limitations, to reduce Federal income taxes payable by the Company and its subsidiaries for Post Deconsolidation Periods under the terms of the New Tax Allocation Agreement.

     In 1989, the Company and MAXXAM entered into a tax allocation agreement (the "KACC Tax Allocation Agreement"). Pursuant to the terms of the KACC Tax Allocation Agreement, MAXXAM pays any consolidated Federal income tax liability for the MAXXAM Tax Group. The Company is liable to MAXXAM for the Federal income tax liability of the Company and its subsidiaries (collectively, the "KACC Subgroup") computed as if the KACC Subgroup were a separate Affiliated Group which was never affiliated with the MAXXAM Tax Group (taking into account all limitations under the Code and regulations applicable to the KACC Subgroup), except that the KACC Subgroup excludes interest income received or accrued on an intercompany note issued by KAC in connection with a financing consummated in December 1989 (the "KACC Subgroup's Separate Income Tax Liability"). To the extent such calculation resulted in a net operating loss or a net capital loss or credit which the KACC Subgroup could have carried back to a prior taxable period under the principles of Sections 172 and 1502 of the Code, MAXXAM pays to the Company an amount equal to the tax refund to which the Company would have been entitled (but not in excess of the aggregate net amount previously paid by the Company to MAXXAM for the current year and the three prior years). If such separately calculated net operating loss or net capital loss or credit of the KACC Subgroup can not be carried back to a prior taxable year of the KACC Subgroup for which the KACC Subgroup paid its separate tax liability to MAXXAM, the net operating loss or net capital loss or credit becomes a loss or credit carryover of the KACC Subgroup to be used in computing the KACC Subgroup's Separate Income Tax Liability for future taxable years. The same principles were applied to any consolidated or combined state or local income tax returns filed by the MAXXAM Tax Group with respect to the Company and its subsidiaries. Although, under Treasury regulations, all members of the MAXXAM Tax Group, including the members of the KACC Subgroup, are severally liable for the MAXXAM Tax Group's Federal income tax liability for all of 1993 and applicable prior periods, under the KACC Tax Allocation Agreement, MAXXAM indemnifies each KACC Subgroup member for all Federal income tax liabilities relating to taxable years during which such KACC Subgroup member was a member of the MAXXAM Tax Group, except for payments required under the KACC Tax Allocation Agreement.

     During 1992, under the KACC Tax Allocation Agreement, the Company made a payment to MAXXAM of $28.0 million in respect of the year ended December 31, 1991. The eighth amendment to the Credit Agreement, dated as of January 7, 1993 (the "Eighth Amendment") prohibits the payment by the Company to MAXXAM of any additional amounts due under the KACC Tax Allocation Agreement until December 15, 1994. The Company estimates that it owes MAXXAM approximately $8.7 million in respect of the year ended December 31, 1992. Inasmuch as it is anticipated that the Company will record tax losses in the period January 1, 1993 through June 30, 1993, and that such losses will be carried back to prior taxable periods under the terms of the KACC Tax Allocation Agreement, it is estimated that MAXXAM owes the Company approximately $20.0 million with respect to such losses.

     Under the current consolidated return regulations, the Deconsolidation caused certain tax basis adjustments and the recognition of certain types of taxable income (including amounts that were previously deferred), none of which the Company believes to be material.

     On June 30, 1993, the Company and KAC entered into a tax allocation agreement (the "New Tax Allocation Agreement") effective for Post
Deconsolidation Periods. The terms of the New Tax Allocation Agreement are similar, in all material respects, to those of the KACC Tax Allocation Agreement except that the Company is liable to KAC.


     The Company and MAXXAM have an arrangement pursuant to which they reimburse each other for certain allocable costs associated with the performance of services by their respective employees, and the Company also pays to MAXXAM amounts in respect of directors' fees for directors of the Company who are not employees of the Company and who are directors of MAXXAM. During 1992 and during the first nine months of 1993, the Company paid a total of approximately $2.0 million and $1.5 million, respectively, to MAXXAM pursuant to such arrangements, and MAXXAM paid approximately $1.4 million and $0.6 million, respectively, to the Company pursuant to such arrangements.


     As a condition to the effectiveness of the Eighth Amendment, the Company issued the MAXXAM Note in the principal amount of $15.0 million, which evidenced a cash loan in the amount of $15.0 million made to the Company. On June 30, 1993, the MAXXAM Note was exchanged for 2,132,950 $.65 Depositary Shares. KAC made a capital contribution of the MAXXAM Note to the Company, which resulted in the extinguishment of the MAXXAM Note.

     KAC paid cash dividends on its common stock in the amount of $2.9 million in each quarter of 1992. In the event KAC pays any distributions to holders of its common stock (including the payment of regular quarterly cash dividends), the Eighth Amendment to the Credit Agreement requires MAXXAM and any subsidiary of MAXXAM to use the entire proceeds of any such distributions received by MAXXAM or any subsidiary of MAXXAM to purchase a PIK Note from the Company. On December 15, 1992, the Company issued a PIK Note to a subsidiary of MAXXAM in the principal amount of $2.5 million, representing the entire amount of the dividend received by such subsidiary in respect of the shares of KAC's common stock which it owned. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995. The Company is not required to make any payment of principal of or interest on the PIK Note prior to June 30, 1995. However, to the extent not prohibited by the Credit Agreement, the Company may be required to prepay the PIK Note upon demand. The Credit Agreement currently prohibits the payment of principal and interest on the PIK Note. Additional PIK Notes issued by the Company, if any, will have terms substantially similar to the terms of the PIK Note described herein.

     In February 1993, MAXXAM entered into a commercial guaranty of payment (the "Guaranty") of a promissory note dated January 28, 1993 in the original principal amount of $150,000 issued by Mr. Anthony R. Pierno, Vice President and General Counsel of the Company, to Charter National Bank -- Houston. The Guaranty is subject to an agreement between MAXXAM and Mr. Pierno that any payment by MAXXAM under the Guaranty shall be offset in like amount plus interest at 12% per annum from the date of payment on the Guaranty to the date of payment to MAXXAM by Mr. Pierno. Such offset may be made from any payments due Mr. Pierno from MAXXAM which lawfully may be the subject of such offset, including any payment under any compensation arrangement or employee benefit plan. The Guaranty was entered into by MAXXAM for the convenience of Mr. Pierno.

     Pursuant to the terms of Mr. Pierno's employment agreement, Mr. Pierno's personal loans, which were outstanding on the date of the employment agreement are forgiven at the rate of $15,000 per year beginning March 8, 1991, with any remaining balance being due and payable upon Mr. Pierno's termination of employment. At the time of the agreement, MAXXAM had loaned an aggregate of $150,000 at 6% interest to Mr. Pierno. The principal balance on such loans as of November 30, 1993 was $105,000. Such loans are payable on demand, require monthly interest payments and are secured by real estate owned by Mr. Pierno. The employment agreement also provided for up to an additional $200,000 in loans to Mr. Pierno bearing interest at 6% per annum, with interest being payable monthly and principal being due December 15, 1994 (with prepayments due upon the exercise by Mr. Pierno of any stock appreciation rights granted pursuant to the employment agreement). All of such amount has been borrowed by Mr. Pierno.

     Mr. Levin, a director of the Company and KAC, is a partner of the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, which provides legal services for KAC, the Company and their subsidiaries. See "Legal Matters."

                     DESCRIPTION OF PRINCIPAL INDEBTEDNESS


     The New Credit Agreement. On January 24, 1994, the Company entered into the Commitment Letter with Bank of America and BA which contains the principal terms and conditions with respect to the New Credit Agreement. The expected terms and conditions of the New Credit Agreement are summarized below. A form of the New Credit Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Bank of America and BA have committed, subject to the terms and conditions of the Commitment Letter, to provide the full $250.0 million of the New Credit Agreement.


     - Facility. The New Credit Agreement will consist of a $250.0 million five-year secured, revolving line of credit. The Company will be able to borrow under the facility by means of revolving credit advances, swingline advances (up to $25.0 million) and letters of credit in an aggregate amount equal to the lesser of $250.0 million or a borrowing base consisting of 85% of eligible accounts receivable (as defined) plus 65% of eligible inventory (as defined) (with availability against such eligible inventory not to exceed $175.0 million at any one time).

     - Interest Rates. Loans under the New Credit Agreement will bear interest at a rate per annum, at the Company's election, equal to (i) a Reference Rate (as defined) plus 1.50% or (ii) LIBOR (as defined) plus 3.25%. After June 30, 1995, the interest rate margins applicable to borrowings under the New Credit Agreement may be reduced (non-cumulatively), based upon the Company's Interest Coverage Ratio (as defined) ("ICR"), as follows: ICR 1.25, reduction of 0%, 1.25 ICR 1.50, reduction of 0.50%; 1.50 ICR 2.00, reduction of 1.00%; and ICR 2.00, reduction of 1.50%. ICR will be defined as the ratio of (i) EBITDA (as defined), less Adjusted Capital Expenditures (as defined), to (ii) adjusted interest expense.

     - Guaranties. The New Credit Agreement will be unconditionally guaranteed by KAC and by all significant subsidiaries of the Company which are subsidiary guarantors under the Credit Agreement.

     - Security. The New Credit Agreement will be secured by substantially the same assets securing the Credit Agreement, and will include a pledge of the stock of the Company and its material subsidiaries and the grant of a lien on all now existing and hereafter acquired receivables, inventory, intangibles and certain other assets of KAC, the Company and its subsidiaries. However, the New Credit Agreement will not be secured by the Company's Gramercy alumina refinery.

     - Payments and Fees. The New Credit Agreement will permit repayments of base rate advances in minimum amounts of $1.0 million and prepayment of LIBOR advances in minimum amounts of $5.0 million. Lenders will be entitled to receive a risk participation fee equal to 3% per annum on their respective share of the total amount of letters of credit outstanding, subject to reduction under certain circumstances. A commitment fee equal to 0.50% per annum will be payable, quarterly in arrears, on the unutilized portion of the New Credit Agreement.

     - Covenants. The New Credit Agreement will contain certain affirmative and negative covenants, including, but not limited to, covenants relating to (i) the incurrence of liens and additional indebtedness, (ii) the making of restricted payments and the payment of fees to MAXXAM, (iii) Asset Dispositions (as defined), (iv) the sale of accounts receivable, (v) the maximum permitted amount of capital expenditures each year, (vi) mergers, acquisitions and investments,
(vii) leases and sale-leasebacks, (viii) transactions with affiliates and (ix) the maintenance of a minimum net worth and ICR. The covenant relating to the maintenance of the ICR will not become applicable under the New Credit Agreement until March 31, 1996. In addition, the New Credit Agreement will not permit the Company or KAC to pay any dividends on their common stock.

     The New Credit Agreement will (i) prohibit redemptions or repurchases of the Notes, including, without limitation, purchases of Notes that might otherwise be required pursuant to the provisions of the Indenture, (ii) prohibit, without the written consent of the Required Lenders (as defined in the New Credit Agreement), amendments or supplements to the Indenture and (iii) prohibit, with certain exceptions, the taking of action or permitting to exist any condition, which would require (a) any subsidiary of the Company (other than the initial Subsidiary Guarantors under the Indenture) to guarantee the Notes or
(b) the Company or any of its Subsidiaries to provide collateral in respect of the Notes.

     - Events of Default. The New Credit Agreement will contain certain events of default substantially similar to the events of default contained in the Credit Agreement, including, but not limited to, payment defaults, cross defaults to other indebtedness, covenant defaults, breach of representation, bankruptcy and similar events, ERISA violations, any requirement to repurchase the Notes and breaches of collateral documents.


     - Conditions to Initial Funding. The obligations of Bank of America and BA under the New Credit Agreement will be subject to certain conditions, including, but not limited to, the requirement that the Company and KAC shall have raised not less than $250.0 million aggregate gross proceeds of new capital pursuant to the offering of the Notes and the shares of PRIDES.


     Existing Indebtedness. In December 1989, the Company and KAC entered into the Credit Agreement, and the Company issued $350.0 million of its 14 1/4% Notes (collectively, the "Financing"). The net proceeds of the Financing, together with the $180.0 million initial payment received by the Company in respect of a forward alumina sales transaction ("FAST") and other available funds, were used to retire $925.0 million principal amount of Increasing Rate Notes of KAC, to prepay certain indebtedness of the Company, to pay related fees and expenses, and to pay a $50.0 million dividend to a subsidiary of MAXXAM.

     The Credit Agreement consisted of a $350.0 million five-year revolving credit facility, a $125 million five-year term loan, a $75.0 million two-year bridge loan, and a $172.0 million three and one-half year standby letter of credit which secured the advance payment on the FAST. As of September 30, 1993, the bridge loan and the term loan under the Credit Agreement were fully repaid, the letter of credit issued in connection with the FAST had been fully amortized, $165.0 million of borrowings and $36.1 million of letters of credit were outstanding under the revolving credit facility and $148.9 million of borrowing capacity was unused under the revolving credit facility.

     The Credit Agreement contains a number of affirmative and negative covenants, which among other things (a) prohibit the Company from engaging in business significantly different from that currently conducted by it, (b) limit the incurrence of additional indebtedness and liens, (c) limit Investments (as defined), (d) limit capital expenditures, (e) limit mergers and consolidations,
(f) restrict Asset Dispositions (as defined), (g) limit transactions with Affiliates (as defined), (h) restrict the Company's ability to pay dividends and make other distributions to its stockholders and (i) require the maintenance of a (1) minimum Current Ratio (as defined), (2) minimum Net Worth (as defined),
(3) maximum Leverage Ratio (as defined) and (4) a minimum Interest Coverage Ratio (as defined).

     The Company's obligations under the Credit Agreement are guaranteed by KAC and certain of the Company's subsidiaries. In addition, the Credit Agreement is secured by, among other things, (i) mortgages on the Company's facilities in Trentwood, Mead and Tacoma, Washington; Gramercy, Louisiana (which will not constitute part of the security under the New Credit Agreement); Erie, Pennsylvania; Newark, Ohio; and Sherman, Texas, (ii) subject to certain exceptions, liens on accounts receivable, inventory, equipment, domestic patents and trademarks and substantially all other personal property of the Company and certain of its subsidiaries, (iii) a pledge of all of the stock of the Company owned by KAC and (iv) pledges of all of the stock of certain of the Company's wholly owned domestic subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries and pledges of a portion of the stock of certain partially owned foreign affiliates.

     Loans under the Credit Agreement bear an annual interest rate, at the Company's election from time to time, equal to (i) the Reference Rate plus a margin of 1 1/2%, (ii) the CD Rate (Reserve Adjusted) plus a margin of 2 5/8%, or (iii) the LIBO Rate (Reserve Adjusted) plus a margin of 2 1/2%. The Company is currently required to pay fees equal to 2 1/2% per annum on the average aggregate amount outstanding of letters of credit under the Credit Agreement. The Credit Agreement contains provisions for the reduction or increase of the base interest rates and letter of credit fees, based upon the Interest Coverage Ratio, determined quarterly, under which the base interest rates could be reduced or increased by 1/2 of 1% per annum, on a non-cumulative basis (based upon the Interest Coverage Ratio, the Company's base interest rates and letter of credit fees have been increased by 1/2 of 1% per annum). In addition to the above fees, there is a commitment fee equal to 1/2% per annum on any unused portion of the revolving credit facility.

     On February 1, 1993, the Company extended a portion of its debt maturities by refinancing the 14 1/4% Notes with $400.0 million aggregate principal amount of the 12 3/4% Notes. Subject to certain exceptions, the 12 3/4% Note Indenture requires the Company to satisfy certain financial tests and other conditions (including the satisfaction of a consolidated fixed charge coverage ratio) in order to pay dividends and limits the amount of cash dividends payable by the Company to (i) the sum of (A) 50% of the Consolidated Net Income (as defined; such definition, among other things, excludes the one time charge of $497.7 million incurred as a result of the cumulative effect of the adoption of SFAS
106) of the Company accrued (or, if the aggregate Consolidated Net Income of the Company for any such period shall be a deficit, minus 100% of such deficit) for the period (taken as one accounting period) from January 1, 1993 to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time such dividends are declared or paid, plus (B) the aggregate net proceeds received by the Company after December 31, 1992, as capital contributions or from the issuance or sale (other than to a Non-Affiliate Joint Venture (as defined) or to a Subsidiary (as defined) of the Company) of Capital Stock (as defined) other than Redeemable Stock (as defined) or from the issuance or sale of any debt or other security of the Company convertible or exercisable into such Capital Stock that has been so converted or exercised minus (ii) the aggregate amount of Restricted Investments (as defined) then outstanding, subject to certain adjustments.

     The declaration and payment of dividends by the Company and KAC on their shares of common stock are currently subject to certain covenants contained in the Credit Agreement and, in the case of the Company, the 12 3/4% Note Indenture. Under the most restrictive of these covenants, neither the Company nor KAC is currently permitted to pay dividends on its common stock.

     The 12 3/4% Note Indenture contains a number of affirmative and negative covenants applicable to the Company which, among other things, (a) limit the incurrence of additional indebtedness and liens, (b) limit Restricted Payments (as defined), (c) limit Restricted Investments (as defined), (d) limit mergers, consolidations and sales of all or substantially all of the Company's assets,
(e) impose certain requirements with respect to Asset Sales (as defined), (f) limit transactions with Affiliates (as defined), (g) prohibit, with certain exceptions, restrictions on the ability of any Subsidiary to pay dividends, make certain other distributions, pay indebtedness owed to the Company or another Subsidiary, make loans or advances to the Company or another Subsidiary or transfer any of its assets to the Company, (h) require the Company to repurchase 12 3/4% Notes at a premium upon the occurrence of a Change of Control (as defined) if so requested by the holder thereof, and (i) prohibit, with certain exceptions, the incurrence of indebtedness that is both subordinated to Senior Indebtedness (as defined) and senior to the 12 3/4% Notes.

     In December 1991, Alpart entered into a $60 million loan agreement with CARIFA under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's Industrial Revenue bonds. Proceeds from the sale of the bonds were used by Alpart to refinance the interim loans from the partners in Alpart, to pay eligible project costs for expansion and modernization of its refinery and to pay certain costs of issuance. Alpart's obligations under the loan agreement are secured by a $64.2 million letter of credit severally guaranteed by the partners in Alpart (of which $22.5 million is guaranteed by the minority partner in Alpart). See Note 7 of the Notes to the Consolidated Financial Statements and
Note 3 of the Notes to the Interim Financial Statements.

     In December 1992, the Company entered into the Sale Agreement with the Louisiana Parish. To fund the acquisition of the facilities, the Louisiana Parish issued $20.0 million aggregate principal amount of the Gramercy Bonds, the proceeds of which were deposited into a construction fund established under the related indenture and which may be withdrawn from the construction fund, from time to time, pursuant to the terms of such indenture and the related Sale Agreement. The Sale Agreement requires the Company to pay the purchase price of the facilities in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the related indenture.

     In connection with the offering of the $.65 Depositary Shares in June 1993, KAC made a non-interest bearing loan to the Company in the principal amount of $37,796,753 (an amount equal to the aggregate dividends scheduled to accrue on the Series A Shares issued in June 1993 from the issuance date until the date on which the Series A Shares mandatorily convert into shares of KAC Common Stock). The loan is evidenced by an intercompany note which matures on June 29, 1996, and is payable in quarterly installments. As of December 31, 1993, the aggregate principal amount of such intercompany note was $31,497,294.

     In connection with the PRIDES Offering, KAC intends to use a portion of the net proceeds therefrom to make a capital contribution to the Company and a portion of such net proceeds to make a loan or loans to the Company. The loan or loans will be evidenced by an intercompany note in a principal amount equal to the aggregate dividends scheduled to accrue on the shares of PRIDES from the issuance date until the date on which the shares of PRIDES mandatorily convert into shares of KAC Common Stock.

                              DESCRIPTION OF NOTES

GENERAL

     The Notes will be issued under an Indenture, among the Company, as Issuer, Kaiser Alumina Australia Corporation ("KAAC"), Kaiser Finance Corp. ("KFC"), Alpart Jamaica Inc. ("AJI") and Kaiser Jamaica Corporation ("KJC"), as Subsidiary Guarantors, and First Trust National Association, as Trustee (the "Trustee"). A copy of the form of such Indenture is filed as an exhibit to the registration statement of which this Prospectus is a part. The Trustee will also act as the initial transfer agent and registrar for the Notes.

     The following statements relating to the Notes and the Indenture are summaries of certain provisions thereof and are subject to the detailed provisions of the Indenture, to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated by reference and the summaries are qualified in their entirety by such reference. Capitalized terms used without definition have the respective meanings ascribed to them in the Indenture, certain of which are described below under "Certain Definitions." All parenthetical section references are to sections of the Indenture.


     The maximum aggregate principal amount of the Notes which may be issued under the Indenture is limited to $225,000,000. The Notes will mature on
February   , 2002, and will bear interest at the rate set forth on the cover
page hereof from February   , 1994, payable semi-annually on February 15 and
August 15 of each year to the persons in whose names the Notes are registered at the close of business on the February 1 immediately preceding each February 15, or the August 1 immediately preceding each August 15. Principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York, except that, at the option of the Company, payment of interest on the Notes may be made by check, mailed by first-class mail to the address of the person entitled thereto at such address as shall appear on the registry books of the Company, and the Notes may be presented for registration of transfer or exchange, redemption or purchase at any such office or agency, as provided in the Indenture. The Notes will be issued only in fully registered form in denominations of $1,000 and integral multiples thereof.


     The Notes will rank senior in right and priority of payment to all Indebtedness of the Company that by its terms is expressly subordinated to the Notes, including the 12 3/4% Notes. The Notes will rank pari passu in right of payment with all senior Indebtedness, including Indebtedness under the New Credit Agreement. The Company and the Subsidiary Guarantors may incur additional senior Indebtedness to the extent permitted by the Indenture. Holders of secured indebtedness of the Company and the Subsidiary Guarantors, including the financial institutions party to the New Credit Agreement, will, however, have claims which are prior to the claims of the holders of the Notes with respect to the assets, if any, securing such other indebtedness.

     The Company will treat the Notes as debt for Federal income tax purposes.


     The obligations of the Company under the Notes will be guaranteed, jointly and severally, by each Subsidiary Guarantor. See "-- The Guarantee."

OPTIONAL REDEMPTION

     The Company may not redeem the Notes before February 15, 1998. On or after February 15, 1998, the Notes will be redeemable on at least 15 and not more than 60 days notice, at the option of the Company, in whole at any time or in part from time to time, at the following redemption prices (expressed as a percentage of principal amount) together with accrued and unpaid interest to but excluding the date fixed for redemption, if redeemed during the 12-month period beginning February 15, of the years indicated below:

                                                                              REDEMPTION
        YEAR                                                                   PRICE
        -------------------------------------------------------------------   -------
        1998...............................................................          %
        1999...............................................................          %
        2000...............................................................          %
        2001 and thereafter................................................   100.000%

(Sections 3.01 and 3.02).

OFFER TO PURCHASE THE NOTES

     If any Change of Control of the Company occurs on or prior to maturity, the Company shall make an offer to purchase from each holder, subject to the terms and conditions of the Indenture, all or any part (equal to $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 30 Business Days after the occurrence of such Change of Control (the "Change of Control Purchase Date") at a purchase price in cash equal to 101% of the principal amount thereof plus accrued interest to (but not including) the Change of Control Purchase Date (the "Change of Control Purchase Price"). (Section 3.05). The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management.

     In addition, the Indenture requires the Company to make an offer to purchase specified portions of the Notes, under certain circumstances, if the Company has available Net Cash Proceeds as a result of Asset Sales. See
"-- Covenants -- Limitation on Asset Sales."

     Neither the Board of Directors of the Company nor the Trustee may waive the covenants providing each holder of Notes the right to require the Company to purchase such holder's Notes upon a Change of Control or in the event of certain Asset Sales, without, in each case, the consent of such holder.

     The Company will comply with all applicable federal securities laws (including Rule 14e-1 promulgated under the Exchange Act) in connection with any repurchase of Notes upon a Change of Control or in the event of certain Asset Sales.

     The New Credit Agreement will (i) prohibit redemptions or repurchases of the Notes, including, without limitation, purchases of Notes that might otherwise be required pursuant to the provisions of the Indenture, (ii) prohibit, without the written consent of the Required Lenders (as defined in the New Credit Agreement), amendments or supplements to the Indenture and (iii) prohibit, with certain exceptions, the taking of action, or permitting to exist any condition, which would require (a) any subsidiary of the Company (other than the initial Subsidiary Guarantors under the Indenture) to guarantee the Notes or
(b) the Company or any of its Subsidiaries to provide collateral in respect of the Notes. Any repurchase of the Notes required under the Indenture upon a Change of Control or Asset Sale would constitute an event of default under the New Credit Agreement, with the result that the obligations of the Company thereunder could be declared due and payable. See "Risk Factors -- Ranking of the Notes; Subordination." Finally, the Company's ability to pay cash to the holders of Notes upon a Change of Control or Asset Sale may be limited by the Company's then existing financial resources.

THE GUARANTEE

     The obligations of the Company under the Notes are guaranteed, jointly and severally, by each of the Subsidiary Guarantors, who will be KAAC, KFC, AJI and KJC and such other persons that become

Subsidiary Guarantors as described under "-- Covenants -- Subsidiary Guarantees, Etc." and each of their respective successors (Section 15.01). Each of the initial Subsidiary Guarantors is a guarantor under the Subordinated Note Indenture and, together with certain other Subsidiaries of the Company and KAC, a guarantor of the Company's obligations under the New Credit Agreement. See "Risk Factors -- Ranking of the Notes; Subordination."

     The Guarantee issued by each Subsidiary Guarantor will rank senior in right and priority of payment to all Indebtedness of such Subsidiary Guarantor that by its terms is expressly subordinated to the Notes, including the guarantee of the 12 3/4% Notes issued by such Subsidiary Guarantor, and will rank pari passu in right and priority of payment with all senior Indebtedness of such Subsidiary Guarantor, including the guarantee of the New Credit Agreement by such Subsidiary Guarantor.

     If, at any time, any Subsidiary Guarantor ceases to be a guarantor of the Indebtedness with respect to the New Credit Agreement and the 12 3/4% Notes and no Event of Default (or event or condition which with the giving of notice or the passage of time would be an Event of Default) then exists and is continuing, and either (x) such Subsidiary Guarantor has not Incurred any Indebtedness or preferred stock (including preference stock) after the date of the Indenture that is then outstanding, other than Indebtedness Incurred pursuant to the first full paragraph under "-- Covenants -- Limitation on Indebtedness and Preferred Stock" (but only to the extent such Indebtedness is also Indebtedness of Alpart), clauses (iii) and (iv) of the second full paragraph under "-- Covenants -- Limitation on Indebtedness and Preferred Stock" and, in each case, permitted refinancings thereof or (y) the Notes are then rated Baa3 (or the equivalent) or better by Moody's Investor Services, Inc. (or a successor corporation) or BBB-(or the equivalent) or better by Standard & Poor's Corporation (or a successor corporation), then such Person shall cease to be a Subsidiary Guarantor under the Indenture upon the delivery of an Officers' Certificate and Opinion of Counsel to such effect. Thereafter, the Guarantee given by such Subsidiary Guarantor shall no longer have any force or effect and such Person shall be relieved of all of its obligations and duties under the Indenture and the Notes.

     Upon the sale or disposition (by merger or otherwise) of a Subsidiary Guarantor (or the Company's or a Subsidiary's interest therein) by the Company or a Subsidiary of the Company to a Person that is not a Subsidiary of the Company and which sale or disposition is otherwise in compliance with the terms of the Indenture, the obligations of such Subsidiary Guarantor under its Guarantee shall be deemed released without any further action required on the part of the Trustee, such Subsidiary Guarantor, the Company or any holder of the Notes, provided that any guarantee of such Guarantor with respect to the New Credit Agreement and the 12 3/4% Notes, and any renewals, extensions, refundings, replacements, restructurings or refinancings, amendments and modifications thereof, if any, has been or is simultaneously released. At the request of the Company, the Trustee shall execute and deliver an appropriate instrument evidencing such release. Upon the release of any Subsidiary Guarantor from its Guarantee pursuant to the provisions of the Indenture, each other Subsidiary Guarantor not so released shall remain liable for the full amount of principal of, and interest on, the Notes as and to the extent provided in the Indenture.

COVENANTS

     Limitation on Indebtedness and Preferred Stock

     The Indenture provides that the Company shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or become liable with respect to, or extend the maturity of or become liable for the payment of, contingently or otherwise (collectively, "Incur"), any preferred stock (including preference stock) or Indebtedness, except that, without duplication, the Company, the Subsidiary Guarantors and Alpart may Incur preferred stock (including preference stock) or Indebtedness (including, without duplication, guarantees of Indebtedness of the Company and its Subsidiaries otherwise permitted by the Indenture) if after giving effect thereto and the receipt and application of the proceeds therefrom, and assuming that the full amount of Indebtedness permitted to be Incurred under clause (ii) of the next succeeding paragraph (after taking into account any reduction in such amount as set forth in such clause (ii)) has been Incurred (assuming, for purposes of this calculation, an interest rate on such additional Indebtedness equal to the weighted average interest rate on the Indebtedness then outstanding under such clause (ii)), the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1; provided, however, that Indebtedness of Alpart Incurred pursuant to this paragraph shall not exceed an aggregate of $150,000,000 at any one time outstanding, plus an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness. (Section 4.10(a)).

     Notwithstanding the foregoing, the following shall be permitted:

          (i) the Company and the Subsidiary Guarantors may Incur Indebtedness in respect of the Notes;


          (ii) the Company and the Subsidiary Guarantors may Incur Indebtedness (without duplication), and the Bank Guarantors may guarantee such indebtednesses, under the New Credit Agreement, in connection with Refinancing Sale and Leaseback Transactions or otherwise, in an aggregate amount at any one time outstanding not to exceed $325,000,000, as reduced from time to time by any permanent reduction in such amount as set forth in a Board Resolution;


          (iii)(A) Alpart may Incur Indebtedness in an aggregate amount not to exceed $150,000,000 at any one time outstanding and (B) the Company, KJC and AJI (without duplication) may Incur Indebtedness in an aggregate amount not to exceed at any one time outstanding the product of (I) $150,000,000 multiplied by (II) the Company's then percentage ownership interest in Alpart; provided, however, that the aggregate Indebtedness (without duplication) Incurred pursuant to clauses (A) and (B) of this clause (iii) may not exceed $150,000,000 at any one time outstanding; and provided, further, that in each case the proceeds of such Indebtedness are used solely for capital improvements and expenditures, expansion and working capital with respect to Alpart and/or to reimburse the partners of Alpart for advances to Alpart used solely for capital improvements and expenditures, expansion and working capital with respect to Alpart, plus in each case an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness;

          (iv) the Company and/or KAAC may Incur Indebtedness in an amount not to exceed $75,000,000 at any one time outstanding, the proceeds of which are used solely for capital improvements and expenditures, expansion and working capital with respect to QAL and/or to reimburse the stockholders of QAL for advances to QAL used solely for capital improvements and expenditures, expansion and working capital with respect to QAL, plus an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness;

          (v) VALCO may Incur Indebtedness, and the Company may guarantee such Indebtedness, in an aggregate amount (without duplication) not to exceed $25,000,000 at any one time outstanding, the proceeds of which are used solely for capital improvements and expenditures, expansion and working capital with respect to VALCO and/or to reimburse the shareholders of VALCO for advances to VALCO used solely for capital improvements and expenditures, expansion and working capital, plus an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness;

          (vi) the Company and its Subsidiaries may Incur Indebtedness ("Refinancing Indebtedness") that serves to Refinance, in whole or in part, the Indebtedness permitted by this paragraph and the immediately preceding full paragraph (the "Refinanced Indebtedness"), or any one or more successive Refinancings of any thereof; provided, however, that:

             (A) such Refinancing Indebtedness is in an aggregate amount not to exceed the aggregate amount of such Refinanced Indebtedness (including accrued interest thereon and undrawn amounts under credit arrangements otherwise permitted to be Incurred pursuant to the Indenture), the amount of any premium required to be paid in connection with such Refinancing pursuant to the terms of such Refinanced Indebtedness or the amount of any reasonable and customary premium determined by the Company to be necessary to accomplish such Refinancing by means of a redemption, tender offer, privately negotiated transaction, defeasance or other similar transaction, and an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Refinancing Indebtedness;

             (B) neither the Company nor any of its Subsidiaries is an obligor of such Refinancing Indebtedness, except to the extent that such Person
        (I) was an obligor of such Refinanced Indebtedness or (II) is otherwise permitted, at the time such Refinancing Indebtedness is Incurred, to be an obligor of such Refinancing Indebtedness; and

             (C) in the case of any Refinanced Indebtedness that is subordinated (pursuant to its terms) in right and priority of payment to the Notes or any Subsidiary Guarantor's obligation under its Guarantee, as the case may be, such Refinancing Indebtedness (I) has a final maturity and weighted average maturity at least as long as such Refinanced Indebtedness and (II) is subordinated (pursuant to its terms) in right and priority of payment to the Notes or such Subsidiary Guarantor's obligation under its Guarantee, as the case may be, at least to the same extent as such Refinanced Indebtedness;

          (vii) the Company may Incur Capitalized Lease Obligations not exceeding $50,000,000 at any one time outstanding in connection with the sale and leaseback of all or a portion of the Company's interest in the Center for Technology, provided that the Net Cash Proceeds therefrom are applied as described under "-- Limitation on Asset Sales";

          (viii) the Company and its Subsidiaries may Incur Indebtedness, the proceeds of which are used solely to finance the construction, acquisition or the acquisition and retrofitting of an aluminum smelter or smelters or related facilities (or interests therein) and the reasonable fees and expenses in connection with the Incurrence of such Indebtedness, in an amount not to exceed $150,000,000 in any fiscal year (without cumulation of unused amounts to successive years);

          (ix) the Company and its Subsidiaries may Incur Indebtedness, the proceeds of which are used solely to finance the construction or acquisition of a fabrication plant or plants or related facilities and the reasonable fees and expenses in connection with the Incurrence of such Indebtedness, in an aggregate amount not to exceed $25,000,000 in any fiscal year (without cumulation of unused amounts to successive years);

          (x) the Company and its Subsidiaries may Incur preferred stock (including preference stock) that is not Redeemable Stock; provided, however, that in the case of preferred stock (including preference stock) Incurred by any Subsidiary of the Company that is not a Subsidiary Guarantor, such preferred stock shall be issued pro rata to the holders of Capital Stock of such Subsidiary;

          (xi) the Company and its Subsidiaries may Incur preferred stock and preference stock (including preferred stock and preference stock that is Redeemable Stock), provided that such preferred stock or preference stock is issued to the Company, any of its Subsidiaries or pro rata to the holders of Capital Stock of any such Subsidiary;

          (xii) the Company and its Subsidiaries may Incur Permitted Indebtedness; and

          (xiii) the Company and its Subsidiaries may Incur Indebtedness in an amount at any one time outstanding not to exceed $75,000,000, provided that the amount of such Indebtedness that may be Incurred by Subsidiaries of the Company (other than Subsidiary Guarantors that are not Permitted Entities) shall not exceed $25,000,000 at any one time outstanding, and provided, further, that, to the extent any such Indebtedness is Incurred from a Bank or an affiliate thereof, the Bank Guarantors may guarantee such Indebtedness. (Section 4.10(b)).

     Notwithstanding the foregoing, no Subsidiary of the Company shall assume, guarantee or in any other manner become liable with respect to any Indebtedness of the Company or a Subsidiary Guarantor (other than such Subsidiary) ("Other Indebtedness") which is subordinated (pursuant to its terms) in right and priority of payment to any other Indebtedness of the Company or such Subsidiary Guarantor, unless such Subsidiary also assumes, guarantees or otherwise becomes liable with respect to the Notes on a substantially similar basis for so long as such Subsidiary is liable with respect to such Other Indebtedness; provided, however, that if such Other Indebtedness is subordinated (pursuant to its terms) in right and priority of payment to the Notes or any Subsidiary Guarantor's obligation under its Guarantee, as the case may be, any such assumption, guarantee or other liability of such Subsidiary with respect to such Other Indebtedness shall be subordinated to such Subsidiary's assumption, guarantee or other liability with respect to the Notes to the same extent as such subordinated Indebtedness is subordinated to the Notes or such Subsidiary Guarantor's obligation under its Guarantee, as the case may be; and provided, further, that this paragraph shall not be applicable to any assumption, guarantee or other liability of any Subsidiary of the Company which existed at the time such Person became a Subsidiary of the Company and was not Incurred in connection with, or in contemplation of, such Person becoming a Subsidiary of the Company, or any Refinancing Indebtedness in connection therewith complying with clause (vi) of the immediately preceding full paragraph (provided, that the guarantee of such Refinancing Indebtedness is on substantially the same terms as the guarantee of the Refinanced Indebtedness). (Section 4.10(c)).

     Limitations on Restricted Payments and Restricted Investments

     The Indenture provides that the Company shall not, directly or indirectly,
(i) declare or pay any dividend or make any distribution in respect of its Capital Stock (other than dividends payable in Capital Stock of the Company other than Redeemable Stock), (ii) make or permit any of its Subsidiaries to make any payment on account of the purchase, redemption or other acquisition or retirement of any Capital Stock of the Company other than through the issuance solely of Capital Stock of the Company (other than Redeemable Stock) or rights thereto, provided that any Subsidiary of the Company may purchase Capital Stock of the Company from the Company or from any other Subsidiary of the Company (which purchase shall not be a Restricted Payment or a Restricted Investment),
(iii) make or permit any of its Subsidiaries to make any voluntary purchase, redemption or other acquisition or retirement for value of any Indebtedness that is subordinated (pursuant to its terms) in right and priority of payment to the Notes or any Subsidiary Guarantor's obligations under its Guarantee, as the case may be, other than purchases, redemptions or other acquisitions or retirements of Permitted Indebtedness described in clause (b) of the definition thereof or purchases, redemptions or other acquisitions otherwise permitted by the terms of the Indenture (each of the foregoing in clauses (i), (ii) and (iii), a "Restricted Payment"), (iv) to the extent the Company or its Subsidiaries exercise actual control over a Non-Affiliate Joint Venture existing on the date of the Indenture or formed or acquired after the date of the Indenture (each a "Controlled Non-Affiliate Joint Venture"), permit such Controlled Non-Affiliate Joint Venture to make any Restricted Investment or (v) make or permit any of its Subsidiaries to make any Restricted Investment, unless at the time of, and after giving effect to, each such Restricted Payment or Restricted Investment:

     (A) no Event of Default (and no event that, after notice or lapse of time or both, would become an Event of Default) shall have occurred and be continuing (or would occur and be continuing after giving effect thereto); and

     (B) the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.0 to 1; and

     (C) the sum of:

          (x) the aggregate amount expended for all Restricted Payments after December 31, 1992, and

          (y) the aggregate amount of Restricted Investments (less the amount of (1) such Restricted Investments returned in cash, or in property if made in property, (2) any guarantee that constitutes a Restricted Investment, to the extent it has been released, and (3) any direct liabilities or obligations to be assumed or discharged in connection with such Restricted Investments (in either case without recourse to the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) if such liability or obligation had been a liability or obligation of the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture)

(in each case, the amount expended for such Restricted Payments and Restricted Investments or the amount of any Restricted Investments returned, if paid or returned in property other than in cash or a sum certain guaranteed, to be the Fair Market Value of such property), would not exceed the sum of:

          (I) 50% of the Consolidated Net Income of the Company (or, if the aggregate Consolidated Net Income of the Company for any such period shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis for the period (taken as one accounting period) from January 1, 1993 to the end of the Company's most recently ended fiscal quarter for which financial statements are available at the time such Restricted Payment or Restricted Investment is being made, and

          (II) the aggregate net proceeds, including the Fair Market Value of property other than cash received by the Company as capital contributions to the Company after December 31, 1992, or from the issue or sale (other than to a Non-Affiliate Joint Venture or to a Subsidiary of the Company), after December 31, 1992, of Capital Stock other than Redeemable Stock (including Capital Stock, other than Redeemable Stock, issued upon the conversion of, or in exchange for, indebtedness or Redeemable Stock, and including upon exercise of warrants or options or other rights to purchase such Capital Stock, issued after December 31, 1992), or from the issue or sale, after December 31, 1992 of any debt or other security of the Company convertible or exercisable into such Capital Stock that has been so converted or exercised;

     provided, however, that in no event shall the Company make, or permit any of its Subsidiaries to make, a Restricted Payment or Restricted Investment pursuant to this paragraph to or in MAXXAM or any Affiliate of MAXXAM if, after giving effect thereto, (A) the aggregate amount of all Restricted Payments and Restricted Investments (less the amount of (1) such Restricted Investments returned in cash, or in property if made in property, (2) any guarantee that constitutes a Restricted Investment, to the extent it has been released, and (3) any direct liabilities or obligations to be assumed or discharged in connection with such Restricted Investments (in either case without recourse to the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) if such liability or obligation had been a liability or obligation of the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) made pursuant to this paragraph in any calendar year to or in MAXXAM or any Affiliate of MAXXAM, less (B) the aggregate amount of such Restricted Payments and Restricted Investments made to or in KAC in such calendar year which are distributed or paid within thirty days thereafter by KAC to its holders of common stock other than MAXXAM and any Affiliate of MAXXAM, would exceed (C) $75,000,000; and provided, further, that notwithstanding the foregoing, the Company may make any such Restricted Payment or Restricted Investment to or in MAXXAM or any Affiliate of MAXXAM if, after giving pro forma effect thereto, the Company's senior debt rating would be Baa3 (or the equivalent) or better by Moody's Investor Services, Inc. (or a successor rating agency) or BBB- (or the equivalent) or better by Standard & Poor's Corporation (or a successor rating agency). (Section 4.09(a)).

          The foregoing provisions shall not be violated by reason of the following Restricted Payments:

          (I) the payment of any dividend or distribution or the redemption of any securities within 60 days after the date of declaration of such dividend or distribution or the giving of the formal notice by the Company of such redemption, if at said date of declaration of such dividend or distribution or the giving of the formal notice of such redemption, such dividend, distribution or redemption would have complied with the preceding full paragraph;

          (II) the retirement of any shares of the Company's Capital Stock by exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Non-Affiliate Joint Venture or to a Subsidiary of the Company) of other shares of its Capital Stock other than Redeemable Stock or out of the proceeds of a substantially concurrent capital contribution to the Company, provided, however, that, to the extent the proceeds are so used, a sale of Capital Stock or capital contribution permitted by this clause (II) shall be excluded in determining the aggregate net proceeds received by the Company referred to under clause (II) of the preceding full paragraph;

          (III) the payments provided for by clauses (ii), (iii), (iv) and (v) and the transactions described in clauses (vi), (vii), (viii) and (ix) (so long as, in the case of clause (ix), immediately following such transaction, the Consolidated Net Worth of the entity that survives such transaction is not materially lower than the Consolidated Net Worth of the Company immediately prior to such transaction) of the second paragraph under " -- Restrictions on Transactions with Affiliates";

          (IV) the voluntary purchase, redemption or other acquisition or retirement for value of Indebtedness that is subordinated (pursuant to its terms) in right and priority of payment to the Notes or any Subsidiary Guarantor's obligation under its Guarantee, as the case may be, to the extent that the aggregate amount expended (exclusive of amounts expended pursuant to clauses (V) and (VIII) of this paragraph) for all such voluntary purchases, redemptions or other acquisitions or retirements after the date of the Indenture (the amount expended for such purchases, redemptions or other acquisitions or retirements, if paid in property other than in cash or a sum certain guaranteed, to be the Fair Market Value of such property) does not exceed the aggregate net proceeds, including the Fair Market Value of property other than cash received by the Company or any Subsidiary Guarantor from the issue or sale (other than an issuance or sale to the Company or a Non-Affiliate Joint Venture or Subsidiary of the Company), after the date of the Indenture, of Indebtedness that is subordinated (pursuant to its terms) in right and priority of payment to the Notes or such Subsidiary Guarantor's obligation under its Guarantee, as the case may be, and that is otherwise permitted to be incurred pursuant to the Indenture, provided, that, to the extent the proceeds of Indebtedness so subordinated to the Notes or any Subsidiary Guarantor's obligation under its Guarantee, as the case may be, are so used, the net proceeds of issuance of any such Indebtedness upon conversion into Capital Stock shall not be included in determining the aggregate net proceeds received by the Company referred to under clause (II) of the preceding full paragraph;

          (V) the voluntary purchase, redemption or other acquisition or retirement for value of any Indebtedness that is subordinated (pursuant to its terms) in right and priority of payment to the Notes or any Subsidiary Guarantor's obligation under its Guarantee, as the case may be, by exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Non-Affiliate Joint Venture or to a Subsidiary of the Company) of Capital Stock (other than Redeemable Stock) of the Company, provided, however, that, to the extent the proceeds are so used, the issuance of Capital Stock as permitted by this clause (V) shall not be included in determining the aggregate net proceeds received by the Company referred to under clause (II) of the preceding full paragraph;

          (VI) the payment of dividends on, and the purchase, redemption, retirement or other acquisition of, USWA Preferred Stock or Preferred Stock ($100), provided that no such payment is made, directly or indirectly, to an Affiliate of the Company;

          (VII) the payment to KAC of an amount not to exceed $300,000 in any fiscal year for the payment of KAC's reasonable out-of-pocket expenses, provided that no part of such amount is paid directly or indirectly to any other Affiliate of the Company and that, at the time of each such payment, the Company is in compliance with clause (A) of the preceding full paragraph;

          (VIII) Restricted Payments and Restricted Investments after February 1, 1993, other than Restricted Payments and Restricted Investments permitted by the preceding full paragraph or clauses (I) through (VII) of this paragraph, in an aggregate amount such that the sum of:

             (x) the aggregate amount expended for all such Restricted Payments after February 1, 1993 made pursuant to this clause (VIII); and

             (y) the aggregate amount of all Restricted Investments made after February 1, 1993 pursuant to this clause (VIII) (less the amount of (1) such Restricted Investments returned in cash, or in property if made in property, (2) any guarantee that constitutes a Restricted Investment, to the extent it has been released, and (3) any direct liabilities or obligations to be assumed or discharged in connection with such Restricted Investments (in either case without recourse to the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) if such liability or obligation had been a liability or obligation of the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture)

     (in each case, the amount expended for such Restricted Payments and Restricted Investments or the amount of any Restricted Investments returned, if paid or returned in property other than in cash or a sum certain guaranteed, to be the Fair Market Value of such property) would not exceed $50,000,000, provided that at the time of each such Restricted Payment or Restricted Investment made pursuant to this clause (VIII), no Event of Default (and no event that, after notice or lapse of time or both, would become an Event of Default) shall have occurred and be continuing (or would occur and be continuing after giving effect thereto); and provided, further, that in no event shall the Company make, or permit any of its Subsidiaries to make, a Restricted Payment or Restricted Investment pursuant to this clause (VIII) to or in MAXXAM or any Affiliate of MAXXAM if, after giving effect thereto,
     (A) the aggregate amount of all Restricted Payments and Restricted Investments (less the amount of (1) such Restricted Investments returned in cash, or in property if made in property, (2) any guarantee that constitutes a Restricted Investment, to the extent it has been released, and (3) any direct liabilities or obligations to be assumed or discharged in connection with such Restricted Investments (in either case without recourse to the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) if such liability or obligation had been a liability or obligation of the Company, any of its Subsidiaries or any Controlled Non-Affiliate Joint Venture) made pursuant to this clause (VIII) to or in MAXXAM or any Affiliate of MAXXAM, less (B) the aggregate amount of such Restricted Payments and Restricted Investments made to or in KAC which are distributed or paid within thirty days thereafter by KAC to its holders of common stock other than MAXXAM and Affiliates of MAXXAM, would exceed (C) $20,000,000; and

          (IX) in the event that the Company merges with or into KAC and the Preferred Dividend Intercompany Notes are extinguished, the payment of dividends on shares of PRIDES, the Series A Shares and any other preferred stock of KAC the proceeds of which gave rise to a Preferred Dividend Intercompany Note, in an aggregate amount not to exceed the outstanding principal amount of such Preferred Dividend Intercompany Notes at the time of such merger.

No payments and other transfers made under clauses (II) through (VII) and (IX) of this paragraph shall reduce the amount available for Restricted Payments and Restricted Investments under the first full paragraph of this Section entitled "Limitations on Restricted Payments and Restricted Investments"; payments and other transfers made under clauses (I) and (VIII) of this paragraph shall reduce the amount available for Restricted Payments and Restricted Investments under the first full paragraph of this Section entitled "Limitations on Restricted Payments and Restricted Investments." (Section 4.09(b)).

     Restrictions on Transactions with Affiliates

     The Indenture provides that the Company shall not, and shall not permit any of its Subsidiaries or its Non-Affiliate Joint Ventures to, enter into any transaction or series of related transactions with any Affiliate of the Company, unless (i) the terms thereof are no less favorable to the Company, such Subsidiary or such Non-Affiliate Joint Venture, as the case may be, than those that could reasonably be expected to be obtained in a comparable transaction with an unrelated Person, (ii) such transaction or series of related transactions shall have been approved as meeting such standard, in good faith, by a majority of the independent members of the Board of Directors of the Company evidenced by a Board Resolution and (iii) if the amount of such transaction or the aggregate amount of such series of related transactions is greater than $10,000,000, the Company, such Subsidiary and/or such Non-Affiliate Joint Venture, as the case may be, shall have received an opinion that such transaction or series of related transactions is fair to the Company, such Subsidiary and/or such Non-Affiliate Joint Venture, as the case may be, from a financial point of view, from an independent investment banking firm of national standing selected by the Company. (Section 4.08(a)).

     The provisions contained in the preceding paragraph shall not apply to (i) the making of any Restricted Payments and Restricted Investments otherwise permitted under the caption "Limitations on Restricted Payments and Restricted Investments" (other than clause (IV) of the second paragraph thereunder), (ii) the making of payments permitted by the Tax Sharing Agreements, (iii) the making of payments to MAXXAM for reimbursement for actual services provided thereby to the Company or its Subsidiaries or Non-Affiliate Joint Ventures based on actual costs and an allocable share of overhead expenses, (iv) compensation (in the form of reasonable director's fees and reimbursement or advancement of reasonable out-of-pocket expenses) paid to any director of the Company or its Subsidiaries or Non-Affiliate Joint Ventures for services rendered in such person's capacity as a director and indemnification and directors' and officers' liability insurance in connection therewith, (v) compensation, indemnification and other benefits paid or made available to officers and employees of the Company or its Subsidiaries or Non-Affiliate Joint Ventures for services actually rendered, comparable to those generally paid or made available by entities engaged in the same or similar businesses (including reimbursement or advancement of reasonable out-of-pocket expenses and directors' and officers' liability insurance), (vi) loans to officers, directors and employees of the Company or its Subsidiaries for business or personal purposes and other loans and advances to such officers, directors and employees for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business and consistent with past practices of the Company and its Subsidiaries, (vii) any amendment to the Existing Intercompany Note that extends the maturity thereof or reduces the interest rate thereon, or any other amendment thereto that does not materially adversely affect the holders of the Notes, (viii) the dividend by the Company of all or any portion of the Existing Intercompany Note and accrued interest thereon, (ix) certain mergers, consolidations, transfers or sales permitted by the provisions of the Indenture described under "-- Merger or Consolidation" and (x) any amendment to the Tax Sharing Agreements, provided that a majority of the independent members of the Board of Directors of the Company evidenced by a Board Resolution determines that such amendment would not materially adversely affect the holders of the Notes. (Section 4.08(b)).

  Limitation on Liens

     The Indenture provides that the Company shall not, and shall not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any of their respective U.S. Fixed Assets to secure, directly or indirectly, any Indebtedness, unless the Notes are equally and ratably secured on a senior basis for so long as such secured Indebtedness is so secured.

     The Indenture provides that the foregoing provision shall not prohibit:

          (i) Liens on the Permitted Collateral securing outstanding Indebtedness permitted by the Indenture in an aggregate principal amount not to exceed the Maximum Secured Amount at the time such Indebtedness is Incurred;

          (ii) Liens in existence on the date of the issuance of the Notes after giving effect thereto which Liens, if such Liens secure a single or related items Indebtedness in a principal amount in excess of $5,000,000, are set forth in a schedule to the Indenture;

          (iii) Liens in favor of the Company or any Subsidiary Guarantor;

          (iv) Liens on U.S. Fixed Assets of a person existing at the time such person is merged into or consolidated with the Company or any Subsidiary of the Company, provided, that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any other U.S. Fixed Assets (other than Improvements thereto or thereon and any proceeds thereof) of the Company or any Subsidiary of the Company;

          (v) Liens on U.S. Fixed Assets existing at the time of acquisition thereof by the Company or any Subsidiary of the Company, provided, that such Liens were in existence prior to the contemplation of such acquisition and do not extend to any other U.S. Fixed Assets (other than Improvements thereto or thereon and any proceeds thereof) of the Company or any Subsidiary of the Company;

          (vi) Liens securing Indebtedness permitted by clauses (vii), (viii) and (ix) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock", provided, that such Liens do not extend to any U.S. Fixed Assets other than the Center for Technology in the case of clause (vii), the applicable aluminum smelter or smelters and related facilities in the case of clause (viii) and the applicable fabrication plant or plants and related facilities in the case of clause (ix), and, in each case, together with any Improvements thereto or thereon and any proceeds thereof;

          (vii) Liens securing Indebtedness permitted by clause (e) of the definition of Permitted Indebtedness;

          (viii) Liens securing the Indebtedness permitted by clauses (iii),
     (iv) or (v) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock", provided that such Liens do not extend to any U.S. Fixed Assets other than (a) Permitted Collateral (in which case the principal amount of such Indebtedness shall be included in the calculation of the Maximum Secured Amount for purposes of clause (i) of this paragraph and such Liens shall only be permitted if the requirements of clause (i) are satisfied) and (b) the Capital Stock and assets of Alpart, KJC and AJI in the case of clause (iii), the Capital Stock and assets of KAAC in the case of clause (iv), and the Capital Stock and assets of VALCO in the case of clause (v), plus, in each case, the proceeds thereof;

          (ix) Liens securing Indebtedness consisting of Capitalized Lease Obligations, mortgage financings, industrial revenue bonds or other monetary obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or installation of U.S. Fixed Assets used in the business of the Company and its Subsidiaries, or repairs, additions or Improvements to such U.S. Fixed Assets, provided, that such Liens (a) secure Indebtedness in an amount not in excess of the original purchase price or the original cost of any such U.S. Fixed Assets or repair, addition or Improvement thereto (plus an amount equal to the reasonable fees and expenses in connection with the Incurrence of such Indebtedness), (b) do not extend to any other U.S. Fixed Assets (other than Improvements thereto or thereon and any proceeds thereof) of the Company or any Subsidiary of the Company (and, in the case of a repair, addition or Improvement, such Lien extends only to the U.S. Fixed Assets (and Improvements thereto or thereon) repaired, added to or improved), and (c) secure Indebtedness incurred no later than 180 days after the acquisition or final completion of such construction, repair, addition or Improvement;

          (x) Liens securing Refinancings (in whole or in part) of any Indebtedness secured by the Liens described in clauses (ii), (iv), (v),
     (vi), (viii) or (ix) of this paragraph, and any successive Refinancings of any thereof (together with any increased amount of such Indebtedness specifically permitted pursuant to the second paragraph under "-- Limitation on Indebtedness and Preferred Stock" (to cover the reasonable fees and expenses incurred in connection with a Refinancing)), provided that each such Lien (unless otherwise permitted by this paragraph) does not extend to any additional U.S. Fixed Assets (other than Improvements thereto or thereon and any proceeds thereof);

          (xi) Liens on U.S. Fixed Assets securing Indebtedness in an aggregate principal amount not to exceed $10,000,000; and

          (xii) Liens on any U.S. Fixed Assets consisting of easements, covenants, restrictions, exceptions, reservations and similar matters which do not materially impair the use of such U.S. Fixed Assets for the uses for which it is held and which Liens are granted to secure Indebtedness secured by Liens permitted by the foregoing clauses (i) through (xi).

     The Notes will be considered equally and ratably secured on a senior basis with any other Lien if the Lien securing the Notes is of at least equal priority and covers the same U.S. Fixed Assets property or assets as such other Lien, provided, that if the Indebtedness secured by such other Lien is expressly subordinated in right and priority of payment by its terms to the Notes, the Lien securing the Notes shall be senior to such other Lien.

     Subsidiary Guarantees, Etc.

     The Indenture provides that if the Company or any Subsidiary Guarantor shall transfer or cause to be transferred, in one or a series of related transactions, any property or assets (including, without limitation, businesses, divisions, real property, assets or equipment) to any Subsidiary of the Company or to any Non-Affiliate Joint Venture of the Company, the Company shall cause such transferee Subsidiary or Non-Affiliate Joint Venture to (i) execute and deliver to the Trustee a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such transferee Subsidiary or Non-Affiliate Joint Venture shall be named as an additional Subsidiary Guarantor and (ii) deliver to the Trustee an Opinion of Counsel reasonably satisfactory to the Trustee that such supplemental indenture has been duly executed and delivered by such Person. (Section 4.12(a)).

     The provisions set forth in the immediately preceding paragraph shall not apply to the following transfers of property or assets by the Company or any Subsidiary Guarantor:

          (A) transfers of property or assets (other than cash) to Subsidiaries of the Company and Non-Affiliate Joint Ventures, provided that such transfer is made in exchange for cash in an amount equal to the Fair Market Value of such property or assets;

          (B) transfers of property or assets to Subsidiary Guarantors;

          (C) the use of the proceeds of Indebtedness described in clauses
     (iii), (iv), (v), (viii) and (ix) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock";

          (D) transfers to Alpart of the proceeds of Indebtedness described in the first paragraph under "-- Limitation on Indebtedness and Preferred Stock" to the extent that Alpart is an obligor or guarantor of such Indebtedness;

          (E) the provision of, and the payment for, goods and services, working capital and technology to Subsidiaries of the Company and Non-Affiliate Joint Ventures, in each case in the ordinary course of the businesses in which the Company or its Subsidiaries or its Non-Affiliate Joint Ventures were engaged on the date of the Indenture or reasonably related extensions thereof;

          (F) transfers of assets to a Subsidiary of the Company immediately prior to the sale of such Subsidiary;

          (G) transfers of cash or Cash Equivalents to Non-Affiliate Joint Ventures engaged or to be engaged in the business of bauxite mining and/or alumina refining and/or aluminum smelting and/or fabrication and/or reasonably related extensions thereof;

          (H) transfers of cash, Cash Equivalents, property or other assets to a Permitted Entity in exchange for Permitted Entity Securities of such Permitted Entity if, immediately after giving effect to such transfer, such Permitted Entity remains a Permitted Entity;

          (I) transfers of Capital Stock or other equity interests to the issuer of such Capital Stock or other equity interests such that immediately after giving effect to such transfer and related transfers, the proportional beneficial ownership by the transferor of the class of Capital Stock or equity interests so transferred is not reduced; and

          (J) other transfers of assets, provided that the aggregate amount thereof (if other than cash, such amount shall be the Fair Market Value of such asset at the time of such transfer), less the aggregate amount of such assets returned to the Company or any Subsidiary Guarantor (if returned other than in cash, the amount of such assets shall be the Fair Market Value of such assets at the time so returned), does not exceed, in the aggregate, the greater of (i) $25,000,000 or (ii) 5% of the Company's Consolidated Net Worth, calculated after giving effect to such transfers and returns. (Section 4.12(b)).

     The Indenture provides that the two preceding full paragraphs of this section shall not apply to any Restricted Investment or Restricted Payment otherwise permitted by the provisions described under " -- Limitations on Restricted Payments and Restricted Investments." (Section 4.12(d)).

     In addition, the Indenture provides that the Company shall not permit any Permitted Entity to cease to be a Permitted Entity except:

          (i) pursuant to a liquidation or dissolution of such Permitted Entity or a transfer of all or substantially all of the properties and assets of such Permitted Entity to its Equity Owners in proportion to their interests, including by way of merger or consolidation of such Permitted Entity with or into its sole Equity Owner;

          (ii) pursuant to a sale in compliance with the provisions described under " -- Limitation on Asset Sales" of all of the Permitted Entity Securities of such Permitted Entity held directly or indirectly by the Company or any Subsidiary Guarantor; or

          (iii) if such Permitted Entity becomes a Subsidiary Guarantor. (Section 4.12(e)).

     Notwithstanding anything in the Indenture to the contrary, VALCO shall be permitted to merge with or into, or distribute substantially all of its assets and liabilities to, a Permitted Entity, provided that, at the time of such merger or distribution, such Permitted Entity has no more than $50,000 of assets other than Capital Stock or other similar interests in VALCO. Upon the consummation of any transaction contemplated by this paragraph, the entity surviving such merger or distribution shall not be required (i) to become a Subsidiary Guarantor pursuant to the provisions described in this section or
(ii) if such entity has no assets except as contemplated in this paragraph or meets the conditions of the preceding paragraph, to remain a Permitted Entity pursuant to the terms described in this Section. (Section 4.12(f)).

     Limitation on Dividends and Other Payment Restrictions Affecting
     Subsidiaries

     The Indenture provides that the Company shall not, and shall not permit its Subsidiaries to, create or otherwise suffer to exist any consensual encumbrances or restrictions on the ability of any Subsidiary to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or any Subsidiaries of the Company or to make loans or advances or transfer any of its assets to the Company or any Subsidiary of the Company; provided, however that such restrictions shall not prohibit Permitted Dividend Encumbrances. (Section 4.13).

     Limitation on Asset Sales

     The Indenture provides that the Company shall not, and shall not permit any of its Subsidiaries to, consummate any Asset Sale unless at least 75% of the consideration therefor received by the Company or such Subsidiary (exclusive of indemnities) is in the form of cash or Cash Equivalents, provided that this sentence shall not apply to the sale or disposition of assets as a result of a foreclosure (or a secured party taking ownership of such assets in lieu of foreclosure) or as a result of an involuntary proceeding in which the Company cannot, directly or through its Subsidiaries, direct the type of proceeds received. The amount of (a) any liabilities of the Company or any Subsidiary of the Company that are actually assumed by the transferee in such Asset Sale, or for which the Company and its Subsidiaries are fully released, shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company or its Subsidiaries and (b) any notes or other obligations received by the Company or any Subsidiary of the Company from such transferee that are immediately converted (or are converted within thirty days of the related Asset Sale) by the Company or such Subsidiary into cash shall be deemed to be cash for purposes of determining the percentage of cash consideration received by the Company or its Subsidiaries. (Section 4.14(a)).

     The Indenture further provides that the Company shall apply any Net Cash Proceeds received after the date of the Indenture to (A) the prepayment of Indebtedness in respect of or under the New Credit Agreement and any other Indebtedness of the Company (other than the Notes) entitled to receive payment pursuant to the terms thereof (excluding Indebtedness that is subordinated by its terms to the Notes or the Guarantee thereof) (the "Specified Pari Passu Indebtedness"), unless the holders thereof elect not to receive such prepayment and (B) an offer to purchase (an "Asset Sale Offer") the then outstanding Notes, on any Business Day occurring no later than 175 days after the receipt by the Company (or any of its Subsidiaries, if applicable) of such Net Cash Proceeds (the "Asset Sale Purchase Date," which date shall be deferred to the extent necessary to permit the Asset Sale Offer to remain open for the period required by applicable law), at a price (the "Asset Sale Purchase Price") equal to 100% of the principal amount thereof together with accrued interest, if any, to but not including the Asset Sale Purchase Date pursuant to the provisions set forth below. Such Asset Sale Offer with respect to the Notes shall be in an aggregate principal amount (the "Asset Sale Offer Amount") equal to the Net Cash Proceeds (rounded down to the nearest $1,000) from the Asset Sales to which the Asset Sale Offer relates multiplied by a fraction, the numerator of which is the principal amount of the Notes outstanding (determined as of the close of business on the day immediately preceding the date notice of such Asset Sale Offer is mailed) and the denominator of which is the principal amount of the Notes outstanding plus the aggregate principal amount of Indebtedness under the New Credit Agreement and the Specified Pari Passu Indebtedness outstanding (determined as of the close of business on the day immediately preceding the date notice of such Asset Sale Offer is mailed). If (x) no Indebtedness is outstanding in respect of or under the New Credit Agreement or the Specified Pari Passu Indebtedness or (y) the holders of such Indebtedness entitled to receive payment elect not to receive the payments provided for in the previous

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sentence, or (z) the application of such Net Cash Proceeds results in the complete prepayment of such Indebtedness, then in each case any remaining portion of such Net Cash Proceeds will be required to be applied to an Asset Sale Offer to purchase the Notes. (Section 4.14(b)).

     Notice of an Asset Sale Offer shall be mailed by the Company to all holders at their last registered address within 145 days of the receipt by the Company or any of its Subsidiaries of such Net Cash Proceeds. The Asset Sale Offer shall remain open from the time of mailing until the last Business Day before the Asset Sale Purchase Date, but in no event for a period less than twenty-four days or less than that required by applicable law. The notice shall state, among other things, (1) that holders will be entitled to withdraw their election if the Trustee receives, not later than one Business Day prior to the Asset Sale Purchase Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of the Notes the holder delivered for purchase, the certificate number of each Note the holder delivered for purchase and a statement that such holder is withdrawing his, her or its election to have such Notes purchased and (2) that if Notes in a principal amount in excess of the Asset Sale Offer Amount are surrendered pursuant to the Asset Sale Offer, the Company shall purchase Notes on a pro rata basis (with such adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1,000 or integral multiples thereof shall be acquired). (Section 4.14(c)).

     Notwithstanding the foregoing, the Company shall not be required to make an Asset Sale Offer until the aggregate amount of Net Cash Proceeds so to be applied pursuant to this covenant exceeds $25,000,000 (the "Twenty-Five Million Threshold") and then the total amount of such Net Cash Proceeds shall be required to be so applied in accordance with this covenant. The Company may credit against its obligation to offer to repurchase Notes pursuant to this covenant the principal amount of Notes acquired or held by the Company subsequent to the date of the Asset Sale giving rise to such Asset Sale Offer and surrendered for cancellation or redeemed or called for redemption subsequent to such date and not previously used to satisfy any obligation of the Company to redeem or offer to purchase Notes. In no event shall any Net Cash Proceeds that are applied to an Asset Sale Offer be required to be applied to more than one Asset Sale Offer. (Section 4.14(c)).

     The Indenture further provides that, notwithstanding the foregoing, the Company shall have no obligation to make an Asset Sale Offer, if, and to the extent, the Company or any of its Subsidiaries commits within 140 days of the receipt of such Net Cash Proceeds to reinvest (whether by acquisition of an existing business or expansion, including, without limitation, capital expenditures) such Net Cash Proceeds in one or more of the lines of business (including capital expenditures) in which the Company or its Subsidiaries or its Non-Affiliate Joint Ventures were engaged on the date of the Indenture or reasonably related extensions of such lines of business, provided that such Net Cash Proceeds are substantially so utilized no later than the last day of the twelfth consecutive month (or, in the event the amount of such Net Cash Proceeds from a single Asset Sale or series of related Asset Sales exceeds $200,000,000, the twenty-fourth consecutive month) following the month in which such Net Cash Proceeds are received (Section 4.16(d)).

     The Indenture further provides that notwithstanding the foregoing, if an Asset Sale consists of a sale of (i) all or a portion of the property, plant or equipment of the Company's Gramercy alumina refinery whether now owned or hereafter acquired, or any proceeds thereof or (ii) any U.S. Fixed Assets acquired after the date of the Indenture which do not constitute Permitted Collateral, the Company shall make an Asset Sale Offer with the Net Cash Proceeds received from such Asset Sale (without regard to the Twenty-Five Million Threshold) to the extent the Company has not committed within 140 days of the receipt of such Net Cash Proceeds to reinvest (whether by acquisition of an existing business or expansion, including, without limitation, capital expenditures) such Net Cash Proceeds in U.S. Fixed Assets (other than Permitted Collateral), provided that such Net Cash Proceeds are substantially so utilized no later than the last day of the twelfth consecutive month (or, in the event the amount of such Net Cash Proceeds from a single Asset Sale or series of related Asset Sales exceeds $200,000,000, the twenty-fourth consecutive month) following the month in which such Net Cash Proceeds are received.

SEC REPORTS

     The Company shall file with the Trustee, within 15 days after it is required to file them with the Commission, copies of the annual reports and of the information, documents and other reports (or copies of

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

such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirements of Section 13 or 15(d) of the Exchange Act, the Company shall nonetheless file with the Commission and the Trustee copies of such annual reports and such information, documents and other reports as it would file if it were subject to the requirements of Section 13 or 15(d) of the Exchange Act.

MODIFICATION OF INDENTURE

     With the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes, the Trustee and the Company may execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture or modify in any manner the rights of the holders of the Notes; provided, however, that without the consent of each holder of an outstanding Note affected, no such supplemental indenture shall (i) extend the stated maturity of any Note, reduce the interest rate, extend the time or alter the manner of payment of interest thereon, reduce the principal amount thereof or alter the timing of or reduce any premium payable upon the redemption thereof or reduce the amount payable thereon in the event of acceleration or the amount payable in bankruptcy, or (ii) reduce the aforesaid percentage of aggregate principal amount of Notes the consent of the holders of which is required for any such supplemental indenture (Section 10.02). The Company and the Trustee may, without the consent of any holder of the Notes, amend or supplement the Indenture for certain limited purposes, including the cure of any ambiguity or the correction of any defect or inconsistency in the Indenture. (Section 10.01).

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

     An Event of Default is defined in the Indenture as (i) default in the payment of principal, Change of Control Purchase Price, Asset Sale Purchase Price or premium (if any) with respect to the Notes, as and when the same shall become due and payable either at maturity, upon redemption or purchase by the Company by declaration or otherwise, (ii) default in payment of any installment of interest on any of the Notes as and when the same shall become due and payable and such default continues for 30 days, (iii) failure on the part of the Company, duly to observe or perform in any material respect any other of the covenants or agreements on the part of the Company in the Notes or in the Indenture for a period of sixty days after the date on which written notice of such failure, which notice must specify the failure, demand it be remedied and state that the notice is a "Notice of Default," shall have been given to the Company by the Trustee by registered mail, which notice the Trustee shall give upon receipt of requests to do so by the holders of at least 25% of the aggregate principal amount of the Notes at the time outstanding, or to the Company and the Trustee by the holders of at least 25% of the aggregate principal amount of the Notes at the time outstanding, (iv) a default under any mortgage, indenture or instrument under which there may be issued, secured or evidenced any indebtedness for money borrowed by the Company or any Subsidiary, whether such Indebtedness now exists or shall hereafter be created, in an aggregate principal amount exceeding $25,000,000, which default (a), in the case of a failure to make payment on any such indebtedness, shall not have been waived, cured or otherwise ceased to exist within 30 days thereafter, or (b) in the case of any default other than a payment default referred to in clause (a), shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or with respect to which the principal amount remains unpaid upon its stated maturity; (v) a final judgment which, together with other outstanding final judgments against the Company and its Significant Subsidiaries, exceeds an aggregate of $25,000,000 (to the extent such judgments are not covered by valid and collectible insurance from solvent unaffiliated insurers) shall be entered against the Company and/or its Significant Subsidiaries and (a) within 30 days after entry thereof, judgments exceeding such amount shall not have been discharged, settled or bonded or execution thereof stayed pending appeal or, within 30 days after the expiration of any such stay, such judgments exceeding such amount shall not have been discharged, settled or bonded or execution thereof stayed or (b) an enforcement proceeding shall have been commenced (and not discharged, settled or bonded or execution thereof stayed) by any creditor upon judgments exceeding such amount; (vi) certain events of bankruptcy, insolvency, receivership or reorganization and (vii) the Guarantee having been held unenforceable or invalid with respect to any Subsidiary Guarantor by a final non-appealable order or judgment issued by a court of competent jurisdiction or having ceased for any reason to be in full force and effect with respect to any Subsidiary Guarantor, or any Subsidiary Guarantor or any person acting by or on behalf of any Subsidiary Guarantor having denied or disaffirmed its obligations under the Guarantee. (Section 6.01).

     The Indenture provides that, if an Event of Default shall have occurred and be continuing, either the Trustee or the holders of 25% of the aggregate principal amount of the Notes then outstanding may declare the entire principal of and interest on the Notes to be due and payable immediately. Upon the occurrence of certain events of bankruptcy, insolvency, receivership or reorganization, principal of and interest on the Notes will become due and payable without necessity of action on the part of the Trustee or the holders of the Notes. Prior to the declaration of the maturity of the Notes as provided in the preceding sentences, the holders of a majority of the aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past default under the Indenture and its consequences, except a default in the payment of principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price or interest on any of the Notes or a default under Article Four of the Indenture or any other covenant or provision of the Indenture which under Article Ten cannot be modified or amended without the consent of the holder of each outstanding Note. In the case of any such waiver, the Company, the Trustee and the holders of the Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

MERGER OR CONSOLIDATION

     The Indenture provides that the Company may consolidate or merge with or into any other corporation or corporations or sell or convey all or substantially all of its property to any other corporation whether in a single transaction or in a series of transactions; provided, however, that any such consolidation, merger, sale or conveyance shall be upon the condition that (a) immediately after giving effect to such consolidation, merger, sale or conveyance, the corporation formed by or surviving any such consolidation or merger, or to which such sale or conveyance shall have been made, whether the Company or such other corporation (the "surviving corporation"), shall not be in default in the performance or observance of any of the terms, covenants and conditions of the Indenture to be kept or performed by the Company, (b) the surviving corporation (if other than the Company) shall be a corporation organized under the laws of the United States or any State thereof, (c) immediately after giving effect to such consolidation, merger, sale or conveyance, the surviving corporation (whether the Company or such other corporation) could Incur $1.00 of Indebtedness pursuant to provisions described in the first paragraph under "-- Limitation on Indebtedness and Preferred Stock," (d) the surviving corporation (if other than the Company) shall expressly assume the obligations of the Company by supplemental indenture complying with the requirements of the Indenture satisfactory in form to the Trustee and (e) immediately after giving effect to such consolidation, merger, sale or conveyance, the surviving corporation (whether the Company or such other corporation) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction. (Section 11.01(a)).

     The Indenture further provides that, notwithstanding the foregoing, (i) the Company may consolidate or merge with or into, or sell or convey all or substantially all of its property to, KAC; provided, however, that the surviving corporation (if other than the Company) shall expressly assume by supplemental indenture complying with the requirements of the Indenture, the due and punctual payment of the principal premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price and interest on all of the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed or observed by the Company and
(ii) the Company may consolidate or merge with or into, or sell or convey all or substantially all of its property to, a Subsidiary Guarantor; provided, that the surviving corporation (if other than the Company) shall expressly assume by supplemental indenture complying with the requirements of the Indenture, the due and punctual payment of the principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price and interest on all of the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed or observed by the Company. (Section 11.01(b)).

     The Indenture provides that, notwithstanding any other provision of the Indenture (i) a Subsidiary Guarantor may consolidate or merge with or into, or sell or convey all or substantially all of its property to, the

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

Company, provided, that the surviving corporation (if other than the Company) shall expressly assume by supplemental indenture complying with the requirements of the Indenture, the due and punctual payment of the principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price and interest on all of the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed or observed by the Company and (ii) a Subsidiary Guarantor may consolidate or merge with or into, or sell or convey all or substantially all of its property to, any other Subsidiary Guarantor. (Section 15.03(a)).

     The Indenture further provides that a Subsidiary Guarantor may merge or consolidate with or into any other corporation or corporations (whether or not affiliated with such Subsidiary Guarantor), or sell or convey its property as an entirety or substantially as an entirety to any other corporation or corporations (whether or not affiliated with such Subsidiary Guarantor); provided, that (i) in the event that the surviving corporation is a Subsidiary of the Company, then (a) such surviving corporation (if other than such Subsidiary Guarantor) shall be a corporation organized under the laws of the United States of America or any State thereof, (b) such surviving corporation (if other than such Subsidiary Guarantor) shall assume the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by such Subsidiary Guarantor by supplemental indenture complying with the requirements of the Indenture, (c) immediately after giving effect to such consolidation, merger, sale or conveyance, the Company could Incur $1.00 of Indebtedness pursuant to Section 4.10(a) of the Indenture and (d) immediately after giving effect to such consolidation, merger, sale or conveyance, the surviving corporation (whether such Subsidiary Guarantor or such other corporation) shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of such Subsidiary Guarantor immediately prior to such transaction; and (ii) in the event that the surviving corporation is not a Subsidiary of the Company, then such consolidation, merger, sale or conveyance shall otherwise have been made in compliance with the terms of the Indenture. (Section 15.03(b)).

SATISFACTION AND DISCHARGE

     If at any time (a) the Company delivers all the outstanding Notes to the Trustee for cancellation, other than destroyed, lost or stolen Notes, or (b) all Notes have become due and payable, or will be or may be redeemed or will mature within one year, and the Company has deposited with the Trustee money or certain direct, non-callable obligations of, or guaranteed by, the United States sufficient to pay all such Notes, upon redemption or at maturity, together with all other sums due under the Indenture, the Company may terminate all of its obligations under the Indenture, other than its obligations to pay the principal of, premium, if any, Change of Control Purchase Price, Asset Sale Purchase Price and interest on the Notes and certain other obligations (Section 12.01).

CERTAIN DEFINITIONS

     The term "14 1/4% Senior Subordinated Notes" means the Company's 14 1/4% Senior Subordinated Notes Due 1995, as amended, which were retired in 1993 and are no longer outstanding as of the date of the Indenture.

     The term "14 1/4% Senior Subordinated Note Indenture" means the 14 1/4% Senior Subordinated Note Indenture, dated as of December 21, 1989, among the Company, as issuer, the parties named therein as and, if applicable, thereafter becoming, subsidiary guarantors, and The Bank of New York, a New York banking corporation, as trustee, as amended or supplemented from time to time in accordance with the terms thereof.

     The term "Affiliate" means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with a specified Person; provided, however, that the term Affiliate shall not include the Company, any Subsidiary of the Company or any Non-Affiliate Joint Venture of the Company so long as no Affiliate of the Company has any direct or indirect interest therein, except through the Company and/or its Subsidiaries and/or its Non-Affiliate Joint Ventures. For the purpose of this definition, control when used with respect to any specified Person means the possession of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms controlling and controlled have meanings correlative to the foregoing. The

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

fact that an Affiliate of a Person is a partner of a law firm that renders services to such Person or its Affiliates does not mean that the law firm is an Affiliate of such Person.

     The term "Asset Sale" means any sale, transfer or other disposition (including, without limitation, dispositions pursuant to a merger, consolidation or sale and leaseback transaction of any assets (other than cash or Cash Equivalents) on or after the date of the initial issuance of the Notes by the Company or any of its Subsidiaries to any Person other than the Company or any of its Subsidiaries or any Non-Affiliate Joint Venture; provided, however, that solely for the purposes of the definition of Consolidated Cash Flow Available for Fixed Charges, the term Asset Sale shall exclude dispositions pursuant to a sale and leaseback transaction if the lease under such sale and leaseback transaction is required to be classified and accounted for as a Capitalized Lease Obligation; and provided, further, that the term Asset Sale shall not include a Refinancing Sale and Leaseback Transaction) of any assets (other than cash or Cash Equivalents); and provided further, that the following sales, transfers or other dispositions of assets shall not be an "Asset Sale" hereunder:

          (A) in the ordinary course of business of the Company and its Subsidiaries;

          (B) in a single transaction or group of related transactions, the gross proceeds of which (exclusive of indemnities) do not exceed $10,000,000 (such proceeds, to the extent non-cash, to be determined in good faith by the Board of Directors of the Company);

          (C) resulting from the creation, incurrence or assumption of (but not any foreclosure with respect to) any Lien not prohibited by the provisions described under "-- Limitation on Liens";

          (D) in connection with any consolidation or merger of the Company or any Subsidiary Guarantor or sale of all or substantially all of the property of the Company or any Subsidiary Guarantor in compliance with applicable provisions of the Indenture;

          (E) by a Subsidiary to its stockholders not prohibited by the Indenture;

          (F) which are Restricted Investments or Restricted Payments permitted by the provisions described under "-- Limitations on Restricted Payments and Restricted Investments"; or

          (G) which consist of extensions, modifications, renewals or exchanges of Restricted Investments pursuant to clause (b) of the definition thereof, so long as neither the Company nor any of its Subsidiaries receives any cash proceeds as a result of such transaction.

     The term "Attributable Debt" means, with respect to a Refinancing Sale and Leaseback Transaction, as of the date of consummation of such transaction, the greater of (a) the Fair Market Value of the property subject to such Refinancing Sale and Leaseback Transaction and (b) the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Refinancing Sale and Leaseback Transaction (including any period for which such lease has been extended).

     The term "Bank" means any of the financial institutions that are, or from time to time become, lenders under the New Credit Agreement.

     The term "Bank Agent" means BankAmerica Business Credit, Inc., as agent under the New Credit Agreement, and any successor agent appointed under the New Credit Agreement or any agent under any agreement or agreements pursuant to which Indebtedness under the New Credit Agreement has been renewed, extended, refunded, replaced, restructured or refinanced (or successively renewed, extended, refunded, replaced, restructured or refinanced) and as to whom the Company has notified the Trustee and the noteholders pursuant to the terms of the Indenture.

     The term "Bank Guarantors" means each of the following Persons, as long as such Person guarantees any Indebtedness under the New Credit Agreement: Akron Holding Company, an Ohio corporation, Kaiser Aluminum & Chemical Investment, Inc., a Delaware corporation, Kaiser Aluminum Properties, Inc., a Delaware corporation, Kaiser Aluminum Technical Services, Inc., a California corporation, Oxnard Forge Die Company, Inc., a California corporation, Kaiser Aluminum International, Inc., a Delaware corporation, KAC,

KFC, each of their respective successors, each Subsidiary Guarantor and each Non-Recourse Guarantor so long as such Non-Recourse Guarantor does not constitute a Subsidiary Guarantor and would not be required to become a Subsidiary Guarantor hereunder.

     The term "CARIFA Financing" means the $60,000,000 CBI Industrial Revenue Bonds, Caribbean Basin Projects Financing Authority CBI Industrial Revenue Bonds 1991 Series A and Series B (Alumina Partners of Jamaica Project) issued pursuant to that certain Bond Purchase Agreement dated as of December 1, 1991, among the Caribbean Basin Projects Financing Authority, Alumina Partners of Jamaica and PaineWebber Incorporated of Puerto Rico, and any letters of credit supporting such bonds.

     A "Change of Control" shall be deemed to have occurred at such time as MAXXAM, directly or indirectly, shall cease to have (other than by reason of the existence of a Lien but including by reason of the foreclosure of or other realization upon a Lien) direct or indirect sole beneficial ownership (as defined under Regulation 13d-3 of the Exchange Act as in effect on the date of the Indenture) of at least 40% of the total Voting Stock, on a fully diluted basis, of the Company; provided, however, that such ownership by MAXXAM, directly or indirectly, of 30% or greater, but less than 40%, of the total Voting Stock, on a fully diluted basis, of the Company shall not be a Change of Control if MAXXAM, through direct representation or through Persons nominated by it, controls a majority of the Board of Directors of the Company necessary to effectuate any actions by the Board of Directors of the Company; and provided, further, that the foregoing minimum percentages shall be deemed not satisfied if any Person or group (as defined in Section 13(d)(3) of the Exchange Act as in effect on the date of the Indenture) shall, directly or indirectly, own more of the total Voting Stock entitled to vote generally in the election of directors of the Company than MAXXAM.

     The term "Consolidated Amortization Expense" means, with respect to any Person for any period, the amortization expense (including without limitation goodwill, deferred financing charges and other intangible items) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     The term "Consolidated Cash Flow Available for Fixed Charges" means, with respect to any Person for any period, the sum of the amounts for such period of
(i) Consolidated Net Income, (ii) Consolidated Fixed Charges, (iii) Consolidated Income Tax Expense (other than income taxes (including credits) with respect to items of Net Income not included in the definition of Consolidated Net Income),
(iv) Consolidated Depreciation Expense, (v) Consolidated Amortization Expense and (vi) any other non-cash items reducing Consolidated Net Income, minus any non-cash items increasing Consolidated Net Income, all as determined on a consolidated basis for such Person and its Subsidiaries in accordance with GAAP; provided, however, that (x) if, during such period, such Person or any of its Subsidiaries shall have engaged in any Asset Sale, Consolidated Cash Flow Available for Fixed Charges of such Person and its Subsidiaries for such period shall be reduced by an amount equal to the Consolidated Cash Flow Available for Fixed Charges (if positive) directly attributable to the assets that are the subject of such Asset Sale for such period, or increased by an amount equal to the Consolidated Cash Flow Available for Fixed Charges (if negative) directly attributable to the assets that are the subject of such Asset Sale for such period and (y) if, during such period, such Person or any of its Subsidiaries shall have acquired any material assets out of the ordinary course of business, Consolidated Cash Flow Available for Fixed Charges shall be calculated on a pro forma basis as if such asset acquisition and related financing had occurred at the beginning of such period.

     The term "Consolidated Depreciation Expense" means, with respect to any Person for any period, the depreciation and depletion expense (including without limitation the amortization expense associated with Capitalized Lease Obligations) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     The term "Consolidated Fixed Charge Coverage Ratio" means, with respect to any Person as of the date of the transactions giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date"), the ratio of (i) the aggregate amount of Consolidated Cash Flow Available for Fixed Charges of such Person for the four fiscal quarters immediately prior to the Transaction Date for which financial information in respect thereof is available to (ii) the aggregate Consolidated Fixed Charges of such Person for the fiscal quarter in which the Transaction Date occurs and the three fiscal quarters immediately subsequent to such fiscal quarter to be accrued during such period (based upon the pro forma amount of Indebtedness to be outstanding on the Transaction Date), assuming for the purposes of this measurement that the interest rates on which floating interest rate obligations of such Person are based equal such rates in effect on the Transaction Date; provided, however, that if the Company or any of its Subsidiaries has incurred Interest Hedging Obligations (as defined in the Indenture) which would have the effect of changing the interest rate on any Indebtedness for such four quarter period (or any portion thereof), the resulting rate shall be used for such four quarter period or portion thereof; and provided, further, that any Consolidated Fixed Charges with respect to Indebtedness incurred or for which such Person otherwise becomes liable during the fiscal quarter in which the Transaction Date occurs shall be calculated as if such Indebtedness was so incurred on the first day of the fiscal quarter in which the Transaction Date occurs.

     The term "Consolidated Fixed Charges" means (without duplication), with respect to any Person for any period, the sum of:

          (i) the interest expense of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (less, to the extent included therein, (a) the portion of the interest expense required to be funded or economically borne by the Company's minority partners in the Company's joint venture and (b) interest expense related to the PIK Note);

          (ii) all fees, commissions, discounts and other charges of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP, with respect to letters of credit and bankers' acceptances and the costs (net of benefits) associated with Interest Hedging Obligations;

          (iii) the aggregate amount of dividends paid or other similar distributions made by such Person and its Subsidiaries during such period with respect to preferred stock (including preference stock) of such Person or its Subsidiaries determined on a consolidated basis in accordance with GAAP; and

          (iv) amortization or write-off of debt discount in connection with any Indebtedness of such Person and its Subsidiaries, determined on a consolidated basis in accordance with GAAP (excluding, to the extent otherwise included, (A) the amortization or write-off of any deferred financing costs in connection with the amendment or refinancing of the New Credit Agreement and the Credit Agreement and/or the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes and (B) the amortization or write-off of any debt discount and the premiums paid in excess of the principal amount in connection with the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes).

     The term "Consolidated Income Tax Expense" means (without duplication), with respect to any Person for any period, the aggregate of the income tax expense (net of applicable credits) of such Person and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     The term "Consolidated Net Income" means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period taken as a single accounting period, all as determined on a consolidated basis in accordance with GAAP, excluding (in each case to the extent otherwise included):

          (i) extraordinary gains but not extraordinary losses and excluding gains from extinguishment of debt;

          (ii) the Net Income of any Person that is not a Subsidiary of such Person or that is accounted for on the equity method of accounting, except to the extent of the amount of dividends or other distributions (other than dividends or distributions of Capital Stock) actually paid to such Person or any of its Subsidiaries by such other Person during such period;

          (iii) except to the extent included by clause (ii), the Net Income of any Person accrued prior to the date it becomes a Subsidiary of such Person or is merged into or consolidated with such Person or any of its Subsidiaries or that Person's assets are acquired by such Person or any of its Subsidiaries;

          (iv) the Net Income of any Subsidiary of such Person during such period (A) to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary of such Net Income is not at the time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or (B) in the case of a foreign Subsidiary or a Subsidiary with significant foreign source income, to the extent such Net Income has not been distributed to such Person and such distribution would result in a material tax liability not otherwise deducted from the calculation of Consolidated Net Income whether or not such deduction is required by GAAP;

          (v) net after tax gains from Asset Sales (but not excluding the net after tax losses from Asset Sales); and

          (vi) interest income arising from the Existing Intercompany Note, except to the extent such interest income is actually received by the Company in cash;

provided, however, that (1) in determining Consolidated Net Income with respect to the Company there shall be disregarded (a) any charge with respect to premiums paid in excess of the principal amount in connection with the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes and (b) the amortization or write-off of any unamortized deferred financing costs and debt discount (other than original issue discount with respect to Indebtedness Incurred after the date hereof) in connection with the amendment or refinancing of the New Credit Agreement and the Credit Agreement and/or the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes and (2) the Net Income of each of the Specified Parties otherwise included in the Consolidated Net Income of the Company shall not be subject to any of the limitations contained in clauses (ii) and (iv)(B) of this definition so long as the Company's cash management and intercompany practices with respect to such entity, as the case may be, for such period are consistent with past practice.

     The term "Consolidated Net Worth" means, with respect to any Person as of any date, the total stockholders' equity of such Person as of such date plus the amount of Indebtedness outstanding under the PIK Note as of such date, less, to the extent otherwise included, amounts attributable to Redeemable Stock and, in the case of the Company, the amount attributable to the Existing Intercompany Note, in each case determined on a consolidated basis in accordance with GAAP; provided, however, that in determining Consolidated Net Worth with respect to the Company there shall be disregarded (i) any charge with respect to premiums paid in excess of the principal amount in connection with the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes and (ii) the amortization or write-off of any unamortized deferred financing costs or debt discount (other than original issue discount with respect to Indebtedness Incurred after the date hereof) in connection with the amendment or refinancing of the New Credit Agreement and the Credit Agreement and/or the repurchase, defeasance or redemption of the 14 1/4% Senior Subordinated Notes.

     The term "Defaulting Equity Owner" means, with respect to any Permitted Entity, any Equity Owner who causes an Equity Owner Default.

     The term "Equity Owner" means, with respect to any Permitted Entity, any holder of an Ownership Interest in such Permitted Entity.

     The term "Equity Owner Default" means, with respect to any issuance of Permitted Entity Securities to the Equity Owners of a Permitted Entity, the failure by one or more of such Equity Owners to acquire such Permitted Entity Securities in an amount corresponding to at least its Ownership Interest of such Permitted Entity and, as a result thereof, such Equity Owner becomes subject to, directly or indirectly, a dilution of its interest in the future net income of such Permitted Entity and/or a penalty pursuant to the terms of the governing documents of such Permitted Entity.

     The term "Existing Intercompany Note" means the Non-Negotiable Intercompany Note, dated December 21, 1989, issued by KAC to the Company in an initial principal amount of $818,585,280, as such Non-Negotiable Intercompany Note may be amended.

     The term "Fair Market Value" means, with respect to any property other than cash, the fair market value of such property as determined in good faith by the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution; provided, however, that, in the event the Company makes a payment in the form of or otherwise transfers property other than cash to, or receives property other than cash from, an Affiliate in an amount in excess of $10,000,000, the Company, in addition, shall have received an opinion from an independent investment banking firm of national standing selected by the Company to the effect that the Board of Directors' determination of fair market value is fair.

     The term "GAAP" means generally accepted accounting principles as in effect on December 31, 1992, and used in the preparation of the Company's consolidated balance sheet at such date and the Company's statements of consolidated income and cash flows for the year then ended, but in any event (i) giving effect to, but excluding the effect of any one-time charge related to the implementation of, Statement of Financial Accounting Standards No. 106 (Employers' Accounting for Postretirement Benefits Other Than Pensions) and (ii) giving effect to Statement of Financial Accounting Standards No. 109 (Accounting for Income Taxes).

     The term "Improvements" means any accessories, accessions, additions, attachments, substitutions, replacements, improvements, parts and other property now or hereafter affixed to any U.S. Fixed Assets or used in connection therewith.

     The term "Indebtedness" means, with respect to any Person at any date, any of the following (without duplication):

          (a) the principal amount of all obligations (unconditional or contingent) of such Person for borrowed money (whether or not recourse is to the whole of the assets of such person or only to a portion thereof) and the principal amount of all obligations (unconditional or contingent) of such Person evidenced by debentures, notes or other similar instruments (including, without limitation, reimbursement obligations with respect to letters of credit and bankers' acceptances);

          (b) all obligations of such Person to pay the deferred purchase price of property or services, except (x) accounts payable and other current liabilities arising in the ordinary course of business and (y) compensation, pension obligations and other obligations arising from employee benefits and employee arrangements;

          (c) Capitalized Lease Obligations of such Person;

          (d) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed or guaranteed by such Person;

          (e) preferred stock (including preference stock) that is Redeemable Stock (the amount of the Indebtedness in respect of such preferred stock to be equal to the aggregate liquidation value thereof);

          (f) all Indebtedness of others guaranteed by such Person;

          (g) pension obligations and other similar obligations arising from employee benefits, to the extent unfunded and assumed by such Person after the date of the initial issuance of the Notes in the acquisition, by such Person, of the assets or Capital Stock of another Person ("Assumed Pension Obligations"); and

          (h) all obligations under Refinancing Sale and Leaseback Transactions;

and the amounts thereof shall be the outstanding balance of any such unconditional obligations as described in clauses (a) through (f) (other than clause (d)), and the maximum liability of any such contingent obligations at such date (other than with respect to clause (d)) and, in the case of clause
(d), the lesser of the fair market value at such date of any asset subject to any Lien securing the Indebtedness of others and the amount of the Indebtedness secured and, in the case of clause (g), the amount of Assumed Pension Obligations shall be the amount determined by the Company in good faith as evidenced by a certificate of the Chief Financial Officer of the Company delivered to the Trustee and, in the case of clause (h), the Attributable Debt with respect to such Refinancing Sale and Leaseback Transactions; provided, however, that Indebtedness shall not include:

          (A) the obligations of such Person and/or any of its Subsidiaries to purchase or sell goods, services or technology utilized in their bauxite, aluminum and alumina business and related extensions thereof, including on a take-or-pay basis, pursuant to agreements entered into in the ordinary course of business consistent with past practice or to fund or guarantee the obligations of National Refractories & Minerals Corporation or any of its Affiliates in an aggregate principal amount at any time outstanding not exceeding $7,500,000;

          (B) obligations of such Person arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two Business Days of their incurrence (or, in the case of foreign overdrafts, within five Business Days of their incurrence) unless covered by an overdraft credit line;

          (C) obligations of such Person resulting from the endorsement of negotiable instruments for collection in the ordinary course of business;

          (D) Indebtedness consisting of stand-by letters of credit to the extent collateralized by cash or Cash Equivalents; and

          (E) Liens on assets of KAAC granted to secure Indebtedness of QAL, provided that such Liens are (i) in existence on the date of the Indenture,
     (ii) similar in all material respects to Liens in existence on the date of the Indenture or (iii) not on assets consisting of cash, Cash Equivalents or fixed assets and such assets are used or to be used in connection with the business of QAL.


     The term "Maximum Secured Amount" means, at any time (i) $300,000,000, plus
(ii) Net Betterments at such time, plus (iii) the outstanding amount of Indebtedness relating to the CARIFA Financing, secured by a Lien on Permitted Collateral, but in no event more than $43,000,000, minus (iv) in the event of a sale of Permitted Collateral which is subject to a Lien permitted by clause (i) under "-- Limitation on Liens," the amount, if any, of the net proceeds thereof required to be applied to a permanent repayment or commitment reduction in respect of the Indebtedness secured by such Lien, minus (v), in the event of the Refinancing of any Indebtedness secured by a Lien permitted by clause (i) under "-- Limitation on Liens," the lesser of (A) the amount of Indebtedness, if any, not secured by Permitted Collateral which Refinances, in whole or in part, such Indebtedness secured by a Lien permitted by clause (i) under "-- Limitation on Liens" and (B) the amount, if any, by which the Maximum Secured Amount immediately prior to such Refinancing, in whole or in part, of such Indebtedness secured by a Lien permitted by clause (i) under "-- Limitation on Liens" exceeds the aggregate amount of Indebtedness which is secured by a Lien on Permitted Collateral permitted by clause (i) or clause (viii)(a) under "-- Limitation on Liens" after giving effect to such Refinancing.



     The term "Net Betterments" means the amount, if any, by which capital expenditures (determined in accordance with GAAP) by the Company or any of its Subsidiaries in respect of the Permitted Collateral on a cumulative basis for the period from the date of the Indenture, through the date of determination in excess of depreciation (determined in accordance with GAAP) in respect of the Permitted Collateral on a cumulative basis for such period (provided, however, that with respect to any Permitted Collateral existing at the time of the Merger, the depreciation shall be the historical depreciation before adjustments to reflect the acquisition of the Company in the Merger), but in no event less than zero, provided, that in the event any Permitted Collateral ceases to constitute Permitted Collateral in accordance with the definition thereof, only the amount of Net Betterments in respect of such Permitted Collateral at such time shall be included in any subsequent calculation of Net Betterments and provided, further, that (a) Improvements which are subject to a Lien permitted by clause (iv), (v) or (vi) under "-- Limitation on Liens" and (b) U.S. Fixed Assets to the extent subject to a Lien permitted by clause (ix) under "-- Limitation on Liens" shall not be included in the determination of Net Betterments.


     The term "Net Cash Proceeds" means cash payments received (but if received in a currency other than United States dollars, such payments shall not be deemed received until the earliest time at which such currency is, or could freely be, converted into United States dollars) by or on behalf of the Company and/or any of its Subsidiaries (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise or the cash realization of any non-cash proceeds of any Asset Sale, but, in each case, only as and when, and to the extent, received) from an Asset Sale, in each case net of:

          (i) all legal, title and recording tax expenses, commissions, consulting fees, investment banking, broker's and accounting fees and expenses and fees and expenses incurred in obtaining regulatory approvals in connection with such Asset Sale;

          (ii) the amounts of (A) any repayments of debt secured, directly or indirectly, by Liens on the assets which are the subject of such Asset Sale or (B) any repayments of debt associated with such assets which is due by reason of such Asset Sale (i.e., such disposition is permitted by the terms of the instruments evidencing or applicable to such debt, or by the terms of a consent granted thereunder, on the condition that the proceeds (or portion thereof) of such disposition be applied to such debt), provided, that this clause (B) shall not apply with respect to any U.S. Fixed Assets that do not constitute Permitted Collateral and, in the case of clauses (A) and (B), other fees, expenses and other expenditures, in each case, reasonably incurred as a consequence of such repayment of debt (whether or not such fees, expenses or expenditures are then due and payable or made, as the case may be);

          (iii) all amounts deemed appropriate by the Company (as evidenced by a signed certificate of the Chief Financial Officer of the Company delivered to the Trustee) to be provided as a reserve, in accordance with GAAP ("GAAP Reserves"), against any liabilities associated with such assets which are the subject of such Asset Sale;

          (iv) all foreign, federal, state and local taxes payable (including taxes reasonably estimated to be payable) in connection with or as a result of such Asset Sale; and

          (v) with respect to Asset Sales by Subsidiaries of the Company, the portion of such cash payments attributable to Persons holding a minority interest in such Subsidiary;

provided, in each such case, that such fees and expenses and other amounts are not payable to an Affiliate of the Company (except for payments made pursuant to the Tax Sharing Agreements), and provided, further, that required redemptions of existing preferred stock (including preference stock) of the Company outstanding on the date of the Indenture or issued pursuant to collective bargaining arrangements and related employee benefit arrangements in effect on the date of the Indenture, in each case, from Persons other than Affiliates of the Company, shall be deemed to be a fee, expense or other expenditure of such Asset Sale. Notwithstanding the foregoing, Net Cash Proceeds shall not include proceeds received in a foreign jurisdiction from an Asset Sale of an asset located outside the United States to the extent (i) such proceeds cannot under applicable law be transferred to the United States or (ii) such transfer would result (in the good faith determination of the Board of Directors of the Company set forth in a Board Resolution) in a foreign tax liability that would be materially greater than if such Asset Sale occurred in the United States; provided that if, as, and to the extent that any of such proceeds may lawfully be (in the case of clause (i)) or are (in the case of clause (ii)) transferred to the United States, such proceeds shall be deemed to be cash payments that are subject to the terms of this definition of Net Cash Proceeds. Subject to the provisions of the next preceding sentence, Net Cash Proceeds shall also include
(i) cash distributions actually received by or on behalf of the Company or any of its Subsidiaries from any Non-Affiliate Joint Venture of the Company representing the proceeds of a transaction by such Non-Affiliate Joint Venture that would constitute an Asset Sale if such Non-Affiliate Joint Venture were a Subsidiary of the Company and (ii) the amount of any reversal of GAAP Reserves (but only as and when, and to the extent, reversed) which amount is otherwise a deduction from Net Cash Proceeds.

     The term "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period determined in accordance with GAAP.

     The term "Non-Affiliate Joint Venture" means any joint venture, partnership or other Person (other than the Company or a Subsidiary of the Company) in which the Company and/or its Subsidiaries have an ownership interest equal to or greater than 5% and in which no Affiliate of the Company has a direct or an indirect ownership interest other than by virtue of the direct or indirect ownership interest in such Non-Affiliate Joint Venture held (in the aggregate) by the Company and/or one or more of its Subsidiaries, provided that such Non-Affiliate Joint Venture is engaged in one or more of the lines of business in which the Company or its Subsidiaries or its Non-Affiliate Joint Ventures are engaged in as of the date of the Indenture or reasonably related extensions of such lines.

     The term "Non-Defaulting Equity Owner" means, with respect to any Permitted Entity, any Equity Owner that is not a Defaulting Equity Owner.

     The term "Non-Recourse Guarantor" means a Subsidiary of the Company that guarantees any Indebtedness under the New Credit Agreement, provided that such guarantee is non-recourse to the assets of such Subsidiary other than to intercompany Indebtedness owed, or from time to time owing, by the Company to such Subsidiary, and all monetary proceeds therefrom.

     The term "Ownership Interest" means, with respect to any Equity Owner of a Permitted Entity at the time of the determination thereof, the proportion held at such time by such Equity Owner of the outstanding Permitted Entity Securities of such Permitted Entity that are last entitled to payment upon liquidation or dissolution as provided in the governing instruments of such Permitted Entity or pursuant to an agreement among the Equity Owners of such Permitted Entity.

     The term "Permitted Collateral" means real property (listed on a schedule to the Indenture), plant and equipment of the Company or any of its Subsidiaries located in the United States of America which, as of the date of issuance of the Notes, secures Indebtedness under the New Credit Agreement (whether or not the Liens on such real property, plant or equipment are perfected at such time), together with any Improvements thereto or thereon, any real property that is contiguous to or structurally related to such real property (the "Contiguous Property"), and any real property, plant or equipment, whether owned on the date of the issuance of the Notes or thereafter acquired, located or used at any time after the date of issuance of the Notes at a facility (other than the Company's Gramercy alumina refinery) owned, leased, occupied or used by the Company or any of its Subsidiaries as of the date of issuance of the Notes or on any Contiguous Property), and any proceeds thereof; provided, that notwithstanding anything to the contrary contained in the Indenture, any Permitted Collateral which is released from all Liens thereon securing Indebtedness and which does not become subject to a new Lien within 60 days of such release securing Indebtedness which Refinances any of the Indebtedness (in whole or in part) previously secured by such Permitted Collateral shall not thereafter constitute "Permitted Collateral" under the Indenture.

     As of the date of the Indenture, Permitted Collateral will include real property listed on a schedule to the Indenture and will not include the Company's Gramercy alumina refinery.

     The term "Permitted Dividend Encumbrance" means, with respect to any Person, any consensual encumbrances or restrictions on the ability of such Person to pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness owed to the Company or any Subsidiaries of the Company (or, in the case of a Permitted Entity, to its Equity Owners) or to make loans or advances or transfer any of its assets to the Company or any Subsidiary of the Company (or, in the case of a Permitted Entity, to its Equity Owners) existing under or by reason of:

          (i) the Indenture;

          (ii) Indebtedness permitted by the provisions described in clause (ii) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock";

          (iii) Indebtedness or other obligations in existence on the date of the Indenture and customary rights of first refusal with respect to the Company's and its Subsidiaries' interests in their respective Subsidiaries, Non-Affiliate Joint Ventures and Permitted Entities;

          (iv) applicable law and agreements with foreign governments with respect to assets located in their jurisdictions;

          (v)(A) customary provisions restricting (i) the subletting or assignment of any lease or (ii) the transfer of copyrighted or patented materials, (B) provisions in agreements that restrict the assignment of such agreements or rights thereunder or (C) provisions of a customary nature contained in the terms of Capital Stock restricting the payment of dividends and the making of distributions on Capital Stock;

          (vi) Indebtedness or other obligations of any other Person acquired (whether pursuant to a purchase of stock or assets) (including any Non-Affiliate Joint Venture of the Company or Permitted Entity that becomes a Subsidiary of the Company) or applicable to any assets at the time such Person or assets were acquired by the Company, its Subsidiaries or a Permitted Entity, in each case which Indebtedness and obligations (A) were not created in anticipation of such acquired Person becoming a Subsidiary of the Company or a Permitted Entity, as the case may be, or such assets being acquired by the Company, its Subsidiaries or such Permitted Entity, as the case may be, and (B) which encumbrances and restrictions are not applicable to any Person or the property or assets of any Person other than the Person or the property or assets of the Person so acquired (including the Capital Stock of such Person) or any newly organized entity formed to effect such acquisition and, in each case, the monetary proceeds thereof;

          (vii) encumbrances and restrictions with respect to such Person imposed in connection with an agreement for the sale or disposition of such Person or its assets;

          (viii) encumbrances and restrictions applicable only to (A) Alpart and its assets and Capital Stock with respect to Indebtedness permitted to be Incurred by Alpart pursuant to the first paragraph under "-- Limitation on Indebtedness and Preferred Stock," (B) Alpart, KJC and AJI and their respective assets and Capital Stock with respect to Indebtedness permitted by clause (iii) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock," (C) KAAC and its assets and Capital Stock with respect to Indebtedness permitted to be Incurred pursuant to clause (iv) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock," and (D) the Person that Incurred such Indebtedness and such Person's assets and Capital Stock with respect to Indebtedness permitted to be Incurred by clause (viii) or (ix) of the second paragraph under "-- Limitation on Indebtedness and Preferred Stock"; in each case provided, that the Board of Directors of the Company has determined in good faith that such encumbrances and restrictions would not singly or in the aggregate have a materially adverse effect on the holders of the Notes;

          (ix) Indebtedness of a Person that was a Subsidiary at the time of Incurrence and the Incurrence of which Indebtedness is permitted by the provisions described under "-- Limitation on Indebtedness and Preferred Stock," provided that such encumbrances and restrictions apply only to such Subsidiary and its assets, and provided, further, that the Board of Directors of the Company has determined in good faith, at the time of creation of each such encumbrance or restriction, that such encumbrances and restrictions would not singly or in the aggregate have a materially adverse effect on the holders of the Notes;

          (x) the subordination of (A) any Indebtedness owed by the Company or any of its Subsidiaries to the Company or any other Subsidiary to (B) any other Indebtedness of the Company or any of its Subsidiaries, provided (A) such other Indebtedness is permitted under the Indenture and (B) the Board of Directors of the Company has determined in good faith, at the time of creation of each such encumbrance or restriction, that such encumbrances and restrictions would not singly or in the aggregate have a materially adverse effect on the holders of the Notes;

          (xi) the subordination of (A) any Indebtedness owed by a Permitted Entity to its Equity Owners or any other Person to (B) any other Indebtedness of such Permitted Entity, provided (I) such other Indebtedness, at the time of the Incurrence thereof, is permitted by the definition of Permitted Entity and (II) the Board of Directors of the Company has determined in good faith, at the time of creation of each such encumbrance or restriction, that such encumbrances and restrictions would not singly or in the aggregate have a materially adverse effect on the holders of the Notes;

          (xii) Refinancing Indebtedness that is otherwise permitted in connection with any Refinanced Indebtedness, provided that, in the case of all Refinancing Indebtedness other than Refinancing Indebtedness Incurred with respect to Indebtedness permitted under the provisions described under clause (ii) under "-- Limitation on Indebtedness and Preferred Stock," any such encumbrances or restrictions shall not be materially less favorable to the holders of the Notes; and

          (xiii) the sale or other disposition of property subject to a Lien securing Indebtedness, provided that such Lien and such Indebtedness are otherwise permitted by the Indenture.

     The term "Permitted Entity" means any Person (other than a Subsidiary Guarantor) designated as such by a Board Resolution and as to which (i) the Company, any Subsidiary Guarantor or any Permitted Entity owns all or a portion of the Permitted Entity Securities of such Person; (ii) no more than 10 unaffiliated Equity Owners own of record any Permitted Entity Securities of such Person; (iii) at all times, each Equity Owner owns a proportion of each class of Permitted Entity Securities of such Person outstanding equal to such Equity Owner's Ownership Interest at such time, other than as a result of an Equity Owner Default; (iv) no Indebtedness or preferred stock (including preference stock) is or has been Incurred by such Person that is outstanding other than (x) Permitted Entity Securities held by Equity Owners and/or (y) if such Person is a Subsidiary of the Company, Indebtedness permitted to be Incurred by such Subsidiary at the time of the Incurrence thereof under the provisions described in clauses (v) and (xiii) of the second full paragraph under "-- Limitation on Indebtedness and Preferred Stock"; (v) there exist no consensual encumbrances or restrictions on the ability of such Person to (x) pay dividends or make any other distributions to its Non-Defaulting Equity Owners or (y) make loans or advances or transfer any of its assets to its Non-Defaulting Equity Owners, in each case other than Permitted Dividend Encumbrances of such Permitted Entity;
(vi) the Company, any Subsidiary Guarantor or any Permitted Entity has the right at any time (whether by agreement, operation of law or otherwise) to (A) require the Permitted Entity that it owns an Ownership Interest in to dissolve, liquidate or wind up its affairs (subject to any right of the other Equity Owners and/or such Permitted Entity to acquire all of the Permitted Securities owned by such Equity Owner) and, subject to applicable law, to distribute its remaining assets to its Equity Owners after payment to creditors or (B) have all of the Permitted Entity Securities that it owns purchased by such Permitted Entity and/or other Equity Owners; and (vii) the business engaged in by such Person is one in which the Company or its Subsidiaries or its Non-Affiliate Joint Ventures were engaged on the date of the Indenture or reasonably related thereto or is the business of holding or disposing of Permitted Entity Securities.

     The term "Permitted Entity Securities" means, with respect to any Permitted Entity, any Capital Stock or Indebtedness (whether or not a security) of such Permitted Entity, other than Indebtedness permitted to be Incurred by such Permitted Entity pursuant to clause (iv)(y) of the definition of Permitted Entity, but in any event including Permitted Indebtedness described in clause
(b) of the definition thereof.

     The term "Permitted Indebtedness" means:

          (a) Indebtedness and preferred stock (including preference stock) of the Company and its Subsidiaries existing on the date of the Indenture, including, but not limited to, the 12 3/4% Notes;

          (b) Indebtedness (including Redeemable Stock) owed or issued by the Company to a Subsidiary or owed or issued by a Subsidiary to the Company, any other Subsidiary of the Company or to any other holder of Capital Stock of such Subsidiary in proportion to such holder's ownership interest in such Subsidiary;

          (c) Indebtedness and preferred stock (including preference stock) of a Permitted Entity to the extent not prohibited by clause (iii) or clause
     (iv)(x) of the definition thereof;

          (d) Indebtedness of the Company and its Subsidiaries by reason of entering into indemnification agreements and guarantees in connection with the disposition of assets, provided that the Indebtedness with respect to such indemnification agreements and guarantees shall be limited to the amount of the net proceeds of such disposition;

          (e) guarantees, letters of credit and indemnity agreements relating to performance and surety bonds incurred in the ordinary course of business;

          (f) Indebtedness of a Subsidiary of the Company (including undrawn amounts under lines of credit that are subsequently drawn upon) issued, assumed or guaranteed by such Subsidiary prior to the date upon which such Subsidiary becomes a Subsidiary of the Company (excluding Indebtedness incurred by such entity in connection with, or in contemplation of, its becoming a Subsidiary of the Company), provided that such Indebtedness and the holders thereof do not, at any time, have direct or indirect recourse to any property or assets of the Company and its Subsidiaries other than the property and assets of such acquired entity and its Subsidiaries, including the Capital Stock thereof, or any newly organized entity formed to effect such acquisition, and, in each case, the monetary proceeds thereof;

          (g) Indebtedness incurred by the Company in connection with the purchase, redemption, retirement or other acquisition by the Company of the USWA Preferred Stock outstanding on the date of the Indenture (plus additional shares of such USWA Preferred Stock issued as dividends thereon or on such shares issued as dividends);

          (h) Indebtedness of the Company and its captive wholly owned insurance Subsidiaries in respect of letters of credit in an aggregate amount not to exceed at any one time outstanding $20,000,000 issued for the account of the Company or such Subsidiaries in support of certain self-insurance and reinsurance obligations entered into from time to time by the Company or such captive wholly owned insurance Subsidiaries of the Company;

          (i) Indebtedness consisting of industrial revenue bonds and related indemnity agreements; and

          (j) Prior to a merger of the Company and KAC, Indebtedness in respect of the Preferred Dividend Intercompany Notes.

     The term "PIK Note" means that certain PIK Note issued by the Company to a subsidiary of MAXXAM on December 15, 1992, in the principal amount of $2.5 million, which bears interest at a rate equal to 12% per annum and is due on June 30, 1995.

     The term "Preferred Dividend Intercompany Notes" means (i) the intercompany note in respect of the Series A Shares, (ii) the intercompany note in respect of the PRIDES and (iii) any other intercompany note representing a loan by KAC to the Company from the proceeds of an offering of preferred stock by KAC which loan shall have a term not in excess of five years from the date of issuance and shall be in an amount equal to the aggregate dividends scheduled to accrue on such preferred stock during the term thereof and payable at approximately the same times and in approximately the same amounts as such dividends are payable, provided that, (a) the aggregate amount of all such intercompany notes referred to in this clause (iii) shall not exceed $50,000,000 at any one time outstanding and (b) the remaining net proceeds from such preferred stock offering shall have been used by KAC to make a capital contribution to (or to purchase common stock of) the Company.

     The term "Redeemable Stock" means, with respect to any Person, any preferred Capital Stock of such Person, that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, in whole or in part, pursuant to a sinking fund obligation or otherwise, or, at the option of the holder thereof, is redeemable in whole or in part, or is exchangeable into a security of a Person other than the issuer of such Capital Stock that is owned by such Person or its Subsidiaries or into Indebtedness of, or that is owned by, such Person or its Subsidiaries, in each case on or prior to the scheduled maturity date of the Notes.

     The term "Refinance" means to renew, extend, refund, replace, restructure, refinance, amend or modify any Indebtedness. The term "Refinancing" shall have a correlative meaning.

     The term "Refinancing Sale and Leaseback Transaction" means any sale and leaseback transaction with respect to which the Attributable Debt is at least $100,000,000, and which is designated by the Company as a Refinancing Sale and Leaseback Transaction in a notice to the Trustee pursuant to the terms of the Indenture, which notice shall indicate the Attributable Debt with respect to such Refinancing Sale and Leaseback Transaction.

     The term "Restricted Investment" means, with respect to any Person, (i) any amount paid, or any property transferred, in each case, directly or indirectly by such Person for Capital Stock or other securities of, or as a contribution to, any Affiliate of the Company; (ii) any direct or indirect loan or advance by such Person to any Affiliate of the Company other than accounts receivable of such Person relating to the purchase and sale of inventory, goods or services arising in the ordinary course of business; (iii) any direct or indirect guarantee by such Person of any obligations, contingent or otherwise, of any Affiliate of the Company; and (iv) the acquisition by such Person of, or any investment by such Person in, any Capital Stock or similar interest of any other Person (other than the Company); provided, however, that the following shall not be Restricted
Investments:

          (a) investments in or acquisitions of Capital Stock or similar interests in any Person (other than a Person in which Affiliates of the Company have an interest other than through the Company, its Subsidiaries and its Non-Affiliate Joint Ventures) that (I) is or becomes, at the time of the acquisition thereof, a Subsidiary of the Company and is or is to be primarily engaged in an operating business or (II) is, at the time of the acquisition thereof, engaged or to be engaged primarily in businesses in which the Company or its Subsidiaries or its Non-Affiliate Joint Ventures were engaged on the date of the Indenture or reasonably related extensions thereof, provided that such securities are not, at the time of the acquisition thereof (without regard to any exchanges, modifications or other changes thereto subsequent to such acquisition), registered under the Exchange Act;

          (b) Restricted Investments of such Person existing as of the date of the Indenture and any extension, modification or renewal of such Restricted Investment (but not increases thereof, other than as a result of the accrual or accretion of interest or original issue discount pursuant to the terms of such Restricted Investment), or any Restricted Investment made in connection with an exchange of such Restricted Investment with the issuer thereof;

          (c) investments in or acquisitions of Permitted Entity Securities of any Permitted Entity;

          (d) transactions with officers or directors of the Company or any Subsidiary of the Company entered into in the ordinary course of business (including compensation or employee benefit arrangements with any officer or director of the Company or any Subsidiary of the Company);

          (e) investments in or acquisitions of Capital Stock or similar interests in Persons (other than Affiliates of the Company) received in the bankruptcy or reorganization of or by such Person or any exchange of such investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes, and, in each case, extensions, modifications and renewals thereof; and

          (f) investments in Persons (other than Affiliates of the Company) received by such person as consideration from Asset Sales to the extent not prohibited by the provisions described under "-- Limitation on Asset Sales" (including, for the purposes of this definition, those sales, transfers and other dispositions described in clause (B) and the transactions described in clause (D) of such definition) or any exchange of such investment with the issuer thereof, and extensions, modifications and renewals thereof.

     The term "Significant Subsidiary" shall have the meaning assigned to that term under Regulation S-X of the Securities Act as in effect on the date of the Indenture; provided, however, that (i) each Subsidiary Guarantor on the date of the Indenture shall be deemed to be a Significant Subsidiary of the Company for so long as such Subsidiary is a Subsidiary Guarantor and (ii) each of VALCO, KAAC and Alpart, and each Subsidiary of the Company that, directly or indirectly, holds an interest in VALCO, Alpart or QAL, and each Subsidiary Guarantor that becomes a Subsidiary Guarantor after the date of the Indenture (so long as such Subsidiary Guarantor is a Subsidiary Guarantor) shall be deemed to be a Significant Subsidiary if it (singly, or, in the case of VALCO, Alpart or QAL, together with the other Subsidiaries of the Company that hold an interest in such entity) meets the total assets test of the term "Significant Subsidiary" under Regulation S-X as in effect on the date of the Indenture, but substituting 5% in such test for 10%.

     The term "Specified Parties" means each of AJI, Alpart, KAAC, KJC, VALCO, Kaiser Aluminium International, Inc., a Delaware corporation, and its successors, Kaiser Bauxite Company, a Nevada corporation, and its successors, Kaiser Jamaica Bauxite Company, a Jamaican partnership, and its successors, and Queensland Alumina Security Corporation, a Delaware corporation, and its successors.

     The term "Subordinated Note Indenture" means the indenture, dated as of February 1, 1993, among the Company, as issuer, the parties named therein as and, if applicable, thereafter becoming guarantors, and The First National Bank of Boston, a national banking association, as trustee, as amended or supplemented from time to time in accordance with the terms thereof.

     The term "Subsidiary Guarantors" means the Persons from time to time named as Subsidiary Guarantors in the Indenture or that become Subsidiary Guarantors thereunder, and each of their respective successors, provided, however, that in the event that a Subsidiary Guarantor is released from its Guarantee in accordance with the terms of the Indenture, such Subsidiary Guarantor shall without any further action no longer be a Subsidiary Guarantor for any purpose of the Indenture or the Notes. On the date of the Indenture, the Subsidiary Guarantors are AJI, KAAC, KFC and KJC.

     The term "Tax Sharing Agreements" shall mean, collectively, the tax-sharing agreement between the Company and KAC, dated as of June 30, 1993, and the tax-sharing agreement between the Company and MAXXAM, dated as of December 21, 1989, and as each may be amended in accordance with Section 4.08(b)(x) of the Indenture.

     The term "U.S. Fixed Assets" means, at any time, any real property, plant or equipment of the Company or any of its Subsidiaries located at such time in the United States of America, now owned or hereafter acquired, together with any fixed assets that are Improvements thereto or thereon and any fixed assets that are proceeds thereof.

     The term "Voting Stock" means, with respect to any Person, the Capital Stock of such Person having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time capital stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).


                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES



     The following is a summary of certain U.S. federal income tax consequences associated with the acquisition, ownership and disposition of the Notes. The summary is based upon current laws, regulations, rulings and judicial decisions all of which are subject to change.



     The discussion below does not address all aspects of federal income taxation that may be relevant to particular Holders in the context of their specific investment circumstances or certain types of Holders subject to special treatment under federal income tax laws (for example, financial institutions, tax-exempt organizations, foreign corporations, and individuals who are not citizens or residents of the United States). In addition, the discussion does not address any aspect of state, local or foreign taxation and assumes that purchasers of the Notes will hold such securities as "capital assets" (generally, property held for investment within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").



     PROSPECTIVE PURCHASERS OF THE NOTES ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF THE NOTES AS WELL AS THE APPLICATION OF STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX LAWS.



ORIGINAL ISSUE DISCOUNT



     The discussion in this paragraph is based on final Treasury regulations dealing with original issue discount ("OID") that were issued by the Internal Revenue Service on January 27, 1994 (the "Regulations"). The Regulations generally apply to debt instruments issued on or after April 4, 1994 but may be relied upon for debt instruments issued after December 21, 1992, and before April 4, 1994.



     Generally, a holder of a debt instrument issued at an OID must include OID in income for United States federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to such income, unless the amount of OID is de minimis (generally, 1/4 of 1 percent of such instrument's stated redemption price at maturity multiplied by the number of complete years to its maturity). It is anticipated that the amount of OID, if any, on the Notes will qualify for the de minimis exception. Therefore, such OID will be includible in a Holder's income only as stated principal payments are made on the Notes and will be treated as gain recognized on retirement of the Notes. Any gain recognized by a Holder on a sale or exchange of a Note and attributable to de minimis OID will be capital gain if the Note was held as a capital asset, and will be long-term capital gain if the holding period for the Note exceeds one year.



     If a subsequent holder purchases a Note at a premium, such holder will not include the de minimis OID in income.



BACKUP WITHHOLDING



     Certain noncorporate holders may be subject to backup withholding at a rate of 31% on certain payments of interest and original issue discount on the Notes, and to proceeds of the sale of the Notes before maturity. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper Taxpayer Identification Number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest and dividends properly. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.


                           DESCRIPTION OF THE PRIDES

     In connection with the offering of Notes hereby, KAC is concurrently offering, pursuant to a separate prospectus, 8,000,000 shares of PRIDES (subject to increase if the underwriters' 15% overallotment option is exercised). The following is a summary of certain material terms of the shares of PRIDES.

     General. The PRIDES are shares of convertible preferred stock and rank (i) senior in right and priority of payment to the KAC Common Stock as to dividends or upon liquidation and (ii) on a parity with KAC's outstanding Series A Shares as to dividends and upon liquidation. The PRIDES mandatorily convert into shares of KAC Common Stock on December 31, 1997 (the "Mandatory Conversion Date"), and KAC has the option to redeem the shares of PRIDES, in whole or in part, at any time and from time to time on or after December 31, 1996 and prior to the Mandatory Conversion Date at the Call Price (as defined), payable in shares of KAC Common Stock. In addition, the PRIDES are convertible into shares of KAC Common Stock at the option of the holder at any time prior to the Mandatory Conversion Date as set forth below.

     Dividends. Holders of shares of PRIDES will be entitled to receive annual cumulative dividends at a rate of $. per annum for each share of PRIDES. Dividends cease to accrue in respect of the shares of PRIDES on the earlier of
(i) the day immediately prior to the Mandatory Conversion Date or (ii) the day immediately prior to their earlier redemption.

     Mandatory Conversion. On the Mandatory Conversion Date, unless previously redeemed or converted, each outstanding share of PRIDES will mandatorily convert into (i) one share of KAC Common Stock, subject to adjustment in certain events, and (ii) the right to receive cash in an amount equal to all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record on a prior date).

     Optional Redemption. Shares of PRIDES are not redeemable prior to December 31, 1996. At any time and from time to time on or after December 31, 1996 until immediately prior to the Mandatory Conversion Date, KAC may redeem any or all of the outstanding shares of PRIDES. Upon any such redemption, each holder will receive, in exchange for each share of PRIDES, a number of shares of KAC Common
Stock equal to the sum of (i) $       , declining after December 31, 1996, to
$       until the Mandatory Conversion Date, and (ii) all accrued and unpaid dividends thereon (other than previously declared dividends payable to a holder of record as of a prior date) (the "Call Price") divided by the Current Market Price (as defined) on the applicable date of determination, but in no event less
than      of a share of KAC Common Stock, subject to adjustment.

     Conversion at the Option of the Holder. At any time prior to the Mandatory Conversion Date, unless previously redeemed, each share of PRIDES is convertible
at the option of the holder thereof into      of a share of KAC Common Stock,
equivalent to a conversion price of $       per share of Common Stock (the
"Conversion Price"), subject to adjustment.

                                  UNDERWRITING

     The Underwriters named below (the "Underwriters"), acting through Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), have severally agreed, subject to the terms and conditions of a purchase agreement (the "Purchase Agreement"), to purchase from the Company the respective principal amounts of the Notes set forth below opposite their names. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.


                                                                          PRINCIPAL
                                 UNDERWRITERS                              AMOUNT
        --------------------------------------------------------------   -----------
        Merrill Lynch, Pierce, Fenner & Smith
                     Incorporated.....................................   $
        Bear, Stearns & Co. Inc.......................................
        Donaldson, Lufkin & Jenrette Securities Corporation...........
        PaineWebber Incorporated......................................
        Salomon Brothers Inc..........................................
                                                                         ------------
                     Total............................................   $225,000,000
                                                                         ------------
                                                                         ------------


     The Underwriters propose initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of   % of the
principal amount. The Underwriters may allow, and such dealers may reallow, a
discount not in excess of   % of the principal amount of the Notes to certain
other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the Underwriters.

     The Underwriters for this offering of Notes are also acting as underwriters for the PRIDES Offering and will receive underwriting discounts and commissions in connection therewith. The Underwriters for this offering of Notes also acted as underwriters in connection with the public offering of the $.65 Depositary Shares and received underwriting discounts and commissions in connection therewith.

     Donaldson, Lufkin & Jenrette Securities Corporation and Bear, Stearns & Co. Inc. acted as underwriters in connection with the public offering by MGI, a subsidiary of MAXXAM, of $100,000,000 aggregate principal amount of MGI's
11 1/4% Senior Secured Notes due 2003 and $126,720,000 aggregate principal amount of MGI's 12 1/4% Senior Secured Discount Notes due 2003 for which they received underwriting discounts and commissions.

     Donaldson, Lufkin & Jenrette Securities Corporation and Salomon Brothers Inc acted as underwriters in connection with the public offering by (i) The Pacific Lumber Company ("Pacific Lumber"), an indirect subsidiary of MAXXAM, of $235.0 million aggregate principal amount of Pacific Lumber's 10 1/2% Senior Notes due 2003 for which they received underwriting discounts and commissions and (ii) Scotia Pacific Holding Company ("Scotia Pacific"), a wholly owned subsidiary of Pacific Lumber, of $385.0 million aggregate principal amount of Scotia Pacific's 7.95% Timber Collateralized Notes due 2015 for which they also received underwriting discounts and commissions.

     There is no existing market for the Notes. The Underwriters have advised the Company that each Underwriter currently intends to make a market in the Notes, although the Underwriters are not obligated to do so and any market making may be discontinued at any time without notice. No assurance can be given, however, as to the liquidity of the trading market for the Notes, or that an active trading market for the Notes will develop. If an active public market for the Notes does not develop, the market price and liquidity of the

Notes may be adversely affected. The Notes will not be listed on any national securities exchange or authorized for trading on The Nasdaq Stock Market.

     The Company has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Company by Kramer, Levin, Naftalis, Nessen, Kamin & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York. Kramer, Levin, Naftalis, Nessen, Kamin & Frankel performs legal services for MAXXAM and its subsidiaries. Ezra G. Levin is a partner of that firm and is a director of the Company, MAXXAM, KAC and certain of MAXXAM's other subsidiaries as well as a trustee of Federated.

                                    EXPERTS

     The consolidated financial statements and schedules for the years ended December 31, 1992, 1991 and 1990 included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
                             AUDITED FINANCIAL STATEMENTS

KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES
  Report of Independent Public Accountants............................................   F-2
  Consolidated Balance Sheets at December 31, 1992 and 1991...........................   F-3
  Statements of Consolidated Income for the Years Ended December 31, 1992, 1991 and
     1990.............................................................................   F-4
  Statements of Consolidated Cash Flows for the Years Ended December 31, 1992, 1991
     and 1990.........................................................................   F-5
  Notes to Consolidated Financial Statements..........................................   F-6

                            UNAUDITED FINANCIAL STATEMENTS

KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES
  Consolidated Balance Sheets at September 30, 1993 and December 31, 1992.............  F-24
  Statements of Consolidated Income (Loss) for the Nine Months Ended September 30,
     1993 and 1992....................................................................  F-25
  Statements of Consolidated Cash Flows for the Nine Months Ended September 30, 1993
     and 1992.........................................................................  F-26
  Notes to Interim Consolidated Financial Statements..................................  F-27

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and the Board of Directors of Kaiser
  Aluminum & Chemical Corporation:

     We have audited the accompanying consolidated balance sheets of Kaiser Aluminum & Chemical Corporation (a Delaware corporation) and subsidiaries as of December 31, 1992 and 1991, and the related statements of consolidated income and cash flows for each of the three years in the period ended December 31, 1992. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kaiser Aluminum & Chemical Corporation and subsidiaries as of December 31, 1992 and 1991, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1992 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN & CO.

Oakland, California
February 8, 1993

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                                                                             DECEMBER 31,
                                                                        -----------------------
                                                                          1992          1991
                                                                        ---------     ---------
ASSETS
Current assets:
  Cash and cash equivalents...........................................  $    18.5     $    15.5
  Receivables:
     Trade, less allowance for doubtful receivables of $3.0 in 1992
      and $4.8 in 1991................................................      174.0         163.9
     Other............................................................       97.1          55.1
  Inventories.........................................................      439.9         498.6
  Prepaid expenses and other current assets...........................       37.0          84.0
                                                                        ---------     ---------
          Total current assets........................................      766.5         817.1
Investments in and advances to unconsolidated affiliates..............      150.1         161.9
Property, plant, and equipment -- net.................................    1,066.8       1,014.5
Other assets..........................................................      116.6         145.2
                                                                        ---------     ---------
          Total.......................................................  $ 2,100.0     $ 2,138.7
                                                                        ---------     ---------
                                                                        ---------     ---------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable....................................................  $   136.6     $   141.8
  Accrued interest....................................................        4.6           4.9
  Accrued salaries, wages, and related expenses.......................       84.4          76.2
  Other accrued liabilities...........................................      110.9         232.1
  Payable to affiliates...............................................       78.5          87.1
  Short-term borrowings...............................................        4.8           6.3
  Long-term debt -- current portion...................................       25.9          26.3
                                                                        ---------     ---------
          Total current liabilities...................................      445.7         574.7
Long-term liabilities.................................................      217.9         212.9
Long-term debt........................................................      765.1         681.5
Minority interests....................................................       70.1          71.9
Redeemable preference stock -- aggregate liquidation value of $58.2 in
  1992 and $65.3 in 1991..............................................       32.8          34.8
Stockholders' equity:
  Preference stock -- cumulative and convertible, par value $100, authorized 1,000,000 shares; issued 26,006 shares in 1992 and
     28,411 shares in 1991............................................        2.0           2.2
  Common stock, par value 33 1/3 cents, authorized 100,000,000 shares;
     issued 46,171,365 shares in 1992 and 1991........................       15.4          15.4
  Additional capital..................................................    1,255.6       1,118.4
  Retained earnings...................................................      481.2         476.2
  Less: Note receivable from Kaiser Aluminum Corporation..............   (1,185.8)     (1,049.3)
                                                                        ---------     ---------
          Total stockholders' equity..................................      568.4         562.9
                                                                        ---------     ---------
          Total.......................................................  $ 2,100.0     $ 2,138.7
                                                                        ---------     ---------
                                                                        ---------     ---------

The accompanying notes to consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                       STATEMENTS OF CONSOLIDATED INCOME
                            (IN MILLIONS OF DOLLARS)

                                                                    YEAR ENDED DECEMBER 31,
                                                               ----------------------------------
                                                                 1992         1991         1990
                                                               --------     --------     --------
Net sales....................................................  $1,909.1     $2,000.8     $2,095.0
                                                               --------     --------     --------
Costs and expenses:
  Cost of products sold......................................   1,619.3      1,594.2      1,525.2
  Depreciation...............................................      80.3         73.2         70.5
  Selling, administrative, research and development, and
     general.................................................     119.3        117.6        122.9
                                                               --------     --------     --------
       Total costs and expenses..............................   1,818.9      1,785.0      1,718.6
                                                               --------     --------     --------
Operating income.............................................      90.2        215.8        376.4
Other income (expense):
  Interest and other income..................................      16.9         16.4         11.0
  Interest expense...........................................     (78.7)       (82.7)       (96.6)
                                                               --------     --------     --------
Income before income taxes and minority interests............      28.4        149.5        290.8
Provision for income taxes...................................      (5.3)       (32.4)       (75.6)
Minority interests...........................................       6.5          7.6          5.5
                                                               --------     --------     --------
Net income...................................................  $   29.6     $  124.7     $  220.7
                                                               --------     --------     --------
                                                               --------     --------     --------

The accompanying notes to consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                            (IN MILLIONS OF DOLLARS)

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1992        1991        1990
                                                                -------     -------     -------
Cash flows from operating activities:
  Net income..................................................  $  29.6     $ 124.7     $ 220.7
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation.............................................     80.3        73.2        70.5
     Amortization of deferred financing costs and discount on
       long-term debt.........................................     11.5        10.7        10.4
     Minority interests.......................................     (6.5)       (7.6)       (5.5)
     Increase in accrued income taxes.........................      3.5        10.1        32.9
     Equity in losses of unconsolidated affiliates............      1.9        19.5        14.6
     Recognition of previously deferred income from a forward
       alumina sale...........................................    (25.7)      (42.0)      (95.1)
     (Increase) decrease in receivables.......................    (58.6)       (2.7)       43.1
     Decrease (increase) in inventories, prepaid expenses, and
       other current assets...................................     66.3       (13.0)      (48.0)
     Decrease in accounts payable, payable to affiliates,
       and accrued liabilities................................    (92.8)      (33.8)      (30.5)
     Other....................................................     18.5         4.6       (19.0)
                                                                -------     -------     -------
          Net cash provided by operating activities...........     28.0       143.7       194.1
Cash flows from investing activities:
  Net proceeds from disposition of property and investments...     26.1         8.8        16.2
  Capital expenditures........................................   (114.4)     (118.1)     (115.1)
                                                                -------     -------     -------
          Net cash used for investing activities..............    (88.3)     (109.3)      (98.9)
Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit....   (221.4)     (533.3)     (516.3)
  Borrowings of long-term debt, including revolving credit....    303.8       575.9       386.8
  Net short-term (payments) borrowings........................     (1.5)        6.7
  Borrowings from MAXXAM Inc..................................      2.5
  Dividends paid..............................................    (12.8)      (94.9)       (1.6)
  Capital stock issued........................................                 23.3
  Redemption of preference stock..............................     (7.3)      (20.4)      (35.4)
                                                                -------     -------     -------
          Net cash provided by (used for) financing
            activities........................................     63.3       (42.7)     (166.5)
Net increase (decrease) in cash and cash equivalents during
  the year....................................................      3.0        (8.3)      (71.3)
Cash and cash equivalents at beginning of year................     15.5        23.8        95.1
                                                                -------     -------     -------
Cash and cash equivalents at end of year......................  $  18.5     $  15.5     $  23.8
                                                                -------     -------     -------
                                                                -------     -------     -------
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest..................  $  68.1     $  74.5     $  86.0
  Income taxes paid...........................................      1.8        20.9        39.2
  Tax allocation payments to MAXXAM Inc.......................     28.1        39.1         5.7

The accompanying notes to consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The consolidated financial statements include the statements of Kaiser Aluminum & Chemical Corporation ("KACC" or the "Company") and its majority owned subsidiaries. Investments in 50%-or-less-owned entities are accounted for primarily by the equity method. Intercompany balances and transactions are eliminated. The Company is a wholly owned subsidiary of Kaiser Aluminum Corporation ("Kaiser"), which is an indirect subsidiary of MAXXAM Inc. ("MAXXAM"). Certain reclassifications of prior year information were made to conform to the current presentation.

  Cash and Cash Equivalents

     The Company considers only those short-term, highly liquid investments with original maturities of 90 days or less to be cash equivalents.

  Inventories

     Substantially all product inventories are stated at last-in, first-out ("LIFO") cost, not in excess of market. Replacement cost is not in excess of LIFO cost. Other inventories, principally operating supplies and repair and maintenance parts, are stated at the lower of average cost or market. Inventory costs consist of material, labor, and manufacturing overhead, including depreciation. Inventories consist of the following:

                                                                            DECEMBER 31,
                                                                           ---------------
                                                                            1992     1991
                                                                           ------   ------
    Finished fabricated products.........................................  $ 91.2   $ 95.6
    Primary aluminum and work in process.................................   128.7    184.4
    Bauxite and alumina..................................................   107.4    111.5
    Operating supplies and repair and maintenance parts..................   112.6    107.1
                                                                           ------   ------
                                                                           $439.9   $498.6
                                                                           ------   ------
                                                                           ------   ------

     The Company recorded a pre-tax charge of approximately $29.0 in the fourth quarter of 1992 because of a reduction in the carrying value of its inventories caused principally by prevailing lower prices for alumina, primary aluminum, and fabricated products of $18.8, and a LIFO inventory liquidation of $10.2.

  Depreciation

     Depreciation is computed principally by the straight-line method at rates based upon the estimated useful lives of the various classes of assets. The principal estimated useful lives by class of assets are:

        Land improvements.............................................    8 to 25 years
        Buildings.....................................................   15 to 45 years
        Machinery and equipment.......................................   10 to 22 years

  Recognition of Certain Sales

     In 1989, KACC entered into a forward alumina sales transaction to sell forward alumina at fixed prices through 1992. A portion of the selling price was received in the form of an initial payment of approximately $179.9, which approximately equaled the expected cash profit margin for the sale, discounted to present value. The initial payment has been recognized as revenue as the alumina was delivered. At December 31, 1992, substantially all of the initial payment has been recognized as revenue.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

  Other Income

     Included in other income in 1992 are approximately $14.0 of pre-tax income for non-recurring adjustments to previously recorded liabilities and reserves in the fourth quarter. Included in interest and other income in 1991 is the receipt of a $12.0 fee in the first quarter from the Company's minority partner in consideration for the execution of an expansion agreement for the Alumina Partners of Jamaica ("Alpart") alumina refinery. The agreement provides for a program of expansion and modernization of Alpart at the existing ownership interest of 65% for KACC and 35% for KACC's minority partner. The prior expansion agreement provided for expansion rights of 75% for KACC and 25% for KACC's minority partner.

  Futures Contracts and Options

     The Company periodically enters into forward foreign exchange, commodity futures, and commodity option contracts, which are primarily accounted for as hedges of its revenues and costs. The gains and losses on these contracts are reflected in earnings concurrently with the hedged revenues or costs. The cash flows from these contracts are classified in a manner consistent with the underlying nature of the transactions. At December 31, 1992, the Company has contracts to purchase $18.3 of pounds sterling and $8.4 of Australian dollars at various fixed rates expiring on various dates through December 31, 1993.

     The Company is entitled to withdraw the excess of current market value over the premiums paid on certain commodity option contracts. These withdrawals were $3.7 and $70.0 at December 31, 1992 and 1991, respectively, and are included in other accrued liabilities.

  Deferred Financing Costs

     Costs incurred to obtain financing are deferred and amortized over the estimated term of the related borrowing.

  Foreign Currency

     The Company uses the United States dollar as the functional currency for its foreign operations.

  Fair Value of Financial Instruments

     Unless otherwise disclosed, the carrying amount of all financial instruments is a reasonable estimate of fair value.

2. INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

     Summary combined financial information is provided below for unconsolidated aluminum investments, most of which supply and process raw materials. The investees are Queensland Alumina Limited ("QAL") (28.3% owned), Anglesey Aluminium Limited ("Anglesey") (49.0% owned), and Kaiser Jamaica Bauxite Company (49.0% owned). The equity in earnings (losses) before income taxes of such operations are treated as a reduction (increase) in cost of products sold. At December 31, 1992 and 1991, KACC's net receivables from these affiliates were not material.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                     SUMMARY OF COMBINED FINANCIAL POSITION

                                                                                DECEMBER 31,
                                                                             ------------------
                                                                              1992       1991
                                                                             -------    -------
Current assets.............................................................  $ 295.0    $ 286.9
Property, plant, and equipment -- net......................................    389.4      411.0
Other assets...............................................................     49.9       53.4
                                                                             -------    -------
  Total assets.............................................................  $ 734.3    $ 751.3
                                                                             -------    -------
                                                                             -------    -------
Current liabilities........................................................  $ 132.8    $ 156.7
Long-term debt.............................................................    275.0      264.2
Other liabilities..........................................................     20.0       30.7
Stockholders' equity.......................................................    306.5      299.7
                                                                             -------    -------
  Total liabilities and stockholders' equity...............................  $ 734.3    $ 751.3
                                                                             -------    -------
                                                                             -------    -------

                         SUMMARY OF COMBINED OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                                -------------------------------
                                                                 1992        1991        1990
                                                                -------     -------     -------
Net sales.....................................................  $ 586.6     $ 589.0     $ 569.0
Costs and expenses............................................   (586.7)     (630.7)     (565.4)
Provision for income taxes....................................      6.9         9.5         4.0
                                                                -------     -------     -------
Net income (loss).............................................  $   6.8     $ (32.2)    $   7.6
                                                                -------     -------     -------
                                                                -------     -------     -------
Company equity in losses......................................  $  (1.9)    $ (19.5)    $ (12.8)
                                                                -------     -------     -------
                                                                -------     -------     -------

     The Company's equity in losses differs from the summary net income (loss) due to various percentage ownerships in the entities and equity method accounting adjustments.

     At December 31, 1992, KACC's investment in its unconsolidated affiliates exceeded its equity in their net assets by approximately $49.8. The Company is amortizing this amount over a 12-year period, which results in an annual amortization charge of approximately $7.6.

     The Company and its affiliates have interrelated operations. The Company provides some of its affiliates with services such as financing, management, and engineering. Significant activities with affiliates include the acquisition and processing of bauxite, alumina, and primary aluminum. Purchases from these affiliates were $219.4, $238.7, and $228.2 in the years ended December 31, 1992, 1991, and 1990, respectively. No dividends were received from investees in the three years ended December 31, 1992.

3. PROPERTY, PLANT, AND EQUIPMENT

     The major classes of property, plant, and equipment are as follows:

                                                                          DECEMBER 31,
                                                                      ---------------------
                                                                        1992         1991
                                                                      --------     --------
    Land and improvements.........................................    $  123.8     $   83.2
    Buildings.....................................................       164.1        141.1
    Machinery and equipment.......................................     1,010.7        925.7
    Construction in progress......................................        70.3         87.5
                                                                      --------     --------
                                                                       1,368.9      1,237.5
    Accumulated depreciation......................................       302.1        223.0
                                                                      --------     --------
      Property, plant, and equipment -- net.......................    $1,066.8     $1,014.5
                                                                      --------     --------
                                                                      --------     --------

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

4. LONG-TERM DEBT

     Long-term debt and its maturity schedule are as follows:

                                                                                                  DECEMBER 31,
                                                                                     1998       -----------------
                                                                                      AND       1992       1991
                                     1993       1994      1995     1996     1997     AFTER      TOTAL      TOTAL
                                     -----     ------     ----     ----     ----     ------     ------     ------
1989 Credit Agreement (6.07% at
  December 31, 1992)
    Revolving Credit Facility......            $290.0                                           $290.0     $205.0
    Term Loan......................  $18.3       18.3                                             36.6       55.0
Pollution Control and Economic
  Development Facilities
  Obligations (fixed and variable
  rates)...........................     .9        1.1     $1.2     $1.2     $1.2     $ 34.4       40.0       20.8
14 1/4% Senior Subordinated
  Notes............................                                                   320.5      320.5      319.8
Alpart CARIFA Loan.................                                                    60.0       60.0       60.0
Alpart Term Loan (8.95%)...........    6.2        6.3      6.2      6.3      6.3                  31.3       37.5
Other Borrowings (fixed and
  variable rates)..................     .5         .7       .7      1.3      1.4        8.0       12.6        9.7
                                     -----     ------     ----     ----     ----     ------     ------     ------
         Total.....................  $25.9     $316.4     $8.1     $8.8     $8.9     $422.9      791.0      707.8
                                     -----     ------     ----     ----     ----     ------
Less current portion...............                                                               25.9       26.3
                                                                                                ------     ------
Long-term debt.....................                                                             $765.1     $681.5
                                                                                                ------     ------
                                                                                                ------     ------

  The 1989 Credit Agreement

     KACC entered into a credit agreement with a syndicate of commercial banks and other financial institutions (the "Banks") pursuant to the terms of which the Banks agreed to extend to KACC credit facilities in an aggregate principal amount of approximately $722.0 (as amended, "the 1989 Credit Agreement"). The obligations of KACC in respect of the credit facilities are guaranteed by Kaiser, and by a number of wholly owned subsidiaries of KACC, which, among other things, together directly own the Company's interest in Alpart and QAL. Loans under the 1989 Credit Agreement bear an annual interest rate, at KACC's election from time to time, equal to (i) the Reference Rate (prime) plus 1 1/2%, (ii) the CD Rate plus 2 5/8%, or (iii) the LIBO Rate plus 2 1/2%. All interest rates and fees are subject to a reduction or increase of 1/2% per annum, on a non-cumulative basis, depending upon KACC's interest coverage ratio, determined quarterly. As of December 31, 1992, the interest coverage ratio permitted no reduction or increase in interest rates and fees.

     The 1989 Credit Agreement requires KACC to maintain certain financial covenants and places restrictions on KACC's ability to, among other things, incur debt and liens, make investments, pay dividends, undertake transactions with affiliates, make capital expenditures, and enter into unrelated lines of business. Payment of dividends by KACC to Kaiser is subject to meeting certain conditions. As of December 31, 1992, $20.6 was available for payment of dividends, although under the terms of the 1989 Credit Agreement, no more than $3.0 may be paid in any quarter. The 1989 Credit Agreement requires KACC to prepay certain outstanding amounts from proceeds from Asset Dispositions, as defined, and to prepay certain amounts outstanding in an amount equal to 50% of Excess Cash Flow, as defined, for each fiscal year ending on or after December 31, 1990. The 1989 Credit Agreement is secured by, among other things, (i) mortgages on KACC's major domestic plants; (ii) subject to certain exceptions, liens on the accounts receivable, inventory, equipment, domestic patents and trademarks, and substantially all other personal property of KACC and certain of its subsidiaries; (iii) a pledge of all the stock of KACC owned by Kaiser; and
(iv) pledges of all of the stock of a number of KACC's wholly owned subsidiaries, pledges of a portion of the stock of certain foreign subsidiaries, and pledges of a portion of the stock of certain partially owned foreign affiliates.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The 1989 Credit Agreement comprises the following:

     Revolving Credit Facility -- The five-year Revolving Credit Facility provides for loans not to exceed the lesser of $350.0 or a borrowing base relating to the amount of eligible accounts receivable and eligible inventory of KACC and certain of its subsidiaries. Up to $50.0 of availability under the Revolving Credit Facility may be used for letters of credit. During each year the Revolving Credit Facility is outstanding, KACC is required to maintain $50.0 in unutilized capacity for a minimum of thirty consecutive days. As of December 31, 1992, $24.0 (of which $14.0 may be used for letters of credit) was available to KACC under the Revolving Credit Facility.

     Term Loan -- The five-year Term Loan was originally to be repaid in ten equal semiannual installments, commencing May 31, 1990. Following an amendment, the 1989 Credit Agreement requires, among other things, the mandatory prepayment, no later than July 29, 1993, of all amounts outstanding under the Term Loan.

     The Company expects that it will be able to satisfy its debt service and capital expenditures requirements through at least March 31, 1994, from cash flows generated by operations and, to the extent necessary, from borrowings under the revolving credit facility of the 1989 Credit Agreement. The Company believes that it will be able to renegotiate and/or refinance the 1989 Credit Agreement as necessary prior to its expiration.

  Gramercy Revenue Bonds

     In December 1992, KACC entered into an installment sale agreement (the "Sale Agreement") with the Parish of St. James, Louisiana (the "Louisiana Parish"), pursuant to which the Louisiana Parish issued $20.0 aggregate principal amount of its 7 3/4% Bonds due August 1, 2022 (the "Bonds") to finance the construction of certain solid waste disposal facilities at KACC's Gramercy plant. The proceeds from the sale of the Bonds were deposited into a construction fund and may be withdrawn, from time to time, pursuant to the terms of the Sale Agreement and the Bond indenture. At December 31, 1992, $17.4 remained in the construction fund. The Sale Agreement requires KACC to make payments to the Louisiana Parish in installments due on the dates and in the amounts required to permit the Louisiana Parish to satisfy all of its payment obligations under the Bonds.

  Senior Subordinated Notes

     On February 1, 1993, KACC issued $400.0 of 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to retire the 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the Term Loan, and to reduce outstanding borrowings under the Revolving Credit Facility. These transactions will result in a pre-tax extraordinary loss of approximately $33.0 in the first quarter of 1993, consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the tender premium on the 14 1/4% Notes.

     The obligations of KACC with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of KACC. The indenture governing the 12 3/4% Notes contains, among other things, restrictions on the ability of KACC and its subsidiaries to incur debt, undertake transactions with affiliates, and pay dividends.

  Alpart CARIFA Loan

     In December 1991, Alpart entered into a loan agreement with the Caribbean Basin Projects Financing Authority ("CARIFA") under which CARIFA loaned Alpart the proceeds from the issuance of CARIFA's industrial revenue bonds. The terms of the loan parallel the bonds' repayment terms. The $38.0 aggregate

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

principal amount of Series A bonds matures on June 1, 2008. The Series A bonds bear interest at a floating rate of 87% of the applicable LIBID rate (LIBOR less 1/8 of 1%) on $37.5 of the principal amount (3.4% at December 31, 1992) with the remaining $.5 bearing interest at a fixed rate of 6.35%. The $22.0 aggregate principal amount of Series B bonds matures on June 1, 2007, and bears interest at a fixed rate of 8.25%.

     Proceeds from the sale of the bonds were used by Alpart to refinance interim loans from the partners in Alpart, to pay eligible project costs for the expansion and modernization of its alumina refinery and related port and bauxite mining facilities, and to pay certain costs of issuance. Under the terms of the loan agreement, Alpart must remain a qualified recipient for Caribbean Basin Initiative funds as defined in applicable laws. Alpart has agreed to indemnify bondholders of CARIFA for certain tax payments that could result from events, as defined, that adversely affect the tax treatment of the interest income on the bonds. Alpart's obligations under the loan agreement are secured by a $64.2 letter of credit guaranteed by the partners in Alpart (of which $22.5 is guaranteed by the Company's minority partner in Alpart).

  Capitalized Interest

     Interest capitalized in 1992, 1991, and 1990 was $4.4, $4.2, and $8.9, respectively.

  Fair Value Disclosure

     The fair value of the Company's long-term debt at December 31, 1992, is as follows:

     -- The estimated fair value of the 14 1/4% Notes is the amount used to retire the 14 1/4% Notes in February 1993, or $347.8.

     -- The fair value of all other long-term debt is estimated to be $459.0 based upon discounting the future cash flows using the current rate for debt of similar maturities and terms.

5. INCOME TAXES

     Income (loss) before income taxes and minority interests is as follows:

                                                             YEAR ENDED DECEMBER 31,
                                                           ----------------------------
                                                            1992       1991       1990
                                                           ------     ------     ------
        Domestic.........................................  $(81.3)    $ 23.3     $ 47.9
        Foreign..........................................   109.7      126.2      242.9
                                                           ------     ------     ------
          Total..........................................  $ 28.4     $149.5     $290.8
                                                           ------     ------     ------
                                                           ------     ------     ------

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The provision (credit) for income taxes consists of:

                                                    FEDERAL     FOREIGN     STATE     TOTAL
                                                    -------     -------     -----     ------
1992   Current..................................    $   9.7      $11.4      $  .1     $ 21.2
       Deferred.................................      (13.1)      (3.3)        .5      (15.9)
                                                    -------     -------     -----     ------
       Total....................................    $  (3.4)     $ 8.1      $  .6     $  5.3
                                                    -------     -------     -----     ------
                                                    -------     -------     -----     ------
1991   Current..................................    $  25.3      $ 8.9      $ 1.1     $ 35.3
       Deferred.................................       (1.9)       1.4       (2.4)      (2.9)
                                                    -------     -------     -----     ------
       Total....................................    $  23.4      $10.3      $(1.3)    $ 32.4
                                                    -------     -------     -----     ------
                                                    -------     -------     -----     ------
1990   Current..................................    $  18.7      $39.4      $ 3.0     $ 61.1
       Deferred.................................       (4.6)      17.1        2.0       14.5
                                                    -------     -------     -----     ------
       Total....................................    $  14.1      $56.5      $ 5.0     $ 75.6
                                                    -------     -------     -----     ------
                                                    -------     -------     -----     ------

     The deferred (credit) provision for income taxes results from the following timing differences:

                                                                 YEAR ENDED DECEMBER 31,
                                                               ----------------------------
                                                                1992       1991       1990
                                                               ------     ------     ------
    Depreciation.............................................  $  5.4     $  7.8     $  8.4
    Undistributed earnings or losses of
      foreign and unconsolidated affiliates..................   (12.3)     (12.4)      (3.3)
    Inventory costing differences............................    (5.5)       5.9         .6
    Revision of prior years' tax estimates...................    (2.9)      (8.7)
    Net federal and foreign tax loss and credit carryforwards
      utilized and other foreign tax items...................                 .9        9.4
    Other....................................................     (.6)       3.6        (.6)
                                                               ------     ------     ------
         Total...............................................  $(15.9)    $ (2.9)    $ 14.5
                                                               ------     ------     ------
                                                               ------     ------     ------

     A reconciliation between the provision for income taxes and the amount computed by applying the federal statutory income tax rate to income before income taxes and minority interests is as follows:

                                                                   YEAR ENDED DECEMBER 31,
                                                                  -------------------------
                                                                  1992      1991      1990
                                                                  -----     -----     -----
    Amount of federal income tax based
      upon the statutory rate...................................  $ 9.7     $50.9     $98.9
    Financial reporting/tax basis differences...................    4.2      (5.1)     (8.7)
    Foreign taxes, net of federal tax benefit...................     .4       (.2)     (3.2)
    Percentage depletion........................................   (6.3)     (6.0)     (5.6)
    Revision of prior years' tax estimates......................   (2.9)     (8.7)
    Other.......................................................     .2       1.5      (5.8)
                                                                  -----     -----     -----
    Provision for income taxes..................................  $ 5.3     $32.4     $75.6
                                                                  -----     -----     -----
                                                                  -----     -----     -----

     In the years ended December 31, 1992 and 1991, the Company has reversed $2.9 and $8.7 of previously established income tax reserves.

     The Company and its subsidiaries are included in the consolidated federal income tax return of MAXXAM. The Company and MAXXAM entered into a tax allocation agreement (the "KACC Tax Allocation Agreement") which became effective as of October 28, 1988. Under the terms of the KACC Tax Allocation Agreement, MAXXAM will compute the federal income tax liability for the Company and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

which was never connected with MAXXAM. The 1989 Credit Agreement prohibits the payment by KACC to MAXXAM of any amount due under the KACC Tax Allocation Agreement until December 15, 1994.

     Income taxes are classified as either domestic or foreign, based on whether payment is made or due to the United States or a foreign country. Certain income classified as foreign is also subject to domestic income taxes.

     At December 31, 1992, the Company has approximately $1.8 of regular tax foreign tax credit carryforwards and approximately $31.5 of alternative minimum tax foreign tax credit carryforwards which expire through 1994. These tax attributes are available to reduce future federal tax provisions for financial reporting purposes. The following table presents the Company's tax attributes for federal income tax purposes under the terms of the tax allocation agreement at December 31, 1992:

                                                                              EXPIRING
                                                                              THROUGH
                                                                             ----------
        Regular tax attribute carryforwards:
          Pre-acquisition net operating losses...................  $58.1           2003
          Pre-acquisition general business tax credits...........   55.9           2002
          Foreign tax credits....................................    4.5           1994
          Alternative minimum tax credits........................    3.1     Indefinite
        Alternative minimum tax attribute carryforwards:
          Pre-acquisition net operating losses...................   25.9           2003
          Foreign tax credits....................................    5.5           1994

     The above tax attributes are subject to various limitations.

     In February 1992, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The Company elected to adopt SFAS 109 as of January 1, 1993. The cumulative effect of the change in accounting principle for the adoption of SFAS 109 will be recorded as a charge to operations and will reduce results of operations by approximately $3.0. The implementation of SFAS 109 will require the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded. The adoption of SFAS 109, including the restatement of certain assets and liabilities, will primarily result in an increase in the net carrying value of property, plant, and equipment, an increase in long-term liabilities, and an increase in deferred income tax liabilities. Concurrent with the adoption of SFAS 109, the Company will implement the change in accounting method for postretirement benefits as discussed in Note 6. This accounting method change will result in the recognition of a deferred tax asset of approximately $234.0. The Company believes that its ability to generate future taxable income will allow for the realization of this deferred tax asset.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

6. EMPLOYEE BENEFIT AND INCENTIVE PLANS

  Retirement Plans

     Retirement plans are non-contributory for salaried and hourly employees.

     Employee pension benefit plans status was:

                                                                     DECEMBER 31,
                                      ---------------------------------------------------------------------------
                                                      1992                                   1991
                                      ------------------------------------   ------------------------------------
                                      PLANS WITH ASSETS      PLANS WITH      PLANS WITH ASSETS      PLANS WITH
                                          EXCEEDING         ACCUMULATED          EXCEEDING         ACCUMULATED
                                         ACCUMULATED          BENEFITS          ACCUMULATED          BENEFITS
                                          BENEFITS        EXCEEDING ASSETS       BENEFITS        EXCEEDING ASSETS
                                      -----------------   ----------------   -----------------   ----------------
Accumulated benefit obligation:
  Vested employees...................       $(1.8)            $ (661.7)           $(200.8)           $ (457.4)
  Nonvested employees................         (.5)               (49.1)             (14.0)              (31.4)
                                           ------         ----------------   -----------------   ----------------
  Accumulated benefit obligation.....        (2.3)              (710.8)            (214.8)             (488.8)
Additional amounts related to
  projected salary increases.........         (.1)               (33.6)             (27.5)               (9.4)
                                           ------         ----------------   -----------------   ----------------
Projected benefit obligation.........        (2.4)              (744.4)            (242.3)             (498.2)
Plan assets (principally fixed income
  obligations and common stocks) at
  fair value.........................         2.5                570.0              217.9               386.9
                                           ------         ----------------   -----------------   ----------------
Plan assets in excess of (less than)
  projected benefit obligation.......          .1               (174.4)             (24.4)             (111.3)
                                           ------         ----------------   -----------------   ----------------
Unrecognized gains and obligations
  and prior-service cost:
  Net losses (gains).................          .1                 34.6                 .1                (2.2)
  Net obligations....................                              2.6                                    3.8
  Prior-service cost.................          .2                 15.7                 .2                16.5
                                           ------         ----------------   -----------------   ----------------
Net unrecognized losses and
  obligations........................          .3                 52.9                 .3                18.1
                                                          ----------------                       ----------------
Adjustment required to recognize
  minimum liability..................                            (25.3)                                  (9.1)
                                           ------         ----------------   -----------------   ----------------
Net pension assets (liabilities)
  included in the Consolidated
  Balance Sheet (principally in
  long-term liabilities).............       $  .4             $ (146.8)           $ (24.1)           $ (102.3)
                                           ------         ----------------   -----------------   ----------------
                                           ------         ----------------   -----------------   ----------------

     Statement of Financial Accounting Standards No. 87, Employers' Accounting for Pensions, requires recognition of a minimum pension liability for unfunded plans. At December 31, 1992, the Company recorded an after-tax charge to equity of $6.7 because the additional liability required to be recognized exceeded unrecognized prior service cost (see Note 8).

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     The components of net periodic pension cost are:

                                                                  YEAR ENDED DECEMBER 31,
                                                               -----------------------------
                                                                1992       1991        1990
                                                               ------     -------     ------
     Service cost -- benefits earned during the period.......  $ 11.0     $   9.8     $ 10.3
     Interest cost on projected benefit obligation...........    58.8        59.3       56.3
     Return on assets:
       Actual (gain) loss....................................   (26.3)     (100.1)       4.9
       Deferred (loss) gain..................................   (31.2)       49.9      (59.2)
       Net amortization and deferral.........................     2.1          .3         .8
                                                               ------     -------     ------
     Net periodic pension cost...............................  $ 14.4     $  19.2     $ 13.1
                                                               ------     -------     ------
                                                               ------     -------     ------

     Assumptions used to value obligations at year-end, and to determine the net periodic pension cost in the subsequent year, are:

                                                                 YEAR ENDED DECEMBER 31,
                                                              -----------------------------
                                                              1992        1991        1990
                                                              -----       -----       -----
    Discount rate...........................................   8.25%       8.25%       9.00%
    Expected long-term rate of return on assets.............  10.00%      10.00%      10.00%
    Rate of increase in compensation levels.................   5.00%       5.00%       6.00%

  Incentive Plans

     Effective January 1, 1989, the Company adopted an unfunded Long-Term Incentive Plan (the "LTIP") for certain key employees of the Company and its consolidated subsidiaries. Substantially all compensation vested under the LTIP, as amended in 1991 and 1992, has been paid to the participants in cash or common stock of Kaiser as of December 31, 1992. Under the LTIP, as amended, amounts earned and unvested of approximately $6.1 will vest at the rate of 25% per year for the four-year period ending December 31, 1996. All future payments from the LTIP are expected to be in common stock of Kaiser.

     Effective January 1, 1990, the Company adopted an unfunded Middle Management Long-Term Incentive Plan. The Company also has a supplemental savings and retirement plan for salaried employees under which the participants contribute a percentage of their base salaries.

     The Company's expense for the above plans was $6.6, $6.5, and $15.0 for the years ended December 31, 1992, 1991, and 1990, respectively.

  Postretirement Benefits

     The Company and its subsidiaries provide postretirement health care and life insurance benefits to retired employees. Substantially all employees may become eligible for those benefits if they reach retirement age while still working for the Company or its subsidiaries. Those benefits are provided through administrative service contracts with various insurance carriers. The Company or its subsidiaries pay and expense the cost of providing these benefits as incurred. The cost of these benefits was $47.2, $40.2, and $40.0 for the years ended December 31, 1992, 1991, and 1990, respectively.

     In December 1990, the FASB issued Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions ("SFAS 106"), which requires that the expected cost of providing postretirement health care and life insurance benefits be charged to expense during the years that the employees render service. This is a significant change from the Company's current policy of recognizing these costs on a cash basis. The Company has elected to adopt SFAS 106 as of January 1, 1993.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

The cumulative effect of the change in accounting principle for the adoption of SFAS 106 will be recorded as a charge to results of operations and will reduce pre-tax results of operations by $732.0. The tax benefit for the adoption of SFAS 106 which will be recorded under SFAS 109, based upon the current statutory rate, is approximately $234.0. In addition, the Company estimates that annual 1993 postretirement benefit pre-tax expense will be approximately $18.4 higher than would have been reported under the current policy. The new accounting method has no effect on the Company's cash outlays for retiree benefits nor will the one-time charge affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements, to amend or terminate these benefits.

  Postemployment Benefits

     In November 1992, the FASB issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits ("SFAS 112"). SFAS 112 requires employers to recognize the obligation to provide postemployment benefits to former or inactive employees. The Company provides certain benefits to former or inactive employees after employment but before retirement. The Company has elected to adopt SFAS 112 as of January 1, 1993. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 will reduce pre-tax results of operations by approximately $10.0 to $15.0. In addition, the Company believes that annual 1993 postemployment benefit expenses will not be materially different than would have been reported under the current policy. The new accounting method has no effect on the Company's cash outlays for postemployment benefits nor will it affect the Company's compliance with its existing debt covenants. The Company reserves the right, subject to applicable collective bargaining agreements and applicable legal requirements, to amend or terminate these benefits.

7. REDEEMABLE PREFERENCE STOCK

     In March 1985, KACC entered into a three-year agreement with the United Steelworkers of America (USWA) whereby shares of a new series of "Cumulative (1985 Series A) Preference Stock" would be issued to an employee stock ownership plan in exchange for certain elements of wages and benefits. Concurrently, a similar plan was established for certain nonbargaining employees which provided for the issuance of "Cumulative (1985 Series B) Preference Stock". Series A Stock and Series B Stock ("Series A and B Stock") each have a par value of $1 per share and a liquidation and redemption value of $50 per share plus accrued dividends, if any.

     For financial reporting purposes, Series A and B Stock were recorded at fair market value when issued, based on independent appraisals, with a corresponding charge to compensation cost. Carrying values have been increased each year to recognize accretion of redemption values and, in certain years, there have been other increases for reasons described below. Issuances and redemptions of Series A and B Stock are shown below.

                                                          1992          1991          1990
                                                        ---------     ---------     ---------
    Shares:
      Beginning of year...............................  1,305,550     1,718,051     2,407,086
      Issued..........................................                    1,868           129
      Redeemed........................................   (142,329)     (414,369)     (689,164)
                                                        ---------     ---------     ---------
      End of year.....................................  1,163,221     1,305,550     1,718,051
                                                        ---------     ---------     ---------
                                                        ---------     ---------     ---------

     No additional Series A or B Stock will be issued based on compensation earned in 1992 or subsequent years. While held by the plan trustee, Series B Stock is entitled to cumulative annual dividends, when and as declared by the Board of Directors, payable in stock or in cash at the option of KACC on or after March 1,

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

1991, in respect to years commencing January 1, 1990, based on a formula tied to KACC's income before tax from aluminum operations. When distributed to plan participants (generally upon separation from KACC), the Series A and B stocks are entitled to an annual cash dividend of $5 per share, payable quarterly, when and as declared by the Board of Directors.

     Redemption fund agreements require KACC to make annual payments by March 31 each year based on a formula tied to consolidated net income until the redemption funds are sufficient to redeem all Series A and B Stock. On an annual basis, the minimum payment is $4.3 and the maximum payment is $7.3. In April 1988, KACC entered into a two-and-one-half-year agreement with the USWA whereby KACC was obligated to make additional contributions to the Series A redemption fund of (i) $2.0 each in March 1989 and 1990; and (ii) an additional amount equal to 8.5% of the redemption value of all shares of Series A Stock distributed from the trust occasioned by the sale of any plant covered by the agreement to the extent there was not enough money in the redemption fund to redeem the shares presented for payment. As a result of this agreement, KACC also agreed with the USWA to contribute $22.5 to the Series A redemption fund in conjunction with the sale of Ravenswood. In March 1991 and 1992, KACC contributed $7.1 and $7.0 for the years 1990 and 1991, respectively, and will contribute $4.3 in March 1993 for 1992.

     Under the USWA labor contract effective November 1, 1990, KACC was obligated to offer to purchase up to 80 shares of Series A Stock from each active participant in 1991 at a price equal to its redemption value of $50 per share. KACC also agreed to offer to purchase up to an additional 40 shares from each participant in 1994. The employees may elect to receive their shares, accept cash, or place the proceeds into KACC's 401(k) savings plan. Under separate action, KACC also offered to purchase 80 shares of Series B stock from active participants in 1991. In 1991, KACC purchased $11.1 of Series A stock and $2.1 of Series B stock. If the remaining shares of Series A stock are purchased by the Company, the purchases will total $4.1 in 1994.

     The Series A and B Stock is distributed in the event of death, retirement, or in other specified circumstances. KACC may also redeem such stock at $50 per share plus accrued dividends, if any. At the option of the plan participant, the trustee shall redeem stock distributed from the plans at redemption value to the extent funds are available in the redemption fund. Under the Tax Reform Act of 1986, at the option of the plan participant, KACC must purchase distributed shares earned after December 31, 1985, at redemption value on a five-year installment basis, with interest at market rates. The obligation of KACC to make such installment payments must be secured.

     The Series A and B Stock is entitled to the same voting rights as KACC common stock and to certain additional voting rights under certain circumstances, including the right to elect, along with other KACC preference stockholders, two directors whenever accrued dividends have not been paid on two annual dividend payment dates, or when accrued dividends in an amount equivalent to six full quarterly dividends are in arrears. The Series A and B Stock restricts the ability of KACC to redeem or pay dividends on common stock if KACC is in default on any dividends payable on the Series A and B Stock.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

8. STOCKHOLDERS' EQUITY

     Changes in stockholders' equity were:

                                        PREFERENCE                                             INTER-
                                          STOCK        COMMON    ADDITIONAL     RETAINED       COMPANY
                                        ($100 PAR)     STOCK      CAPITAL       EARNINGS        NOTE
                                        ----------     ------     --------     ----------     ---------
BALANCE, JANUARY 1, 1990..............    $  2.9       $15.0      $  868.1      $   246.3     $  (821.8)
  Net income..........................                                              220.7
  Interest on intercompany note.......                               107.2                       (107.2)
  Conversions of 6,844 preference
     shares into cash.................       (.5)
  Dividends:
     Preference stock.................                                               (1.7)
     Kaiser/KACC transfer.............                                 (.1)
  Redeemable preference stock
     accretion........................                                              (11.8)
                                        ----------     ------     --------     ----------     ---------
BALANCE, DECEMBER 31, 1990............       2.4        15.0         975.2          453.5        (929.0)
  Net income..........................                                              124.7
  Interest on intercompany note.......                               120.3                       (120.3)
  Sale of common stock to Kaiser......                    .4          22.9
  Conversions of 3,262 preference
     shares into cash.................       (.2)
  Dividends:
     Preference stock.................                                               (1.9)
     Common stock.....................                                              (93.0)
Redeemable preference stock
  accretion...........................                                               (7.1)
                                        ----------     ------     --------     ----------     ---------
BALANCE, DECEMBER 31, 1991............       2.2        15.4       1,118.4          476.2      (1,049.3)
  Net income..........................                                               29.6
  Interest on intercompany note.......                               136.5                       (136.5)
  Conversions of 2,405 preference
     shares into cash.................       (.2)
  Additional pension liability
     (see Note 6).....................                                               (6.7)
  Dividends:
     Preference stock.................                                               (1.4)
     Common stock.....................                                              (11.4)
  Redeemable preference stock
     accretion........................                                               (5.1)
  LTIP common stock issued............                                  .7
                                        ----------     ------     --------     ----------     ---------
BALANCE, DECEMBER 31, 1992............    $  2.0       $15.4      $1,255.6      $   481.2     $(1,185.8)
                                        ----------     ------     --------     ----------     ---------
                                        ----------     ------     --------     ----------     ---------

  Preference Stock

     The outstanding shares of KACC preference stocks, in descending order of seniority, were:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1992       1991
                                                                         ------     ------
    Preference, Cumulative Convertible, $100 par:
      4 1/8%...........................................................   4,110      4,440
      4 3/4% (1957 Series).............................................   3,054      3,721
      4 3/4% (1959 Series).............................................  14,607     15,180
      4 3/4% (1966 Series).............................................   4,235      5,070

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     KACC Cumulative Convertible Preference Stocks, $100 par value ("100 Preference Stocks"), restrict acquisition of junior stock and payment of dividends. At December 31, 1992, such provisions were less restrictive as to the payment of cash dividends than the 1989 Credit Agreement provisions. KACC has the option to redeem the $100 Preference Stocks at par value plus accrued dividends. KACC does not intend to issue any additional shares of the $100 Preference Stocks.

     The 4 1/8% and 4 3/4% (1957 Series, 1959 Series, and 1966 Series) $100
Preference Stocks can be exchanged for per share cash amounts of $69.30, $77.84, $78.38, and $76.46, respectively. KACC records the $100 Preference Stocks at their exchange amounts for financial statement presentation.

  Intercompany Note

     The Intercompany Note bears interest at a fixed rate of 13% per annum. No interest or principal payments are due until December 21, 2000, after which interest and principal will be payable over a 15-year term pursuant to a predetermined schedule. Accrued interest is accounted for as additional contributed capital.

  Dividends

     The Company paid quarterly cash dividends on common stock of $50.0, $37.3, $2.9, and $2.8 in 1991. The Company paid cash dividends on common stock of $2.9 in each quarter of 1992. In the event that Kaiser pays any distributions to its shareholders, the 1989 Credit Agreement requires MAXXAM and any subsidiary of MAXXAM to use the entire proceeds of any such distributions received by MAXXAM or any subsidiary of MAXXAM to purchase a Pay-in-Kind Note (the "PIK Note") from the Company. On December 15, 1992, the Company issued a PIK Note to a subsidiary of MAXXAM in the principal amount of $2.5, representing the entire amount of the dividend received by such subsidiary in respect of the shares of Kaiser's common stock which it owns. The PIK Note bears interest, compounded semiannually, at a rate equal to 12% per annum, and is due and payable, together with accrued interest thereon, on June 30, 1995.

9. COMMITMENTS AND CONTINGENCIES

     The Company has financial commitments, including purchase agreements, tolling arrangements, forward foreign exchange contracts, forward sales contracts, letters of credit, and guarantees.

     Purchase agreements and tolling arrangements include agreements to supply alumina to Anglesey and to purchase aluminum from that company.

     Similarly, KACC has long-term agreements for the purchase and tolling of bauxite into alumina in Australia by QAL. These obligations expire in 2008. Under the agreements, KACC is unconditionally obligated to pay its proportional share of debt, operating costs, and certain other costs of QAL. The aggregate minimum amount of required future principal payments at December 31, 1992, is $70.7, due in 1997. The KACC share of payments, including operating costs and certain other expenses under the agreement, was $99.2, $107.6, and $88.9 for the years ended December 31, 1992, 1991, and 1990, respectively.

     Minimum rental commitments under operating leases at December 31, 1992, are as follows: years ending December 31, 1993 -- $20.4; 1994 -- $19.3;
1995 -- $18.4; 1996 -- $18.0; 1997 -- $17.4; thereafter -- $261.7. The future minimum rentals receivable under noncancelable subleases were $94.5 at December 31, 1992.

     Rental expenses were $26.2, $23.3, and $23.1 for the years ended December 31, 1992, 1991, and 1990, respectively.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Primarily included in other long-term liabilities are environmental accruals related to potential solid waste disposal and soil and groundwater remediation matters. The following table presents the changes in such accruals for the years ended December 31, 1992, 1991, and 1990:

                                                                 1992       1991       1990
                                                                ------     ------     ------
     Balance at beginning of period...........................  $ 51.5     $ 57.7     $ 72.9
     Additional amounts.......................................     4.5        7.8        3.6
     Less expenditures........................................    (9.6)     (14.0)     (18.8)
                                                                ------     ------     ------
     Balance at end of period.................................  $ 46.4     $ 51.5     $ 57.7
                                                                ------     ------     ------
                                                                ------     ------     ------

     The Company is involved in various claims, lawsuits, and other proceedings relating to product liability, environmental protection, and a wide variety of other matters. While uncertainties are inherent in the ultimate outcome of such matters and it is impossible to determine the costs that ultimately may be incurred, management believes that the resolution of such uncertainties and the incurrence of such costs, some of which may be substantial, should not have a material adverse effect upon the Company's consolidated financial position or results of operations.

10. SEGMENT AND GEOGRAPHICAL AREA INFORMATION

     Sales and transfers among geographic areas are made on a basis intended to reflect the market value of products.

     The aggregate foreign currency gain included in determining net income was $12.0, $1.2, and $7.2 for the years ended December 31, 1992, 1991, and 1990, respectively.

     Sales to a single customer were $135.3, $155.9, and $204.3 of bauxite and alumina and $144.9, $160.9, and $205.9 of aluminum processing for the years ended December 31, 1992, 1991, and 1990, respectively.

     Export sales were less than 10% of total revenue during the years ended December 31, 1992, 1991, and 1990.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Financial information by industry segment at December 31, 1992 and 1991, and for the years ended December 31, 1992, 1991, and 1990, is as follows:

                               YEAR ENDED       BAUXITE &      ALUMINUM
                              DECEMBER 31,       ALUMINA      PROCESSING     CORPORATE      TOTAL
                              ------------      ---------     ----------     ---------     --------
Net sales to unaffiliated
  customers..................    1992            $ 466.5       $1,442.6                    $1,909.1
                                 1991              550.8        1,450.0                     2,000.8
                                 1990              609.4        1,485.6                     2,095.0

Intersegment sales...........    1992            $ 179.9                                   $  179.9
                                 1991              194.6                                      194.6
                                 1990              254.7                                      254.7

Equity in earnings (losses)
  of unconsolidated
  affiliates.................    1992            $   1.8       $   (3.7)                   $   (1.9)
                                 1991               (4.4)         (15.1)                      (19.5)
                                 1990               (5.0)          (7.8)                      (12.8)

Operating income (loss)......    1992            $  62.6       $  104.9       $ (77.3)     $   90.2
                                 1991              150.0          150.2         (84.4)        215.8
                                 1990              241.4          222.6         (87.6)        376.4

Depreciation.................    1992            $  29.8       $   49.0       $   1.5      $   80.3
                                 1991               26.4           46.0            .8          73.2
                                 1990               25.8           43.5           1.2          70.5

Capital expenditures.........    1992            $  50.8       $   39.4       $  24.2      $  114.4
                                 1991               51.1           64.8           2.2         118.1
                                 1990               46.9           67.4            .8         115.1

Investment in and advances to
  unconsolidated
  affiliates.................    1992            $ 136.2       $   12.5       $   1.4      $  150.1
                                 1991              140.9           16.1           4.9         161.9

Identifiable assets..........    1992            $ 715.7       $1,165.9       $ 218.4      $2,100.0
                                 1991              693.3        1,256.2         189.2       2,138.7

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

     Geographical area information relative to operations is summarized as follows:

                      YEAR ENDED                                      OTHER
                     DECEMBER 31,    DOMESTIC   CARIBBEAN   AFRICA   FOREIGN   ELIMINATIONS    TOTAL
                     ------------    --------   ---------   ------   -------   ------------   --------
Net sales to
  unaffiliated
  customers.........    1992         $1,359.6    $  92.9    $263.5   $193.1                   $1,909.1
                        1991          1,383.8      149.6     269.2    198.2                    2,000.8
                        1990          1,384.9      186.0     286.8    237.3                    2,095.0
Sales and transfers
  among geographic
  areas.............    1992                     $ 111.8             $ 93.5      $ (205.3)
                        1991                       116.4              112.3        (228.7)
                        1990                       137.6              155.7        (293.3)
Equity in losses of
  unconsolidated
  affiliates........    1992                                         $ (1.9)                  $   (1.9)
                        1991                                          (19.5)                     (19.5)
                        1990                                          (12.8)                     (12.8)
Operating income
  (loss)............    1992         $  (25.0)   $  18.4    $ 78.8   $ 18.0                   $   90.2
                        1991             59.5       47.8      72.1     36.4                      215.8
                        1990            163.9       95.1      60.2     57.2                      376.4
Investment in and
  advances to
  unconsolidated
  affiliates........    1992         $    1.4    $  29.5             $119.2                   $  150.1
                        1991              4.9       30.7              126.3                      161.9
Identifiable
  assets............    1992         $1,302.3    $ 358.3    $227.5   $211.9                   $2,100.0
                        1991          1,400.8      332.1     211.6    194.2                    2,138.7

11. SUBSIDIARY GUARANTORS

     Kaiser Alumina Australia Corporation ("KAAC"), Kaiser Finance Corporation ("KFC"), Kaiser Jamaica Corporation ("KJC"), and Alpart Jamaica Inc. ("AJI") (collectively referred to as the "Subsidiary Guarantors") are domestic wholly owned (directly or indirectly) subsidiaries of the Company that have provided joint and several guarantees of the 1989 Credit Agreement and subordinated guarantees of the 14 1/4% Notes (see Note 4).

     KAAC, KJC, and AJI are wholly owned subsidiaries, which serve as holding companies for the Company's investments in Alpart, KFC, and QAL. KFC is a wholly owned subsidiary of KAAC, whose principal business is making loans to the Company and its subsidiaries. Summary combined financial information for the Subsidiary Guarantors as of December 31, 1992 and 1991, is shown below. Prior years' balances have been reclassified to conform with the current-year presentation.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                 (IN MILLIONS OF DOLLARS, EXCEPT SHARE AMOUNTS)

                     SUMMARY OF COMBINED FINANCIAL POSITION

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1992         1991
                                                                          --------     --------
                                   ASSETS
Current assets..........................................................  $   94.3     $   93.8
Due from KACC...........................................................     620.2        585.0
Investments in and advances to unconsolidated affiliates................     106.7        110.3
Property, plant, and equipment -- net...................................     238.9        198.8
Other assets............................................................       3.2         34.4
                                                                          --------     --------
     Total..............................................................  $1,063.3     $1,022.3
                                                                          --------     --------
                                                                          --------     --------
                    LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities.....................................................  $  118.0     $  102.0
Payable to KACC.........................................................     468.6        464.3
Long-term debt, net of current maturity.................................      85.0         91.3
Minority interest.......................................................      58.5         60.3
Stockholders' equity....................................................     333.2        304.4
                                                                          --------     --------
     Total..............................................................  $1,063.3     $1,022.3
                                                                          --------     --------
                                                                          --------     --------

                         SUMMARY OF COMBINED OPERATIONS

                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1992       1991       1990
                                                                   ------     ------     ------
Net sales........................................................  $316.0     $385.1     $436.3
Costs and expenses...............................................   303.0      377.5      354.8
                                                                   ------     ------     ------
Operating income.................................................    13.0        7.6       81.5
Other income (expense):
  Interest and other income......................................    24.5       45.2       38.2
  Interest expense...............................................   (24.1)     (25.3)     (15.0)
                                                                   ------     ------     ------
Income before income taxes and minority interests................    13.4       27.5      104.7
Provision for income taxes.......................................    (2.3)      (9.2)     (26.8)
Minority interest................................................     6.7        6.4        6.4
                                                                   ------     ------     ------
Net income.......................................................  $ 17.8     $ 24.7     $ 84.3
                                                                   ------     ------     ------
                                                                   ------     ------     ------

  Summary of Significant Accounting Policies

     Receivables and Payables -- At December 31, 1992, receivables from and payables to KACC and affiliates include $592.2 and $242.2 of interest bearing loans, respectively. The similar amounts at December 31, 1991 were $543.9 and $266.7.

     Inventory Valuation -- Inventories are stated at first-in, first-out (FIFO) cost, not in excess of market.

     Income Taxes -- The Subsidiary Guarantors are included in the consolidated federal income tax return of MAXXAM, and provisions for income taxes are computed as if each Subsidiary Guarantor were a separate company.

     Investments -- At December 31, 1992, KAAC held a 28.3% interest in QAL. This investment is accounted for by the equity method. The equity in QAL's income (loss) before income taxes of $1.8 and $(4.4) in 1992 and 1991, respectively, is included in the Company's cost of products sold.

     Other Assets -- Included in other assets at December 31, 1991, is $31.9 cash related to the Alpart CARIFA loan, deposited with a trustee (see Note 4).

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                          CONSOLIDATED BALANCE SHEETS
                            (IN MILLIONS OF DOLLARS)

                                                                        SEPTEMBER 30, DECEMBER 31,
                                                                            1993         1992
                                                                         ---------     --------
                                                                        (UNAUDITED)
Current assets:
  Cash and cash equivalents............................................  $   12.9      $   18.5
  Receivables..........................................................     242.6         271.1
  Inventories..........................................................     431.1         439.9
  Prepaid expenses and other current assets............................      74.1          37.0
                                                                         --------      --------
          Total current assets.........................................     760.7         766.5
Investments in and advances to unconsolidated affiliates...............     177.6         150.1
Property, plant, and equipment net.....................................   1,167.6       1,066.8
Deferred income taxes..................................................     209.1
Other assets...........................................................     168.1         116.6
                                                                         --------      --------
          Total........................................................  $2,483.1      $2,100.0
                                                                         --------      --------
                                                                         --------      --------
                  LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.....................................................  $  105.3      $  136.6
  Accrued interest.....................................................      10.2           4.6
  Accrued salaries, wages, and related expenses........................     101.8          84.4
  Other accrued liabilities............................................     118.1         110.9
  Payable to affiliates................................................      72.6          78.5
  Short-term borrowings................................................      18.5           4.8
  Long-term debt -- current portion....................................       8.5          25.9
  Note payable to parent -- current portion............................      12.6
                                                                         --------      --------
          Total current liabilities....................................     447.6         445.7
Long-term liabilities..................................................   1,141.4         217.9
Long-term debt.........................................................     692.8         765.1
Note payable to parent.................................................      22.0
Minority interests.....................................................      69.5          70.1
Redeemable preference stock............................................      32.3          32.8
Stockholders' equity:
  Preference stock.....................................................       1.8           2.0
  Common stock.........................................................      15.4          15.4
  Additional capital...................................................   1,448.0       1,255.6
  Retained earnings (accumulated deficit)..............................    (106.1)        481.2
  Less: Note receivable from Kaiser Aluminum Corporation...............  (1,281.6)     (1,185.8)
                                                                         --------      --------
          Total stockholders' equity...................................      77.5         568.4
                                                                         --------      --------
          Total........................................................  $2,483.1      $2,100.0
                                                                         --------      --------
                                                                         --------      --------

   The accompanying notes to interim consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                    STATEMENTS OF CONSOLIDATED INCOME (LOSS)
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                           NINE MONTHS ENDED
                                                                             SEPTEMBER 30,
                                                                        -----------------------
                                                                          1993           1992
                                                                        --------       --------
Net sales.............................................................  $1,303.2       $1,413.1
                                                                        --------       --------
Costs and expenses:
  Cost of products sold...............................................   1,181.0        1,178.1
  Depreciation........................................................      72.9           60.4
  Selling, administrative, research and development, and general......      90.5           88.7
                                                                        --------       --------
          Total costs and expenses....................................   1,344.4        1,327.2
Operating income (loss)...............................................     (41.2)          85.9
Other income (expense):
  Interest and other income...........................................       9.2            2.0
  Interest expense....................................................     (63.8)         (58.4)
                                                                        --------       --------
Income (loss) before income taxes, minority interests, extraordinary
  loss, and cumulative effect of changes in accounting principles.....     (95.8)          29.5
Credit (provision) for income taxes...................................      39.5           (7.9)
Minority interests....................................................       3.2            4.9
                                                                        --------       --------
Income (loss) before extraordinary loss and cumulative effect of
  changes in accounting principles....................................     (53.1)          26.5
Extraordinary loss on early extinguishment of debt, net of tax benefit
  of $11.2............................................................     (21.8)
Cumulative effect of changes in accounting principles,
  net of tax benefit of $237.7........................................    (507.9)
                                                                        --------       --------
Net income (loss).....................................................  $ (582.8)      $   26.5
                                                                        --------       --------
                                                                        --------       --------

   The accompanying notes to interim consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                     STATEMENTS OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)
                            (IN MILLIONS OF DOLLARS)

                                                                                NINE MONTHS ENDED
                                                                                  SEPTEMBER 30,
                                                                              ---------------------
                                                                                 1993         1992
                                                                              ---------      ------
Cash flows from operating activities:
  Net income (loss).......................................................... $  (582.8)     $ 26.5
  Adjustments to reconcile net income (loss) to net cash (used for) provided by operating activities:
     Depreciation............................................................      72.9        60.4
     Non-cash postretirement benefit expenses other than pensions............      14.6
     Amortization of deferred financing costs and discount on long-term
      debt...................................................................       8.5         8.7
     Extraordinary loss on early extinguishment of debt......................      33.0
     Cumulative effect of changes in accounting principles...................     507.9
     Minority interests......................................................      (3.2)       (4.9)
     Equity in losses of unconsolidated affiliates...........................      11.8         9.1
     Recognition of previously deferred income from a forward alumina sale...       (.6)      (18.7)
     Increase in accrued interest............................................       5.7        10.6
     Incurrence of financing costs...........................................     (12.0)       (1.8)
     Decrease (increase) in receivables......................................      25.0       (11.5)
     Decrease in inventories, prepaid expenses, and other current assets.....      21.6        14.7
     Decrease in accounts payable, payable to affiliates, and accrued
      liabilities............................................................     (90.8)      (83.4)
     Other...................................................................     (13.6)       12.7
                                                                              ---------      ------
     Net cash (used for) provided by operating activities....................      (2.0)       22.4
                                                                              ---------      ------
Cash flows from investing activities:
  Net proceeds from disposition of property and investments..................      11.4        43.4
  Capital expenditures.......................................................     (36.4)      (79.8)
                                                                              ---------      ------
     Net cash used for investing activities..................................     (25.0)      (36.4)
                                                                              ---------      ------
Cash flows from financing activities:
  Repayments of long-term debt, including revolving credit...................  (1,011.3)      (97.1)
  Borrowings of long-term debt, including revolving credit...................     920.0       123.5
  Borrowings from MAXXAM Group Inc. (see supplemental disclosure below)......      15.0
  Borrowings from parent.....................................................      34.6
  Tender premiums and other costs of early extinguishment of debt............     (27.1)
  Net short-term borrowings..................................................      13.7         4.6
  Dividends paid.............................................................       (.8)       (9.5)
  Redemption of preference stock.............................................      (4.2)       (7.2)
  Capital contribution.......................................................      81.5
                                                                              ---------      ------
     Net cash provided by financing activities...............................      21.4        14.3
                                                                              ---------      ------
Net (decrease) increase in cash and cash equivalents during the period.......      (5.6)         .3
Cash and cash equivalents at beginning of period.............................      18.5        15.5
                                                                              ---------      ------
Cash and cash equivalents at end of period................................... $    12.9      $ 15.8
                                                                              ---------      ------
                                                                              ---------      ------
Supplemental disclosure of cash flow information:
  Interest paid, net of capitalized interest................................. $    49.6      $ 39.6
  Income taxes paid..........................................................       9.3         2.0
  Tax allocation payments to MAXXAM Inc......................................                  28.0
Supplemental disclosure of non-cash financing activities:
  Contribution to capital of the borrowings from MAXXAM Group Inc............ $    15.0

   The accompanying notes to interim consolidated financial statements are an integral part of these statements.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            (IN MILLIONS OF DOLLARS)

1. GENERAL

     The foregoing unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, said financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments necessary for a fair statement of the results for the interim periods presented have been included. Operating results for the first nine months of 1993 are not necessarily indicative of the results that may be expected for the year ending December 31, 1993. Certain reclassifications of prior period information were made to conform to the current presentation.

     Kaiser Aluminum & Chemical Corporation ("KACC or the Company") is the principal operating subsidiary of Kaiser Aluminum Corporation ("Kaiser"). Kaiser is a 68%-owned subsidiary of MAXXAM Inc. ("MAXXAM"). The remaining 32% of Kaiser's equity interest is publicly held.

     On February 1, 1993, the Company issued $400.0 of 12 3/4% Senior Subordinated Notes due 2003 (the "12 3/4% Notes"). The net proceeds from the sale of the 12 3/4% Notes were used to refinance KACC's 14 1/4% Senior Subordinated Notes due 1995 (the "14 1/4% Notes"), to prepay $18.0 of the term loan under KACC's 1989 Credit Agreement (the "Credit Agreement"), and to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement. These transactions resulted in a pre-tax extraordinary loss of $33.0 in the first quarter of 1993 ($21.8 after taxes), consisting primarily of the write-off of unamortized discount and deferred financing costs related to the 14 1/4% Notes and the payment of premiums on the 14 1/4% Notes. The obligations of the Company with respect to the 12 3/4% Notes are guaranteed, jointly and severally, by certain subsidiaries of the Company. The Credit Agreement and the indenture in respect of the 12 3/4% Notes (see Note 3 below) restrict, among other things, the Company's ability to pay dividends. Under the most restrictive of these covenants, the Company is not currently permitted to pay dividends on its common stock.

     On June 30, 1993, Kaiser consummated the public offering (the "Public Offering") of 17,250,000 of its $.65 Depositary Shares (the "Depositary Shares"), each representing one-tenth of a share of Series A Mandatory Conversion Premium Dividend Preferred Stock (the "Series A Shares"). In connection with the Public Offering, MAXXAM Group Inc. ("MGI"), a wholly owned subsidiary of MAXXAM, exchanged a promissory note of the Company (the "MAXXAM Note") in the principal amount of $15.0 (which evidenced a cash loan in the amount of $15.0 made by MGI to the Company) for 2,132,950 Depositary Shares.

     The net cash proceeds from the Public Offering were approximately $119.3. Kaiser used approximately $37.8 of such net proceeds to make a non-interest bearing loan to the Company evidenced by a note, which note is designed to provide sufficient funds to Kaiser to enable it to make dividend payments on the Series A Shares until the Mandatory Conversion Date with respect to the Series A Shares; and Kaiser used approximately $81.5 of such net proceeds and the MAXXAM Note to make a capital contribution to the Company. The Company used approximately $13.7 of the funds it received from Kaiser to prepay the remaining balance of the term loan under the Credit Agreement and $105.6 of such funds to reduce outstanding borrowings under the revolving credit facility of the Credit Agreement.

     The Company announced in October that it is restructuring its flat-rolled products operation at its Trentwood plant in Spokane, Washington, to reduce that facility's annual operating costs. This effort is in response to over-capacity in the aluminum rolling industry, flat demand in can stock markets, and declining demand for aluminum products sold to customers in the commercial aerospace industry, all of which have

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                            (IN MILLIONS OF DOLLARS)

resulted in declining prices in Trentwood's key markets. The Company expects that the Trentwood restructuring, and the restructuring of operations at some other facilities which is under consideration, are likely to result in a fourth quarter pre-tax charge of approximately $30.0 to $40.0.

2. INVENTORIES

     The classification of inventories is as follows:

                                                                    SEPTEMBER 30,     DECEMBER 31,
                                                                        1993              1992
                                                                    -------------     ------------
Finished fabricated products......................................     $  89.1           $ 91.2
Primary aluminum and work in process..............................       141.8            128.7
Bauxite and alumina...............................................        98.0            107.4
Operating supplies and repair and maintenance parts...............       102.2            112.6
                                                                    -------------     ------------
          Total...................................................     $ 431.1           $439.9
                                                                    -------------     ------------
                                                                    -------------     ------------

     Substantially all product inventories are stated at last-in, first-out
(LIFO) cost, not in excess of market. Replacement cost is not in excess of LIFO cost.

3. LONG-TERM DEBT

     Long-term debt is as follows:

                                                                    SEPTEMBER 30,     DECEMBER 31,
                                                                        1993              1992
                                                                    -------------     ------------
1989 Credit Agreement:
  Revolving Credit Facility.......................................     $ 165.0           $290.0
  Term Loan.......................................................                         36.6
Pollution Control and Solid Waste Disposal Obligations
  (6%-7.75%)......................................................        39.2             40.0
Alpart CARIFA Loan (fixed and variable rates).....................        60.0             60.0
Alpart Term Loan (8.95%)..........................................        25.0             31.3
12 3/4% Senior Subordinated Notes due 2003........................       400.0
14 1/4% Senior Subordinated Notes due 1995, net of discount of
  $1.2............................................................                        320.5
Other borrowings (fixed and variable rates).......................        12.1             12.6
                                                                    -------------     ------------
          Total...................................................       701.3            791.0
Less current portion..............................................         8.5             25.9
                                                                    -------------     ------------
Long-term debt....................................................     $ 692.8           $765.1
                                                                    -------------     ------------
                                                                    -------------     ------------

     Loans under the Credit Agreement bear an annual interest rate, at KACC's election from time to time, equal to (i) the Reference Rate plus a margin of 1 1/2%, (ii) the CD Rate (Reserve Adjusted) plus a margin of 2 5/8%, or (iii) the LIBO Rate (Reserve Adjusted) plus a margin of 2 1/2%. All margins and fees are subject to a reduction or increase of 1/2% per annum on a non-cumulative basis, depending upon a financial test, determined quarterly. This financial test required an increase in margins and fees commencing with the second quarter of 1993, and the increase will continue at least through the fourth quarter of 1993.

     As of September 30, 1993, $148.9 of borrowing capacity was unused under the revolving credit facility of the Credit Agreement (of which $13.9 could also have been used for letters of credit).

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                            (IN MILLIONS OF DOLLARS)

4. INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS 109"). The adoption of SFAS 109 changes the Company's method of accounting for income taxes to an asset and liability approach from the deferral method prescribed by Accounting Principles Board Opinion No. 11, Accounting for Income Taxes. The asset and liability approach requires the recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred income tax assets and liabilities are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates. The cumulative effect of the change in accounting principle, as of January 1, 1993, reduced the Company's results of operations by $2.9.

     The implementation of SFAS 109 required the Company to restate certain assets and liabilities to their pre-tax amounts from their net-of-tax amounts originally recorded in connection with the acquisition by MAXXAM in October 1988. The restatement of the assigned values with respect to certain assets and liabilities recorded as a result of the acquisition and the recomputation of deferred income tax liabilities under SFAS 109 resulted in: (i) an increase of $144.6 in the net carrying value of property, plant, and equipment, (ii) an increase of $47.8 in investments in and advances to unconsolidated affiliates,
(iii) an increase of $56.0 in long-term liabilities, (iv) a decrease of $2.5 in other assets and an increase of $10.1 in other liabilities, and (v) an increase of $126.7 in deferred income tax liabilities.

     Concurrent with the adoption of SFAS 109, the Company implemented changes in its accounting method for postretirement benefits pursuant to Statement of Financial Accounting Standards No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106) (see Note 5) and Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits (SFAS 112) (see Note 6). The cumulative effect of changes in accounting principles relating to SFAS 106 and SFAS 112 totaled approximately $742.7 and resulted in the recognition of deferred income tax assets of $237.7, net of valuation allowances. The Company believes that its ability to generate future taxable income will allow for the realization of these deferred income tax assets.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                            (IN MILLIONS OF DOLLARS)

     As of January 1, 1993, after giving effect to the adoption of SFAS 109, SFAS 106, and SFAS 112, the components of the Company's net deferred income tax assets (liabilities) were as follows:

                                                                                JANUARY 1,
                                                                                  1993
                                                                                 -------
    Deferred income tax assets:
      Postretirement benefits other than pensions..............................  $ 270.8
      Other liabilities........................................................     98.8
      Loss and credit carryforwards............................................     83.3
      Pensions.................................................................     45.8
      Foreign and state deferred income tax liabilities........................     44.4
      Property, plant, and equipment...........................................     22.6
      Other....................................................................     18.0
      Valuation allowances.....................................................   (103.7)
                                                                                 -------
              Total deferred income tax assets, net............................    480.0
                                                                                 -------
    Deferred income tax liabilities:
      Property, plant, and equipment...........................................   (218.3)
      Investments in and advances to unconsolidated affiliates.................    (60.9)
      Inventories..............................................................    (18.6)
      Other....................................................................    (28.7)
                                                                                 -------
              Total deferred income tax liabilities............................   (326.5)
                                                                                 -------
    Net deferred income tax assets.............................................  $ 153.5
                                                                                 -------
                                                                                 -------

     Certain of the deferred income tax assets and liabilities listed above are included on the Consolidated Balance Sheet in the captions entitled Receivables, Prepaid expenses and other current assets, Other accrued liabilities, and Long-term liabilities. The Omnibus Budget Reconciliation Act of 1993 ("the Act"), enacted on August 10, 1993, retroactively increased the federal statutory income tax rate from 34% to 35% for periods beginning on or after January 1, 1993. As a result of the Act, the Company increased its net deferred income tax assets by $3.4 and recorded a deferred tax benefit of $3.4 as of the date of the enactment. The Company has recorded the cumulative effect of the change in the federal statutory income tax rate as an adjustment to its credit for income taxes in the third quarter of 1993.

     Current tax benefits comprise approximately $17.0 of the credit for income taxes for the nine months ended September 30, 1993. The reconciliation of the Company's credit (provision) for income taxes on income (loss) before income taxes, minority interests, extraordinary loss and cumulative effect of changes in accounting principles to the statutory rate does not differ materially from the reconciliation as disclosed in Note 5 to the audited Consolidated Financial Statements contained in the Company's 1992 Annual Report to Stockholders.

     As shown in the unaudited Statement of Consolidated Income (Loss) for the nine months ended September 30, 1993, the Company reported an extraordinary loss related to the early extinguishment of debt. The Company reported the loss net of related income taxes of $11.2 which approximated the statutory rate in effect on the date the transaction occurred. The related income tax benefits recorded by the Company in respect of SFAS 106 and SFAS 112 differed from the statutory rate in effect when adopted due to valuation allowances.

     As a consequence of the consummation of the Public Offering on June 30, 1993, as discussed in Note 1, the Company and its subsidiaries are no longer included in the consolidated federal income tax return of MAXXAM. The Company and its subsidiaries will be included in the consolidated federal income tax return

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                            (IN MILLIONS OF DOLLARS)

of Kaiser for taxable periods beginning on or after July 1, 1993. Kaiser has obtained the approval of the Secretary of the Treasury to file a consolidated federal income tax return for the period ending on December 31, 1993.

     The tax allocation agreement between the Company and MAXXAM (the "KACC Tax Allocation Agreement") terminated pursuant to its terms, effective for taxable periods beginning after June 30, 1993. The Company and Kaiser entered into a tax allocation agreement (the "New KACC Tax Allocation Agreement") which became effective July 1, 1993. Under the terms of the New KACC Tax Allocation Agreement, Kaiser will compute the federal income tax liability for the Company and its subsidiaries (collectively, the "Subgroup") as if the Subgroup were a separate affiliated group of corporations which was never connected with Kaiser.

     Any unused federal income tax attribute carryforwards under the terms of the KACC Tax Allocation Agreement were eliminated and are not available for taxable periods beginning on or after July 1, 1993. Upon the filing of MAXXAM's 1993 consolidated federal income tax return, the tax attribute carryforwards of the MAXXAM consolidated return group as of December 31, 1993, will be apportioned in part to Kaiser and the Subgroup, based upon the provisions of the relevant consolidated return regulations. It is anticipated that the amounts of such tax attribute carryforwards apportioned to the Subgroup (and available under the New KACC Tax Allocation Agreement) will approximate or exceed the amounts of tax attribute carryforwards eliminated under the KACC Tax Allocation Agreement.

  5. Postretirement Benefits Other Than Pensions

     The Company adopted SFAS 106 as of January 1, 1993. The costs of postretirement benefits other than pensions are now accrued over the period employees provide services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 106 was recorded as a charge to results of operations of $497.7, net of related income taxes of $234.2.

     The Company's accumulated postretirement benefits obligation at the date of adoption was:

            Retirees...................................................  $ 581.5
            Actives eligible for benefits..............................     32.7
            Actives not eligible for benefits..........................    117.7
                                                                         -------
                                                                         $ 731.9
                                                                         -------
                                                                         -------

     The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is 9.5% for 1993 and is assumed to decrease gradually to 6% for 2005 and remain at that level thereafter. Each one percentage point change in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation as of January 1, 1993, by approximately $85.0 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by approximately $10.0.

6. POSTEMPLOYMENT BENEFITS

     The Company adopted SFAS 112 as of January 1, 1993. The costs of postemployment benefits are now accrued over the period the employee provides services to the date of their full eligibility for such benefits. Previously, such costs were expensed as actual claims were incurred. The cumulative effect of the change in accounting principle for the adoption of SFAS 112 was recorded as a charge to results of operations of $7.3, net of related income taxes of $3.5.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES TO WHICH IT RELATES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              ------------------

                              TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information..................   2
Incorporation of Certain Documents by
  Reference............................   2
Summary................................   3
The Company............................   9
Risk Factors...........................   9
Use of Proceeds........................  14
Capitalization.........................  15
Selected Historical and Pro Forma
  Consolidated Financial Data..........  16
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations........................  17
Business...............................  25
Management.............................  44
Certain Transactions...................  61
Description of Principal
  Indebtedness.........................  63
Description of Notes...................  67
Certain Federal Income Tax
  Consequences.........................  96
Description of the PRIDES..............  97
Underwriting...........................  98
Legal Matters..........................  99
Experts................................  99
Consolidated Financial Statements...... F-1

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  $225,000,000


                                 KAISER ALUMINUM
                                   & CHEMICAL
                                   CORPORATION

                                 % SENIOR NOTES
                                    DUE 2002

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                            PAINEWEBBER INCORPORATED

                              SALOMON BROTHERS INC

                               FEBRUARY   , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses of this offering will be paid by Kaiser Aluminum & Chemical Corporation and, exclusive of underwriting discounts and commissions, are as follows:


        SEC registration fee.............................................  $   77,587
        NASD fee.........................................................      18,000
        Printing and engraving...........................................     300,000*
        Legal............................................................     175,000*
        Rating Agency fees...............................................      18,000*
        Accounting.......................................................     125,000*
        Blue Sky filing fees and expenses (including counsel fees).......      10,000*
        Trustee and Registrar fees.......................................      15,000*
        Miscellaneous....................................................      11,413*
                                                                           ----------
                  Total..................................................  $  750,000
                                                                           ----------
                                                                           ----------


- ---------------
* Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. The Registrants Restated Certificates of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference also is made to Section 145 of the DGCL which provides that a corporation may indemnify any person, including officers and directors, who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify its officers, directors, employees and agents in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer, director, employee or agent is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer, director, employee or agent actually and reasonably incurred in connection therewith.

     The restated certificates of incorporation and by-laws of the Registrants provide for indemnification of directors, officers and employees of the Registrants to the fullest extent authorized by law.

     The Registrants have entered into, or will enter into, indemnification agreements with each of its directors and officers which provide that the Registrants will indemnify such individuals if and whenever they were or are a party or are threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director, officer or employee of the Registrants or any of its subsidiaries, or are or were serving at the request of the Registrants or any of its subsidiaries as a director, officer, employee, agent or other official of another corporation, partnership, joint venture, trust, or other enterprise, against judgments, fines and amounts paid in settlement and reasonable expenses (including attorneys' fees) actually incurred by them in connection with such action, suit or proceeding except to the extent that (a) any judgments, fines, amounts paid in settlement and expenses are finally determined by a court of competent jurisdiction to have resulted from their gross negligence or bad faith in the performance of their duties (or, alternatively in the case of certain of the indemnification agreements, result from conduct which is finally determined by a court of competent jurisdiction to be knowingly fraudulent or deliberately dishonest, or to constitute willful misconduct), (b) any amount is paid without the prior approval of the Registrants in settlement of a proceeding brought in the name and on behalf of the Registrants or another corporation, partnership, joint venture, trust or other enterprise for which they are or were serving at the request of the Registrants as a director, officer, employee, agent or other official, (c) such indemnification is otherwise prohibited by law, whether by statute, court decision or otherwise, or (d) reimbursement of such expenses has actually been made pursuant to insurance policies maintained by the Registrants for their benefit. For these purposes, service at the request of the Registrants with respect to an "other enterprise" includes service with respect to any employee benefit plan. The agreements further provide for the advancement of expenses incurred in defending any such action, suit or proceeding upon receipt of a repayment undertaking if it is ultimately determined that such individuals are not entitled to be indemnified or to the extent they recover such expenses from others pursuant to insurance or otherwise.

     The Registrants may terminate the agreements on 90 days' prior written notice to such individuals, but the indemnification provided by the agreements continues to apply to all actions taken or failed to be taken by such individuals prior to the expiration of the 90-day notice period notwithstanding such termination.

     The Registrants provides liability insurance for each of its directors and officers for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrants.

     The Purchase Agreement pursuant to which the securities are being purchased by the Underwriters provides that the Underwriters will indemnify the Company, its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company against certain losses related to written information furnished by the Underwriters to the Company for inclusion in the Registration Statement or Prospectus.

     The foregoing discussion is qualified in its entirety by reference to the DGCL, the Registrants restated certificates of incorporation and by-laws, and the referenced indemnification agreements.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits.


   EXHIBIT NO.                                       EXHIBIT
- ----------------     ------------------------------------------------------------------------
         1.1         Form of Purchase Agreement
        *4.1         Form of Indenture (the "Note Indenture"), among the Company, as Issuer,
                     Kaiser Alumina Australia Corporation, Alpart Jamaica Inc., Kaiser
                     Jamaica Corporation and Kaiser Finance Corporation, as Subsidiary
                     Guarantors, and First Trust National Association as Trustee, regarding the Notes
         4.2         Indenture, dated as of February 1, 1993, among the Company, as Issuer,
                     Kaiser Alumina Australia Corporation, Alpart Jamaica Inc. and Kaiser
                     Jamaica Corporation, as Subsidiary Guarantors, and The First National
                     Bank of Boston, as Trustee, regarding the Company's 12 3/4% Senior
                     Subordinated Notes due 2003 (incorporated by reference to Exhibit 4.2 to
                     Amendment No. 5 to the Registration Statement on Form S-1 on Form S-2,
                     dated January 22, 1993, filed by the Company, Registration No. 33-48260;
                     the "Company's 1993 Registration Statement")

   EXHIBIT NO.                                       EXHIBIT
- ----------------     ------------------------------------------------------------------------
         4.3         First Supplemental Indenture, dated as of May 1, 1993 (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended June 30, 1993, of the Company's, filed August 10, 1993,
                     File No. 1-3605; the "Company's June 1993 Form 10-Q)
         4.4         Credit Agreement, dated December 13, 1989 (the "Credit Agreement"), among the Company, financial institutions a party thereto, Bank of
                     America National Trust and Savings Association, as Agent, and Mellon
                     Bank, N.A., as Collateral Agent (incorporated by reference to Exhibit
                     4.3 to Amendment No. 5 to the Registration Statement on Form S-1, dated
                     December 13, 1989, filed by the Company, Registration No. 33-48260; the
                     "Company's 1989 Registration Statement")
         4.5         First Amendment to Credit Agreement, dated April 17, 1990 (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended September 30, 1990, of MAXXAM, filed November 6, 1990, File
                     No. 1-3924; the "September 1990 MAXXAM Form 10-Q")
         4.6         Second Amendment to Credit Agreement, dated September 17, 1990
                     (incorporated by reference to Exhibit 4.3 to the September 1990 MAXXAM
                     Form 10-Q)
         4.7         Third Amendment to Credit Agreement, dated December 7, 1990
                     (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to KAC's
                     1991 Registration Statement)
         4.8         Fourth Amendment to Credit Agreement, dated April 19, 1991 (incorporated by reference to Exhibit 4.1 to the Report on Form 10-Q for the quarterly period ended March 31, 1991, filed by the Company, File No. 1-3605; the
                     "Company's March 1991 Form 10-Q")
         4.9         Fifth Amendment to Credit Agreement, dated March 13, 1992 (incorporated by reference to Exhibit 4.8 to Form 10-K for the period ended December
                     31, 1991, filed by KAC, File No. 1-9447; the "KAC 1991 Form 10-K")
         4.10        Seventh Amendment to Credit Agreement, dated November 6, 1992
                     (incorporated by reference to Exhibit 4.10 to Amendment No. 5 to the
                     Company's 1993 Registration Statement)
         4.11        Eighth Amendment to Credit Agreement, dated January 7, 1993
                     (incorporated by reference to Exhibit 4.12 to Amendment No. 5 to
                     Company's 1993 Registration Statement)
         4.12        Ninth Amendment to Credit Agreement (including the form of Intercompany
                     Note annexed as an Exhibit thereto)(incorporated by reference to Exhibit
                     4.10 to Amendment No. 2 to the Registration Statement on Form S-1 dated
                     June 22, 1993, filed by KAC, Registration No. 33-49555; the "KAC 1993
                     Registration Statement")
         4.13        Tenth Amendment to Credit Agreement, dated July 23, 1993 (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-3,
                     dated August 26, 1993, filed by the Company, Registration No. 33-50097)
         4.14        Eleventh Amendment to Credit Agreement, dated January 7, 1993
                     (incorporated by reference to Exhibit 4.12 to Amendment No. 5 to
                     Registrant's 1993 Registration Statement)
         4.15        Twelfth Amendment to Credit Agreement
         4.16        Form of Intercompany Note between the Company and KAC (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to the Company's 1989
                     Registration Statement)
         4.17        Senior Subordinated Intercompany Note between the Company and MAXXAM, dated January 14, 1993 (incorporated by reference to Exhibit 4.13 to
                     Company's 1993 Registration Statement)

   EXHIBIT NO.                                       EXHIBIT
- ----------------     ------------------------------------------------------------------------
         4.18        Certificate of Designations of Series A Mandatory Conversion Premium
                     Dividend Preferred Stock of KAC, dated June 28, 1993 (incorporated by reference to Exhibit 4.3 of the Company's June 1993 Form 10-Q)
         4.19        Deposit Agreement between KAC and The First National Bank of Boston, dated as of June 30, 1993 (incorporated by reference to Exhibit 4.4 of the Company's June 1993 Form 10-Q)
         4.20        Form of Certificate of Designations of PRIDES
        *4.21        Form of Intercompany Note between the Company and KAC
        *4.22        Form of Credit Agreement to be entered into by the Company, KAC,
                     BankAmerica Business Credit, Inc., as Agent and certain financial institutions.
                     Note: The Company has not filed certain long-term debt instruments not being registered with the Securities and Exchange Commission where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees and undertakes to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.
         5.1         Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to the
                     validity of the securities being registered hereunder
        10.1         Form of indemnification agreement with officers and directors
                     (incorporated by reference to Exhibit (10)(b) to the Registration
                     Statement of KAC on Form S-4, File No. 33-12836)
        10.2         Tax Allocation Agreement between MAXXAM and the Company (incorporated by reference to Exhibit 10.21 to Amendment No. 6 to the Company's 1989
                     Registration Statement)
        10.3         Amended and Restated Alumina Supply Agreement, dated October 11, 1989
                     (incorporated by reference to Exhibit 10.19 to Amendment No. 3 to the
                     Company's 1989 Registration Statement)
        10.4         Transfer Agreement between the Company and KAC (incorporated by reference to Exhibit 10.20 to Amendment No. 6 to the Company's 1989
                     Registration Statement)
        10.5         The Company's Bonus Plan (incorporated by reference to Exhibit 10.25 to
                     Amendment No. 6 to the Company's 1989 Registration Statement)
        10.6         KaiserTech Limited Long Term Incentive Plan, dated June 2, 1989, as amended (incorporated by reference to Exhibit 10.14 to Form 10-K for the period ended December 31, 1989, filed by the Company, File No. 1-3605)
        10.7         Amendment No. 2 to the KaiserTech Limited Long Term Incentive Plan,
                     dated December 18, 1991 (incorporated by reference to Exhibit 10.7 to
                     KAC's 1991 Form 10-K)
        10.8         Amendment No. 3 to the Kaiser Aluminum Corporation Long Term Incentive
                     Plan, dated December 31, 1991 (incorporated by reference to Exhibit 10.8 to KAC's 1991 Form 10-K)
        10.9         Kaiser Aluminum Middle Management Long Term Incentive Plan, dated June
                     25, 1990, as amended (incorporated by reference to Exhibit 10.22 to
                     Amendment No. 1 to KAC's 1991 Registration Statement)
        10.10        Tax Allocation Agreement between KAC and MAXXAM (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to KAC's 1991 Registration
                     Statement)

   EXHIBIT NO.                                       EXHIBIT
- ----------------     ------------------------------------------------------------------------
        10.11        Assumption Agreement, dated as of October 28, 1988 (incorporated by reference to Exhibit HHH to the Final Amendment to the Schedule 13D of
                     MAXXAM Group Inc. and others in respect of the Common Stock of the
                     Company, par value $.33 1/3 per share)
        10.12        Employment Agreement, dated February 1, 1989, among the Company, KAC and
                     John M. Seidl (incorporated by reference to Exhibit 10.18 to Amendment
                     No. 3 to the Company's 1989 Registration Statement)
        10.13        Employment Agreement (the "Seidl-MAXXAM Employment Agreement"), dated
                     June 13, 1990, between MAXXAM and John M. Seidl (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to KAC's 1991 Registration
                     Statement)
        10.14        Amendment dated February 11, 1991, to the Seidl-MAXXAM Employment Agree-
                     ment (incorporated by reference to Exhibit 10.21 to Form 10-K for the period ended December 31, 1990, filed by the Company's, File No. 1-3605)
        10.15        Amendment dated May 29, 1991, to the Seidl-MAXXAM Employment Agreement
                     (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to KAC's
                     1991 Registration Statement)
        10.16        Payment Agreement, dated December 23, 1992, between the Company and John
                     M. Seidl (incorporated by reference to Exhibit 10.1 to the Report on
                     Form 10-Q for the quarterly period ended March 31, 1993, of KAC, filed
                     April 28, 1993, File No. 1-3605; the "KAC's March 1993 Form 10-Q")
        10.17        Employment Agreement, dated as of October 1, 1992, among the Company,
                     KAC and A. Stephens Hutchcraft, Jr. (incorporated by reference to
                     Exhibit 10.15 to Amendment No. 5 to the Company's 1993 Registration
                     Statement)
        10.18        Severance Agreement, dated July 1, 1985, between the Company and A. S.
                     Hutchcraft, Jr., as amended (incorporated by reference to Exhibit
                     (10)(f) to the Company's 1988 Form 10-K)
        10.19        Amendment, dated October 31, 1989, to the Severance Agreement of A. S.
                     Hutchcraft, Jr. referenced in Exhibit 10.18 above (incorporated by reference to Exhibit 10.24 to Amendment No. 5 to the Company's 1989
                     Registration Statement)
        10.20        Employment Agreement dated July 1, 1991, by and among MAXXAM, the
                     Company and Joseph A. Bonn (incorporated by reference to Exhibit 10.24 to Form 10-K for the period ended December 31, 1991, filed by the
                     Company, File No. 1-3605; the "Company's 1991 Form 10-K")
        10.21        Employment Agreement, dated September 26, 1990, between the Company,
                     MAXXAM and John T. La Duc (incorporated by reference to Exhibit 10.20 to
                     Amendment No. 1 to KAC's 1991 Registration Statement)
        10.22        Employment Agreement, dated August 22, 1990, among the Company, MAXXAM and Robert W. Irelan (incorporated by reference to Exhibit 10.2 to the
                     Company's March 1991 Form 10-Q)
        10.23        Promissory Note, dated October 4, 1990, by Robert W. Irelan and Barbara
                     M. Irelan to the Company (incorporated by reference to Exhibit 10.54 to
                     Form 10-K for the period ended December 31, 1990, filed by MAXXAM, File
                     No. 1-3924, the "MAXXAM 1990 Form 10-K")
        10.24        Employment Agreement dated as of March 8, 1990, between MAXXAM and
                     Anthony R. Pierno (incorporated by reference to Exhibit 10.28 to
                     MAXXAM's 1990 Form 10-K)
        10.25        Promissory Note dated February 1, 1989, by Anthony R. Pierno and Beverly
                     J. Pierno to MAXXAM (incorporated by reference to Exhibit 10.30 to Form
                     10-K for the period ended December 31, 1988, filed by MAXXAM, File No.
                     1-3924)

     EXHIBIT NO.                                     EXHIBIT
- -------------------  ------------------------------------------------------------------------
        10.26        Promissory Note dated July 19, 1990, by Anthony R. Pierno to MAXXAM
                     (incorporated by reference to Exhibit 10.31 to MAXXAM's 1990 Form 10-K)
        10.27        Commercial Guaranty, dated February 22, 1993, between MAXXAM and Charter
                     National Bank - Houston, in respect of a loan from Charter National
                     Bank - Houston to Anthony R. Pierno (incorporated by reference to
                     Exhibit 10.26 to the Company's Form 10-K for the period ended December
                     31, 1992, filed by KAC, File No. 1-3605)
        10.28        Employment Agreement dated as of March 8, 1990, between MAXXAM and Byron
                     L. Wade (incorporated by reference to Exhibit 10.50 to MAXXAM's 1990
                     Form 10-K)
        10.29        Agreement, dated December 20, 1991, between KAC and Joseph A. Bonn
                     (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q for the quarterly period ended March 31, 1992, filed by KAC, File No.
                     1-3605)
        10.30        Employment Agreement, dated April 1, 1993, among the Company, KAC and
                     George T. Haymaker, Jr. (incorporated by reference to Exhibit 10.2 to
                     KAC's March 1993 Form 10-Q)
        10.31        Kaiser 1993 Omnibus Stock Incentive Plan (incorporated by reference to
                     Exhibit 10.1 of KAC's June 1993 Form 10-Q)
        10.32        Agreement, dated as of June 30, 1993, between KAC and MAXXAM Inc.
                     (incorporated by reference to Exhibit 10.2 of KAC's June 1993 Form 10-Q)
        10.33        Tax Allocation Agreement, dated as of June 30, 1993, between the Company and KAC (incorporated by reference to Exhibit 10.3 of KAC's June 1993
                     Form 10-Q)
        12           Computation of consolidated ratio of earnings to fixed charges
        21           Subsidiaries of the Company (incorporated by reference to Exhibit 22 to
                     Form 10-K for the period ended December 31, 1992, filed by KAC File No.
                     1-9447)
       *23.1         Consent of Arthur Andersen & Co.
        23.2         Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (included in
                     Exhibit 5)
        24           Power of Attorney (included on signature page of this Registration
                     Statement)
        25           Statement of Eligibility of Trustee


- ---------------

      * Filed herewith.


     (b) Financial Statement Schedules.


     The following appear after the signature page of this Registration
Statement:

        Report of Independent Public Accountants on Financial Statement
        Schedules

        Schedule II   -- Kaiser Aluminum & Chemical Corporation and Subsidiary Companies --
                         Amounts Receivable from Related Parties and Underwriters, Promoters and Employees Other Than Related Parties
        Schedule V    -- Kaiser Aluminum & Chemical Corporation and Subsidiary Companies --
                         Consolidated Property, Plant, and Equipment
        Schedule VI   -- Kaiser Aluminum & Chemical Corporation and Subsidiary Companies --
                         Accumulated Depreciation, Depletion and Amortization of Consolidated
                         Property, Plant and Equipment
        Schedule IX   -- Kaiser Aluminum & Chemical Corporation and Subsidiary Companies --
                         Consolidated Short-Term Borrowings
        Schedule X    -- Kaiser Aluminum & Chemical Corporation and Subsidiary Companies --
                         Supplementary Consolidated Income Statement Information

     All other schedules are omitted because the required information is included in the Consolidated Financial Statements or the Notes thereto or is otherwise inapplicable.

ITEM 17. UNDERTAKINGS

     1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     3. The registrant hereby undertakes:

          (1) That for purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, KAISER ALUMINUM & CHEMICAL CORPORATION, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PLEASANTON, STATE OF CALIFORNIA, ON THE 9TH DAY OF FEBRUARY, 1994.


                                    KAISER ALUMINUM & CHEMICAL CORPORATION

                                    By:  /s/     GEORGE T. HAYMAKER, JR.
                                       George T. Haymaker, Jr., Chairman of the
                                           Board and Chief Executive Officer


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                TITLE                      DATE
- ---------------------------------------------   ----------------------------    -----------------
         /s/   GEORGE T. HAYMAKER, JR.          Chief Executive Officer and      February 9, 1994
               George T. Haymaker, Jr.            Director
        /s/     JOHN T. LA DUC                  Vice President and Chief         February 9, 1994
                John T. La Duc                  Financial Officer
                                                  (Principal Financial
                                                  Officer)
        /s/     CHARLIE ALONGI                  Controller (Principal            February 9, 1994
                Charlie Alongi                    Accounting Officer)
        /s/   CHARLES E. HURWITZ                Director                         February 9, 1994
              Charles E. Hurwitz
        /s/     EZRA G. LEVIN                   Director                         February 9, 1994
                Ezra G. Levin
        /s/     ROBERT MARCUS                   Director                         February 9, 1994
                Robert Marcus
        /s/     PAUL D. RUSEN                   Director                         February 9, 1994
                Paul D. Rusen

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT, KAISER ALUMINA AUSTRALIA CORPORATION, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PLEASANTON, STATE OF CALIFORNIA, ON THE 9TH DAY OF FEBRUARY, 1994.


                                    KAISER ALUMINA AUSTRALIA CORPORATION

                                    By:     /s/  GEORGE T. HAYMAKER, JR.
                                          George T. Haymaker, Jr., President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                TITLE                      DATE
- ---------------------------------------------   ----------------------------    -----------------
      /s/  GEORGE T. HAYMAKER, JR.              President and Director           February 9, 1994
           George T. Haymaker, Jr.                (Principal Executive
                                                  Officer)
          /s/  JOHN T. LA DUC                   Vice President, Chief            February 9, 1994
               John T. La Duc                     Financial Officer,
                                                  Treasurer and Director
                                                  (Principal Financial
                                                  Officer)
          /s/  JOSEPH A. BONN                   Vice President and Director      February 9, 1994
               Joseph A. Bonn
         /s/  ANTHONY R. PIERNO                 Vice President, General          February 9, 1994
              Anthony R. Pierno                   Counsel and Director
          /s/  CHARLIE ALONGI                   Controller (Principal            February 9, 1994
               Charlie Alongi                     Accounting Officer)

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT, ALPART JAMAICA INC., CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PLEASANTON, STATE OF CALIFORNIA, ON THE 9TH DAY OF FEBRUARY, 1994.


                                          ALPART JAMAICA INC.

                                          By:     /s/  GEOFFREY W. SMITH
                                                Geoffrey W. Smith, President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                TITLE                      DATE
- ---------------------------------------------   ----------------------------    -----------------
         /s/  GEOFFREY W. SMITH                 President (Principal             February 9, 1994
              Geoffrey W. Smith                   Executive Officer)
      /s/  GEORGE T. HAYMAKER, JR.              Director                         February 9, 1994
           George T. Haymaker, Jr.
          /s/  JOSEPH A. BONN                   Vice President and Director      February 9, 1994
               Joseph A. Bonn
          /s/  JOHN T. LA DUC                   Vice President, Chief            February 9, 1994
               John T. La Duc                     Financial Officer,
                                                  Treasurer and Director
                                                  (Principal Financial
                                                  Officer)
         /s/  ANTHONY R. PIERNO                 Vice President, General          February 9, 1994
              Anthony R. Pierno                   Counsel and Director
          /s/  CHARLIE ALONGI                   Controller (Principal            February 9, 1994
               Charlie Alongi                     Accounting Officer)

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT, KAISER JAMAICA CORPORATION, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PLEASANTON, STATE OF CALIFORNIA, ON THE 9TH DAY OF FEBRUARY, 1994.


                                          KAISER JAMAICA CORPORATION

                                          By:     /s/  GEOFFREY W. SMITH
                                                Geoffrey W. Smith, President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                TITLE                      DATE
- ---------------------------------------------   ----------------------------    -----------------
         /s/  GEOFFREY W. SMITH                 President (Principal             February 9, 1994
              Geoffrey W. Smith                   Executive Officer)
          /s/  JOHN T. LA DUC                   Vice President, Chief            February 9, 1994
               John T. La Duc                     Financial Officer,
                                                  Treasurer and Director
                                                  (Principal Financial
                                                  Officer)
      /s/  GEORGE T. HAYMAKER, JR.              Director                         February 9, 1994
           George T. Haymaker, Jr.
          /s/  JOSEPH A. BONN                   Vice President and Director      February 9, 1994
               Joseph A. Bonn
         /s/  ANTHONY R. PIERNO                 Vice President, General          February 9, 1994
              Anthony R. Pierno                   Counsel and Director
          /s/  CHARLIE ALONGI                   Controller (Principal            February 9, 1994
               Charlie Alongi                     Accounting Officer)

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, REGISTRANT, KAISER FINANCE CORPORATION, CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL THE REQUIREMENTS FOR FILING ON FORM S-2 AND HAS DULY CAUSED THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF PLEASANTON, STATE OF CALIFORNIA, ON THE 9TH DAY OF FEBRUARY, 1994.


                                          KAISER FINANCE CORPORATION

                                          By: /s/   GEORGE T. HAYMAKER, JR.
                                             George T. Haymaker, Jr., President


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 4 TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



                 SIGNATURES                                TITLE                      DATE
- ---------------------------------------------   ----------------------------    -----------------
      /s/  GEORGE T. HAYMAKER, JR.              President and Director           February 9, 1994
           George T. Haymaker, Jr.                (Principal Executive
                                                  Officer)
          /s/  JOHN T. LA DUC                   Vice President, Chief            February 9, 1994
               John T. La Duc                     Financial Officer,
                                                  Treasurer and Director
                                                  (Principal Financial
                                                  Officer)
          /s/  JOSEPH A. BONN                   Vice President and Director      February 9, 1994
               Joseph A. Bonn
         /s/  ANTHONY R. PIERNO                 Vice President, General          February 9, 1994
              Anthony R. Pierno                   Counsel and Director
          /s/  CHARLIE ALONGI                   Controller (Principal            February 9, 1994
               Charlie Alongi                     Accounting Officer)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

     We have audited, in accordance with generally accepted auditing standards, the financial statements included in the registration statement and have issued our report thereon dated February 8, 1993. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the index above are the responsibility of the Company's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN & CO.
Oakland, California
February 8, 1993

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                                  SCHEDULE II

                  AMOUNTS RECEIVABLE FROM RELATED PARTIES AND
                          UNDERWRITERS, PROMOTERS, AND
                      EMPLOYEES OTHER THAN RELATED PARTIES
                            (IN MILLIONS OF DOLLARS)

                                                                                            BALANCE AT
                                                                 DEDUCTIONS                 END OF YEAR
                             BALANCE AT                   -------------------------     -------------------
                             BEGINNING                     AMOUNTS        AMOUNTS                     NOT
      NAME OF DEBTOR          OF YEAR       ADDITIONS     COLLECTED     WRITTEN OFF     CURRENT     CURRENT
- ---------------------------  ----------     ---------     ---------     -----------     -------     -------
1992
J. A. Bonn(1)..............     $ .1                        $  .1

1991
J. M. Seidl(2).............                   $ 1.3           1.3
J. A. Bonn(1)..............                      .1                                                   $.1

1990
None

- ---------------
(1) This note bears interest at 7.09% per annum and is due on the earlier of demand, the termination of Mr. Bonn's employment, or on June 30, 1994. The interest is payable quarterly. The note is secured by real estate owned by Mr. Bonn. The full amount of the note was paid in March 1992.

(2) The note of $1.0, together with its accrued interest (at 8.9% per annum), was transferred to the Company by MAXXAM in September 1991 and was subsequently paid off in cash.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE V
                  CONSOLIDATED PROPERTY, PLANT, AND EQUIPMENT
                            (IN MILLIONS OF DOLLARS)

                                    BALANCE AT                                    OTHER         BALANCE AT
                                    BEGINNING                                     CHANGE          END OF
           DESCRIPTION               OF YEAR      ADDITIONS     RETIREMENTS    ADD (DEDUCT)        YEAR
- ---------------------------------   ----------    ---------     -----------    ------------     ----------
Year ended December 31, 1992:
  Land...........................    $   49.5      $  11.0                        $ 24.3         $   84.8
  Land improvements..............        33.7          5.5                          (0.2)            39.0
  Buildings......................       135.3         16.6         $ (.2)            3.3            155.0
  Machinery and equipment........       925.7         94.6          (4.8)           (4.8)         1,010.7
  Leasehold improvements.........         5.8          3.3                                            9.1
  Construction in progress.......        87.5        (16.6)          (.1)            (.5)            70.3
                                    ----------    ---------     -----------    ------------     ----------
     Total.......................    $1,237.5      $ 114.4         $(5.1)         $ 22.1 (1)     $1,368.9
                                    ----------    ---------     -----------    ------------     ----------
                                    ----------    ---------     -----------    ------------     ----------
Year ended December 31, 1991:
  Land...........................    $   43.3      $   1.4         $ (.2)         $  5.0         $   49.5
  Land improvements..............        27.7          1.8                           4.2             33.7
  Buildings......................       123.5          5.9           (.7)            6.6            135.3
  Machinery and equipment........       866.7         71.6          (6.0)           (6.6)           925.7
  Leasehold improvements.........         5.0           .7                            .1              5.8
  Construction in progress.......        52.4         36.7           (.1)           (1.5)            87.5
                                    ----------    ---------     -----------    ------------     ----------
     Total.......................    $1,118.6      $ 118.1         $(7.0)         $  7.8         $1,237.5
                                    ----------    ---------     -----------    ------------     ----------
                                    ----------    ---------     -----------    ------------     ----------
Year ended December 31, 1990:
  Land...........................    $   21.1      $    .3                        $ 21.9 (3)     $   43.3
  Land improvements..............        37.3          2.5                         (12.1)(3)         27.7
  Buildings......................       109.5          9.6         $ (.6)            5.0 (3)        123.5
  Machinery and equipment........       771.8        115.5          (2.4)          (18.2)(3)        866.7
  Leasehold improvements.........         2.7           .2                           2.1 (3)          5.0
  Construction in progress.......        71.6        (17.8)(2)                      (1.4)(3)         52.4
                                    ----------    ---------     -----------    ------------     ----------
     Total.......................    $1,014.0      $ 110.3         $(3.0)         $ (2.7)        $1,118.6
                                    ----------    ---------     -----------    ------------     ----------
                                    ----------    ---------     -----------    ------------     ----------

- ---------------
(1) Consists principally of reclassifications from other current and long-term assets to property, plant, and equipment.

(2) Represents $128.1 transfer to other fixed assets categories net of $110.3 additions to construction in progress in 1990.

(3) Consists principally of reclassifications between asset categories of the 1989 consolidation of Alpart and purchase accounting valuation adjustments of domestic assets.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                                  SCHEDULE VI
             ACCUMULATED DEPRECIATION, DEPLETION, AND AMORTIZATION
                 OF CONSOLIDATED PROPERTY, PLANT, AND EQUIPMENT
                            (IN MILLIONS OF DOLLARS)

                                       BALANCE AT                                   OTHER        BALANCE AT
                                       BEGINNING                                    CHANGE         END OF
            DESCRIPTION                 OF YEAR      ADDITIONS    RETIREMENTS    ADD (DEDUCT)       YEAR
- ------------------------------------   ----------    ---------    -----------    ------------    ----------
Year ended December 31, 1992:
  Depletable land...................     $  1.2        $  .3                                       $  1.5
  Land improvements.................        4.8          1.6                        $  (.1)           6.3
  Buildings.........................       21.9          7.3         $ (.1)            1.6           30.7
  Machinery and equipment...........      193.2         70.5          (1.1)           (1.4)         261.2
  Leasehold improvements............        1.9           .6                           (.1)           2.4
                                       ----------    ---------    -----------       ------       ----------
     Total..........................     $223.0        $80.3         $(1.2)            nil         $302.1
                                       ----------    ---------    -----------       ------       ----------
                                       ----------    ---------    -----------       ------       ----------
Year ended December 31, 1991:
  Depletable land...................     $   .7        $  .5                                       $  1.2
  Land improvements.................        3.5          1.1                        $   .2            4.8
  Buildings.........................       14.6          6.5         $ (.1)             .9           21.9
  Machinery and equipment...........      128.3         64.5          (1.6)            2.0          193.2
  Leasehold improvements............        1.2           .6                            .1            1.9
                                       ----------    ---------    -----------       ------       ----------
     Total..........................     $148.3        $73.2         $(1.7)         $  3.2         $223.0
                                       ----------    ---------    -----------       ------       ----------
                                       ----------    ---------    -----------       ------       ----------
Year ended December 31, 1990:
  Depletable land...................     $   .5        $  .3                        $  (.1)        $   .7
  Land improvements.................        2.4          1.3                           (.2)           3.5
  Buildings.........................       10.6          6.6                          (2.6)          14.6
  Machinery and equipment...........       63.9         61.7         $ (.7)            3.4          128.3
  Leasehold improvements............         .6           .6                                          1.2
                                       ----------    ---------    -----------       ------       ----------
     Total..........................     $ 78.0        $70.5         $ (.7)         $   .5         $148.3
                                       ----------    ---------    -----------       ------       ----------
                                       ----------    ---------    -----------       ------       ----------

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                                  SCHEDULE IX

                       CONSOLIDATED SHORT-TERM BORROWINGS
                            (IN MILLIONS OF DOLLARS)

                                                                  MAXIMUM         AVERAGE         WEIGHTED
                                                   WEIGHTED       AMOUNTS         AMOUNT           AVERAGE
                                      BALANCE      AVERAGE      OUTSTANDING     OUTSTANDING     INTEREST RATE
 CATEGORY OF AGGREGATE SHORT-TERM    AT END OF     INTEREST       DURING        DURING THE       DURING THE
            BORROWINGS                 YEAR          RATE        THE YEAR         YEAR(1)          YEAR(2)
- -----------------------------------  ---------     --------     -----------     -----------     -------------
Bank borrowings(3)
1992...............................    $ 4.8          4.8%         $52.8           $29.6             4.7%
1991...............................      6.3          4.9           50.6            29.2             7.0
1990...............................                   8.7           35.9             8.8             9.3

- ---------------
(1) Based on outstanding borrowings at the end of each month.

(2) Based on outstanding borrowings and weighted average interest rates at the end of each month.

(3) Short-term bank borrowings are made available on an uncommitted basis and no fee is charged. Maturities generally range from one to ten days with no formal provisions for the extension of maturities. Interest rates are based upon short-term prevailing rates.

        KAISER ALUMINUM & CHEMICAL CORPORATION AND SUBSIDIARY COMPANIES

                                   SCHEDULE X

           SUPPLEMENTARY CONSOLIDATED INCOME STATEMENT INFORMATION(1)
                            (IN MILLIONS OF DOLLARS)

                                                                       CHARGED TO COSTS AND
                                                                             EXPENSES
                                                                     YEAR ENDED DECEMBER 31,
                                                                   ----------------------------
                                                                    1992       1991       1990
                                                                   ------     ------     ------
Maintenance and repairs..........................................  $147.0     $161.4     $157.7
                                                                   ------     ------     ------
                                                                   ------     ------     ------
Taxes, other than payroll and income taxes -- production levy on
  bauxite........................................................  $ 31.5     $ 34.0     $ 33.8
                                                                   ------     ------     ------
                                                                   ------     ------     ------

- ---------------
(1) The amounts for amortization of intangible assets and preoperating costs and similar deferrals, royalties, and advertising costs are not reported as these items did not exceed 1% of sales and revenues.

NOTE: ALL OTHER SCHEDULES ARE INAPPLICABLE OR THE REQUIRED INFORMATION IS
      INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS OR THE NOTES THERETO.

                                 EXHIBIT INDEX


EXHIBIT NO.                                                                          EXHIBIT
- -----------                                                                        -----------
   1.1     Form of Purchase Agreement
  *4.1     Form of Indenture (the "Note Indenture"), among the Company, as Issuer,
           Kaiser Alumina Australia Corporation, Alpart Jamaica Inc., Kaiser
           Jamaica Corporation and Kaiser Finance Corporation, as Subsidiary
           Guarantors, and First Trust National Association as Trustee, regarding the Notes
   4.2     Indenture, dated as of February 1, 1993, among the Company, as Issuer,
           Kaiser Alumina Australia Corporation, Alpart Jamaica Inc. and Kaiser
           Jamaica Corporation, as Subsidiary Guarantors, and The First National
           Bank of Boston, as Trustee, regarding the Company's 12 3/4% Senior
           Subordinated Notes due 2003 (incorporated by reference to Exhibit 4.2 to
           Amendment No. 5 to the Registration Statement on Form S-1 on Form S-2,
           dated January 22, 1993, filed by the Company, Registration No. 33-48260;
           the "Company's 1993 Registration Statement")
   4.3     First Supplemental Indenture, dated as of May 1, 1993 (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended June 30, 1993, of the Company's, filed August 10, 1993,
           File No. 1-3605; the "Company's June 1993 Form 10-Q)
   4.4     Credit Agreement, dated December 13, 1989 (the "Credit Agreement"), among the Company, financial institutions a party thereto, Bank of
           America National Trust and Savings Association, as Agent, and Mellon
           Bank, N.A., as Collateral Agent (incorporated by reference to Exhibit
           4.3 to Amendment No. 5 to the Registration Statement on Form S-1, dated
           December 13, 1989, filed by the Company, Registration No. 33-48260; the
           "Company's 1989 Registration Statement")
   4.5     First Amendment to Credit Agreement, dated April 17, 1990 (incorporated by reference to Exhibit 4.2 to the Report on Form 10-Q for the quarterly period ended September 30, 1990, of MAXXAM, filed November 6, 1990, File
           No. 1-3924; the "September 1990 MAXXAM Form 10-Q")
   4.6     Second Amendment to Credit Agreement, dated September 17, 1990
           (incorporated by reference to Exhibit 4.3 to the September 1990 MAXXAM
           Form 10-Q)
   4.7     Third Amendment to Credit Agreement, dated December 7, 1990
           (incorporated by reference to Exhibit 4.6 to Amendment No. 1 to KAC's
           1991 Registration Statement)
   4.8     Fourth Amendment to Credit Agreement, dated April 19, 1991 (incorporated by reference to Exhibit 4.1 to the Report on Form 10-Q for the quarterly period ended March 31, 1991, filed by the Company, File No. 1-3605; the
           "Company's March 1991 Form 10-Q")
   4.9     Fifth Amendment to Credit Agreement, dated March 13, 1992 (incorporated by reference to Exhibit 4.8 to Form 10-K for the period ended December
           31, 1991, filed by KAC, File No. 1-9447; the "KAC 1991 Form 10-K")
   4.10    Seventh Amendment to Credit Agreement, dated November 6, 1992
           (incorporated by reference to Exhibit 4.10 to Amendment No. 5 to the
           Company's 1993 Registration Statement)
   4.11    Eighth Amendment to Credit Agreement, dated January 7, 1993
           (incorporated by reference to Exhibit 4.12 to Amendment No. 5 to
           Company's 1993 Registration Statement)
   4.12    Ninth Amendment to Credit Agreement (including the form of Intercompany
           Note annexed as an Exhibit thereto)(incorporated by reference to Exhibit
           4.10 to Amendment No. 2 to the Registration Statement on Form S-1 dated
           June 22, 1993, filed by KAC, Registration No. 33-49555; the "KAC 1993
           Registration Statement")

EXHIBIT NO.                                                                          EXHIBIT
- -----------                                                                        -----------
   4.13    Tenth Amendment to Credit Agreement, dated July 23, 1993 (incorporated by reference to Exhibit 4.13 to the Registration Statement on Form S-3,
           dated August 26, 1993, filed by the Company, Registration No. 33-50097)
   4.14    Eleventh Amendment to Credit Agreement, dated January 7, 1993
           (incorporated by reference to Exhibit 4.12 to Amendment No. 5 to
           Registrant's 1993 Registration Statement)
   4.15    Twelfth Amendment to Credit Agreement
   4.16    Form of Intercompany Note between the Company and KAC (incorporated by reference to Exhibit 4.2 to Amendment No. 5 to the Company's 1989
           Registration Statement)
   4.17    Senior Subordinated Intercompany Note between the Company and MAXXAM, dated January 14, 1993 (incorporated by reference to Exhibit 4.13 to
           Company's 1993 Registration Statement)
   4.18    Certificate of Designations of Series A Mandatory Conversion Premium
           Dividend Preferred Stock of KAC, dated June 28, 1993 (incorporated by reference to Exhibit 4.3 of the Company's June 1993 Form 10-Q)
   4.19    Deposit Agreement between KAC and The First National Bank of Boston, dated as of June 30, 1993 (incorporated by reference to Exhibit 4.4 of the Company's June 1993 Form 10-Q)
   4.20    Form of Certificate of Designations of PRIDES
  *4.21    Form of Intercompany Note between the Company and KAC
  *4.22    Form of Credit Agreement to be entered into by the Company, KAC,
           BankAmerica Business Credit, Inc., as Agent and certain financial institutions
           Note: The Company has not filed certain long-term debt instruments not being registered with the Securities and Exchange Commission where the total amount of indebtedness authorized under any such instrument does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees and undertakes to furnish a copy of any such instrument to the Securities and Exchange Commission upon its request.
   5.1     Opinion of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel as to the
           validity of the securities being registered hereunder
  10.1     Form of indemnification agreement with officers and directors
           (incorporated by reference to Exhibit (10)(b) to the Registration
           Statement of KAC on Form S-4, File No. 33-12836)
  10.2     Tax Allocation Agreement between MAXXAM and the Company (incorporated by reference to Exhibit 10.21 to Amendment No. 6 to the Company's 1989
           Registration Statement)
  10.3     Amended and Restated Alumina Supply Agreement, dated October 11, 1989
           (incorporated by reference to Exhibit 10.19 to Amendment No. 3 to the
           Company's 1989 Registration Statement)
  10.4     Transfer Agreement between the Company and KAC (incorporated by reference to Exhibit 10.20 to Amendment No. 6 to the Company's 1989
           Registration Statement)
  10.5     The Company's Bonus Plan (incorporated by reference to Exhibit 10.25 to
           Amendment No. 6 to the Company's 1989 Registration Statement)

EXHIBIT NO.                                                                          EXHIBIT
- -----------                                                                        -----------
  10.6     KaiserTech Limited Long Term Incentive Plan, dated June 2, 1989, as amended (incorporated by reference to Exhibit 10.14 to Form 10-K for the period ended December 31, 1989, filed by the Company, File No. 1-3605)
  10.7     Amendment No. 2 to the KaiserTech Limited Long Term Incentive Plan,
           dated December 18, 1991 (incorporated by reference to Exhibit 10.7 to
           KAC's 1991 Form 10-K)
  10.8     Amendment No. 3 to the Kaiser Aluminum Corporation Long Term Incentive
           Plan, dated December 31, 1991 (incorporated by reference to Exhibit 10.8 to KAC's 1991 Form 10-K)
  10.9     Kaiser Aluminum Middle Management Long Term Incentive Plan, dated June
           25, 1990, as amended (incorporated by reference to Exhibit 10.22 to
           Amendment No. 1 to KAC's 1991 Registration Statement)
  10.10    Tax Allocation Agreement between KAC and MAXXAM (incorporated by reference to Exhibit 10.23 to Amendment No. 2 to KAC's 1991 Registration
           Statement)
  10.11    Assumption Agreement, dated as of October 28, 1988 (incorporated by reference to Exhibit HHH to the Final Amendment to the Schedule 13D of
           MAXXAM Group Inc. and others in respect of the Common Stock of the
           Company, par value $.33 1/3 per share)
  10.12    Employment Agreement, dated February 1, 1989, among the Company, KAC and
           John M. Seidl (incorporated by reference to Exhibit 10.18 to Amendment
           No. 3 to the Company's 1989 Registration Statement)
  10.13    Employment Agreement (the "Seidl-MAXXAM Employment Agreement"), dated
           June 13, 1990, between MAXXAM and John M. Seidl (incorporated by reference to Exhibit 10.21 to Amendment No. 1 to KAC's 1991 Registration
           Statement)
  10.14    Amendment dated February 11, 1991, to the Seidl-MAXXAM Employment
           Agreement (incorporated by reference to Exhibit 10.21 to Form 10-K for the period ended December 31, 1990, filed by the Company's, File No.
           1-3605)
  10.15    Amendment dated May 29, 1991, to the Seidl-MAXXAM Employment Agreement
           (incorporated by reference to Exhibit 10.30 to Amendment No. 2 to KAC's
           1991 Registration Statement)
  10.16    Payment Agreement, dated December 23, 1992, between the Company and John
           M. Seidl (incorporated by reference to Exhibit 10.1 to the Report on
           Form 10-Q for the quarterly period ended March 31, 1993, of KAC, filed
           April 28, 1993, File No. 1-3605; the "KAC's March 1993 Form 10-Q")
  10.17    Employment Agreement, dated as of October 1, 1992, among the Company,
           KAC and A. Stephens Hutchcraft, Jr. (incorporated by reference to
           Exhibit 10.15 to Amendment No. 5 to the Company's 1993 Registration
           Statement)
  10.18    Severance Agreement, dated July 1, 1985, between the Company and A. S.
           Hutchcraft, Jr., as amended (incorporated by reference to Exhibit
           (10)(f) to the Company's 1988 Form 10-K)
  10.19    Amendment, dated October 31, 1989, to the Severance Agreement of A. S.
           Hutchcraft, Jr. referenced in Exhibit 10.18 above (incorporated by reference to Exhibit 10.24 to Amendment No. 5 to the Company's 1989
           Registration Statement)
  10.20    Employment Agreement dated July 1, 1991, by and among MAXXAM, the
           Company and Joseph A. Bonn (incorporated by reference to Exhibit 10.24 to Form 10-K for the period ended December 31, 1991, filed by the
           Company, File No. 1-3605; the "Company's 1991 Form 10-K")

EXHIBIT NO.                                                                          EXHIBIT
- -----------                                                                        -----------
  10.21    Employment Agreement, dated September 26, 1990, between the Company,
           MAXXAM and John T. La Duc (incorporated by reference to Exhibit 10.20 to
           Amendment No. 1 to KAC's 1991 Registration Statement)
  10.22    Employment Agreement, dated August 22, 1990, among the Company, MAXXAM and Robert W. Irelan (incorporated by reference to Exhibit 10.2 to the
           Company's March 1991 Form 10-Q)
  10.23    Promissory Note, dated October 4, 1990, by Robert W. Irelan and Barbara
           M. Irelan to the Company (incorporated by reference to Exhibit 10.54 to
           Form 10-K for the period ended December 31, 1990, filed by MAXXAM, File
           No. 1-3924, the "MAXXAM 1990 Form 10-K")
  10.24    Employment Agreement dated as of March 8, 1990, between MAXXAM and
           Anthony R. Pierno (incorporated by reference to Exhibit 10.28 to
           MAXXAM's 1990 Form 10-K)
  10.25    Promissory Note dated February 1, 1989, by Anthony R. Pierno and Beverly
           J. Pierno to MAXXAM (incorporated by reference to Exhibit 10.30 to Form
           10-K for the period ended December 31, 1988, filed by MAXXAM, File No.
           1-3924)
  10.26    Promissory Note dated July 19, 1990, by Anthony R. Pierno to MAXXAM
           (incorporated by reference to Exhibit 10.31 to MAXXAM's 1990 Form 10-K)
  10.27    Commercial Guaranty, dated February 22, 1993, between MAXXAM and Charter
           National Bank - Houston, in respect of a loan from Charter National
           Bank - Houston to Anthony R. Pierno (incorporated by reference to
           Exhibit 10.26 to the Company's Form 10-K for the period ended December
           31, 1992, filed by KAC, File No. 1-3605)
  10.28    Employment Agreement dated as of March 8, 1990, between MAXXAM and Byron
           L. Wade (incorporated by reference to Exhibit 10.50 to MAXXAM's 1990
           Form 10-K)
  10.29    Agreement, dated December 20, 1991, between KAC and Joseph A. Bonn
           (incorporated by reference to Exhibit 10.3 to the Report on Form 10-Q for the quarterly period ended March 31, 1992, filed by KAC, File No.
           1-3605)
  10.30    Employment Agreement, dated April 1, 1993, among the Company, KAC and
           George T. Haymaker, Jr. (incorporated by reference to Exhibit 10.2 to
           KAC's March 1993 Form 10-Q)
  10.31    Kaiser 1993 Omnibus Stock Incentive Plan (incorporated by reference to
           Exhibit 10.1 of KAC's June 1993 Form 10-Q)
  10.32    Agreement, dated as of June 30, 1993, between KAC and MAXXAM Inc.
           (incorporated by reference to Exhibit 10.2 of KAC's June 1993 Form 10-Q)
  10.33    Tax Allocation Agreement, dated as of June 30, 1993, between the Company and KAC (incorporated by reference to Exhibit 10.3 of KAC's June 1993
           Form 10-Q)
  12       Computation of consolidated ratio of earnings to fixed charges
  21       Subsidiaries of the Company (incorporated by reference to Exhibit 22 to
           Form 10-K for the period ended December 31, 1992, filed by KAC File No.
           1-9447)
 *23.1     Consent of Arthur Andersen & Co.
  23.2     Consent of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel (included in
           Exhibit 5)
  24       Power of Attorney (included on signature page of this Registration
           Statement)
  25       Statement of Eligibility of Trustee


- ---------------

      * Filed herewith.